Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-181997

PROSPECTUS OF	PROXY STATEMENT OF
NORTHFIELD BANCORP, INC.	FLATBUSH FEDERAL BANCORP, INC.

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Shareholder of Flatbush Federal Bancorp, Inc.:

The boards of directors of Northfield Bancorp, Inc. and Flatbush Federal Bancorp, Inc. have agreed to a merger of our companies. If the merger is completed, each share of Flatbush Federal Bancorp, Inc. common stock, par value $0.01 per share, will be converted into the right to receive 0.4748 of a share of Northfield Bancorp, Inc. common stock, par value $0.01 per share, subject to adjustment as described in this proxy statement/prospectus. After the completion of the merger, we expect that Flatbush Federal Bancorp, Inc. shareholders, including Flatbush Federal Bancorp, MHC, will own approximately 1,299,483 shares of Northfield Bancorp, Inc. common stock, or approximately 3.1% of the combined company based on the shares outstanding as of June 30, 2012, of which approximately 594,781 shares will be held by shareholders other than Flatbush Federal Bancorp, MHC. Northfield Bancorp, Inc. common stock is listed on the Nasdaq Global Select Market under the symbol “NFBK.” On September 18, 2012, the closing price of Northfield Bancorp, Inc. common stock was $15.38 per share.

We expect the merger to be tax-free for federal income tax purposes to Flatbush Federal Bancorp, Inc. shareholders, except that any cash received in lieu of fractional shares will be taxable to Flatbush Federal Bancorp, Inc. shareholders.

We cannot complete the merger unless we obtain the necessary regulatory approvals and unless the shareholders of Flatbush Federal Bancorp, Inc. approve the merger agreement. Flatbush Federal Bancorp, Inc. is asking its shareholders to consider and vote on this merger proposal at its special meeting of shareholders in addition to considering and voting on a proposal to approve, by a non-binding advisory vote, certain compensation arrangements for Flatbush Federal Bancorp, Inc.’s named executive officers in connection with the merger and a proposal to adjourn the special meeting, if necessary, in order to solicit additional proxies to vote in favor of the merger agreement. Whether or not you plan to attend Flatbush Federal Bancorp, Inc.’s special meeting of shareholders, please take the time to vote by completing and mailing the enclosed proxy card in the accompanying postage-paid envelope. If you prefer, you may vote by using the telephone or Internet. For information on submitting your proxy by mail or voting by telephone or Internet, please refer to the instructions on the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” the merger and the transactions contemplated by the merger agreement, “FOR” the proposal regarding certain merger-related executive compensation arrangements and “FOR” an adjournment of the special meeting, if necessary. If you do not return your proxy card or vote by telephone or Internet, or if you do not instruct your broker how to vote any shares held for you in “street name,” the effect will be a vote against the merger agreement.

Flatbush Federal Bancorp, Inc.’s board of directors has unanimously determined that the merger is advisable, fair to, and in the best interests of Flatbush Federal Bancorp, Inc. and its shareholders and recommends that you vote FOR the approval of the merger agreement, FOR the proposal regarding certain merger-related executive compensation arrangements and FOR the adjournment of the special meeting, if necessary, in order to solicit additional proxies to vote in favor of the merger agreement.

The place, date and time of the Flatbush Federal Bancorp, Inc. special meeting of shareholders is as follows:

New York Marriott at the Brooklyn Bridge

333 Adams Street

Brooklyn, New York

October 24, 2012

11:00 a.m., Eastern Time

This document contains a more complete description of Flatbush Federal Bancorp, Inc.’s special meeting of shareholders, the terms of the merger and the merger-related executive compensation arrangements. Please review this entire document carefully, including the “Risk Factors” beginning on page 13 for a discussion of the risks related to the proposed merger. You may also obtain information about Northfield Bancorp, Inc. from documents it has filed with the Securities and Exchange Commission.

/s/ Jesus R. Adia

Jesus R. Adia

President and Chief Executive Officer

Flatbush Federal Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The securities offered through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Proxy Statement/Prospectus dated September 20, 2012

and first mailed to shareholders on or about September 21, 2012

This document incorporates important business and financial information about Northfield Bancorp, Inc. from documents filed with the Securities and Exchange Commission that have not been included in or delivered with this document. You may read and copy these documents at the Securities and Exchange Commission’s public reference facilities. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site the Securities and Exchange Commission maintains at http://www.sec.gov. See “Where You Can Find More Information” on page 80.

You also may request copies of these documents from Northfield Bancorp, Inc. Northfield Bancorp, Inc. will provide you with copies of these documents, without charge, upon written or oral request to:

Northfield Bancorp, Inc.

Investor Relations

581 Main Street, Suite 810

Woodbridge, New Jersey 07095

Phone: (732) 499-7200, ext. 2515

If you would like to request documents from Northfield Bancorp, Inc., please do so by October 10, 2012 to receive them before the Flatbush Federal Bancorp, Inc. special meeting of shareholders.

FLATBUSH FEDERAL BANCORP, INC.

2146 Nostrand Avenue

Brooklyn, New York 11210

(718) 859-6800

Notice of Special Meeting of Shareholders

to be held October 24, 2012

A special meeting of shareholders of Flatbush Federal Bancorp, Inc. will be held at 11:00 a.m., Eastern Time, on October 24, 2012 at the New York Marriott at the Brooklyn Bridge, located at 333 Adams Street, Brooklyn, New York.

At the special meeting, you will be asked to:

1.	Consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of March 13, 2012, by and among (i) Northfield Bank, Northfield Bancorp, Inc. and Northfield Bancorp, MHC, and (ii) Flatbush Federal Savings & Loan Association, Flatbush Federal Bancorp, Inc. and Flatbush Federal Bancorp, MHC, as amended, which provides for, among other things, the merger of Flatbush Federal Savings & Loan Association with and into Northfield Bank, the merger of Flatbush Federal Bancorp, Inc. with and into Northfield Bancorp, Inc., and the merger of Flatbush Federal Bancorp, MHC with and into Northfield Bancorp, MHC. A copy of the Agreement and Plan of Merger is included as Annex A to the accompanying proxy statement/prospectus;

2.	Consider and vote upon a proposal to approve, by non-binding advisory vote, certain compensation arrangements for Flatbush Federal Bancorp, Inc.’s named executive officers in connection with the mergers described above that will be implemented if the Agreement and Plan of Merger is consummated;

3.	Consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the Agreement and Plan of Merger; and

4.	Transact such other business as may be properly presented at the special meeting and any adjournments or postponements of the special meeting. The enclosed proxy statement/prospectus describes the Agreement and Plan of Merger and the proposed mergers in detail. We urge you to read these materials carefully. The enclosed proxy statement/prospectus forms a part of this notice.

The board of directors of Flatbush Federal Bancorp, Inc. unanimously recommends that Flatbush Federal Bancorp, Inc. shareholders vote “FOR” the proposal to approve the Agreement and Plan of Merger, “FOR” the proposal to approve, by non-binding advisory vote, certain compensation arrangements for Flatbush Federal Bancorp, Inc.’s named executive officers in connection with the mergers and “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies to vote in favor of the Agreement and Plan of Merger.

The board of directors of Flatbush Federal Bancorp, Inc. has fixed the close of business on September 12, 2012 as the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

Your vote is very important. Your proxy is being solicited by the board of directors of Flatbush Federal Bancorp, Inc. In order for the proposed mergers to be consummated, the proposal to approve the Agreement and Plan of Merger must be approved by the affirmative vote of holders of (i) at least two-thirds of the outstanding shares of Flatbush Federal Bancorp, Inc. common stock entitled to vote and (ii) a majority of the outstanding shares of Flatbush Federal Bancorp, Inc. common stock held by persons other than Flatbush Federal Bancorp, MHC, the mutual holding company parent of Flatbush Federal Bancorp, Inc. Whether or not you plan to attend the special meeting in person, we urge you to complete and mail the enclosed proxy card, in the accompanying envelope, which requires no postage if mailed in the United States. If you prefer, you may vote by using the telephone or Internet. For information on submitting your proxy by mail or voting by telephone or Internet, please refer to the instructions on the enclosed proxy card. You may revoke your proxy at any time before the special meeting. If you attend the special meeting and vote in person, your proxy vote will not be used.

Flatbush Federal Bancorp, Inc. shareholders do not have dissenters’ rights in connection with the merger. See “Questions and Answers About the Mergers and the Special Meeting” and “No Dissenters’ Rights.”

By Order of the Board of Directors

/s/ Jesus R. Adia
Jesus R. Adia President and Chief Executive Officer

Brooklyn, New York

September 20, 2012

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information that you may consider important in deciding how to vote. Throughout this proxy statement/prospectus, “Flatbush Bancorp,” “we,” “our” and “us” refer to Flatbush Federal Bancorp, Inc. and its consolidated subsidiaries, “Flatbush Federal Savings” refers to Flatbush Federal Savings & Loan Association, Flatbush Bancorp’s wholly-owned banking subsidiary, and “Flatbush MHC” refers to Flatbush Federal Bancorp, MHC, the mutual holding company that owns a majority of Flatbush Bancorp’s outstanding common stock. “Flatbush” refers to each of Flatbush Bancorp, Flatbush Federal Savings and Flatbush MHC, individually and collectively, as context requires. “Northfield Bancorp” refers to Northfield Bancorp, Inc., “Northfield MHC” refers to Northfield Bancorp, MHC, the mutual holding company that owns a majority of Northfield Bancorp’s outstanding common stock, and “Northfield” refers to each of Northfield Bancorp, Northfield Bank, and Northfield MHC, individually and collectively, as context requires. The merger of Flatbush Bancorp with and into Northfield Bancorp is referred to as the “Mid-Tier Merger,” the merger between Flatbush Federal Savings with and into Northfield Bank is refer to as the “Bank Merger,” and the merger of Flatbush MHC with and into Northfield MHC is referred to as the “MHC Merger.” The Mid-Tier Merger, the Bank Merger and the MHC Merger are collectively referred to as the “Mergers.” The “Merger Agreement” refers to the Agreement and Plan of Merger, dated as of March 13, 2012, as amended, by and between (i) Northfield Bank, Northfield Bancorp, and Northfield MHC, and (ii) Flatbush Federal Savings, Flatbush Bancorp, and Flatbush MHC. To understand the Mergers more fully, you should read this entire document carefully, including the documents attached to this proxy statement/prospectus.

The Companies

Northfield Bancorp

1410 St. Georges Avenue

Avenel, New Jersey 07001

(732) 499-7200

Northfield MHC

Northfield Bank

1731 Victory Boulevard

Staten Island, New York 10314

(718) 448-1000

Northfield Bancorp is a federal corporation that completed its initial public stock offering on November 7, 2007. Northfield Bancorp is a majority owned subsidiary of Northfield MHC, a federally-chartered mutual holding company. At June 30, 2012, Northfield MHC owned 24,641,684 shares of Northfield Bancorp’s common stock, or 61.3% of the outstanding shares of the common stock as of that date. Northfield Bancorp’s common stock is listed on the Nasdaq Global Select Market under the symbol “NFBK.”

Northfield Bancorp conducts its operations primarily through its wholly owned subsidiary, Northfield Bank, a federally chartered savings bank. Northfield Bank conducts business primarily from its home office located in Staten Island, New York, its operations center located in Woodbridge, New Jersey and its 24 additional branch offices located in New York and New Jersey. The branch offices are located in the New York counties of Richmond (Staten Island) and Kings (Brooklyn), and the New Jersey counties of Union and Middlesex. For more information, visit www.enorthfield.com. Information on this website is not, and should not be considered part of, this proxy statement/prospectus.

At June 30, 2012, Northfield Bancorp had total assets of $2.5 billion, total deposits of $1.5 billion and total shareholders’ equity of $388.9 million.

Flatbush Bancorp

Flatbush MHC

Flatbush Federal Savings

2146 Nostrand Avenue

Brooklyn, New York 06103

(718) 859-6800

Flatbush Bancorp is a federal corporation which was organized in 2003 as part of the mutual holding company reorganization of Flatbush Federal Savings. Flatbush Bancorp is a majority owned subsidiary of Flatbush MHC, a federally chartered mutual holding company. At June 30, 2012, Flatbush MHC owned 1,484,208 shares of Flatbush Bancorp’s common stock, or 54.2% of the outstanding shares of the common stock as of that date. Flatbush Bancorp’s common stock is quoted on the OTC Bulletin Board under the symbol “FLTB.”

Flatbush Bancorp conducts its operations primarily through its wholly owned subsidiary, Flatbush Federal Savings, a federally chartered savings bank. Flatbush Federal Savings conducts business primarily from its home office and two branch offices, all located in Brooklyn, New York. For more information, visit www.flatbush.com. Information on this website is not, and should not be considered, part of this proxy statement/prospectus.

At June 30, 2012, Flatbush Bancorp had total assets of $143.3 million, total deposits of $117.5 million and total shareholders’ equity of $18.8 million.

Special Meeting of Flatbush Bancorp Shareholders; Required Vote (page 22)

A special meeting of Flatbush Bancorp shareholders is scheduled to be held at the New York Marriott at the Brooklyn Bridge, located at 333 Adams Street, Brooklyn, New York at 11:00 a.m., Eastern Time, on October 24, 2012. At the special meeting, you will be asked to vote on a proposal to approve the Merger Agreement and a non-binding proposal regarding certain merger-related executive compensation arrangements. You may also be asked to vote to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the Merger Agreement.

Only Flatbush Bancorp shareholders of record as of the close of business on September 12, 2012 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

Approval of the Merger Agreement requires the affirmative vote of holders of (i) at least two-thirds of the outstanding shares of Flatbush Bancorp common stock entitled to vote and (ii) a majority of the outstanding shares of Flatbush Bancorp common stock held by shareholders other than Flatbush MHC. Approval of the non-binding proposal regarding certain merger-related executive compensation arrangements requires the affirmative vote of holders of a majority of the shares represented at the special meeting and entitled to vote. Approval of the proposal to adjourn the special meeting, if necessary, requires the affirmative vote of the holders of a majority of the shares represented at the special meeting and entitled to vote. As of the record date, there were 2,736,907 shares of Flatbush Bancorp common stock outstanding. The directors and executive officers of Flatbush Bancorp, as a group, beneficially owned 60,284 shares of Flatbush Bancorp common stock (not including shares that may be acquired upon the exercise of stock options), representing 2.2% of the outstanding shares of Flatbush Bancorp common stock as of the record date. These individuals have agreed to vote their shares in favor of the Merger Agreement at the special meeting. In addition, Flatbush MHC, which owned 1,484,208 shares of Flatbush Bancorp common stock, representing 54.2% of the outstanding shares of Flatbush Bancorp common stock as of the record date, has agreed to vote its shares in favor of the Merger Agreement at the special meeting. We further expect that Flatbush MHC will vote its shares in favor of the non-binding proposal regarding certain merger-related executive compensation arrangements and in favor of the proposal to adjourn the special meeting, if necessary. This would ensure the approval of each of these two proposals.

The Mergers and the Merger Agreement (page 24)

The Mergers are governed by the Merger Agreement, which provides that the Mergers shall be effected as follows:

•	In the MHC Merger, Flatbush MHC will merge with and into Northfield MHC, with Northfield MHC as the surviving entity. The separate corporate existence of Flatbush MHC will cease.

•

Immediately following the MHC Merger, Flatbush Bancorp will merge with and into Northfield Bancorp in the Mid-Tier Merger, with Northfield Bancorp as the surviving entity. The separate corporate existence of Flatbush Bancorp will cease.

•

Each share of Flatbush Bancorp common stock issued and outstanding immediately prior to effectiveness of the Mid-Tier Merger held by Flatbush Bancorp common shareholders will be converted into, as provided in and subject to the terms set forth in the Merger Agreement, the right to receive 0.4748 of a share of Northfield Bancorp, with cash paid in lieu of fractional shares.

•

In the Bank Merger, Flatbush Federal Savings will merge with and into Northfield Bank, with Northfield Bank as the surviving entity. The separate corporate existence of Flatbush Federal Savings will cease.

We encourage you to read the Merger Agreement, which is included as Annex A to this proxy statement/prospectus.

What Flatbush Bancorp Shareholders Will Receive as Consideration in the Mergers (page 44)

Under the Merger Agreement, each share of Flatbush Bancorp common stock you own will be exchanged for 0.4748 of a share of Northfield Bancorp, with cash paid in lieu of fractional shares. This exchange ratio is subject to adjustment if Flatbush Bancorp’s “Adjusted Stockholders Equity” (described below) as of the last day of the month prior to the month in which the Mid-Tier Merger is expected to occur is less than $18,275,000, in which case the exchange ratio shall be decreased by an amount equal to the quotient of ((x) the difference between $18,275,000 and the Adjusted Stockholders’ Equity as of such measurement date divided by (y) the number of outstanding shares of Flatbush Bancorp common stock as of the closing of the Mid-Tier Merger), divided by $13.69 (rounded to the nearest ten-thousandth). “Adjusted Stockholders’ Equity” shall mean the consolidated stockholders’ equity of Flatbush Bancorp, calculated in accordance with accounting principles generally accepted in the United States of America, adjusted to:

(i)	exclude the effect of the payment or accrual of all customary fees and expenses directly related to the Merger Agreement and the transactions contemplated thereby, calculated on a tax-effected basis where appropriate; and

(ii)	add any effects from accumulated other comprehensive income back to equity.

The merger consideration of 0.4748 of a share of Northfield Bancorp’s common stock for every share of Flatbush Bancorp’s common stock was calculated to provide a value of $6.50 per share of Flatbush Bancorp’s common stock based upon the average closing price of Northfield Bancorp common stock for the 10-day period ending March 12, 2012 of $13.69. The value of the merger consideration may increase or decrease both prior to and following the completion of the Mid-Tier Merger depending on the trading price of Northfield Bancorp’s common stock.

See “Description of the Merger Agreement—Consideration to be Received in the Mid-Tier Merger” for a complete description of the consideration to be received by Flatbush Bancorp shareholders in the Mergers, including a complete description of the potential adjustment to the consideration.

Comparative Market Prices (page 21)

The following table shows the closing price per share of Northfield Bancorp common stock and Flatbush Bancorp common stock and the equivalent price per share of Flatbush Bancorp common stock, giving effect to the Mergers, on March 12, 2012, which is the last day preceding the public announcement of the proposed Mergers, and on September 12, 2012, the record date for the special meeting. The equivalent price per share of Flatbush Bancorp common stock was computed by multiplying the price of a share of Northfield Bancorp common stock by the 0.4748 exchange ratio. See “Description of the Mergers—Consideration to be Received in the Mid-Tier Merger” on page 44.

	Northfield Bancorp Common Stock	Flatbush Federal Bancorp, Inc. Common Stock	Equivalent Price Per Share of Flatbush Federal Bancorp, Inc. Common Stock
March 12, 2012	$14.01	$3.02	$6.65
September 12, 2012	$15.31	$7.07	$7.27

Recommendation of the Flatbush Bancorp Board of Directors (page 23)

The Flatbush Bancorp board of directors has unanimously approved the Merger Agreement and the proposed Mid-Tier Merger. The Flatbush Bancorp board believes that the Merger Agreement, including the Mid-Tier Merger contemplated by the Merger Agreement, is fair to, and in the best interests of, Flatbush Bancorp and its shareholders, and therefore unanimously recommends that Flatbush Bancorp shareholders vote “FOR” the proposal to approve the Merger Agreement. In reaching this decision, Flatbush Bancorp’s board of directors considered a variety of factors, which are described in the section captioned “Description of the Merger—Background of and Reasons for the Mergers.”

The Flatbush Bancorp board of directors also unanimously recommends that Flatbush Bancorp shareholders vote “FOR” approval of the non-binding proposal regarding certain merger-related executive compensation arrangements and “FOR” the proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the Merger Agreement.

Opinion of Flatbush Bancorp’s Financial Advisor (page 31)

In considering whether the Mergers were advisable and in the best interests of Flatbush Bancorp’s shareholders, one of the factors considered by Flatbush Bancorp’s board of directors was the opinion of Sandler O’Neill & Partners, L.P., which served as financial advisor to Flatbush Bancorp’s board of directors in connection with the Mid-Tier Merger. Sandler O’Neill & Partners, L.P. delivered to Flatbush Bancorp’s board of directors its written opinion, dated March 13, 2012, that the exchange ratio was fair to the public shareholders of Flatbush Bancorp common stock from a financial point of view. The full text of this opinion is included as Annex B to this proxy statement/prospectus. You should read the opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations of the review conducted by Sandler O’Neill & Partners, L.P. Flatbush Bancorp has agreed to pay Sandler O’Neill & Partners, L.P. a fee equal to 1.1% of the aggregate consideration to be paid in connection with the Mergers, $140,000 of which has already been paid and the remainder of which is payable if the Mergers are completed.

Regulatory Matters Relating to the Mergers (page 49)

Under the terms of the Merger Agreement, the Mergers cannot be completed unless they are first approved by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) and the Office of the Comptroller of the Currency. Northfield filed the required applications in May 2012. As of the date of this document, Northfield has not received any regulatory approvals. While Northfield does not know of any reason why it would not be able to obtain approvals in a timely manner, Northfield cannot be certain when or if it will receive regulatory approval.

Conditions to Completing the Mergers (page 55)

The completion of the Mergers is subject to the fulfillment of a number of conditions, including:

•

approval of the Merger Agreement at the special meeting by holders of at least two-thirds of the outstanding shares of Flatbush Bancorp common stock entitled to vote and holders of a majority of the outstanding shares of Flatbush Bancorp held by shareholders other than Flatbush MHC;

•	approval of the Merger Agreement by the members of Flatbush MHC (depositors and borrowers of Flatbush Federal Savings) at a special meeting of members called for that purpose;

•

approval of the Mergers by the appropriate regulatory authorities, and all written agreements then in effect between Flatbush and any regulatory authority will have been terminated or the regulatory authority has agreed to terminate such written agreement contemporaneously with the closing of the transactions contemplated by the Merger Agreement;

•

receipt by each party of an opinion from legal counsel to the effect that the Mergers will be treated for federal income tax purposes as reorganizations within the meaning of Section 368(a) of the Internal Revenue Code; and

•	the continued accuracy of representations and warranties made in the Merger Agreement.

Terminating the Merger Agreement (page 65)

The Merger Agreement may be terminated by mutual consent of Northfield Bancorp and Flatbush Bancorp at any time prior to the completion of the Mid-Tier Merger. Additionally, subject to conditions and circumstances described in the Merger Agreement, either Northfield Bancorp or Flatbush Bancorp may terminate the Merger Agreement if, among other things, any of the following occur:

•

there is a breach by the other party of any representation, warranty, covenant or agreement contained in the Merger Agreement, which cannot be cured, or has not been cured within 30 days after the giving of written notice to such party of such breach;

•	the Mid-Tier Merger has not been consummated by November 30, 2012;

•	Flatbush Bancorp shareholders do not approve the Merger Agreement at the Flatbush Bancorp special meeting;

•	Flatbush MHC members do not approve the Merger Agreement at a special meeting called for that purpose; or

•	a required regulatory approval is denied or a governmental authority prohibits the consummation of any of the Mergers.

Northfield Bancorp may also terminate the Merger Agreement if the board of directors of Flatbush Bancorp does not recommend approval of the Mid-Tier Merger in the proxy statement/prospectus or withdraws or modifies/qualifies its recommendation in a manner adverse to Northfield Bancorp. Flatbush Bancorp may also terminate the Merger Agreement if it chooses to accept a superior proposal from a third party, and pays the fee described below in “—Termination Fee.”

Mutual-To-Stock Conversion of Northfield MHC (page 66)

On June 6, 2012, the Board of Directors of Northfield Bancorp and the Board of Trustees of Northfield MHC adopted a Plan of Conversion and Reorganization (the “Plan of Conversion”) pursuant to which Northfield MHC will convert from the mutual to stock form. If the conversion and reorganization are completed, Northfield Bank will become a wholly owned subsidiary of a new holding company, which also will be named Northfield Bancorp, Inc. (“New Northfield”). Shares of common stock of Northfield Bancorp held by persons other than Northfield MHC at the time of the completion of the conversion will be converted into shares of common stock of New Northfield pursuant to an exchange ratio intended to result in such persons holding the same percentage interest in New Northfield as they hold in Northfield Bancorp immediately prior to the completion of the conversion. The shares of Northfield Bancorp held by Northfield MHC will be cancelled and shares of New Northfield, representing Northfield MHC’s majority ownership interest, will be sold in a stock offering.

Depositors of Northfield Bank with qualifying deposits as of March 31, 2011, will have first priority to purchase the shares of common stock. Subject to closing of the Mergers, depositors of Flatbush Federal Savings who had qualifying deposits with Flatbush Federal Savings as of March 31, 2011 will be treated as having had those deposits with Northfield Bank on that date and will also have first priority to purchase shares of New Northfield common stock.

Under current federal regulation and policy, the Mergers cannot be consummated after the completion of the conversion and stock offering. Accordingly, Northfield does not expect to commence the stock offering until the Mergers are completed or the Merger Agreement is terminated. However, completion of the Mergers is not a condition to conducting the conversion and stock offering, and the conversion and stock offering may be completed if the Mergers are not consummated. Conversely, the Mergers can be completed without Northfield MHC and Northfield Bancorp completing the conversion and the stock offering, as Northfield Bancorp may determine, at any time, not to proceed with the conversion and stock offering, or may be unable to complete the conversion and stock offering.

The transactions contemplated by the Plan of Conversion are subject to approval by Northfield Bancorp’s shareholders (including approval by a majority of the shares held by persons other than Northfield MHC). Failure to receive either of their approvals would result in Northfield Bancorp being unable to complete the conversion and stock offering. Flatbush Bancorp shareholders who are shareholders of Northfield Bancorp as of the voting record date for the Plan of Conversion will be entitled to vote on the conversion at a special meeting to be held separately from the special meeting of Flatbush Bancorp shareholders to approve the Merger Agreement.

Termination Fee (page 66)

Under certain circumstances described in the Merger Agreement, Flatbush Bancorp may be required to pay Northfield Bancorp a fee of $700,000 in connection with the termination of the Merger Agreement. See “Description of the Mergers—Termination Fee” for a list of the circumstances under which a termination fee is payable.

Litigation Related to the Mergers (page 50)

On March 26, 2012, a Flatbush Bancorp shareholder filed a putative class action lawsuit on behalf of Flatbush Bancorp shareholders in the Supreme Court of the State of New York, County of Kings, against Flatbush Bancorp, Flatbush MHC, each member of the Flatbush Bancorp board of directors, and Northfield Bancorp and Northfield MHC. The complaint was amended June 28, 2012. The case is captioned Robert H. Elburn et. al. v. Jesus R. Adia, D. John Antoniello, Patricia A. McKinley Scanlan, Alfred S. Pantaleone, Charles J. Vorbach, Michael J. Lincks, Flatbush Federal Bancorp, Inc., Flatbush Federal Bancorp, MHC, Northfield Bancorp, Inc. and Northfield Bancorp, MHC. The amended complaint alleges, among other things, that the Flatbush Bancorp board of directors breached its fiduciary duties by agreeing to inadequate consideration, engaging in a process that involved conflicts of interest and by failing to disclose certain material facts to Flatbush Bancorp shareholders in a registration statement filed with the Securities and Exchange Commission on June 15, 2012. The complaint also alleges that Flatbush Bancorp, Flatbush MHC, Northfield Bancorp and Northfield MHC aided and abetted the

Flatbush Bancorp board of directors’ breaches of fiduciary duties. Flatbush Bancorp and Northfield Bancorp believe the complaint is without merit and intend to vigorously defend against the lawsuit.

Interests of Certain Persons in the Mergers that are Different from Yours (page 51)

In considering the recommendation of the board of directors of Flatbush Bancorp to approve the Merger Agreement, you should be aware that officers and directors of Flatbush Bancorp have employment and other compensation agreements or plans that give them interests in the Mergers that are somewhat different from, or in addition to, your interests as Flatbush Bancorp shareholders. These interests and agreements, which provide for payments in the aggregate amount of up to approximately $2.0 million, include:

•	Employment agreements that provide for severance payments in connection with a termination of employment without cause or by the executive for any reason following a change in control;

•	Interests of non-employee directors under an Amended and Restated Directors Retirement Plan;

•	Interests of Messrs. Jesus R. Adia and John Lotardo under Amended and Restated Executive Supplemental Retirement Income Agreements;

•

The termination of all outstanding Flatbush Bancorp stock options, whether or not vested, with a payment to the holder of the option of an amount of cash equal to (i) the excess of $6.50 over the applicable per share exercise price of that option, net of any cash which must be withheld for federal and state income and employment tax purposes, multiplied by (ii) the number of shares of Flatbush Bancorp common stock that the holder could have purchased with the option if the holder had exercised the option immediately prior to the effective time;

•

The acceleration of vesting of outstanding restricted stock awards, which the holder shall then be entitled to exchange for the merger consideration (less any shares withheld to satisfy the tax withholding obligation);

•

The non-employee directors of Flatbush Bancorp and its subsidiaries shall be invited, and be compensated for a period of up to three years, to join a newly established advisory board of Northfield Bank; and

•	Rights of officers and directors of Flatbush Bancorp and its subsidiaries to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

Approval of the Non-Binding Proposal Regarding Certain Merger-Related Executive Compensation Arrangements Requires the Affirmative Vote of the Holders of a Majority of the Outstanding Shares of Flatbush Bancorp Common Stock Entitled to Vote on the Matter (page 79)

Approval of the non-binding proposal regarding certain merger-related executive compensation arrangements requires the affirmative vote of the holders of a majority of the outstanding shares of Flatbush Bancorp common stock entitled to vote on the matter. Shareholders should note that the non-binding proposal regarding certain merger-related executive compensation arrangements is an advisory vote which will not be binding on Flatbush Bancorp, Flatbush Bancorp’s Board of Directors, or Northfield Bancorp. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to shareholder approval. Accordingly, regardless of the outcome of the non-binding advisory vote, if the Mergers are consummated, Flatbush Bancorp’s named executive officers will be eligible to receive the various payments and benefits in accordance with the terms and conditions applicable to those arrangements. However, we expect that Flatbush MHC will vote its shares in favor of the non-binding proposal regarding certain merger-related executive compensation arrangements, which would ensure the approval of the proposal.

Accounting Treatment of the Mergers (page 46)

The Mergers will be accounted for in accordance with accounting standards for business combinations under U.S. generally accepted accounting principles.

Comparison of Rights of Shareholders (page 77)

When the Mid-Tier Merger is completed, Flatbush Bancorp shareholders will become Northfield Bancorp shareholders and their rights will be governed by Northfield Bancorp’s charter and bylaws. Each of Northfield Bancorp and Flatbush Bancorp are federal corporations, majority owned by a mutual holding company. There are no material differences between the respective rights of Flatbush Bancorp and Northfield Bancorp shareholders.

No Dissenters’ Rights (page 24)

Flatbush Bancorp shareholders do not have dissenters’ rights under federal law or regulations.

Material Tax Consequences of the Mergers (page 46)

Flatbush Bancorp shareholders who exchange their shares for Northfield Bancorp common stock should not recognize gain or loss except with respect to the cash they receive in lieu of a fractional share. Flatbush Bancorp shareholders should consult their own tax advisor for a full understanding of the Mergers’ tax consequences that are particular to each shareholder. To review the tax consequences of the Mergers to Flatbush Bancorp shareholders in greater detail, please see the section “Description of the Mergers—Material Tax Consequences of the Mergers.”

QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE SPECIAL MEETING

Q:	What am I being asked to vote on? What is the proposed transaction?

A:	You are being asked to vote on the approval of a Merger Agreement that provides for (i) the merger of Flatbush MHC into Northfield MHC, (ii) the merger of Flatbush Bancorp into Northfield Bancorp, and (iii) the merger of Flatbush Federal Savings into Northfield Bancorp’s banking subsidiary, Northfield Bank. A copy of the Merger Agreement is provided as Annex A to this document. The Flatbush Bancorp board of directors has determined that the proposed Mergers are advisable and in the best interests of its shareholders, has unanimously approved the Merger Agreement and recommends that its shareholders vote “FOR” the approval of the Merger Agreement.

Q:	What will Flatbush Bancorp shareholders be entitled to receive in the Mid-Tier Merger?

A:	Under the Merger Agreement, each share of Flatbush Bancorp common stock will be exchanged for 0.4748 of a share of Northfield Bancorp common stock, subject to adjustment if Flatbush Bancorp’s “Adjusted Stockholders Equity” as of the last day of the month prior to the month in which the Mid-Tier Merger is expected to occur is less than $18,275,000.

Northfield Bancorp will not issue fractional shares in the Mid-Tier Merger. Instead, each Flatbush Bancorp shareholder will receive a cash payment, without interest, for the value of any fraction of a share of Northfield Bancorp common stock that such shareholder would otherwise be entitled to receive. See “Description of the Mergers—Consideration to be Received in the Mid-Tier Merger” on page 44 and “Description of Northfield Bancorp Capital Stock” on page 75.

Q:	What dividends will be paid after the Mergers?

A:	Northfield Bancorp declared its initial dividend during the quarter ended December 31, 2008. Dividends were declared in each subsequent quarterly period through the quarter ended March 31, 2012. This final dividend payment was $0.06 per share, which equals $0.24 per share on an annualized basis. Northfield Bancorp stopped paying dividends following the March 31, 2012 quarter due to a Federal Reserve Board requirement that a “grandfathered” mutual holding company, like Northfield MHC, obtain member (depositor) approval and comply with other procedural requirements prior to waiving dividends, which would make dividend waivers by Northfield MHC impracticable.

After the completion of the conversion and stock offering, New Northfield intends to pay cash dividends on a quarterly basis. New Northfield expects the quarterly dividends per share to be $0.06 per share of common stock of New Northfield. New Northfield also intends to seek regulatory approval to pay a one-time, special dividend of $0.25 per share to all New Northfield shareholders. No assurances can be given as to whether or when such approval may be obtained. In addition, Northfield Bancorp cannot assure you that Northfield Bancorp or New Northfield will pay dividends in the future, or that any such dividends will not be reduced or eliminated. See “Risk Factors—Northfield Bancorp has stopped paying dividends on its shares of common stock, and New Northfield may not pay dividends following the completion of the conversion and stock offering” and “Mutual-to-Stock Conversion of Northfield MHC.”

Q:	How does a Flatbush Bancorp shareholder exchange his or her stock certificates?

A:	No later than five business days after the effective time of the Mid-Tier Merger, Northfield Bancorp’s exchange agent will mail to each holder of record of Flatbush Bancorp common stock a transmittal letter with instructions on how to surrender certificates representing shares of Flatbush Bancorp common stock for the merger consideration. If your shares are held in a brokerage account, this exchange will occur automatically without any action on your part.

Please do not send in your Flatbush Bancorp stock certificates until you receive the letter of transmittal and instructions from the exchange agent. Do not return your stock certificates with the enclosed proxy card.

Q:	What are the tax consequences of the Mergers to Flatbush Bancorp shareholders?

A:	No gain or loss should be recognized except with respect to the cash received in lieu of any fractional share of Northfield Bancorp common stock. Flatbush Bancorp shareholders should consult their own tax advisor for a full understanding of the Mergers’ tax consequences that are particular to each shareholder. See “Description of the Mergers—Material Tax Consequences of the Mergers.”

Q:	Are Flatbush Bancorp shareholders entitled to dissenters’ rights?

A:	No, federal law and regulations do not provide for dissenters’ rights for shareholders of federal mid-tier corporations.

Q:	Why do Flatbush Bancorp and Northfield Bancorp want to merge?

A:	Flatbush Bancorp believes that the proposed Mergers will provide Flatbush Bancorp shareholders with substantial benefits as future shareholders of Northfield Bancorp, and Northfield Bancorp believes that the Mergers will further its strategic growth plans. As a larger company, Northfield Bancorp can provide the capital and resources needed to compete more effectively in Flatbush’s market area and to offer a broader array of products and services to better serve Flatbush’s banking customers. To review the reasons for the Mergers in more detail, see “Description of the Mergers—Background of and Reasons for the Mergers” and “—Northfield Bancorp’s Reasons for the Mergers” on pages 24 and 31.

Q:	What vote is required to approve the Merger Agreement?

A:	Holders of at least (i) two-thirds of the outstanding shares of Flatbush Bancorp common stock entitled to vote and (ii) a majority of the shares of Flatbush Bancorp common stock held by shareholders other than Flatbush MHC must vote in favor of the proposal to approve the Merger Agreement. In addition, approval of the Merger Agreement requires approval by the members of Flatbush MHC (depositors and borrowers of Flatbush Federal Savings) at a special meeting of members called for that purpose.

Q:	Why are Flatbush Bancorp shareholders being asked to approve, on a nonbinding advisory basis, certain merger-related executive compensation arrangements?

A:	The Securities and Exchange Commission has recently adopted new rules that require Flatbush Bancorp to seek a nonbinding advisory vote with respect to certain payments that may be made to Flatbush Bancorp’s named executive officers in connection with the Mergers.

Q:	What will happen if Flatbush Bancorp shareholders do not approve certain merger-related executive compensation arrangements at the special meeting?

A:	Approval of merger-related executive compensation arrangements, payable under existing agreements, that certain Flatbush Bancorp named executive officers may receive in connection with the Mergers is not a condition to completion of the Mergers. The vote with respect to the merger-related executive compensation arrangements is an advisory vote and will not be binding on Flatbush Bancorp. Therefore, if the Merger Agreement is approved by Flatbush Bancorp’s shareholders, the merger-related executive compensation arrangements may still be paid to the Flatbush Bancorp named executive officers if and to the extent required or allowed under applicable law even if Flatbush Bancorp shareholders do not approve the merger-related executive compensation arrangements.

Q:	Will the merger-related executive compensation arrangements be paid if the Mergers are not consummated?

A:	No.

Q:	When and where is the Flatbush Bancorp special meeting?

A:	The special meeting of Flatbush Bancorp shareholders is scheduled to take place at the New York Marriott at the Brooklyn Bridge, located at 333 Adams Street, Brooklyn, New York at 11:00 a.m., Eastern Time, on October 24, 2012.

Q:	Who is entitled to vote at the Flatbush Bancorp special meeting?

A:	Holders of shares of Flatbush Bancorp common stock at the close of business on September 12, 2012, which is the record date, are entitled to vote on the proposal to approve the Merger Agreement and the other proposals in this proxy statement/prospectus. As of the record date, 2,736,907 shares of Flatbush Bancorp common stock were outstanding and entitled to vote.

Q:	If I plan to attend the Flatbush Bancorp special meeting in person, should I still return my proxy or vote by telephone or Internet?

A:	Yes. Whether or not you plan to attend the Flatbush Bancorp special meeting, you should complete and return the enclosed proxy card or vote by telephone or Internet. The failure of a Flatbush Bancorp shareholder to vote in person or by proxy, telephone or Internet will have the same effect as a vote “AGAINST” the Merger Agreement.

Q:	What do I need to do now to vote my shares of Flatbush Bancorp common stock?

A:	After you have carefully read and considered the information contained in this proxy statement/prospectus, please complete, sign, date and mail your proxy card in the enclosed return envelope as soon as possible. If you prefer, you may vote by using the telephone or Internet. For information on submitting your proxy by mail or voting by telephone or Internet, please refer to the instructions on the enclosed proxy card. This will enable your shares to be represented at the special meeting. You may also vote in person at the special meeting. If you do not return a properly executed proxy card and do not vote at the special meeting, this will have the same effect as a vote against the Merger Agreement. If you sign, date and send in your proxy card, but you do not indicate how you want to vote, your proxy will be voted in favor of adoption of the Merger Agreement, the proposal regarding certain merger-related executive compensation arrangements and an adjournment of the special meeting, if necessary. You may change your vote or revoke your proxy before the special meeting by filing with the Secretary of Flatbush Bancorp a duly executed revocation of proxy, by submitting a new proxy card with a later date, by submitting different voting instructions by telephone or Internet or by voting in person at the special meeting.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker will not be able to vote your shares of Flatbush Bancorp common stock on the proposal to approve the Merger Agreement unless you provide instructions on how to vote. Please instruct your broker how to vote your shares, following the directions that your broker provides. If you do not provide instructions to your broker on the proposal to approve the Merger Agreement, the proposal regarding certain merger-related executive compensation arrangements or the proposal regarding adjournment, your shares will not be voted, and this will have the effect of voting against the Merger Agreement, but will not affect the proposal regarding certain merger-related executive compensation arrangements or the proposal regarding adjournment. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

Q:	When are the Mergers expected to be completed?

A:	We will try to complete the Mergers as soon as possible. Before that happens, the Merger Agreement must be approved by Flatbush Bancorp shareholders and Flatbush MHC members, and we must obtain the necessary regulatory approvals. Assuming we receive the required approvals of the holders of Flatbush Bancorp common stock and the members of Flatbush MHC, and we obtain the other necessary approvals, we expect to complete the Mergers in the fourth calendar quarter of 2012. See “Description of the Mergers—Conditions to Completing the Mergers.”

Q:	Who can answer my other questions?

A:	If you have more questions about the Mergers or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy form, Flatbush Bancorp shareholders should contact Flatbush Bancorp’s proxy solicitor, Phoenix Advisory Partners, toll-free, at (800) 249-7120, Monday through Friday from 9:00 a.m. to 5:00 p.m. and Saturday from 12:00 noon to 6:00 p.m., Eastern Time. Banks and brokers should call Phoenix Advisory Partners at (212) 493-3910.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should consider carefully the risk factors described below in deciding how to vote. You should keep these risk factors in mind when you read forward-looking statements in this document. Please refer to the section of this proxy statement/prospectus titled “Caution About Forward-Looking Statements” beginning on page 17.

The price of Northfield Bancorp common stock might decrease after the Mergers.

Following the Mid-Tier Merger, holders of Flatbush Bancorp common stock will become shareholders of Northfield Bancorp. Northfield Bancorp common stock could decline in value after the Mergers. For example, during the twelve-month period ended on September 18, 2012 (the most recent practicable date before the printing of this proxy statement/prospectus), the price of Northfield Bancorp common stock varied from a low of $11.68 to a high of $16.49 and ended that period at $15.38. The market value of Northfield Bancorp common stock fluctuates based upon general market and economic conditions, Northfield Bancorp’s business and prospects and other factors.

Failure to complete the Mergers could negatively impact the stock prices and future business and financial results of Flatbush Bancorp.

If the Mergers are not completed, the ongoing business of Flatbush Bancorp may be adversely affected and Flatbush Bancorp will be subject to several risks, including the following:

•

Flatbush Bancorp and Flatbush Federal Savings will be required to pay certain costs relating to the Mergers, whether or not the Mergers are completed, such as legal, accounting, financial advisory and printing fees and, in certain circumstances, a termination fee to Northfield;

•

under the Merger Agreement, Flatbush Bancorp is subject to certain restrictions on the conduct of its business prior to completing the Mergers, which may adversely affect its ability to execute certain of its business strategies;

•

Flatbush Bancorp may be unable to generate sustained profitability, as Flatbush Bancorp has experienced net losses in four of the six quarters ended June 30, 2012 (exclusive of the gain on the sale of the Nostrand Avenue facility recognized in the quarter ended March 31, 2012);

•	Flatbush Federal Savings will continue to be required to operate under the enforcement agreement entered into with the Office of the Comptroller of the Currency, effective April 12, 2012; and

•

matters relating to the Mergers may require substantial commitments of time and resources by Flatbush Bancorp management, which could otherwise have been devoted to other opportunities that may have been beneficial to Flatbush Bancorp as an independent company.

In addition, if the Mergers are not completed, Flatbush Bancorp may experience negative reactions from the financial markets and from its customers and employees. Flatbush Bancorp also could be subject to litigation related to any failure to complete the Mergers or to enforcement proceedings commenced against Flatbush Bancorp to perform its obligations under the Merger Agreement. These risks may materially affect the business, financial results and stock price of Flatbush Bancorp.

Northfield Bancorp may be unable to successfully integrate Flatbush Bancorp’s operations and retain Flatbush Bancorp’s employees.

The Mergers involve the integration of two companies that have previously operated independently. The difficulties of combining the operations of the two companies include:

•	integrating personnel with diverse business backgrounds;

•	combining different corporate cultures;

•	retaining key customers; and

•	retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the business and the loss of key personnel. The integration of the two companies will require the experience and expertise of certain key employees of Flatbush Bancorp who are expected to be retained by Northfield Bancorp. Northfield Bancorp may not be successful in retaining these employees for the time period necessary to successfully integrate Flatbush Bancorp’s operations with those of Northfield Bancorp. The diversion of management’s attention and any delays or difficulties encountered in connection with the Mergers and the integration of the two companies’ operations could have an adverse effect on the business and results of operations of Northfield Bancorp following the Mergers.

Northfield Bancorp may not conduct the conversion and stock offering.

On June 6, 2012, the Board of Directors of Northfield Bancorp and the Board of Trustees of Northfield MHC adopted the Plan of Conversion pursuant to which Northfield MHC will convert from the mutual to stock form. If the conversion and reorganization are completed, Northfield Bank will become a wholly owned subsidiary of New Northfield and shares of common stock of Northfield Bancorp held by persons other than Northfield MHC at the time of the completion of the conversion will be converted into shares of common stock of New Northfield pursuant to an exchange ratio intended to result in such persons holding the same percentage interest in New Northfield as they hold in Northfield Bancorp immediately prior to the completion of the conversion.

The Mergers can be completed without Northfield MHC and Northfield Bancorp completing the conversion and the stock offering, as Northfield Bancorp may determine, at any time, not to proceed with the conversion and stock offering, or may be unable to complete the conversion and stock offering. If the Mergers are completed but Northfield Bancorp does not complete the conversion and stock offering, then shareholders of Northfield Bancorp (including former shareholders of Flatbush Bancorp who do not sell their shares of Flatbush Bancorp common stock following the Mergers) will remain shareholders of Northfield Bancorp, a subsidiary of a mutual holding company, and will not become shareholders of New Northfield, which will only become a fully converted stock company if the conversion and stock offering are completed.

If the conversion and stock offering are completed, the exchange ratio for stockholders of Northfield Bancorp may be lower than currently estimated and estimates of pro forma financial results may not be representative of future operating results.

If the conversion and stock offering are completed, the exchange ratio for shareholders of Northfield Bancorp may be lower than the amounts set forth in “Mutual-to-Stock Conversion of Northfield MHC—Share Exchange for Shareholders of Northfield Bancorp,” and the pro forma financial information of New Northfield may be less favorable than the amounts set forth in “Mutual-to-Stock Conversion of Northfield MHC—Pro Forma Data for the Mergers and the Conversion.” The actual final exchange ratio will be based upon the final pro forma appraised value of New Northfield, which is subject to change prior to completion of the conversion and stock offering. Similarly, pro forma equity and income is calculated based upon historical operating results, current estimates of the effects of the stock offering and other assumptions, and may not be representative of New Northfield’s future operating results or the financial effects of the stock offering at the dates on which the stock offering actually occurs, or may change based on the final pro forma appraised value of New Northfield and the results of the stock offering.

The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire Flatbush Bancorp.

Until the completion of the Mid-Tier Merger, with some exceptions, Flatbush Bancorp is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than Northfield Bancorp. In addition, Flatbush Bancorp has agreed to pay a termination fee to Northfield Bancorp in specified circumstances. These provisions could discourage other companies from trying to acquire Flatbush Bancorp even though those other companies might be willing to offer greater value to Flatbush Bancorp’s shareholders than Northfield Bancorp has agreed to pay. The payment of the termination fee could also have a material adverse effect on Flatbush Bancorp’s financial condition as an operating entity after termination of the Merger Agreement.

Certain of Flatbush Bancorp’s officers and directors have interests that are different from, or in addition to, interests of Flatbush Bancorp’s shareholders generally.

You should be aware that the directors and officers of Flatbush Bancorp have interests in the Mergers that are different from, or in addition to, your interests as Flatbush Bancorp shareholders generally. These include: severance payments that certain officers may receive under existing employment agreements; the payment of the in-the-money value of stock options, if any, and accelerated vesting of restricted stock; provisions in the Merger Agreement relating to indemnification of directors and officers and insurance for directors and officers of Flatbush Bancorp for events occurring before the Mergers; and directors will receive payments under existing compensation arrangements as a result of the Mergers, as well as be invited and compensated to join an advisory board of directors comprised of Flatbush Bancorp non-employee board members. For a more detailed discussion of these interests, see “Description of the Mergers—Interests of Certain Persons in the Mergers that are Different from Yours” beginning on page 51.

Northfield Bancorp has stopped paying dividends on its shares of common stock, and New Northfield may not pay dividends following the completion of the conversion and stock offering.

Northfield Bancorp stopped paying dividends following the March 31, 2012 quarter due to a Federal Reserve Board requirement that a “grandfathered” mutual holding company, like Northfield MHC, obtain member (depositor) approval and comply with other procedural requirements prior to waiving dividends, which would make dividend waivers by Northfield MHC impracticable.

After the completion of the conversion and stock offering, New Northfield intends to pay cash dividends on a quarterly basis. New Northfield expects the quarterly dividends per share to be $0.06 per share of common stock of New Northfield. New Northfield also intends to seek regulatory approval to pay a one-time, special dividend of $0.25 per share to all New Northfield shareholders. Such approval may not be obtained or, if obtained, may not permit the payment of the special dividend immediately following the completion of the conversion and stock offering, or may permit a lesser amount than $0.25 per share. In addition, Northfield Bancorp or New Northfield may not pay dividends in the future, and any such dividends may be reduced or eliminated.

The fairness opinion obtained by Flatbush Bancorp from its financial advisor will not reflect changes in circumstances subsequent to the date of the fairness opinion.

Sandler O’Neill & Partners, L.P., Flatbush Bancorp’s financial advisor in connection with the Mid-Tier Merger, has delivered to the board of directors of Flatbush Bancorp its opinion dated as of March 13, 2012. The opinion of Sandler O’Neill & Partners, L.P. stated that as of such date, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio was fair, from a financial point of view, to the public shareholders of Flatbush Bancorp. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of Northfield Bancorp or Flatbush Bancorp, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which the opinion is based, may materially alter or affect the conclusions of Sandler O’Neill & Partners, L.P.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this document that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (referred to as the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (referred to as the Securities Exchange Act), and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions and the risks and other factors set forth in the “Risk Factors” section beginning on page 13.

Because of these and other uncertainties, Northfield Bancorp’s and Flatbush Bancorp’s actual results, performance or achievements, or industry results, or Northfield Bancorp, MHC’s ability to conduct a mutual-to-stock conversion, may be materially different from the results indicated by these forward-looking statements. In addition, Northfield Bancorp’s and Flatbush Bancorp’s past results of operations do not necessarily indicate their future results, Northfield Bancorp’s future results after integration of Flatbush Bancorp. You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. Neither Northfield Bancorp nor Flatbush Bancorp is undertaking an obligation to update these forward-looking statements, even though its situation may change in the future, except as required under federal securities law.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables show summarized historical financial data for Northfield Bancorp and Flatbush Bancorp. You should read this summary financial information in connection with Northfield Bancorp’s historical financial information, which is incorporated by reference into this document from Northfield Bancorp’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2012 and its Annual Report on Form 10-K for the Year Ended December 31, 2011, and in connection with Flatbush Bancorp’s historical financial information which is attached as Annex C to this proxy statement/prospectus.

Selected Historical Financial Information of Northfield Bancorp

	At June 30, 2012	At December 31,
		2011	2010	2009	2008	2007
	(In thousands)
Selected Financial Condition Data:
Total assets	$2,463,922	$2,376,918	$2,247,167	$2,002,274	$1,757,761	$1,386,918
Trading securities	4,490	4,146	4,095	3,403	2,498	3,605
Securities available-for-sale, at estimated market value	1,221,219	1,098,725	1,244,313	1,131,803	957,585	802,417
Securities held-to-maturity	2,832	3,617	5,060	6,740	14,479	19,686
Loans held-for-sale (1)	355	3,900	1,170	—	—	270
Loans held-for-investment:
Purchased credit-impaired (PCI) loans	82,111	88,522	—	—	—	—
Originated loans, net	990,837	985,945	827,591	729,269	589,984	424,329

Loans held-for-investment, net	1,072,948	1,074,467	827,591	729,269	589,984	424,329
Allowance for loan losses	(27,042)	(26,836)	(21,819)	(15,414)	(8,778)	(5,636)

Net loans held-for-investment	1,045,906	1,047,631	805,772	713,855	581,206	418,693
Other real estate owned	2,139	3,359	171	1,938	1,071	—
Deposits	1,543,181	1,493,526	1,372,842	1,316,885	1,024,439	877,225
Borrowed funds	513,571	481,934	391,237	279,424	332,084	124,420
Total stockholders’ equity	388,892	382,650	396,717	391,540	386,578	367,340

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(In thousands)
Selected Operating Data:
Interest income	$45,499	$44,436	$91,017	$86,495	$85,568	$75,049	$65,702
Interest expense	11,561	12,836	25,413	24,406	28,977	28,256	28,836

Net interest income before provision for loan losses	33,938	31,600	65,604	62,089	56,591	46,793	36,866
Provision for loan losses	1,159	3,117	12,589	10,084	9,038	5,082	1,442

Net interest income after provision for loan losses	32,779	28,483	53,015	52,005	47,553	41,711	35,424
Non-interest income (2)	5,405	5,299	11,835	6,842	5,393	6,153	9,478
Non-interest expense	24,443	19,537	41,530	38,684	34,254	24,852	35,950

Income before income taxes	13,741	14,245	23,320	20,163	18,692	23,012	8,952
Income tax expense (benefit)	4,845	4,928	6,497	6,370	6,618	7,181	(1,555)

Net income	$8,896	$9,317	$16,823	$13,793	$12,074	$15,831	$10,507

Net income (loss) per common share basic and diluted (3)	$0.23	$0.23	$0.42	$0.33	$0.28	$0.37	$(0.03)
Weighted average basic shares outstanding (3)	38,579,475	40,848,467	40,068,991	41,387,106	42,405,774	43,133,856	43,076,586
Weighted average diluted shares outstanding	39,053,118	41,260,033	40,515,245	41,669,006	42,532,568	—	—

(footnotes begin on following page)

	At or For the Six Months Ended June 30, (13)		At or For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets) (4)	0.75%	0.82%	0.72%	0.65%	0.64%	1.01%	0.78%
Return on equity (ratio of net income to average equity) (4)	4.64	4.74	4.27	3.46	3.09	4.22	5.27
Interest rate spread (5)	2.79	2.70	2.75	2.78	2.66	2.37	2.34
Net interest margin (6)	3.03	2.96	3.01	3.10	3.16	3.13	2.87
Dividend payout ratio (7)	19.29	19.81	22.00	23.98	24.54	4.66	—
Efficiency ratio (4)(8)	62.13	52.95	53.63	56.12	55.26	46.94	77.57
Non-interest expense to average total assets (4)	2.05	1.72	1.79	1.82	1.82	1.58	2.66
Average interest-earning assets to average interest-bearing liabilities	122.85	121.92	122.23	125.52	130.44	136.94	123.33
Average equity to average total assets	16.07	17.35	16.95	18.81	20.82	23.84	14.73
Asset Quality Ratios:
Non-performing assets to total assets	1.50	2.52	1.99	2.72	2.19	0.61	0.71
Non-performing loans to total loans	3.24	6.43	4.07	7.36	5.73	1.63	2.32
Non-performing loans to originated loans (9)	3.51	6.43	4.43	7.36	5.73	1.63	2.32
Allowance for loan losses to non-performing loans held-for-investment (10)	77.90	40.54	66.40	35.83	36.86	91.07	57.31
Allowance for loan losses to total loans held-for-investment, net (11)	2.52	2.61	2.50	2.64	2.11	1.49	1.33
Allowance for loan losses to originated loans held-for-investment, net (9)	2.73	2.61	2.72	2.64	2.11	1.49	1.33
Capital Ratios:
Total capital (to risk-weighted assets) (12)	22.50	27.51	24.71	27.39	28.52	34.81	38.07
Tier I capital (to risk-weighted assets) (12)	21.24	26.22	23.42	26.12	27.24	33.68	37.23
Tier I capital (to adjusted assets) (12)	13.40	13.57	13.42	13.43	14.35	15.98	18.84
Other Data:
Number of full service offices	25	21	24	20	18	18	18
Full time equivalent employees	276	258	277	243	223	203	192

(1)	Loans held-for-sale at December 31, 2011 included $3.4 million of non-performing loans.
(2)	Non-interest income for the year ended December 31, 2011 includes bargain-purchase gain, net of tax, of $3.6 million.
(3)	Net loss per share in 2007 is calculated for the period that Northfield Bancorp’s shares of common stock were outstanding (November 8, 2007 through December 31, 2007). The net loss for this period was $1.5 million due to the $7.8 million contribution to Northfield Bank Foundation in connection with our initial stock offering.
(4)	2011 performance ratios include an after tax bargain purchase gain of $3.6 million associated with the Federal Deposit Insurance Corporation-assisted acquisition of a failed bank. 2010 performance ratios include a $1.8 million charge ($1.2 million after-tax) related to costs associated with Northfield Bancorp’s postponed second-step offering, and a $738,000 benefit related to the elimination of deferred tax liabilities associated with a change in New York state tax law. 2009 performance ratios include a $770,000 expense ($462,000 after-tax) related to a special Federal Deposit Insurance Corporation deposit insurance assessment. 2008 performance ratios include a $2.5 million tax-exempt gain from the death of an officer and $463,000 ($292,000, net of tax) in costs associated with the Bank’s conversion to a new core processing system that was completed in January 2009. 2007 performance ratios include the after-tax effect of: a charge of $7.8 million due to Northfield Bancorp’s contribution to the Northfield Bank Foundation; a gain of $2.4 million as a result of the sale of two branch locations, and associated deposit relationships; net interest income of approximately $800,000 (after-tax), for the year ended December 31, 2007, as it relates to short-term investment returns earned on subscription proceeds (net of interest paid during the stock offering); and the reversal of state and local tax liabilities of approximately $4.5 million, net of federal taxes.
(5)	The interest rate spread represents the difference between the weighted-average yield on interest earning assets and the weighted-average costs of interest-bearing liabilities.
(6)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(7)	Dividend payout ratio is calculated as total dividends declared for the year (excluding dividends waived by Northfield Bancorp, MHC) divided by net income for the year.
(8)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(9)	Excludes PCI loans held-for-investment.
(10)	Excludes nonperforming loans held-for-sale, carried at aggregate lower of cost or estimated fair value, less costs to sell.
(11)	Includes PCI loans held-for-investment.
(12)	Capital ratios are presented for Northfield Bank only.
(13)	Ratios are annualized, where appropriate.

Selected Historical Financial Information of Flatbush Bancorp

Selected Financial Condition Data:	At June 30, 2012	At December 31,
		2011	2010
	(In thousands)
Total assets	$143,311	$142,714	$147,019
Loans receivable, net (1)	87,356	95,162	106,478
Securities held to maturity	27,917	25,749	21,780
Cash and cash equivalents	11,554	8,801	8,184
Deposits	117,530	114,923	117,074
Borrowings	5,393	10,082	12,043
Stockholders’ equity	18,840	14,560	15,754

(1)	Net of allowance for loan losses and deferred loan fees.

Selected Operating Data:	For the Six Months Ended June 30,			For the Years Ended December 31,
	2012		2011	2011	2010
	(In thousands, except per share data)
Total interest income	$3,032		$3,474	$6,806	$7,962
Total interest expense	719		798	1,554	2,050

Net interest income	2,313		2,676	5,252	5,912
Provision for loan losses	265		1,703	1,711	821

Net interest income after provision for loan losses	2,048		973	3,541	5,091
Non-interest income	9,193	(5)	159	283	253
Non-interest expense	3,791		2,453	5,094	4,747

Income (loss) before income tax expense (benefit)	7,450		(1,321)	(1,270)	597
Income tax (benefit) expense	3,347		(560)	(632)	156

Net income (loss)	$4,103		$(761)	$(638)	$441

Net income (loss) per common share – basic and diluted	$1.53		$(0.29)	$(0.24)	$0.17

Selected Financial Ratios and Other Data:	At or For the Six Months Ended June 30, (4)			At or for the Years December 31,
	2012		2011	2011	2010
Performance Ratios:
Return (loss) on average assets (1)	5.62	%(5)	(1.06)%	(0.44%)	0.29%
Return (loss) on average equity	42.71	%(5)	(9.66)%	(4.15%)	2.81%
Net yield on average interest-earning assets	4.69%		5.28%	5.21%	5.63%
Net yield on average interest-bearing liabilities	1.21%		1.32%	1.29%	1.59%
Net interest rate spread (2)	3.47%		3.96%	3.92%	4.04%
Net interest margin (3)	3.58%		4.06%	4.02%	4.18%
Average interest-earning assets to average interest-bearing liabilities	1.09x		1.09x	1.08x	1.10x
Capital Ratios:
Average stockholders’ equity to average assets	13.16%		10.92%	10.72%	10.26%
Tier 1 core ratio (to adjusted total assets)	14.46%		11.55%	11.52%	11.45%
Total risk-based capital ratio	24.90%		19.91%	19.88%	20.30%
Asset Quality Ratios:
Allowance for loan losses to gross loans outstanding	1.22%		2.99%	2.30%	1.52%
Non-performing loans to total loans	9.26%		9.64%	8.39%	7.74%
Non-performing assets to total assets	6.51%		7.57%	6.26%	5.74%
Other Data:
Number of full-service offices	3		3	3	3

(1)	Ratio of net income (loss) to average total assets.
(2)	The difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3)	Net interest income divided by average interest-earning assets.
(4)	Ratios are annualized where appropriate.
(5)	Includes pre-tax gain on sale of property of $9.1 million.

MARKET PRICE AND DIVIDEND INFORMATION

Northfield Bancorp common stock is listed on the Nasdaq Global Select Market under the symbol “NFBK.” Flatbush Bancorp common stock is quoted on the OTC Bulletin Board under the symbol “FLTB.” The following table lists the high and low prices per share for Northfield Bancorp common stock and Flatbush Bancorp common stock and the cash dividends declared by Northfield Bancorp for the periods indicated. Flatbush Bancorp does not pay a cash dividend on its common stock.

	Northfield Bancorp Common Stock			Flatbush Bancorp Common Stock
	High	Low	Dividends	High	Low
Quarter Ended
September 30, 2012 (through September 18, 2012)	$15.45	$13.97	$—	$7.20	$6.15
June 30, 2012	$14.77	$12.96	$—	$6.58	$6.06
March 31, 2012	$16.49	$13.05	$0.12	$6.50	$3.02

December 31, 2011	$14.62	$12.61	$0.06	$4.00	$3.15
September 30, 2011	$14.42	$11.68	$0.06	$5.00	$3.50
June 30, 2011	$14.25	$12.92	$0.06	$5.60	$4.70
March 31, 2011	$13.88	$12.70	$0.05	$6.00	$5.40

December 31, 2010	$13.49	$10.80	$0.05	$6.00	$5.15
September 30, 2010	$13.81	$10.51	$0.05	$6.97	$4.20
June 30, 2010	$15.30	$12.80	$0.05	$5.25	$4.11
March 31, 2010	$15.00	$12.29	$0.04	$4.55	$3.70

You should obtain current market quotations for Flatbush Bancorp common stock and Northfield Bancorp common stock, as the market price of both will fluctuate between the date of this document and the date on which the mid-Tier Merger is completed. You can get these quotations from a newspaper, on the Internet or by calling your broker.

As of September 12, 2012, there were approximately 4,293 holders of record of Northfield Bancorp common stock. As of September 12, 2012, there were approximately 435 holders of record of Flatbush Bancorp common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

Northfield Bancorp stopped paying dividends following the March 31, 2012 quarter due to a Federal Reserve Board requirement that a “grandfathered” mutual holding company, like Northfield MHC, obtain member (depositor) approval and comply with other procedural requirements prior to waiving dividends, which would make dividend waivers by Northfield MHC impracticable. Following the Mergers, the declaration of dividends will be at the discretion of Northfield Bancorp’s board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of Northfield Bancorp, applicable federal law and government regulations and other factors deemed relevant by Northfield Bancorp’s board of directors. See “Risk Factors—Northfield Bancorp has stopped paying dividends on its shares of common stock, and New Northfield may not pay dividends following the completion of the conversion and stock offering.”

SPECIAL MEETING OF FLATBUSH BANCORP SHAREHOLDERS

Date, Place, Time and Purpose

Flatbush Bancorp’s board of directors is sending you this document to request that you allow your shares of Flatbush Bancorp to be voted at the special meeting by the persons named in the enclosed proxy card. At the special meeting, the Flatbush Bancorp board of directors will ask you to vote on a proposal to approve the Merger Agreement and a proposal regarding certain merger-related executive compensation arrangements. You may also be asked to vote to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the Merger Agreement. The special meeting will be held at the New York Marriott at the Brooklyn Bridge, located at 333 Adams Street, Brooklyn, New York at 11:00 a.m., Eastern Time, on October 24, 2012.

Who Can Vote at the Special Meeting

You are entitled to vote if the records of Flatbush Bancorp showed that you held shares of Flatbush Bancorp common stock as of the close of business on September 12, 2012. As of the close of business on that date, a total of 2,736,907 shares of Flatbush Bancorp common stock were outstanding. Each share of common stock has one vote. If you are a beneficial owner of shares of Flatbush Bancorp common stock held by a broker or other nominee (i.e., in “street name”) and you want to vote your shares in person at the special meeting, you will have to get a written proxy in your name from the broker or other nominee who holds your shares.

Quorum; Vote Required

The special meeting will conduct business only if a majority of the outstanding shares of Flatbush Bancorp common stock entitled to vote is represented in person or by proxy at the special meeting. If you return valid proxy instructions or attend the special meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker or other nominee holding shares of Flatbush Bancorp common stock for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Proposal 1: Approval of the Merger Agreement. Approval of the Merger Agreement will require the affirmative vote of holders of (i) two-thirds of the outstanding shares of Flatbush Bancorp common stock entitled to vote at the special meeting and (ii) a majority of the shares of Flatbush Bancorp common stock held by shareholders other than Flatbush MHC. Failure to return a properly executed proxy card or to vote in person will have the same effect as a vote against the Merger Agreement. Broker non-votes and abstentions from voting will have the same effect as voting against the Merger Agreement.

Proposal 2: Approval, on an advisory, non-binding basis, of certain merger-related executive compensation arrangements. Approval of certain merger-related executive compensation arrangements will require the affirmative vote of a majority of the shares of Flatbush Bancorp common stock represented at the special meeting and entitled to vote. Abstentions from voting will have the same effect as voting against the merger-related executive compensation arrangements. Broker non-votes will have no effect on this proposal.

Proposal 3: Adjourn the special meeting if necessary to permit further solicitation of proxies. Approval of the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the Merger Agreement will require the affirmative vote of a majority of the shares of Flatbush Bancorp common stock represented at the special meeting and entitled to vote. Abstentions from voting will have the same effect as voting against the adjournment. Broker non-votes will have no effect on this proposal.

Shares Held by Flatbush Bancorp Officers and Directors, by Flatbush MHC and by Northfield Bancorp

As of September 12, 2012, directors and executive officers of Flatbush Bancorp beneficially owned 60,284 shares of Flatbush Bancorp common stock, not including shares that may be acquired upon the exercise of stock options. This equals 2.2% of the outstanding shares of Flatbush Bancorp common stock. The directors of Flatbush Bancorp have agreed to vote their shares in favor of the Merger Agreement at the special meeting. In addition, as of September 12, 2012, Flatbush MHC owned 1,484,208 shares of Flatbush Bancorp common stock, representing 54.2% of the outstanding shares of Flatbush Bancorp common stock. Flatbush MHC has agreed to vote its shares in favor of the Merger Agreement at the special meeting. As of the same date, none of Northfield Bancorp, its subsidiaries or its directors and executive officers owned any shares of Flatbush Bancorp common stock.

Voting and Revocability of Proxies

You may vote in person at the special meeting or by proxy. If you prefer, you may vote by using the telephone or Internet. To ensure your representation at the special meeting, Flatbush Bancorp recommends that you vote by proxy, telephone or Internet even if you plan to attend the special meeting. You can always change your vote at the special meeting.

Flatbush Bancorp shareholders whose shares are held in “street name” by their broker or other nominee must follow the instructions provided by their broker or other nominee to vote their shares. Your broker or other nominee may allow you to deliver your voting instructions via the telephone or the Internet.

Voting instructions are included on your proxy form. If you properly complete and timely submit your proxy, or vote by telephone or Internet your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the Merger Agreement, the approval of certain compensation arrangements for Flatbush Bancorp’s named executive officers in connection with the Mergers and the proposal to adjourn the special meeting. If you are the record holder of your shares of Flatbush Bancorp common stock and submit your proxy without specifying a voting instruction, your shares of Flatbush Bancorp common stock will be voted “FOR” the proposal to approve the Merger Agreement, “FOR” the non-binding proposal regarding certain merger-related executive compensation arrangements and “FOR” the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the Merger Agreement. Flatbush Bancorp’s board of directors recommends a vote “FOR” approval of the Merger Agreement, “FOR” the non-binding proposal regarding certain merger-related executive compensation arrangements and “FOR” approval of the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the Merger Agreement.

You may revoke your proxy before it is voted by:

•	filing with the Secretary of Flatbush Bancorp a duly executed written revocation of proxy;

•	submitting a new proxy with a later date;

•	submitting different instructions by telephone or Internet on a later date; or

•	voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

Flatbush Federal Bancorp, Inc.

Patricia McKinley Scanlan, Secretary

2146 Nostrand Avenue

Brooklyn, New York 06103

If any matters not described in this document are properly presented at the special meeting, the persons named in the proxy card will use their own judgment to determine how to vote your shares. Flatbush Bancorp does not know of any other matters to be presented at the special meeting.

Solicitation of Proxies

Flatbush Bancorp will pay for this proxy solicitation. In addition to soliciting proxies by mail, Phoenix Advisory Partners, a proxy solicitation firm, will assist Flatbush Bancorp in soliciting proxies for the special meeting. Flatbush Bancorp will pay Phoenix Advisory Partners $5,000 for these services plus reasonable out-of-pocket expenses and charges for telephone calls made and received in connection with the solicitation. Flatbush Bancorp will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions. Additionally, directors, officers and employees of Flatbush Bancorp may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies, but may be reimbursed for reasonable expenses incurred in connection with solicitation activities.

NO DISSENTERS’ RIGHTS

Under federal law and regulations, holders of Flatbush Bancorp common stock do not have dissenters’ rights.

DESCRIPTION OF THE MERGER (PROPOSAL 1)

The following summary of the Merger Agreement is qualified by reference to the complete text of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the Merger Agreement completely and carefully as it, rather than this description, is the legal document that governs the Mergers.

General

The Mergers are governed by the Merger Agreement, which provides that the Mergers shall be effected as follows:

•	In the MHC Merger, Flatbush MHC will merge with and into Northfield MHC, with Northfield MHC as the surviving entity. The separate corporate existence of Flatbush MHC will cease.

•

Immediately following the MHC Merger, Flatbush Bancorp will merge with and into Northfield Bancorp in the Mid-Tier Merger, with Northfield Bancorp as the surviving entity. The separate corporate existence of Flatbush Bancorp will cease.

•

Each share of Flatbush Bancorp common stock issued and outstanding immediately prior to effectiveness of the Mid-Tier Merger held by Flatbush Bancorp common shareholders will be converted into, as provided in and subject to the terms set forth in the Merger Agreement, the right to receive 0.4748 of a share of Northfield Bancorp, with cash paid in lieu of fractional shares.

•

In the Bank Merger, Flatbush Federal Savings will merge with and into Northfield Bank, with Northfield Bank as the surviving entity. The separate corporate existence of Flatbush Federal Savings will cease.

Background of and Reasons for the Mergers

Since its conversion to a publicly-traded mutual holding company in October 2003, the Board of Directors and senior management of Flatbush Bancorp have regularly evaluated the company’s business plan and its available strategic options, including opportunities for organic growth, conversion to a full stock holding company or a possible combination with another financial institution. For a number of years, the Board has also invited Sandler O’Neill & Partners, L.P. (“Sandler”) to meet annually with the Board to update them on industry and market conditions, including activities in the merger and acquisition market and in second-step conversions. These meetings usually took place in the third or fourth quarter of the year. From time to time, the company’s President and Chief Executive Officer, Mr. Jesus Adia, also received informal inquiries and discussed generally with investment bankers and senior management of other banking institutions the possibility of potential business combinations as a way to enhance stockholder value. Mr. Adia, as President and Chief Executive Officer, was authorized by the Board of Directors to explore on a preliminary basis inquiries of persons or entities who indicated an interest in a purchase of or combination with Flatbush Bancorp. It was Mr. Adia’s practice, for inquiries of this nature, to advise the board or in some cases a member of the board when such inquiries were initiated by third parties.

In April 2011, Mr. Adia was contacted by a senior officer of Northfield indicating that Northfield was interested in discussing a possible combination of the two companies. In May 2011, Mr. Adia met with the senior officer and Northfield’s Chief Executive Officer, Mr. John Alexander, to discuss a possible combination. No specific terms were discussed but Northfield did express a strong interest in further discussions. Mr. Adia reported to the Board following this meeting. As was his practice, Mr. Adia, after discussing this inquiry fully with the Board of Directors and receiving the Board’s authorization to continue these discussions, asked one of the members of the Flatbush Bancorp Board to accompany him to the next meeting with Northfield personnel. A second meeting with the Northfield officers, Mr. Adia and Flatbush Bancorp Director Michael Lincks was held in June 2011. Northfield again expressed strong interest in a combination. Mr. Adia and Mr. Lincks reported these conversations to the full Board of Directors and the Board asked Mr. Adia to keep it abreast of any further developments.

In the third quarter of 2011, the Board again invited Sandler to provide its annual market and strategic update at a meeting to be held on September 22, 2011. At the September 22nd meeting, Sandler discussed the banking environment, noting that the industry was still characterized by great uncertainty. In particular, Sandler discussed the potential impact on long-term profitability of continuing asset quality issues, higher capital requirements and significant operating pressures, both on revenues and expenses. Sandler also discussed the impact of the Dodd-Frank Act on the cost and complexity of regulation as well as the uncertainty that mutual holding companies such as Flatbush MHC would face with the elimination of the Office of Thrift Supervision as its sole principal regulator and the substitution of the Office of the Comptroller of the Currency as principal regulator of the bank and the Federal Reserve Board as principal federal regulator of Flatbush Bancorp and Flatbush MHC.

During that meeting, Sandler also advised that investors remained hesitant to put new capital to work in the financial sector, driven by the view that it was at present very difficult to identify factors in the industry that could drive future growth. Sandler noted that investors were especially reluctant to invest in companies with asset quality issues or those that were very small and illiquid, noting that such companies were trading at substantial discounts to large institutions with no asset quality concerns. Sandler noted that size and scale were becoming increasingly important factors in the financial performance of financial institutions as well as in investors’ perceptions.

Sandler also provided the board with an assessment of the strengths and weaknesses of Flatbush Bancorp’s franchise, noting that while its net interest margin was better than the peer median and that capital was strong, Flatbush Federal Savings’ levels of non-performing loans had significantly increased and were well above peer averages and its efficiency ratio had increased to above 80%, resulting in significant declines in overall profitability. Sandler noted that the company’s stock had underperformed the market in the last year, reflecting both its financial performance and its small size.

Sandler then discussed strategic alternatives available to Flatbush, including a second-step conversion or a possible merger of Flatbush Bancorp with a larger institution. With respect to the second-step conversion, Sandler noted that the resulting full stock structure would be a more flexible structure and one favored by market participants and regulators and the stock’s liquidity would be somewhat improved. However, Sandler also noted that, based on Sandler’s valuation estimates, the exchange ratio would likely be unattractive to Flatbush Bancorp’s minority shareholders and that given current market conditions, there was a risk that the company would not be able to successfully complete the transaction.

With respect to a possible merger transaction, Sandler noted that, as a mutual holding company, Flatbush could only merge into another mutual holding company or a mutual entity, and that this significantly limited the number of possible acquirers. Sandler also provided and discussed at the September meeting a list of 16 institutions that met certain criteria as possible acquirers. The criteria were that the institutions were all located in the New York MSA and all were either mutual institutions or mutual holding companies. In addition all the institutions were over $400 million in assets. The list included Northfield Bancorp and Company B. Sandler discussed each of the potential acquirers with the Board, including Sandler’s views as to their possible interest in a transaction with Flatbush and the form of consideration (cash or stock) each entity could offer. The Board also discussed with Sandler and its legal advisors the legal requirement that Flatbush as a mutual entity could only merge with another mutual entity. The Board then advised Sandler that Northfield had already expressed its interest in such a transaction and had met with Messrs. Adia and Lincks on two occasions.

The Board, after excusing Sandler and its legal advisors, engaged in extensive discussion following the presentation and concluded that a possible merger with Northfield or another institution should be further explored. The Board also concluded that a merger with another publicly-traded mutual holding company in a transaction that provided common stock as all or part of the consideration might provide better long-term value for the company’s public shareholders.

In early October 2011, Mr. Adia received a telephone call from a senior officer of another publicly-traded mutual holding company (“Company B”) and was invited to have lunch with its chief executive officer. At that lunch, the chief executive officer of Company B expressed his interest in a possible combination of Flatbush with Company B. No pricing or other material terms were provided. Mr. Adia reported back to the Board of Directors and then, as with Northfield, scheduled a second meeting with Company B and Mr. Lincks to continue discussions. The meeting took place on October 18, 2011. Following this meeting, Messrs. Adia and Lincks reported to the full Board on the discussions with Company B.

At a meeting on October 20, 2011, the Board received a briefing from its then outside counsel on its fiduciary responsibilities with respect to consideration of a possible acquisition of Flatbush Bancorp, the requirements for a merger with another institution and possible regulatory obstacles from a pricing standpoint that might apply to a merger with another institution. Following this briefing, the Board determined that it needed to retain a financial advisor to explore a potential transaction and asked Sandler O’Neill to provide a retainer agreement for this purpose. The Board of Directors of Flatbush had a long-standing relationship with Sandler and did not consider hiring another advisor when Sandler was retained in connection with this transaction. In deciding to retain Sandler and not consult with other advisors, the Board considered Sandler’s leading role as an advisor in bank merger transactions in 2010, its knowledge of the banking market in the New York and New Jersey area and in particular its knowledge of mutual institutions operating in those markets who would be able, by law, to acquire Flatbush. The Board of Flatbush had no knowledge when it engaged Sandler of the specific amount of any fees that Sandler might receive from Northfield in connection with any future transactions. However, Sandler advised the Flatbush Board that Sandler had advised Northfield in its recent FDIC-assisted acquisition and had also been engaged by Northfield in 2010 to assist them with their second-step conversion, which was postponed due to market conditions, and that when Northfield chose to proceed with the second-step conversion, Sandler would be likely to again be retained as Northfield’s advisor.

By letter agreement dated November 21, 2011, Sandler was engaged by Flatbush Bancorp. Sandler was engaged by a unanimous vote of the Board of Directors after consultation with outside counsel, Nixon Peabody LLP (“Nixon Peabody”), and upon the recommendation of Flatbush’s Chief Executive Officer, Mr. Adia. Sandler was instructed to approach Northfield and Company B to explore the possibility of a merger. The Board determined to limit its discussions to these two parties because each of these entities was larger than Flatbush Bancorp, was organized in the publicly-traded mutual holding company form and had the ability to offer common stock as all or part of the consideration, had prior experience with acquisitions, and had indicated an interest in expansion in Brooklyn. Based on its discussions with Sandler at the Board’s September 22nd meeting, no other entities met all of these criteria.

Sandler began assisting Flatbush Bancorp in preparing a confidential electronic data room to permit Northfield and Company B to begin diligence activities. Each company signed a confidentiality agreement on November 28, 2011, and both were provided access to the data room and were asked to submit written non-binding indications of interest by December 7, 2011.

In a non-binding indication of interest dated December 7, 2011, Northfield proposed a transaction in which shareholders of Flatbush Bancorp would receive consideration of $7.00 per share. Company B, in a letter dated December 8, 2011, proposed a transaction in which shareholders of Flatbush Bancorp would receive consideration of $6.00 per share. Each proposal was subject to the satisfactory completion of due diligence. Each party proposed a merger of each of the Flatbush corporate entities into the corresponding entities of the acquiring institution and each proposed that the consideration consist solely of stock of the acquiring entity’s publicly-traded holding company at a fixed exchange ratio to be determined at the time of the execution of a definitive agreement for the transaction. Both also assumed the completion of the pending sale of Flatbush Bancorp’s Nostrand Avenue facility. Both parties proposed similar plans with regard to retention of existing employees and appropriate severance for those who were not retained. Northfield also indicated that it would consider the formation of a Brooklyn advisory board for at least a three-year period, to be comprised of Flatbush non-employee directors. Each letter also described the treatment of Flatbush Savings’ depositors and Flatbush MHC’s members, including that each depositor of Flatbush Federal Savings would become a depositor of the acquiring entity’s bank subsidiary and that each Flatbush depositor would receive the same rights in the acquiring mutual holding company.

On December 9, 2011, Flatbush Bancorp’s Board of Directors met with Sandler and Nixon Peabody to consider the two preliminary indications of interest. Sandler described and compared each of the two proposals and presented profiles of each potential partner. Sandler also provided a preliminary valuation analysis of Flatbush. After a lengthy discussion, the Board authorized Sandler to advise Northfield and Company B that they could complete detailed diligence investigations and submit revised indications of interest for the Board to consider, and further instructed Sandler to advise each party to consider an increase in price in their revised indications. From the December 9, 2011 meeting of the Board of Directors of Flatbush Bancorp and through the meeting of March 13, 2012 to approve the merger agreement with Northfield, Nixon Peabody was present at all meetings between the Flatbush Board of Directors and Sandler.

During the months of December 2011 and January 2012, both Northfield and Company B conducted extensive due diligence both onsite and in the electronic data room. Representatives of senior management of Flatbush Bancorp and Flatbush Federal Savings were also interviewed by both prospective acquirers. Concurrently with the due diligence process, Mr. Adia was working with real estate counsel to complete the sale of the Nostrand Avenue facility, which was completed on January 13, 2012. Mr. Adia advised both Northfield and Company B when the transaction was completed and Flatbush Bancorp disclosed the completion of the sale in a Form 8-K filing on January 18, 2012.

Sandler subsequently requested that Northfield and Company B submit revised indications of interest by January 31, 2012. However, in late January, Sandler was advised by each of Northfield and Company B that, while each remained interested in a transaction with Flatbush Bancorp, their timing for proceeding with a revised indication of interest would be delayed as a result of unrelated matters at their respective institutions. The Board then requested that Sandler contact two other institutions that Sandler believed might have an interest in a potential transaction. Sandler contacted both parties, but neither party expressed interest in evaluating such a transaction.

During the month of February, Sandler remained in contact with both Northfield and Company B with respect to their interest. On February 22, 2012, Company B orally advised Mr. Adia that it remained interested in the transaction but would likely not be able to proceed for six to eight weeks and would also at that time, in all likelihood, reduce its original indication of interest of $6.00 per share to a lower, unspecified amount.

On February 24, 2012, Northfield’s financial advisor advised Sandler that Northfield was prepared to submit a revised indication of interest for the Board’s consideration, and further advised that their price would be reduced to $6.50 per share. Northfield also indicated that it would, as a condition of its offer, require that Flatbush Bancorp agree to a 30-day exclusivity period within which to complete negotiation of a definitive agreement. Sandler advised Northfield’s financial advisor to submit their indication of interest in writing for the Board to consider and Northfield did so by letter dated February 28, 2012. Except as to the revised price of $6.50 per share and the request for a 30-day exclusivity period, Northfield’s revised indication of interest did not contain terms that materially differed from its earlier letter. The exclusivity agreement requested by Northfield was signed by Flatbush Bancorp on February 29, 2012. The exclusivity agreement was prepared by Northfield and reviewed by Nixon Peabody prior to consideration by Flatbush Bancorp senior management and the Board of Directors. Mr. Adia and the Board of Directors also consulted with Sandler regarding the exclusivity agreement, including whether it was customary to enter into such an agreement, whether there were negative effects that would deter other potential merger partners if Flatbush entered into such an agreement with Northfield and whether the 30-day term of the exclusivity arrangement for the purpose of negotiating and executing a definitive agreement was appropriate under the circumstances. At the time the exclusivity agreement was signed, Company B had completed its due diligence, but had not initiated any further contact with Mr. Adia or Sandler since indicating on February 22, 2012 to Mr. Adia that it would not be able to proceed for six to eight weeks and would, at that later date, be likely to reduce its original indication of interest of $6.00 to a lower, unspecified amount.

The Board of Directors of Flatbush Bancorp met on March 1, 2012 to evaluate these developments and authorized Nixon Peabody to begin negotiations on the definitive agreement with Northfield’s counsel under the terms outlined in Northfield’s letter. On March 2, 2012, a draft of the proposed definitive agreement was received by Nixon Peabody LLP from Northfield’s counsel. During the following week, the parties and their counsel negotiated the terms of the definitive agreement and related documents, and a due diligence review of Northfield, including interviews of representatives of Northfield’s senior management, was conducted by representatives of Sandler O’Neill, Nixon Peabody and Flatbush Bancorp via an electronic data room and onsite at Northfield. Also during the week, Sandler advised the chief executive officer of Company B that Flatbush had determined to move forward with another party. Messrs. Adia and Lotardo did not, at any time during the negotiations with Northfield, discuss specifically what employment or consulting arrangements Northfield would enter into in the future with them. Northfield did indicate, however, at the time that it submitted its original indication of interest that all employment, consulting and change in control agreements disclosed to Northfield in due diligence would be honored. Following the execution of the definitive agreement, Northfield elected to terminate the employment agreements of Flatbush’s senior management at the closing of the Mergers. In lieu thereof, Mr. Adia was offered a one-year employment agreement with Northfield and a retention bonus of $100,000 upon the completion of the one-year period, and Mr. Lotardo was offered a six-month consulting arrangement with a bonus payment upon completion of the six-month period but no future employment.

On March 7, 2012, the Office of the Comptroller of the Currency notified Mr. Adia that Flatbush Federal Savings would be required to enter into a formal written enforcement agreement with the Office of the Comptroller of the Currency. Mr. Adia promptly notified the Board of Directors of this development and advised Northfield’s chief executive officer by telephone regarding the pending enforcement action.

On March 9, 2012, the Board of Directors met with Sandler and Nixon Peabody to review the progress toward a final definitive agreement. At that meeting, Sandler reviewed a summary of the proposed final transaction terms as well as a preliminary pro forma analysis of the transaction and a preliminary valuation range of a second-step conversion of each of Northfield MHC and Flatbush MHC. Nixon Peabody reported on the progress of the final stages of the definitive agreement negotiations, the diligence materials that Nixon Peabody was preparing on Northfield for review by the Board of Directors of Flatbush Bancorp and the finalizing of disclosure schedules that both Northfield and Flatbush Bancorp were each required to provide as part of the definitive agreement.

Following the conclusion of this meeting, Nixon Peabody and Northfield’s counsel worked to finalize the definitive agreement and to finalize disclosure schedules for both parties. On March 10, 2012, Nixon Peabody was advised by Northfield’s counsel that Northfield would require that any enforcement action with the Office of the Comptroller of the Currency that Flatbush Federal Savings was required to enter into would need to be terminated as a condition to closing of the merger. That requirement was included in the final version of the definitive Merger Agreement.

On March 12, 2012, the Board of Directors of Northfield met and approved the definitive agreement.

The Board of Directors of Flatbush Bancorp held a special meeting on March 13, 2012 to review the definitive agreement and related documents negotiated by Flatbush Bancorp and Northfield and their respective financial and legal advisors. Flatbush Bancorp’s Board received presentations from Nixon Peabody and Sandler. The Board was briefed on the results of the due diligence review conducted by Nixon Peabody, Sandler and Company management. Representatives of Nixon Peabody and Sandler responded to questions from Flatbush Bancorp’s Board concerning the transaction. At the meeting Sandler provided its oral opinion to Flatbush Bancorp’s Board of Directors, subsequently confirmed in writing, that the exchange ratio in the Merger Agreement was fair to the public shareholders of Flatbush Bancorp from a financial point of view. The Board, after careful consideration of these presentations as well as consideration of the interests of Flatbush MHC’s members, its depositors, and the communities served by Flatbush Federal Savings and Flatbush Bancorp, unanimously approved the merger agreement and related documents. Following the meeting, the Merger Agreement and related documents were executed and the parties issued a press release announcing the proposed Mergers.

In reaching its decision to approve the Merger Agreement, Flatbush Bancorp’s Board of Directors consulted with Flatbush Bancorp’s financial and legal advisors, and considered a variety of factors, including the following:

•

The value of the merger consideration being offered to Flatbush Bancorp’s shareholders in relation to the market value of Flatbush Bancorp common stock as well as its book value and earnings per share;

•

The results of operations that could be expected from Flatbush Bancorp in the future if it continued to operate independently, including the restrictions imposed under its pending enforcement agreement with the Office of the Comptroller of the Currency and the length of time that would be required to resolve the relatively high level of non-performing assets on Flatbush Federal Savings’ balance sheet;

•

The potential future trading value of Flatbush Bancorp’s common stock compared to the value of the merger consideration offered by Northfield and the potential future trading value of Northfield Bancorp’s common stock, including the impact of a future second-step transaction by Northfield MHC;

•

The process conducted by Sandler, Flatbush Bancorp’s financial advisor, to identify potential merger partners and to assist Flatbush Bancorp’s Board of Directors in structuring the proposed merger with Northfield;

•

The presentation by Sandler as to the fairness of the exchange ratio in the Merger Agreement, from a financial point of view, to Flatbush Bancorp’s public shareholders, and Sandler’s written opinion, dated March 13, 2012, to that effect, a copy of which is attached as Annex B to this document. For a summary of the Sandler opinion and its underlying analysis, see “Opinion of Flatbush Bancorp’s Financial Advisor” below;

•

The current and prospective environment in which Flatbush Bancorp operates, including national, regional and local economic conditions, the competitive environment for financial institutions, the increased regulatory burdens on financial institutions, and the uncertainties in the regulatory climate going forward;

•

The form of merger consideration offered by Northfield, including the opportunity for Flatbush Bancorp’s shareholders to receive shares of Northfield common stock for their shares of Flatbush Bancorp’s common stock on a tax-free basis;

•	The presentation made by Nixon Peabody regarding the structure of the Mergers and the terms of the Merger Agreement;

•	Northfield Bancorp’s significantly larger asset size and strong capital position;

•

Northfield Bancorp’s market capitalization and average daily trading volume, which should provide increased liquidity in the event Flatbush Bancorp’s shareholders desired to sell the shares of Northfield common stock to be received by them upon completion of the merger;

•	The ability of Flatbush Bancorp’s shareholders to receive a cash dividend as holders of Northfield’s common stock;

•	The earnings prospects of the combined company, with the merger expected to be accretive to Northfield Bancorp’s earnings in 2013, the first full year of combined operations;

•

Flatbush Federal Savings’ depositors’ rights as members of Flatbush MHC would be preserved as a result of the merger with Northfield in the form of liquidation rights in Northfield MHC and subscription rights in any subsequent second-step conversion of Northfield MHC;

•	The additional products and services offered by Northfield to its customers;

•

The effects of the Mergers on Flatbush Bancorp’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided to Flatbush Bancorp’s employees; and

•	The ability of the transaction to be approved by banking regulators by the termination date of November 30, 2012.

Flatbush Bancorp’s Board of Directors also considered the potential risks associated with the merger, including the following:

•	The challenges of integrating Flatbush Bancorp’s businesses, operations and employees with those of Northfield Bancorp;

•

The need to obtain approval of the transaction by shareholders of Flatbush Bancorp, including a majority of Flatbush Bancorp’s public shareholders, and Flatbush MHC’s members as well as regulatory approvals in order to complete the transaction;

•	The risks associated with the operations of the combined company, including the ability to achieve the anticipated cost savings;

•

The fact that the fixed exchange ratio in the transaction meant that the shareholders of Flatbush Bancorp would see the value of the merger consideration fluctuate as a result of movements in Northfield Bancorp’s stock price prior to completion of the Mergers;

•

The requirement by Northfield, as a condition of closing, that any formal enforcement agreement between the Office of the Comptroller of the Currency and Flatbush Federal Savings be extinguished at or prior to consummation of the Mergers; and

•	The risk that the transaction would not be completed by November 30, 2012 and could thereafter be terminated by Northfield.

The Board also considered internal projections of Flatbush’s future performance as a standalone entity in 2012, 2013 and 2014. These projections were prepared by senior management of Flatbush as part of its three-year business plan prior to the initiation of any merger discussions with Northfield or Company B. While the internal projections were forward looking and dependent on a number of factors including future economic conditions and were only estimates of possible future performance and outcomes, they indicated that Flatbush was not expected to materially improve its performance over the three-year period ending on December 31, 2014. For example, the projections showed modest loan growth from $99.9 million at year end 2012 to $104.5 million in 2014. Earnings per share (excluding the one-time gain in 2012 for the sale of the main office location) were projected to be relatively flat and ranged between $0.13 and $0.15 per share through the 2014 period. With respect to expenses, no material reduction in efficiency ratios was forecast by Flatbush and were expected to remain in the 85% to 86% category through 2014. Net interest margins were expected to narrow slightly and key performance ratios such as return on average assets (“ROAA”) and return on average equity (“ROAE”) were anticipated to remain at low levels. For example, ROAA was projected at 0.23% to 0.25% and ROAE at 1.80% to 1.99% for 2013 and 2014.

The Board also considered the structural protections included in the Merger Agreement, such as the ability of Flatbush Bancorp to terminate the Merger Agreement in the event of any change or development affecting Northfield which has, or is reasonably likely to have, a material adverse effect on Northfield and which is not cured within 30 days after notice or cannot be cured prior to consummation of the merger, or in the event Northfield materially breaches any of its covenants or obligations under the merger agreement. Flatbush Bancorp’s Board also noted that it could terminate the Merger Agreement if a “superior proposal” (as defined in the merger agreement) was received from a third party and certain steps were taken (including notice to Northfield and good faith negotiation with Northfield of adjustments to the terms and conditions of the Merger Agreement) prior to the mailing date of this proxy statement/prospectus. If a superior proposal were to be received and accepted, then Flatbush Bancorp would be required to pay a $700,000 termination fee to Northfield. The amount of this potential fee was negotiated at arm’s length and was deemed to be reasonable based upon the fees provided for in comparable transactions. As of the date of this proxy statement/prospectus, no superior proposal has been received.

The foregoing discussion of the information and factors provided by Flatbush Bancorp’s Board of Directors is not exhaustive, but includes all material factors considered by Flatbush Bancorp’s Board. In view of the wide variety of factors considered by Flatbush Bancorp’s Board of Directors in connection with its valuation of the merger and the complexity of these matters, Flatbush Bancorp’s Board of Directors did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Flatbush Bancorp’s Board of Directors evaluated the factors described above, including asking questions of Flatbush Bancorp’s legal and financial advisors. In considering the factors described above, individual members of Flatbush Bancorp’s Board of Directors may have given different weights to different factors. Flatbush Bancorp’s Board of Directors relied on the experience and expertise of its legal advisors regarding the structure of the merger and the terms of the merger agreement and on the experience and expertise of its financial advisors for quantitative analysis of the financial terms of the merger. See “Opinion of Flatbush Bancorp’s Financial Advisor” below. It should also be noted that this explanation of the reasoning of Flatbush Bancorp’s Board of Directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Northfield Bancorp’s Reasons for the Mergers

In reaching its decision to approve the Merger Agreement, the Board of Directors of Northfield Bancorp consulted with senior management and its legal and financial advisors, and considered a number of factors, including, among others, the following, which are not presented in order of priority:

•	Flatbush Federal Savings’ branch network is an expansion of Northfield Bank’s growing Brooklyn franchise, with a size that can be readily assimilated;

•	Economies of scale and improved efficiencies are expected to result in accretion to book value per share, tangible book value per share and earnings per share;

•	Opportunities for cross-sales and account acquisition are expected based on the enhanced platform; and

•	Improved Northfield Bank financial profile, geographic footprint, stock liquidity and market capitalization enhance positioning for organic growth and future acquisitions.

Based on the factors described above, the Boards of Directors of Northfield Bancorp and Northfield Bank determined that the merger with Flatbush Bancorp would be advisable and in the best interests of Northfield Bancorp shareholders and other constituencies and unanimously approved the Merger Agreement.

Opinion of Flatbush Bancorp’s Financial Advisor

By letter dated November 21, 2011, Flatbush Bancorp retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with another party. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. As part of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Sandler O’Neill was also generally familiar with Flatbush Bancorp, having acted as offering agent for Flatbush Federal Savings in connection with its conversion to mutual holding company form and initial public offering in 2003 and having made periodic presentations to the Flatbush Bancorp board of directors thereafter.

Sandler O'Neill acted as financial advisor to Flatbush Bancorp in connection with the proposed Mergers and participated in certain of the negotiations leading to the execution of the merger agreement. At the March 13, 2012 meeting at which Flatbush Bancorp’s board of directors considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing, that, as of such date, the exchange ratio was fair to the public shareholders of Flatbush Bancorp from a financial point of view. Sandler O’Neill’s fairness opinion was approved by Sandler O’Neill’s Fairness Opinion Committee. The full text of Sandler O’Neill’s opinion is attached as Annex B to this Proxy Statement/Prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Flatbush Bancorp shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion and was necessarily based upon financial, economic, market and other conditions as they existed on, and the information made available to Sandler O’Neill as of, that date. Events occurring or information made available after that date could materially affect its opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. The opinion was directed to the Flatbush Bancorp board of directors and is directed only to the fairness of the exchange ratio to Flatbush Bancorp’s public shareholders from a financial point of view. It does not address the underlying business decision of Flatbush Bancorp to engage in the merger or any other aspect of the transaction and is not a recommendation to any Flatbush Bancorp shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement;

•

certain financial statements and other historical financial information of Flatbush Bancorp that were publicly available or provided by Flatbush Bancorp that Sandler O’Neill deemed relevant, including a draft of Flatbush Bancorp’s preliminary balance sheet and income statement for the year ended December 31, 2011;

•

certain financial statements and other historical financial information of Northfield Bancorp that were publicly available or provided by Northfield Bancorp that Sandler O’Neill deemed relevant, including a draft of Northfield Bancorp’s annual report on Form 10-K for the year ended December 31, 2011;

•	internal financial projections for Flatbush Bancorp for the years ending December 31, 2012 through 2014, as provided by and reviewed with senior management of Flatbush Bancorp;

•	internal financial projections for Northfield Bancorp for the years ending December 31, 2012 through 2015, as provided by and reviewed with senior management of Northfield Bancorp;

•

the financial terms of Flatbush Bancorp’s sale of the Nostrand Avenue facility completed on January 13, 2012 (the “Main Office Sale”) as disclosed in its Current Report on Form 8-K dated January 18, 2012, and the estimates of Flatbush Bancorp’s senior management of the expected gain on the sale to be realized by Flatbush Bancorp;

•

a comparison of certain financial information for Flatbush Bancorp and Northfield Bancorp with similar publicly available information for certain other companies that Sandler O'Neill considered relevant;

•	the publicly reported historical price and trading activity of the common stock of Flatbush Bancorp and Northfield Bancorp, including a comparison of price movements with certain stock indices;

•

the pro forma financial impact of the merger on Northfield Bancorp, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings as reviewed with representatives of Northfield;

•	the financial terms of certain recent business combinations in the financial institutions industry, to the extent publicly available;

•	the current economic and market environment generally and in the banking sector in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.

Sandler O'Neill also discussed with certain members of senior management of Flatbush Bancorp the business, financial condition, results of operations and prospects of Flatbush Bancorp and held similar discussions with senior management of Northfield Bancorp concerning the business, financial condition, results of operations and prospects of Northfield Bancorp.

In rendering its opinion, Sandler O’Neill also considered the Office of the Comptroller of the Currency’s notification by telephone to Mr. Adia on March 7, 2012 that Flatbush Bancorp would be required to enter into a written enforcement agreement with the Office of the Comptroller of the Currency following the Office of the Comptroller of the Currency’s most recent safety and soundness examination of Flatbush Federal Savings.

In preparing its analyses, Sandler O’Neill used internal financial projections for Flatbush Bancorp and Northfield Bancorp as provided by their respective senior managements. Sandler O’Neill also used in its analyses certain projections of transaction costs, purchase accounting adjustments and expected cost savings which were prepared by and/or reviewed with the senior managements of Flatbush Bancorp or Northfield Bancorp. With respect to those projections, the respective managements of Flatbush Bancorp and Northfield Bancorp confirmed to Sandler O’Neill that those projections reflected their best currently available estimates and judgments of the future financial performance of Flatbush Bancorp and Northfield Bancorp, respectively, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based.

In performing its review and analyses, Sandler O'Neill relied upon the accuracy and completeness of all of the financial and other information that was publicly available or that was provided to them by Flatbush Bancorp and Northfield Bancorp or their representatives and assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O'Neill further relied on the assurances of the respective senior managements of Flatbush Bancorp and Northfield Bancorp that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O'Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Flatbush Bancorp or Northfield Bancorp, their parent entities or any of their respective subsidiaries or the collectability of any such assets, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O'Neill did not review any credit files or make an independent evaluation of the adequacy of the allowance for loan losses of Flatbush Bancorp or Northfield Bancorp and with Flatbush Bancorp’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for Flatbush Bancorp and Northfield Bancorp were adequate to cover any such losses.

Sandler O'Neill also assumed that there had been no material change in the assets, financial condition, results of operations, business or prospects of Flatbush Bancorp or Northfield Bancorp since the date of the most recent financial statements made available to them except, in the case of Flatbush Bancorp, the Main Office Sale. Sandler O'Neill assumed in all respects material to its analysis that Flatbush Bancorp and Northfield Bancorp will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement are true and correct, that each party to the merger agreement will perform all of the covenants required to be performed by such party under the merger agreement and that the conditions precedent in the merger agreement will not be waived. Finally, with Flatbush Bancorp’s consent, Sandler O’Neill relied upon the advice Flatbush Bancorp received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Main Office Sale, the merger and the other transactions contemplated by the merger agreement.

In rendering its opinion, Sandler O'Neill performed a variety of financial analyses. The following is not a complete description of all the analyses underlying Sandler O'Neill’s opinion or the presentation made by Sandler O’Neill to Flatbush Bancorp’s board, but is a summary of all material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Flatbush Bancorp or Northfield Bancorp and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Flatbush Bancorp and Northfield Bancorp and the companies to which they are being compared. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Sandler O’Neill considered its analyses as a whole and did not attribute any particular weight to any analysis or factor that it considered. Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor and did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather Sandler O’Neill made its determination as to the fairness of the exchange ratio on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Flatbush Bancorp, Northfield Bancorp or Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Flatbush Bancorp’s common stock or Northfield Bancorp’s common stock or the prices at which Flatbush Bancorp’s common stock or Northfield Bancorp’s common stock may be sold at any time.

Sandler O’Neill prepared its analyses solely for the purpose of rendering its opinion and provided such analyses to the Flatbush Bancorp Board at its March 13, 2012 meeting. Sandler O’Neill’s analyses and opinion were among a number of factors taken into consideration by Flatbush Bancorp’s Board in making its determination to adopt the merger agreement and the analyses described below should not be viewed as determinative of the decision of Flatbush Bancorp’s board with respect to the fairness of the merger.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the exchange ratio of 0.4748 of a share of Northfield Bancorp’s common stock for every one share of Flatbush Bancorp’s common stock and the average closing price of Northfield Bancorp common stock for the 10-day period ending March 12, 2012 of $13.69, Sandler O’Neill calculated an implied transaction value of $6.50 per share. Based upon 2,736,907 shares of Flatbush Bancorp common stock outstanding, Sandler O’Neill calculated an aggregate transaction value of $17.8 million, of which $8.1 million will be received by the public shareholders and $9.7 million will be received by Northfield MHC as successor to Flatbush MHC. The $9.7 million to be received by the Northfield MHC as successor to Flatbush MHC represents Flatbush MHC’s 54.2% ownership interest in Flatbush Bancorp. Based upon preliminary financial information for Flatbush Bancorp as of or for the year ended December 31, 2011, Sandler O’Neill calculated the following ratios:

Transaction Ratios
Price / Book value (1)	92%
Price / Tangible book value (1)	92%
Price/Fully-converted tangible book value (1)(2)	79%
Tangible Book Premium (Discount) / Core Deposits (1)(3)	(1.9%)
Market Premium (4)	115%

(1)	Book values adjusted for $4.9 million after-tax gain related to the Main Office Sale in January 2012.
(2)	Assumes a fully-converted tangible book value per current minority share of $8.18, based on closing price of Flatbush Bancorp’s common stock at March 12, 2012 of $3.02.
(3)	Core deposits (defined as total deposits less time deposits > $100,000) of $79.9 million.
(4)	Based upon the closing price of Flatbush Bancorp’s common stock on March 12, 2012 of $3.02.

Stock Trading History. Sandler O’Neill reviewed the history of the reported closing trading prices of Flatbush Bancorp’s common stock for the one-year and three-year periods ended March 12, 2012 and the relationship between the performance of Flatbush Bancorp’s common stock to the SNL Thrift Index and a peer group of publicly-traded mutual holding companies with assets less than $500 million. See “—Comparable Company Analysis” below for the companies included in the peer group. For each period, Flatbush Bancorp’s common stock underperformed both the SNL Thrift Index and the peer group.

Flatbush Bancorp’s One-Year Stock Performance

	Beginning Index Value March 12, 2011	Ending Index Value March 12, 2012
Flatbush Bancorp	100.0%	53.7%
Flatbush Peer Group	100.0	94.0
SNL Thrift Index	100.0	88.2

Flatbush Bancorp’s Three-Year Stock Performance

	Beginning Index Value March 12, 2009	Ending Index Value March 12, 2012
Flatbush Bancorp	100.0%	95.6%
Flatbush Peer Group	100.0	117.8
SNL Thrift Index	100.0	100.8

Sandler O’Neill also reviewed the history of the reported closing trading prices of Northfield Bancorp’s common stock for the same one-year and three-year periods and the relationship between the performance of Northfield Bancorp’s common stock to the SNL Thrift Index and two peer groups, the first comprising publicly-traded mutual holding companies with total assets greater than $1 billion, and the second group comprising publicly-traded stock holding companies having total assets of $1 billion to $5 billion. See “—Comparable Company Analysis” below for the companies included in each of the peer groups. For each period, Northfield Bancorp’s common stock outperformed each of the indices to which it was compared.

Northfield Bancorp’s One-Year Stock Performance

	Beginning Index Value March 12, 2011	Ending Index Value March 12, 2012
Northfield Bancorp	100.0%	108.2%
Northfield MHC Peers	100.0	94.3
Northfield Stock Peers	100.0	98.6
SNL Thrift Index	100.0	88.2

Northfield Bancorp’s Three-Year Stock Performance

	Beginning Index Value March 12, 2009	Ending Index Value March 12, 2012
Northfield Bancorp	100.0%	141.2%
Northfield MHC Peers	100.0	100.7
Northfield Stock Peers	100.0	130.5
SNL Thrift Index	100.0	100.8

Comparable Company Analysis. Sandler O'Neill used publicly available information to compare selected financial and market trading information for Flatbush Bancorp and Northfield Bancorp with similar information for peer groups of thrift institutions selected by Sandler O’Neill. In each case the peer groups were chosen based on size, organizational structure, and geographic similarities.

For Flatbush Bancorp, the peer group consisted of the following companies, comprising publicly-traded mutual holding companies headquartered in New York, New Jersey or Connecticut with total assets of less than $500 million:

Delanco Bancorp, Inc.	MSB Financial Corp.
FSB Community Bankshares, Inc.	NorthEast Community Bancorp, Inc.
Gouverneur Bancorp	Pathfinder Bancorp, Inc.
Hometown Bancorp, Inc.	Seneca-Cayuga Bancorp Inc.
Lincoln Park Bancorp	Wawel Bank

The analysis compared preliminary financial information for Flatbush Bancorp as of or for the three months ended December 31, 2011 with publicly available information for the companies in the Flatbush peer group as of or for the three months ended December 31, 2011 or, if not available, the most recently reported quarter. The table below sets forth the data for Flatbush Bancorp and the median data for the peer group, with pricing data (i.e. closing prices of the common stock of each member of the peer group) as of March 12, 2012.

	Flatbush Bancorp	Peer Group Median
Total assets (in millions)	$143	$203
Market capitalization (in millions)	10	12
Loans/Deposits	84.8%	84.7%
Tangible common equity/Tangible assets	10.1	10.3
Total risk-based capital ratio (bank level)	19.8	18.2
Return on average assets	0.15	0.27
Net interest margin	3.98	3.62
Efficiency ratio	79.5	76.6
Non-performing assets/Assets	7.49	2.93
Loan loss reserves/Gross loans	2.31	1.15
Price/Tangible book value	42.9	65.6
Price/ Fully-converted tangible book value	36.9	49.2
Dividend yield	0.0	0.7

For Northfield Bancorp, Sandler O’Neill selected two peer groups. The first group, or Regional Group, consisted of the following publicly traded savings institutions headquartered in New York or contiguous states with assets of between $1 billion and $5 billion:

Brookline Bancorp, Inc.	OceanFirst Financial Corp.
Cape Bancorp, Inc.	Oritani Financial Corp.
ESB Financial Corporation	Provident New York Bancorp
Flushing Financial Corporation	United Financial Bancorp, Inc.
Fox Chase Bancorp, Inc.	Westfield Financial, Inc.

The second peer group, or MHC Group, consisted of the following publicly traded mutual holding companies with assets greater than $1 billion:

Beneficial Mutual Bancorp, Inc.	Meridian Interstate Bancorp, Inc.
Charter Financial Corp.	Roma Financial Corporation
Investors Bancorp, Inc.	TFS Financial Corporation
Kearny Financial Corp.	Waterstone Financial, Inc.

The analysis compared financial information for Northfield Bancorp as of or for the three months ended December 31, 2011 with publicly available information for the companies in each of the Regional Group and the MHC Group for the same period. The table below sets forth the data for Northfield Bancorp and the median data for each of the peer groups, with pricing data as of March 12, 2012.

	Northfield Bancorp	Regional Group	MHC Group
Total assets (in millions)	$2,377	$2,133	$2,419
Market capitalization (in millions)	$568	$258	$470
Loans/Deposits	71.9%	93.7%	80.9%
Tangible common equity/Tangible assets	15.5	12.7	11.3
Total risk-based capital ratio	24.7	16.7	20.0
Return on average assets	0.64	0.74	0.33
Return on average equity	3.96	5.55	2.45
Net interest margin	3.17	3.51	3.07
Efficiency ratio	71.3	63.3	70.1
Non-performing assets/Assets	2.76	1.65	2.65
Loan loss reserves/Gross loans	2.50	1.28	1.14
Price/Tangible book value	148.4	115.8	131.3
Price/Fully-converted tangible book value	85.1	NA	77.9
Price/Last twelve months earnings per share	33.4x	21.1x	24.3x
Price/2012 estimated earnings per share (1)	35.9	17.0	35.0

(1)	Based on median analyst estimates as of March 12, 2012.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed the pricing terms of selected merger transactions of comparable size both in the Mid-Atlantic region and nationwide. The transactions were based on announcement date of transaction, transaction values, regional location of the transaction, and certain asset quality metrics of the selling institution. Sandler O’Neill reviewed 19 transactions in which the seller was a thrift institution that were publicly announced nationwide during the period January 1, 2010 through March 12, 2012 with reported deal values between $5 million and $50 million. They also reviewed 23 transactions announced during the same period in which the seller was a bank or a thrift institution in the Mid-Atlantic region with deal values between $5 million and $50 million. Finally, Sandler O’Neill reviewed 31 transactions announced nationwide during the period January 1, 2011 through March 12, 2012 where the bank or thrift institution seller had a non-performing assets/total assets ratio of greater than 5.0% at the time of the transaction announcement. Sandler O’Neill reviewed the following multiples: transaction value to last twelve months’ earnings per share, transaction value to book value, transaction value to tangible book value, transaction value to fully-converted tangible book value, tangible book premium to core deposits and premium to market value. The median multiples from these selected groups of transactions were compared to the multiples in the proposed transaction, based on an implied transaction value of $6.50 per Flatbush Bancorp share and Flatbush Bancorp’s preliminary financial information as of or for the year ended December 31, 2011.

Comparable Acquisitions

Precedent Comparable Nationwide Thrift Acquisitions (1)

				Transaction Information						Seller Information (2)
					Price/
Acquiror	Target	St	Annc. Date	Deal Value ($mm)	LTM EPS (x)	Book Value (%)	TBV (%)	Core Deposit Premium (%)	Market Premium (%)	Total Assets ($mm)	TCE/ TA (%)	YTD ROAA (%)	YTD ROAE (%)	NPAs/ Assets (%)
GFA Federal Credit Union	Monadnock Community Bank	NH	03/01/12	8.3	NM	116	119	2.7	52.8	82.6	8.68	(2.86)	(29.9)	1.75
Center Bancorp Inc.	Saddle River Valley Bank	NJ	02/01/12	11.0	NM	84	84	(2.0)	NA	120.2	10.88	(2.85)	(19.4)	1.41
ESSA Bancorp Inc.	First Star Bancorp Inc.	PA	12/21/11	24.7	NM	84	84	(1.0)	90.2	423.3	6.38	(0.13)	(2.0)	1.63
Prosperity Bancshares Inc.	East Texas Financial Services	TX	12/08/11	21.5	NM	105	118	4.0	21.7	220.9	8.32	0.17	1.9	3.62
Beneficial Mutual Bncp (MHC)	SE Financial Corp.	PA	12/05/11	31.8	NM	111	111	2.5	NM	306.9	8.26	0.16	2.0	NA
City Holding Co.	Virginia Savings Bancorp Inc.	VA	11/14/11	13.4	17.0	111	111	1.1	NA	129.9	8.54	0.58	6.3	1.57
Kentucky First Federal (MHC)	CKF Bancorp Inc.	KY	11/03/11	10.5	50.3	74	81	(3.7)	18.0	131.1	9.98	0.20	1.8	3.63
Mt. Washington S&L	Cottage Savings Bank	OH	09/12/11	8.9	35.2	125	125	6.6	NA	40.7	17.53	0.36	2.1	0.78
BNC Bancorp	Regent Bank	SC	09/08/11	9.8	NM	123	124	5.7	NA	51.9	15.22	(0.71)	(4.2)	0.00
Investors Bancorp Inc. (MHC)	BFS Bancorp MHC	NY	08/16/11	10.3	NM	25	25	(9.5)	NA	469.9	8.67	(1.58)	(17.7)	24.93
Opus Bank	RMG Capital Corporation	CA	06/06/11	49.2	47.2	130	131	1.8	NM	684.4	5.51	0.05	0.9	3.58
BancFirst Corp.	FBC Financial Corporation	OK	04/06/11	25.8	8.3	102	102	0.4	NA	264.8	9.53	1.25	12.5	1.40
Home Bancorp Inc.	GS Financial Corp.	LA	03/30/11	26.4	63.6	95	95	(0.8)	29.6	263.8	10.50	0.15	1.4	4.82
Ocean Shore Holding Co.	CBHC Financialcorp Inc.	NJ	02/15/11	11.9	10.3	130	130	1.6	NA	136.0	7.69	0.91	12.3	0.61
CBM Florida Holding Co.	First Community Bk of America	FL	02/10/11	10.0	NM	37	37	(5.5)	NA	470.6	5.74	(3.48)	(50.2)	9.75
First Illinois Corporation	HPB Holdings Inc	IL	01/12/11	25.0	7.1	80	80	(2.0)	NA	867.2	8.74	0.62	7.5	0.21
First Prestonsburg Bcshs Inc.	Short Holding Co.	KY	12/21/10	13.1	12.6	127	127	4.5	NA	108.2	9.51	0.90	10.0	0.95
Norwood Financial Corp.	North Penn Bancorp Inc.	PA	12/14/10	27.4	20.6	125	125	6.4	62.3	164.5	12.10	0.69	5.6	1.36
Cheviot Financial (MHC)	First Franklin Corp.	OH	10/12/10	24.6	NM	112	112	1.6	87.1	281.0	7.77	(0.44)	(5.8)	NA

(1)	Includes all nationwide thrift transactions announced since January 1, 2010 with deal values between $5 million and $50 million (19 transactions)
(2)	Seller financial information as of the period prior to transaction announcement
Source:	SNL Financial

Precedent Comparable Regional Acquisitions (1)

			Transaction Information							Seller Information (2)
					Price/
Acquiror	Target	St	Annc. Date	Deal Value ($mm)	LTM EPS (x)	Book Value (%)	TBV	Core Deposit Premium (%)	Market Premium (%)	Total Assets ($mm)	TCE/ TA (%)	YTD ROAA (%)	NPAs/ Assets (%)
Center Bancorp Inc.	Saddle River Valley Bank	NJ	02/01/12	11.0	NM	84	84	(2.0)	NA	120.2	10.88	(2.85)	1.41
Provident New York Bancorp	Gotham Bank	NY	01/17/12	40.5	17.2	128	128	4.1	NA	419.9	7.51	0.83	0.25
ESSA Bancorp Inc.	First Star Bancorp Inc.	PA	12/21/11	24.7	NM	84	84	(1.0)	90.2	423.3	6.38	(0.13)	1.63
Sandy Spring Bancorp Inc.	CommerceFirst Bancorp Inc.	MD	12/20/11	25.4	16.4	107	107	1.1	79.8	204.8	11.60	0.90	5.33
Beneficial Mutual Bncp (MHC)	SE Financial Corp.	PA	12/05/11	31.8	NM	111	111	2.5	NM	306.9	8.26	0.16	NA
S&T Bancorp Inc.	Mainline Bancorp Inc.	PA	09/14/11	21.4	NM	125	126	(0.0)	NM	241.8	6.97	0.11	0.78
Investors Bancorp Inc. (MHC)	BFS Bancorp MHC	NY	08/16/11	10.3	NM	25	25	(9.5)	NA	469.9	8.67	(1.58)	24.93
BCB Bancorp Inc.	Allegiance Community Bank	NJ	04/04/11	6.8	17.9	97	97	1.1	NA	121.3	5.78	0.32	5.24
Ocean Shore Holding Co.	CBHC Financialcorp Inc.	NJ	02/15/11	11.9	10.3	130	130	1.6	NA	136.0	7.69	0.91	0.61
Bridge Bancorp Inc.	Hamptons State Bank	NY	02/08/11	6.3	40.6	136	136	4.4	NA	67.5	6.80	0.22	1.26
GNB Financial Services Inc	Herndon National Bank	PA	02/04/11	8.3	54.2	101	101	0.3	NA	30.5	27.00	0.50	0.95
Norwood Financial Corp.	North Penn Bancorp Inc.	PA	12/14/10	27.4	20.6	125	125	5.7	62.3	164.5	12.10	0.69	2.60
Pvt Invr—James Wang	Asian Financial Corporation	PA	11/23/10	5.1	NM	197	197	8.7	NA	72.1	5.47	(1.03)	3.73
Modern Capital Partners L.P.	Madison National Bancorp Inc.	NY	10/20/10	33.8	NM	25	25	(9.5)	21.2	305.1	9.95	(0.37)	15.70
Chemung Financial Corp.	Fort Orange Financial Corp.	NY	10/14/10	28.8	8.3	102	102	(8.0)	67.8	271.1	8.20	0.44	0.80
Old Line Bancshares Inc	Maryland Bankcorp Inc.	MD	09/01/10	19.8	NM	78	78	(2.2)	109.2	348.1	7.24	(0.65)	5.19
Investor group	Royal Asian Bk	PA	08/25/10	12.3	NM	103	103	0.7	(5.8)	94.5	13.06	(1.77)	7.68
Customers Bancorp Inc	Berkshire Bancorp Inc.	PA	08/23/10	11.8	NM	102	106	0.5	NA	147.1	7.78	0.07	6.72
WSFS Financial Corp.	Christiana Bank & Trust Co.	DE	06/23/10	34.5	NM	79	190	13.6	NA	202.0	10.29	0.48	0.82
Bank of Princeton	MoreBank	PA	05/05/10	5.5	NM	119	119	1.8	NA	72.6	6.38	(0.26)	1.28
Millbrook Bank System Inc.	SNB Bancorp Inc.	NY	04/20/10	6.0	NM	186	186	8.0	NA	42.0	9.16	0.03	0.85
Donegal Finl Services Corp	Union National Financial Corp.	PA	04/19/10	25.2	NM	83	83	(0.9)	47.0	501.9	5.83	(0.40)	2.79
Roma Financial Corp. (MHC)	Sterling Banks Inc.	NJ	03/17/10	14.7	NM	88	100	(0.0)	37.0	383.1	3.88	(3.68)	5.45

(1)	Includes all bank and thrift transactions in the Mid-Atlantic region announced since January 1, 2010 with deal values between $5 million and $50 million (23 transactions)
(2)	Seller financial information as of the period prior to transaction announcement

Source: SNL Financial

Precedent Comparable Nationwide Acquisitions – Target’s NPAs/Assets >5.0% (1)

				Transaction Information						Seller Information (2)
					Price/
Acquiror	Target	St.	Annc Date	Deal Value ($mm)	LTM EPS (x)	Book Value (%)	TBV (%)	Core Deposit Premium (%)	Market Premium (%)	Total Assets ($mm)	TCE/ TA (%)	YTD ROAA (%)	NPAs/ Assets (%)
First Volunteer Corp.	Gateway Bancshares Inc.	GA	01/12/12	16.4	24.3	69	69	(3.2)	NA	266.7	9.24	(0.44)	6.09
BNC Bancorp	KeySource Financial Inc.	NC	12/21/11	12.2	14.4	60	60	(5.0)	NA	205.8	10.86	0.18	7.36
Sandy Spring Bancorp Inc.	CommerceFirst Bancorp Inc.	MD	12/20/11	25.4	16.4	107	107	1.1	79.8	204.8	11.60	0.90	5.33
First Farmers Financial Corp	First Citizens of Paris Inc.	IL	12/14/11	16.9	49.0	101	NA	(1.1)	NA	218.6	10.13	0.33	5.89
Bitterroot Holding Co.	Ravalli County Bankshares Inc.	MT	10/12/11	18.1	NM	89	89	(1.7)	NA	187.0	10.92	0.10	8.66
SKBHC Holdings LLC	Viking Fncl. Services Corp.	WA	09/08/11	7.2	NM	68	68	(1.0)	NA	405.1	2.62	(1.91)	11.61
Investors Bancorp Inc. (MHC)	BFS Bancorp MHC	NY	08/16/11	10.3	NM	25	25	(9.5)	NA	469.9	8.67	(1.58)	24.93
Wintrust Financial Corp.	Elgin State Bancorp Inc.	IL	07/25/11	15.5	NM	92	92	(0.6)	NA	288.3	6.44	0.02	6.41
Security Star Bancshares Inc.	Bank of Texas Bcshs Inc.	TX	07/22/11	5.1	NM	113	113	1.7	NA	50.0	9.15	(2.06)	5.71
First Foundation Inc.	Desert Commercial Bank	CA	06/29/11	20.1	NM	126	126	4.8	NA	153.0	10.40	(1.01)	5.98
SCJ Inc.	Santa Lucia Bancorp	CA	06/24/11	3.5	NM	21	21	(2.0)	(31.4)	246.3	1.32	(0.56)	10.68
PNC Financial Services Group	RBC Bank (USA)	NC	06/19/11	3,450.0	NM	87	97	(0.5)	NA	27,375.5	13.14	(0.86)	6.80
First Carolina Finl Svcs Inc.	First Carolina State Bank	NC	06/17/11	1.4	NM	64	64	(1.0)	NM	99.2	2.27	(3.23)	9.38
First Carolina Finl Svcs Inc.	Pisgah Community Bank	NC	06/17/11	0.4	NM	39	39	(1.7)	NM	37.3	2.73	(15.93)	16.81
SKBHC Holdings LLC	Sunrise Bank	CA	06/09/11	18.5	NM	92	92	(1.0)	NM	232.0	8.67	0.95	6.07
First PacTrust Bancorp Inc.	Gateway Bancorp	CA	06/03/11	17.0	NM	57	58	(11.4)	NA	187.1	14.89	(1.83)	8.10
SKBHC Holdings LLC	Bank of the Northwest	WA	05/24/11	16.8	NM	111	111	1.5	NM	146.4	10.38	0.22	5.72
First General Bank	Golden Security Bancorp	CA	05/19/11	4.4	NM	47	47	(4.6)	NA	139.7	6.68	(1.19)	10.15
Adam Bank Group Inc.	Brazos Valley Bk	TX	05/18/11	13.5	NM	114	114	2.0	NA	123.3	9.59	0.33	5.43
Golden Oak Bancshares, Inc	Park Bank	WI	05/18/11	6.3	21.0	123	123	4.6	NA	43.6	14.45	0.82	5.17
North American Fini Hldgs Inc	Green Bankshares Inc	TN	05/05/11	9.9	NM	8	8	(7.6)	NA	2,406.0	2.89	(3.21)	10.77
Banco do Brasil S.A.	EuroBank	FL	04/06/11	6.0	NM	109	109	1.3	NA	102.1	5.39	(3.47)	12.39
First Bank Lubbock Bcshs Inc.	Jefferson Bank	TX	04/03/11	11.0	NM	92	92	(1.1)	NA	204.9	5.83	(0.91)	10.55
Alton Bancshares Inc.	First Cmnty Bk of the Ozarks	MO	03/30/11	3.0	NM	60	60	(2.4)	NA	96.6	5.10	(2.18)	7.01
Park Sterling Corporation	Community Capital Corp.	SC	03/30/11	32.3	NM	68	70	(3.2)	19.0	655.9	7.05	(0.75)	6.62
Embarcadero Bank	Coronado First Bank	CA	03/22/11	9.3	NM	100	100	(0.0)	57.2	83.2	11.21	(0.12)	7.45
Opus Bank	Cascade Financial Corp.	WA	03/03/11	21.8	NM	26	27	(3.4)	(22.4)	1,498.3	1.39	(4.27)	9.76
Piedmont Crnrrty Bk Hldgs Inc	Crescent Financial Corp.	NC	02/23/11	30.6	NM	44	44	NA	NA	973.0	5.65	(1.00)	5.51
IBERIABANK Corp.	Omni Bancshares Inc.	LA	02/21/11	40.0	NM	121	121	1.4	NA	745.9	4.42	(0.04)	8.71
Sequatchie Valley Bancshares	Citizens Bank of Spencer	TN	02/17/11	1.1	NM	64	64	(2.0)	NA	44.1	3.75	(2.71)	5.55
CBM Florida Holding Co.	First Community Bk of America	FL	02/10/11	10.0	NM	37	37	(5.5)	NA	470.6	5.74	(3.48)	9.75

(1)	Includes nationwide bank and thrift transactions with announced deal values where target NPAs/assets are greater than 5.0% since January 1, 2011 (31 transactions)
(2)	Seller financial information as of the period prior to transaction announcement
Source:	SNL Financial

Summary of Comparable Transaction Metrics

	Flatbush/ Northfield	Median Nationwide	Median Mid-Atlantic	Median >5% NPAs/ Assets
Transaction value/LTM earnings per share	NM	18.8x	17.6x	21.0x
Transaction value/Book value per share (1)	92%	111%	102%	69%
Transaction value/Tangible book value per share (1)	92	111	106	69
Transaction value/Fully-converted tangible book value per share (1),(2)	79	NA	NA	NA
Tangible book premium/Core deposits (2),(3)	(1.9)	1.6	0.7	(1.1)
Market premium (4)	115	53	62	19

(1)	Book values adjusted for $4.9 million after-tax gain related to the Main Office Sale in January 2012.
(2)	Assumes a fully-converted tangible book value per current minority share of $8.18, based on closing price of Flatbush Bancorp’s common stock at March 12, 2012 of $3.02.
(3)	Core deposits (defined as total deposits less time deposits > $100,000) of $79.9 million.
(4)	Based upon the closing price of Flatbush Bancorp’s common stock on March 12, 2012 of $3.02.

Discounted Cash Flow and Terminal Value Analysis. Sandler O'Neill performed an analysis that estimated the present value of the estimated after-tax cash flows of Flatbush Bancorp assuming that Flatbush Bancorp performed in accordance with the financial projections for the years ended December 31, 2012 through 2014 provided by Flatbush Bancorp’s management. The analysis assumed that Flatbush Bancorp did not pay any cash dividends or repurchase any shares during the period. To approximate the terminal value of Flatbush Bancorp’s common stock at December 31, 2014, Sandler O’Neill applied price to earnings multiples ranging from 10.0x to 30.0x, chosen to reflect a range of trading multiples of institutions comparable in structure and size to Flatbush. The terminal values were then discounted to present values using discount rates ranging from 11.0% to 17.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Flatbush Bancorp’s common stock. In addition, the terminal value of Flatbush Bancorp common stock at December 31, 2014 was calculated by applying price to tangible book value multiples ranging from 40% to 115%. As illustrated in the following tables, this analysis indicated an imputed range of values per share for Flatbush Bancorp common stock of $0.93 to $3.25 when applying price to earnings multiples and $1.64 to $5.81 when applying tangible book value multiples.

	Earnings Per Share Multiples

Discount Rate	10.0x	14.0x	18.0x	22.0x	26.0x	30.0x
11.0%	$1.08	$1.52	$1.95	$2.38	$2.82	$3.25
12.0%	$1.05	$1.48	$1.90	$2.32	$2.74	$3.16
13.0%	$1.03	$1.44	$1.85	$2.26	$2.67	$3.08
14.0%	$1.00	$1.40	$1.80	$2.20	$2.60	$3.00
15.0%	$0.97	$1.36	$1.75	$2.14	$2.53	$2.92
16.0%	$0.95	$1.33	$1.71	$2.09	$2.47	$2.85
17.0%	$0.93	$1.30	$1.67	$2.04	$2.41	$2.78

	Tangible Book Value Multiples

Discount Rate	40%	55%	70%	85%	100%	115%
11.0%	$2.02	$2.78	$3.54	$4.30	$5.06	$5.81
12.0%	$1.95	$2.68	$3.41	$4.15	$4.88	$5.61
13.0%	$1.88	$2.59	$3.30	$4.00	$4.71	$5.41
14.0%	$1.82	$2.50	$3.18	$3.86	$4.54	$5.23
15.0%	$1.76	$2.41	$3.07	$3.73	$4.39	$5.05
16.0%	$1.70	$2.33	$2.97	$3.60	$4.24	$4.87
17.0%	$1.64	$2.25	$2.87	$3.48	$4.10	$4.71
Sandler O’Neill also performed an analysis that estimated the future stream of after-tax cash flows of Northfield Bancorp assuming that Northfield Bancorp performed in accordance with earnings per share estimates and projected long term growth rates reviewed with Northfield Bancorp’s management. The analysis also assumed that Northfield Bancorp’s cash dividend remained at $0.24 annually through 2015 and that Northfield Bancorp repurchased 10% of minority shares outstanding per year based on discussions with Northfield’s management. To approximate the terminal value of Northfield Bancorp’s common stock at December 31, 2015, Sandler O’Neill applied price to earnings multiples ranging from 10.0x to 25.0x. The dividend income streams and terminal values were then discounted to present values using discount rates ranging from 8.0% to 14.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Northfield Bancorp’s common stock. In addition, the terminal value of Northfield Bancorp’s common stock at December 31, 2015 was calculated by applying price to tangible book value multiples ranging from 120% to 170%. As illustrated in the following tables, this analysis indicated an imputed range of values per share for Northfield Bancorp’s common stock of $3.32 to $9.88 when applying the price to earnings multiples and $7.27 to $12.77 when applying tangible book value multiples.

	Earnings Per Share Multiples

Discount Rate	10.0x	13.0x	16.0x	19.0x	22.0x	25.0x
8.0%	$4.14	$5.29	$6.43	$7.58	$8.73	$9.88
9.0%	$3.99	$5.09	$6.19	$7.30	$8.40	$9.50
10.0%	$3.84	$4.90	$5.96	$7.02	$8.08	$9.15
11.0%	$3.70	$4.72	$5.74	$6.76	$7.78	$8.81
12.0%	$3.57	$4.55	$5.53	$6.52	$7.50	$8.48
13.0%	$3.44	$4.39	$5.33	$6.28	$7.23	$8.17
14.0%	$3.32	$4.23	$5.14	$6.05	$6.97	$7.88

	Tangible Book Value Multiples

Discount Rate	120%	130%	140%	150%	160%	170%
8.0%	$9.11	$9.84	$10.57	$11.30	$12.04	$12.77
9.0%	$8.76	$9.47	$10.17	$10.88	$11.58	$12.28
10.0%	$8.44	$9.11	$9.79	$10.47	$11.14	$11.82
11.0%	$8.12	$8.77	$9.43	$10.08	$10.73	$11.38
12.0%	$7.82	$8.45	$9.08	$9.71	$10.33	$10.96
13.0%	$7.54	$8.14	$8.75	$9.35	$9.95	$10.56
14.0%	$7.27	$7.85	$8.43	$9.01	$9.59	$10.18

Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results. Sandler O’Neill considered and discussed with the Flatbush Bancorp board of directors how its analysis would be affected by changes in the underlying assumptions, including variations with respect to net income, noting that each of Flatbush Bancorp and Northfield Bancorp would likely continue to be valued based primarily on their tangible book values rather than on their earnings streams over the periods covered by the analysis.

Pro Forma Merger Analysis. Sandler O'Neill analyzed certain potential pro forma effects of the merger, assuming each party performed in accordance with the earnings estimates discussed above and the following additional assumptions: (1) the merger closes on September 30, 2012; (2) all of the currently outstanding shares of Flatbush Bancorp would be exchanged for shares of Northfield Bancorp common stock at an exchange ratio of 0.4748; (3) all outstanding options to purchase shares of Flatbush Bancorp common stock would be cancelled without payment of any consideration; (4) Northfield Bancorp would be able to achieve cost savings of approximately 32% of Flatbush Bancorp’s projected operating expense base, all of which would be realized commencing in the first full year of combined operations based on discussions with Northfield’s financial advisor; (5) pre-tax transaction costs and expenses would total approximately $4.1 million; (6) a core deposit intangible of approximately 2.0% of core non-time deposits, to be amortized ratably over 10 years; (7) various other purchase accounting adjustments; and (8) a 1.0% opportunity cost of cash. Based upon these assumptions, Sandler O’Neill’s analysis indicated that the merger would be approximately 5.5% accretive to Northfield Bancorp’s 2013 estimated earnings per share and approximately 1.3% accretive to Northfield Bancorp’s tangible book value per share upon the closing of the transaction. The analysis also indicated that Northfield Bancorp’s tangible common equity to total assets ratio at closing would be approximately 16%. Sandler O’Neill noted that the assumptions used in their analysis were necessarily preliminary and that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship. Sandler O’Neill acted as Flatbush Bancorp’s financial advisor in connection with the merger and will receive a fee for its services. Flatbush Bancorp has paid Sandler O’Neill a non-refundable retainer of $10,000, which will be credited against that portion of their fee due upon closing of the merger. In addition, Flatbush Bancorp has agreed to pay Sandler O’Neill a transaction fee of 1.1% of the value of the merger consideration, or approximately $196,000 based on the indicated transaction value of $6.50 per share of Flatbush Bancorp common stock, of which $140,000 was paid upon the signing of the merger agreement and the remainder of which is contingent upon completion of the merger. Flatbush MHC has also engaged Sandler O’Neill as records management agent in connection with Flatbush MHC’s solicitation of its members’ approval of the merger at a special meeting of members, for which Sandler O’Neill will receive a fee of $7,500. Flatbush Bancorp and Flatbush MHC have also agreed to indemnify Sandler O’Neill against certain liabilities arising out of its engagement and to reimburse Sandler O’Neill for certain of its reasonable out-of-pocket expenses.

Sandler O’Neill has, in the past, provided certain investment banking services to Flatbush Bancorp and has received compensation for such services. Sandler O’Neill has also in the past provided certain investment banking services to Northfield Bancorp and has received compensation for such services and may provide, and receive compensation for, such services in the future, including during the pendency of the merger. However, in connection with the acquisition of Flatbush Bancorp, Sandler O’Neill represented Flatbush Bancorp and not Northfield Bancorp, and Northfield Bancorp was represented by an independent, nationally recognized advisory firm not affiliated with Sandler O’Neill. During the past two years, Sandler O’Neill has acted as Northfield Bancorp’s financial advisor in connection with its Federal Deposit Insurance Corporation-assisted acquisition of substantially all of the assets and assumption of all of the deposits of First State Bank, for which Sandler O’Neill received a fee of $125,000, and has also been engaged as records management agent and marketing agent and joint book-running manager in connection with Northfield MHC’s proposed second-step transaction. In the ordinary course of its business as a broker/dealer, Sandler O’Neill may purchase securities from and sell securities to Flatbush Bancorp and Northfield Bancorp and their affiliates. Sandler O’Neill may also actively trade the equity securities of Flatbush Bancorp and Northfield Bancorp or their affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Consideration to be Received in the Mid-Tier Merger

When the Mid-Tier Merger becomes effective, each share of Flatbush Bancorp common stock issued and outstanding immediately before the completion of the Mid-Tier Merger will automatically be converted into the right to receive 0.4748 shares of Northfield Bancorp common stock. The merger consideration is subject to adjustment if Flatbush Bancorp’s “Adjusted Stockholders Equity” (as defined below) as of the last day of the month prior to the month in which the closing of the Mid-Tier Merger is expected to occur (the “Measurement Date”) is less than $18,275,000. In such case, the exchange ratio shall be decreased by an amount equal to ((x) the difference between $18,275,000 and the Adjusted Stockholders’ Equity as of the measurement date divided by (y) the number of outstanding shares of common stock of Flatbush Bancorp as of the closing of the Mid-Tier Merger), divided by $13.69 (rounded to the nearest ten-thousandth). “Adjusted Stockholders’ Equity” shall mean the consolidated stockholders’ equity of Flatbush Bancorp, calculated in accordance with accounting principles generally accepted in the United States of America, adjusted to:

(i)	exclude the effect of the payment or accrual of all customary fees and expenses directly related to the Merger Agreement and the transactions contemplated thereby, calculated on a tax-effected basis where appropriate; and

(ii)	add any effects from accumulated other comprehensive income back to equity.

Transaction expenses that may be excluded from the calculation of Adjusted Stockholders’ Equity include fees and expenses of legal counsel and financial advisors for services rendered in connection with the Merger Agreement, payments made with respect to the termination of any existing data processing or other services contract, expenses incurred in connection with holding the Flatbush Bancorp special meeting and the Flatbush MHC members meeting, any payments or accruals with respect to termination of any officers or employees at or after the closing of the Mid-Tier Merger, and any expenses related to actions taken at the request of Northfield Bancorp. Adjusted Stockholders’ Equity shall be calculated by Flatbush Bancorp as of the close of business on the applicable measurement date, using reasonable estimates of revenues and expenses where actual amounts are not available. Such calculation shall be subject to verification by Northfield Bancorp before the closing of the Mid-Tier Merger.

As of June 30, 2012, Flatbush Bancorp’s stockholders’ equity was $18,840,300, which reflects the payment of certain transaction expenses in connection with the Mergers. These expenses were approximately $600,000 as of June 30, 2012.

The merger consideration of 0.4748 of a share of Northfield Bancorp’s common stock for every share of Flatbush Bancorp’s common stock was calculated to provide a value of $6.50 per share of Flatbush Bancorp’s common stock based upon the average closing price of Northfield Bancorp common stock for the 10-day period ending March 12, 2012 of $13.69. The value of the merger consideration may increase or decrease both prior to and following the completion of the Mid-Tier Merger depending on the trading price of Northfield Bancorp’s common stock.

In the event Northfield Bancorp changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of its common stock issued and outstanding prior to the closing of the Mid-Tier Merger as a result of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction with respect to the outstanding common stock and the record date therefor is prior to the closing, the merger consideration shall be proportionately and appropriately adjusted.

Northfield Bancorp has further agreed to adjust the exchange ratio in the event it merges with another company prior to the closing of the Mid-Tier Merger and is not the surviving entity in the merger. See “—Conduct of Business Before the Mergers.”

Flatbush Bancorp shareholders will not receive fractional shares of Northfield Bancorp common stock. Instead, Flatbush Bancorp shareholders will receive a cash payment for any fractional shares in an amount equal to the product of (i) the fraction of a share of Northfield Bancorp common stock to which such shareholder would otherwise have been entitled, multiplied by (ii) the average of the daily closing sales price of a share of Northfield Bancorp common stock for the five consecutive trading days immediately preceding the closing date of the Mid-Tier Merger.

Treatment of Flatbush Bancorp Stock Options

At the effective time of the Mid-Tier Merger, each option to purchase shares of Flatbush Bancorp common stock granted under Flatbush Bancorp’s 2004 Stock-based Incentive Plan that is outstanding, whether or not vested or exercisable,will be canceled, and in lieu thereof the holders of such options will be paid, in cash, an amount equal to the product of (i) the number of shares of Flatbush Bancorp common stock subject to such option at the closing of the Mid-Tier Merger and (ii) an amount equal to the excess of $6.50 over the exercise price per share of such option, net of any cash which must be withheld under federal and state income and employment tax requirements. With respect to any Flatbush Bancorp stock options for which the exercise price is $6.50 or more, Flatbush Bancorp’s board of directors will adopt such resolutions or take such other actions as are required to provide for the cancellation of all such options, whether or not vested, as of the closing of the Mid-tier Merger, without any payment made in exchange therefor.

Surrender of Stock Certificates

No later than five business days after the completion of the Mid-Tier Merger, the exchange agent will mail to Flatbush Bancorp shareholders instructions for the exchange of their Flatbush Bancorp common stock certificates for the merger consideration. Until Flatbush Bancorp shareholders surrender their Flatbush Bancorp stock certificates for exchange after completion of the Mid-Tier Merger, Flatbush Bancorp shareholders will not be paid dividends or other distributions declared after the Mid-Tier Merger with respect to any Northfield Bancorp common stock into which their Flatbush Bancorp shares have been converted. When Flatbush Bancorp shareholders surrender their Flatbush Bancorp stock certificates, Northfield Bancorp will pay any unpaid dividends or other distributions, without interest. After the completion of the Mid-Tier Merger, there will be no further transfers of Flatbush Bancorp common stock. Flatbush Bancorp stock certificates presented for transfer after the completion of the Mid-Tier Merger will be canceled and exchanged for the merger consideration.

If their Flatbush Bancorp stock certificates have been either lost, stolen or destroyed, Flatbush Bancorp shareholders will have to prove their ownership of these certificates and that they were lost, stolen or destroyed before they receive any consideration for their shares. The letter of transmittal will include instructions on how to provide evidence of ownership. If required by Northfield Bancorp or the exchange agent, the stockholder will be required to post a bond in such amount as the exchange agent may reasonably direct as indemnity against any claim that may be made against it with respect to such lost, stolen or destroyed stock certificate.

Accounting Treatment of the Mergers

In accordance with U.S. generally accepted accounting principles, the Mergers will be accounted for using the acquisition method. The result of this is that the recorded assets and liabilities of Northfield Bancorp will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and that the assets and liabilities of Flatbush Bancorp will be adjusted to their estimated fair value at the closing of the Mergers. In addition, all identified intangibles will be recorded at estimated fair value and included as part of the net assets acquired. To the extent that the purchase price exceeds the fair value of the net assets including identifiable intangibles of Flatbush Bancorp at the closing date, that amount will be reported as goodwill. To the extent that the purchase price does not exceed the fair value of the net assets including identifiable intangibles of Flatbush Bancorp at the closing date, that amount will be reported as a bargain purchase gain. In accordance with U.S. generally accepted accounting principles, goodwill will not be amortized but will be evaluated for impairment annually. Identified intangibles will be amortized over their estimated lives. Further, U.S. generally accepted accounting principles results in the operating results of Flatbush Bancorp being included in the operating results of Northfield Bancorp beginning from the date of completion of the Mid-Tier Merger.

Material Tax Consequences of the Mergers

General. The following summary discusses the material anticipated U.S. federal income tax consequences of the Mergers applicable to a holder of shares of Flatbush Bancorp common stock who surrenders all of the shareholder’s common stock for shares of Northfield Bancorp common stock in the Mid-Tier Merger. This discussion is based upon the Internal Revenue Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service, and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. residents and citizens who hold their shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion does not cover all U.S. federal income tax consequences of the Mergers and related transactions that may be relevant to holders of shares of Flatbush Bancorp common stock.

This discussion also does not address all of the tax consequences that may be relevant to a particular person or the tax consequences that may be relevant to persons subject to special treatment under U.S. federal income tax laws (including, among others, tax-exempt organizations, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons who hold their shares of Flatbush Bancorp common stock as part of a hedge, straddle, constructive sale or conversion transaction, persons whose functional currency is not the U.S. dollar, persons that are, or hold their shares of Flatbush Bancorp common stock through, partnerships or other pass-through entities, or persons who acquired their shares of Flatbush Bancorp common stock through the exercise of an employee stock option or otherwise as compensation). In addition, this discussion does not address any aspects of state, local, non-U.S. taxation or U.S. federal taxation other than income taxation. No ruling has been requested from the Internal Revenue Service regarding the U.S. federal income tax consequences of the Mergers. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the U.S. federal income tax consequences set forth below.

Flatbush Bancorp shareholders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the Mergers, as well as the effects of state, local, non-U.S. tax laws and U.S. tax laws other than income tax laws.

Opinion Conditions. It is a condition to the obligations of Northfield Bancorp and Flatbush Bancorp that each receive an opinion of counsel to the effect that the Mergers will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code. Northfield Bancorp and Flatbush Bancorp both expect to be able to obtain the tax opinions if, as expected:

•	Northfield Bancorp and Flatbush Bancorp are able to deliver customary representations to Northfield Bancorp’s and Flatbush Bancorp’s respective tax counsel; and

•	there is no adverse change in U.S. federal income tax law.

Although the Merger Agreement allows both Northfield Bancorp and Flatbush Bancorp to waive the condition that tax opinions be delivered by counsel, neither party currently anticipates doing so. However, if this condition were waived, Flatbush Bancorp would re-solicit the approval of its shareholders before completing the Mid-Tier Merger.

In addition, in connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, Luse Gorman Pomerenk & Schick, P.C., Washington, DC, counsel to Northfield Bancorp, has delivered its opinion to Northfield Bancorp that the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. This opinion has been filed as Exhibit 8.1 to the registration statement. Such opinion has been rendered on the basis of facts, representations and assumptions set forth or referred to in such opinion and factual representations contained in certificates of officers of Northfield Bancorp and Flatbush Bancorp, all of which must continue to be true and accurate in all material respects as of the effective time of the Mergers.

If any of the representations or assumptions upon which the opinion is based are inconsistent with the actual facts, the tax consequences of the Mergers could be adversely affected. The determination by tax counsel as to whether the proposed Mergers will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code will depend upon the facts and law existing at the effective time of the proposed Mergers.

As noted earlier, Northfield has expressed an intention to convert its mutual holding company to a fully-converted stock holding company in a so-called second-step conversion. The Northfield MHC adopted a Plan of Conversion and Reorganization of Northfield Bancorp, MHC almost three months after it entered into the Merger Agreement with Flatbush. Assuming the second-step conversion of Northfield MHC receives regulatory approval and is also approved by the Northfield MHC members and Northfield Bancorp’s shareholders, it is likely to close two to three months following the merger of the Flatbush entities with and into the Northfield entities. In such case, the MHC Merger is likely to fail the continuity of business enterprise test set forth in the Treasury Regulations under Section 1.368-2(k), which indicate that the transfer of stock and/or assets received in a merger can be transferred to other corporations that are members of a “qualified group of corporations” (as defined in the regulations) but only if certain conditions are satisfied, including that the transferee corporation be controlled by the transferring corporation and that the transferring corporation not be liquidated or eliminated in connection with the transfer. Because Northfield MHC would merge into Northfield Bancorp in the second step and its corporate existence would be eliminated and because Northfield Bancorp is not an 80% subsidiary of Northfield MHC, it would not satisfy the regulatory requirements. If these requirements are not satisfied, the regulations indicate that the step transaction may be implicated. It is possible that the Internal Revenue Service could conclude that the judicial “step transaction doctrine” would apply to cause the acquisition of Flatbush by Northfield and the second-step conversion of Northfield MHC into a fully-converted stock holding company to be considered a part of one integrated plan for tax purposes. If the Internal Revenue Service were to take this position, the Internal Revenue Service may not respect the independent characterization, for tax purposes, of the two transactions, and may ascribe a potentially different tax effect to the combined transaction. We believe that the acquisition of Flatbush by Northfield should not be stepped together and considered integrated parts of a single transaction for tax purposes because each of the Flatbush acquisition and the second-step transaction have independent economic significance, neither is dependent on or conditioned on the other in order to be consummated, and the second-step conversion of Northfield MHC was approved by the board of directors of Northfield MHC almost three months following the execution of the merger agreement among the Flatbush and Northfield parties. In the section of this merger proxy-prospectus entitled “Mutual-To-Stock Conversion of Northfield MHC,” Northfield has indicated:

Under current federal regulation and policy, the Mergers cannot be consummated after the completion of the conversion and stock offering. Accordingly, Northfield does not expect to commence the stock offering until the Mergers are completed or the Merger Agreement is terminated. However, completion of the Mergers is not a condition to conducting the conversion and stock offering, and the conversion and stock offering may be completed if the Mergers are not consummated. Conversely, the Mergers can be completed without Northfield MHC and Northfield Bancorp completing the conversion and the stock offering, as Northfield Bancorp may determine, at any time, not to proceed with the conversion and stock offering, or may be unable to complete the conversion and stock offering.

If the Internal Revenue Service took the position that the Mergers should be considered an integrated part of a single transaction with the second-step conversion of Northfield MHC, we believe that it is more likely than not to conclude that the substance of the transaction is the merger of Flatbush MHC and Northfield MHC with and into New Northfield in a tax-free transaction under Section 368(a)(1)(A) of the Internal Revenue Code.

The following discussion assumes that the Mergers will constitute one or more “reorganizations” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code.

No gain or loss will be recognized by a Flatbush Bancorp shareholder who receives shares of Northfield Bancorp common stock (except for cash received in lieu of fractional shares, as discussed below) in exchange for all of his or her shares of Flatbush Bancorp common stock. The tax basis of the shares of Northfield Bancorp common stock received by a Flatbush Bancorp shareholder in such exchange will be equal (except for the basis attributable to any fractional shares of Northfield Bancorp common stock, as discussed below) to the basis of the Flatbush Bancorp common stock surrendered in exchange for the Northfield Bancorp common stock. If a Flatbush Bancorp shareholder purchased or acquired Flatbush Bancorp common stock on different dates or at different prices, then solely for purposes of determining the basis of the Northfield Bancorp common stock received in the Mid-Tier Merger, such shareholder may designate which share of Northfield Bancorp common stock is received in exchange for each particular share of Flatbush Bancorp common stock. The designation must be made on or before the date on which the Northfield Bancorp common stock is received. For shares held through a broker, the designation is made by giving written notice to the broker. For shares held in certificate form by the shareholder, the designation is made by a written designation in the shareholder’s records. The holding period of the Northfield Bancorp common stock received will include the holding period of shares of Flatbush Bancorp common stock surrendered in exchange for the Northfield Bancorp common stock, provided that such shares were held as capital assets of the Flatbush Bancorp shareholder at the effective time of the Mid-Tier Merger.

Cash in Lieu of Fractional Shares. A Flatbush Bancorp shareholder who holds Flatbush Bancorp common stock as a capital asset and who receives in the Mid-Tier Merger, in exchange for such stock, solely Northfield Bancorp common stock and cash in lieu of a fractional share interest in Northfield Bancorp common stock will be treated as having received such cash in full payment for such fractional share of stock and as capital gain or loss, notwithstanding the dividend rules discussed above.

Backup Withholding. Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the exchange agent shall be required to withhold, and will withhold, 28% of any cash payments to which a Flatbush Bancorp shareholder is entitled pursuant to the Mid-Tier Merger, unless the Flatbush Bancorp shareholder signs the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the Flatbush Bancorp shareholder’s taxpayer identification number, and certification necessary to avoid backup withholding.

Tax Treatment of the Entities. No gain or loss will be recognized by Northfield or Flatbush as a result of the Mergers.

Regulatory Matters Relating to the Mergers

Completion of the Mergers is subject to the receipt of all required approvals and consents from regulatory authorities, and the expiration of any applicable statutory waiting periods, without any term or condition that would have a material adverse effect on Northfield Bancorp. Northfield Bancorp and Flatbush Bancorp have agreed to use their reasonable best efforts to obtain all the required regulatory approvals. These include approval from the various federal and state regulatory authorities. Applications for such approvals were filed in May 2012.

The Mid-Tier Merger and the MHC Merger, as well as the acquisition by Northfield MHC and Northfield Bancorp of Flatbush Federal Savings, require the approval of the Federal Reserve Board. In evaluating whether to grant such approval, the Federal Reserve Board considers such factors as the financial and managerial resources and future prospects of the holding companies and institutions involved, the effect of the acquisition on the acquired institution, the insurance risk to the deposit insurance fund, the convenience and needs of the communities served and competitive factors. The issuance of shares of common stock by Northfield Bancorp to Flatbush Bancorp shareholders as merger consideration also requires the approval of the Federal Reserve Board as an issuance of shares of common stock by a subsidiary of a mutual holding company to persons other than the mutual holding company parent.

The Bank Merger is subject to the approval by the Office of the Comptroller of the Currency under the Bank Merger Act. In granting its approval under the Bank Merger Act, the Office of the Comptroller of the Currency must consider the financial and managerial resources and future prospects of the existing and resulting institutions and the convenience and needs of the communities to be served.

In addition, a period of 15 to 30 days must expire following approval by the Office of the Comptroller of the Currency before completion of the Mergers is allowed, within which period the United States Department of Justice may file objections to the Mergers under the federal antitrust laws. While Northfield Bancorp and Flatbush Bancorp believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the Mergers, or that the Attorney General of the State of New York will not challenge the Mergers, or if any proceeding is instituted or challenge is made, as to the result of the challenge.

The Mergers cannot proceed in the absence of the requisite regulatory approvals. See “Description of the Mergers—Conditions to Completing the Mergers” and “—Terminating the Merger Agreement.” There can be no assurance that the requisite regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any approval. There can also be no assurance that any regulatory approvals will not contain a condition or requirement that causes the approvals to fail to satisfy one or more conditions set forth in the Merger Agreement and described under “Description of the Mergers—Conditions to Completing the Mergers.”

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the Mergers from the standpoint of the adequacy of the exchange ratio for converting Flatbush Bancorp common stock to Northfield Bancorp common stock. Furthermore, regulatory approvals do not constitute an endorsement or recommendation with respect to the Mergers.

Agreement with the Office of the Comptroller of the Currency

Effective April 12, 2012, Flatbush Federal Savings entered into an agreement with the Office of the Comptroller of the Currency. The agreement provides, among other things, that within specified time frames:

•

Flatbush Federal Savings must conduct a review and assess the qualifications of its senior executive officers and board members, and shall give notice to the Office of the Comptroller of the Currency prior to appointing any new senior executive officer or director;

•	Flatbush Federal Savings must submit for review and non-objection by the Office of the Comptroller of the Currency a three-year written capital plan;

•

Flatbush Federal Savings must submit for review and non-objection by the Office of the Comptroller of the Currency a three-year business plan, including a projection of major balance sheet and income statement items;

•	Flatbush Federal Savings must establish credit risk management practices that ensure effective credit administration, portfolio management and monitoring, and risk mitigation;

•	Flatbush Federal Savings must review the adequacy of its allowance for loan and lease losses and establish a program for the maintenance of an adequate allowance;

•

Flatbush Federal Savings may not invest in corporate securities without first developing and implementing Office of the Comptroller of the Currency-approved policies and procedures to monitor and control such activity;

•	Flatbush Federal Savings must adopt, implement and comply with a written consumer compliance program; and

•

Flatbush Federal Savings will not be permitted to enter into, renew, extend or revise any contractual arrangement relating to compensation or benefits for any senior executive officers or directors, unless it provides prior written notice of the proposed transaction to the Office of the Comptroller of the Currency.

It is a condition to closing the Mergers that either the agreement with the Office of the Comptroller of the Currency is terminated or the Office of the Comptroller of the Currency agrees to terminate the agreement contemporaneously with the closing of the Mergers. See “—Conditions to Completing the Mergers.”

Litigation Related to the Mergers

On March 26, 2012, a Flatbush Bancorp shareholder filed a putative class action lawsuit on behalf of Flatbush Bancorp shareholders in the Supreme Court of the State of New York, County of Kings, against Flatbush Bancorp, Flatbush MHC, each member of the Flatbush Bancorp board of directors and Northfield Bancorp and Northfield MHC. The complaint was amended June 28, 2012. The case is captioned Robert H. Elburn et. al. v. Jesus R. Adia, D. John Antoniello, Patricia A. McKinley Scanlan, Alfred S. Pantaleone, Charles J. Vorbach, Michael J. Lincks, Flatbush Federal Bancorp, Inc., Flatbush Federal Bancorp, MHC, Northfield Bancorp, Inc. and Northfield Bancorp, MHC. The amended complaint alleges, among other things, that the Flatbush Bancorp board of directors breached its fiduciary duties by agreeing to inadequate consideration, engaging in a process that involved conflicts of interest and by failing to disclose certain material facts to Flatbush Bancorp shareholders in a registration statement filed with the Securities and Exchange Commission on June 15, 2012. The complaint also alleges that Flatbush Bancorp, Flatbush MHC, Northfield Bancorp and Northfield MHC aided and abetted the Flatbush Bancorp board of directors’ breaches of fiduciary duties.

The plaintiff seeks the following relief:

•	declaring the lawsuit to be a class action and certifying plaintiff as the class representative and his counsel as class counsel;

•	enjoining, preliminarily and permanently, the Mid-Tier Merger;

•	in the event the Mid-Tier Merger is consummated prior to the entry of the court’s final judgment, rescinding the Mid-Tier Merger or awarding plaintiff and the plaintiff class rescissory damages;

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directing that defendants account to plaintiff and the other members of the class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

•	awarding plaintiff the costs of the lawsuit, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

•	granting plaintiff and the other members of the plaintiff class such further relief as the court deems just and proper.

Flatbush Bancorp and Northfield Bancorp believe the amended complaint is without merit and intend to vigorously defend against the lawsuit.

Interests of Certain Persons in the Mergers that are Different from Yours

Share Ownership. On the record date for the Flatbush Bancorp special meeting, Flatbush Bancorp’s directors and officers beneficially owned, in the aggregate, 60,284 shares of Flatbush Bancorp’s common stock (not including shares that may be acquired upon the exercise of stock options), representing approximately 2.2% of the outstanding shares of Flatbush Bancorp common stock.

As described below, certain of Flatbush Bancorp’s officers and directors have interests in the Mergers that are in addition to, or different from, the interests of Flatbush Bancorp’s shareholders generally. Flatbush Bancorp’s board of directors was aware of these conflicts of interest and took them into account in approving the Mergers. These interests represent an aggregate amount of approximately $2.0 million and include the following agreements.

Cash Payment for Outstanding Options. Under the terms of the Merger Agreement, outstanding and unexercised Flatbush Bancorp stock options, whether or not vested, will be canceled, and in lieu thereof the holders of such options will be paid in cash an amount equal to the product of (i) the number of shares of Flatbush Bancorp common stock subject to such option at the closing of the Mid-Tier Merger and (ii) an amount equal to the excess of $6.50 over the exercise price per share of such option, net of any cash which must be withheld under federal and state income and employment tax requirements. With respect to any Flatbush Bancorp stock options for which the exercise price is $6.50 or more, Flatbush Bancorp’s board of directors will adopt such resolutions or take such other actions as are required to provide for the cancellation of all such options, whether or not vested, as of the closing of the Mid-tier Merger, without any payment made in exchange therefor. Neither Messrs. Adia or Lotardo, nor any of the non-employee directors, hold any stock options that have an exercise price less than $6.50.

Acceleration of Vesting of Restricted Stock Awards. Under the terms of the Merger Agreement, restricted stock awards that have not yet vested will become fully vested at the completion of the Mid-Tier Merger. Messrs. Adia and Lotardo have 1,393 and 887 shares of non-vested restricted stock, respectively, that will become vested as a result of the Mid-Tier Merger. Each director, other than Mr. Lincks, has 380 shares of restricted stock that will become vested as a result of the completion of the Mid-Tier Merger.

Employee Matters. Under the terms of the Merger Agreement, Northfield Bancorp will review all Flatbush Bancorp and Flatbush Federal Savings compensation and benefit plans to determine whether to terminate or continue such plans. Northfield has agreed to honor the terms of all employment, consulting and change in control agreements, if any. Set forth below are agreements to which Flatbush Federal Savings named executive officers are parties that are different than those available to other employees.

Employment Agreements. Messrs. Jesus R. Adia, the President and Chief Executive Officer, and John Lotardo, the Chief Financial Officer of Flatbush Bancorp and Flatbush Federal Savings, are each parties to three-year employment agreements with Flatbush Federal Savings. In the event of the occurrence of a change in control followed at any time during the term of the agreement by the termination of employment of the executive, whether due to the executive’s resignation for any reason or his dismissal, other than for cause (as defined in the agreement), or due to the executive’s retirement, death or disability, the executive will be entitled to a lump sum payment within thirty days of termination equal to three times the sum of his highest annual rate of base salary and highest rate of cash bonus awarded during the prior three years. In addition, the executive will be entitled to, at no cost to the executive, continued life insurance and non-taxable family medical and dental coverage substantially comparable, as reasonably or customarily available, to the coverage maintained for the executive prior to his termination. The employment agreements also provide that the benefit provided under the employment agreements, when aggregated with other benefits and payments to which the executives will be entitled as a result of a change in control, will be reduced, to the extent necessary, to avoid an excess parachute payment under Section 280G of the Internal Revenue Code.

Executive Supplemental Retirement Income Agreements. Each of Messrs. Adia and Lotardo are parties to Amended and Restated Executive Supplemental Retirement Income Agreements. Under these agreements, the executives are each entitled upon termination of employment after the normal retirement age of 65 to a supplemental retirement income benefit equal to 20% of the executive’s highest annual base salary over the consecutive 36-month period. In the event of the executive’s retirement on or after age 60, the executive is entitled to an early retirement benefit equal to 75% of the supplemental retirement income benefit, increased by 5% for each additional year of employment between after age 60 up to age 65. The executive is entitled to no benefit if his termination occurs prior to age 60, except as set forth in the agreements. However, in the event of the executive’s termination of employment within two years following a change in control, other than due to termination for cause (as defined in the agreements), the executive will be entitled to the full supplemental retirement income benefit as if the executive had terminated after age 65, and such benefit will be payable for the longer of 180 monthly installments or life. The Executive Supplemental Retirement Income Agreements do not require a cut-back in the event that the benefit payments under such agreements would result in excess parachute payments.

Northfield Bancorp and Northfield Bank have offered Mr. Adia employment and have asked Mr. Lotardo to provide consulting services for a six-month period following the completion of the Merger in order to facilitate a smooth transition and integration of Flatbush Federal Savings’ systems with Northfield Bank’s systems. In addition, Northfield Bank and Flatbush Federal Savings have determined that the Amended and Restated Executive Supplemental Retirement Income Agreements with Mr. Adia and Mr. Lotardo will be terminated and will be distributed in connection with the closing of the Merger. Mr. Lotardo and Northfield Bank have agreed that Mr. Lotardo will receive a benefit under the Amended and Restated Supplemental Retirement Income Agreement of approximately $351,033, which is the maximum amount he can receive without resulting in an excess parachute payment and incurring excise taxes under the Internal Revenue Code. Mr. Lotardo’s six-month consulting agreement will provide a fee of $100,000. Upon the completion of the six-month consulting period, Mr. Lotardo will also receive a bonus of $100,000, in consideration for which he will enter into a one-year non-competition agreement.

Mr. Adia will also receive his Amended and Restated Executive Supplemental Retirement Income Agreement benefit of approximately $587,889, paid in a lump sum at closing. In addition, Mr. Adia’s existing employment agreement will be terminated at closing, in exchange for a payment of approximately $369,702. Mr. Adia will enter into a new one-year employment agreement with Northfield Bank at his current salary level and will be entitled to a retention bonus of $100,000 at the end of the one-year period.

The following table sets forth the estimated severance benefits to Flatbush Bancorp’s named executive officers in connection with a change in control. This table does not include the value of benefits that the named executive officers are vested in without regard to the occurrence of a change in control. No payments will be made to former Senior Vice President and Chief Lending Officer Michelle Rizzotto, who left the employ of Flatbush Federal Savings effective September 5, 2012.

Executive	Cash($)(1)	Equity($)(2)	Pension/NQDC($)(3)	Perquisites/ Benefits($)	Other($)(4)	Total ($)
Jesus R. Adia	$369,072	$9,055	$587,889	$—	$100,000	$1,066,016
John Lotardo	$—	$5,766	$351,033	$—	$200,000	$556,799

(1)	The cash benefit shown with respect to Messrs. Adia represents the payment of a cash payment upon the termination of his employment agreement.
(2)	The amount in this column reflects the value received by Messrs. Adia and Lotardo upon the accelerated vesting of 1,393 and 887 shares of restricted stock, assuming a stock price of $6.50.
(3)	The amount in this column reflects the cash payment that will be made to Messrs. Adia and Lotardo in connection with the closing of the Merger upon the termination of their Executive Supplemental Retirement Income Agreements.
(4)	With respect to Mr. Adia, the amount in this column represents a retention bonus of $100,000, payable after the one year anniversary of his employment with Northfield Bank. With respect to Mr. Lotardo, the amount in this column represents the payment of $100,000 under a six-month consulting agreement with Northfield Bank and the payment of $100,000 upon the completion of his consulting agreement in connection with his entry into a one-year non-compete agreement.

Director Retirement Plan. The Flatbush Federal Savings directors are participants in an Amended and Restated Director Retirement Plan. The plan provides (i) non-employee directors who retire after five years of service on the Board and attain the age of 65 or (ii) non-employee directors who were formerly employee directors who retire after 18 months of service and attain the age of 65, with an annual retirement benefit equal to 60% of the director’s annual fees in the last year of service on the board plus 60% of the director’s annual retainer paid with respect to the last year of service on the board, payable in monthly installments for a period of 60 months. In the event of a change in control of Flatbush Federal Savings followed by the voluntary or involuntary termination of service of a director (other than for cause), the director will be entitled to the full retirement benefit, without regard to the director’s age or years of service. Only director Alfred S. Panteleone is fully vested in the retirement benefit. Directors D. John Antoniello, Charles J. Vorbach, Patricia A. McKinley Scanlan and Michael J. Lincks will vest in the director retirement benefit as a result of the change in control. The annual retirement benefit payable to directors Antoniello, Panteleone, Vorbach, McKinley Scanlan and Lincks is $15,960, $16,440, $17,400, $15,900 and $18,000, respectively.

Advisory Board. In accordance with the Merger Agreement, Northfield Bank will invite all non-employee members of the Flatbush board of directors as of the date of the Merger Agreement to serve as paid members of an advisory board of Northfield Bank. The function of the advisory board will be to advise Northfield Bank with respect to deposit and lending activities in Flatbush Federal Savings’ former market area and to maintain and develop customer relationships. Northfield Bank intends to maintain the advisory board for a period of no less than three years. Each member of the advisory board shall receive annual cash compensation of $10,000.

Indemnification. Pursuant to the Merger Agreement, Northfield Bancorp has agreed that, for a period of six years following the effective time of the Mid-Tier Merger, it will indemnify, defend and hold harmless each present and former officer or director of Flatbush Bancorp and its subsidiaries, including an individual who becomes an officer or director of Flatbush Bancorp or its subsidiaries prior to the closing of the Mid-Tier Merger, against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities, judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, based in whole or in part or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Flatbush Bancorp or any of its subsidiaries if such claim pertains to any matter of fact arising, existing or occurring at or before the closing of the Mid-Tier Merger (including, without limitation, the Mid-Tier Merger and other transactions contemplated by the Merger Agreement), regardless of whether such claim is asserted or claimed before or after the effective time of the Mid-Tier Merger.

Directors’ and Officers’ Insurance. Northfield Bancorp has further agreed, for a period of six years after the effective time of the Mid-Tier Merger, to maintain, or to cause Northfield Bank to maintain, the current directors’ and officers’ liability insurance policies covering the officers and directors of Flatbush Bancorp (provided, that Northfield Bancorp may substitute policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the effective time of the Mid-Tier Merger. Northfield Bancorp is not required to spend, in the aggregate, more than 200% of the annual premiums currently paid by Flatbush Bancorp for its insurance coverage.

Employee Matters

Northfield Bancorp will review all Flatbush Bancorp compensation and benefit plans to determine whether to terminate or continue such plans. In the event employee compensation and/or benefits as currently provided by Flatbush are changed or terminated by Northfield Bancorp, in whole or in part, Northfield Bancorp shall provide continuing employees with compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated employees of Northfield as of the date any such compensation or benefit is provided. Employees of Flatbush who become participants in any Northfield Bancorp compensation and benefit plan shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits only (and not for benefit accrual purposes unless specifically set forth herein) be given credit for service as an employee of Flatbush or any predecessor thereto prior to the closing of the Mid-Tier Merger, and provided further, that credit for benefit accrual purposes will be given only for purposes of Northfield Bancorp vacation policies or programs and for purposes of the calculation of severance benefits under any severance compensation plan of Northfield Bancorp.

Any employee of Flatbush Federal Savings, other than an employee who is a party to an employment agreement, change in control agreement or other separation agreement that provides a benefit on a termination of employment, whose employment is terminated involuntarily (other than for cause) within one year following the completion of the Bank Merger, shall receive a lump sum severance payment from Northfield Bank equal to two weeks pay at the rate then in effect, for each full year of employment with Flatbush Federal Savings, subject to a minimum of four weeks and a maximum of 26 weeks, provided that such employee enters into a release of claims against Flatbush Federal Savings and Northfield Bank in a form satisfactory to Northfield Bank. Such Flatbush Federal Savings employees will have the right to continued health coverage under group health plans of Northfield Bank in accordance with the Internal Revenue Code.

Operations of Northfield Bank after the Mergers

After the Bank Merger, the former offices of Flatbush Federal Savings will operate as branch offices of Northfield Bank under the name “Northfield Bank.”

Restrictions on Resale of Shares of Northfield Bancorp Common Stock

All shares of Northfield Bancorp common stock issued to Flatbush Bancorp’s shareholders, in connection with the Mid-Tier Merger will be freely transferable. This proxy statement/prospectus does not cover any resales of the shares of Northfield Bancorp common stock to be received by Flatbush Bancorp’s shareholders upon completion of the Mid-Tier Merger, and no person may use this proxy statement/prospectus in connection with any resale.

Time of Completion

Subject to the conditions set forth in the Merger Agreement and unless the Merger Agreement has otherwise been terminated, the closing of the Mergers will take place on a date determined by Northfield Bancorp in consultation with Flatbush Bancorp. See “—Conditions to Completing the Mergers.” On the closing date: (i) Northfield MHC will file articles of combination with the Federal Reserve Board merging Flatbush MHC into Northfield MHC; (ii) Northfield Bancorp will file articles of combination with the Federal Reserve Board merging Flatbush Bancorp into Northfield Bancorp; and (iii) Northfield Bank will file articles of combination with the Office of the Comptroller of the Currency merging Flatbush Federal Savings into Northfield Bank. The “effective time” of the Mid-Tier Merger will be at the time stated in the articles of merger between Northfield Bancorp and Flatbush Bancorp.

Northfield Bancorp. and Flatbush Bancorp are working to complete the Mergers quickly. It is currently expected that the Mergers will be completed in the fourth calendar quarter of 2012. However, because completion of the Mergers is subject to regulatory approvals and other conditions, the parties cannot be certain of the actual timing.

Conditions to Completing the Mergers

The obligations of Northfield Bancorp and Flatbush Bancorp to complete the Mergers are subject to the satisfaction of a number of conditions, including the following:

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The Merger Agreement and the transactions contemplated by the Merger Agreement must have been approved by the requisite votes of the shareholders of Flatbush Bancorp and the requisite vote of the members of Flatbush MHC.

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None of the parties may be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by the Merger Agreement and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any governmental entity or regulatory authority that enjoins or prohibits the consummation of the transactions contemplated by the Merger Agreement.

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All requisite regulatory approvals required to consummate the transactions contemplated by the Merger Agreement must have been obtained and remain in full force and effect and all waiting periods relating to such approvals must have expired; all written agreements then in effect between Flatbush and any regulatory authority will have been terminated or the regulatory authority will have agreed to terminate such written agreement contemporaneously with the closing of the transactions contemplated by the Merger Agreement; all other necessary approvals, authorizations and consents of any governmental entities required to consummate the transactions contemplated by the Merger Agreement, the failure of which to obtain would reasonably be expected to have a material adverse effect (as defined below), shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired. No such approval, authorization or consent shall include any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in the context of a bank merger transaction, that would, in the good faith reasonable judgment of the Board of Directors of Northfield Bancorp, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Flatbush Bancorp and Northfield Bancorp.

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The consent or approval of each person (other than the regulatory approvals and other approvals, authorizations and consents of governmental entities referred to above) whose consent or approval shall be required to consummate the transactions contemplated by the Merger Agreement shall have been obtained, except for those for which failure to obtain such consent or approval would not, individually or in the aggregate, have a material adverse effect on Northfield Bancorp (after giving effect to the consummation of the transactions contemplated by the Merger Agreement).

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The registration statement that includes this proxy statement/prospectus shall have been declared effective by the Securities and Exchange Commission and no stop order suspending the effectiveness of the registration statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the Securities and Exchange Commission and not withdrawn.

For purposes of the Merger Agreement, material adverse effect is defined as any effect, circumstance or occurrence that (i) is material and adverse to the financial condition, results of operations, assets or business of Northfield taken as a whole, or Flatbush taken as a whole, respectively, or (ii) does or would materially impair the ability of Flatbush, on the one hand, or Northfield, on the other hand, to perform its obligations under the Merger Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by the Merger Agreement. The Merger Agreement provides specific exclusions for items that do not constitute a material adverse effect.

In addition, the obligation of Northfield to complete the Mergers is conditioned on the satisfaction or waiver of the following conditions:

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Subject to the standard set forth in the Merger Agreement, each of the representations and warranties of Flatbush contained in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the closing date of the Mid-Tier Merger, and Flatbush Bancorp shall have delivered to Northfield Bancorp a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of Flatbush Bancorp.

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Flatbush shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the effective time of the Mid-Tier Merger. Northfield Bancorp shall have received a certificate signed on behalf of Flatbush Bancorp by the Chief Executive Officer and Chief Financial Officer of Flatbush Bancorp to such effect.

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On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the closing date of the Mid-Tier Merger, Northfield Bancorp shall have received an opinion of counsel, dated as of the closing date, indicating that the Mergers will qualify as tax-free reorganizations within the meaning of Section 368(a) of the Internal Revenue Code of 1986.

Moreover, the obligation of Flatbush to complete the Mergers is conditioned on the satisfaction or waiver of the following conditions:

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Subject to the standard set forth in the Merger Agreement, each of the representations and warranties of Northfield contained in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the closing date of the Mid-Tier Merger, and Northfield Bancorp shall have delivered to Flatbush Bancorp a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of Northfield Bancorp.

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Northfield shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the effective time of the Mid-Tier Merger. Flatbush Bancorp shall have received a certificate signed on behalf of Northfield Bancorp by the Chief Executive Officer and Chief Financial Officer of Northfield Bancorp to such effects.

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On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the closing date of the Mid-Tier Merger, Flatbush Bancorp shall have received an opinion of counsel, dated as of the closing date, indicating that the Mergers will qualify as tax-free reorganizations within the meaning of Section 368(a) of the Internal Revenue Code of 1986.

Northfield Bancorp and Flatbush Bancorp cannot guarantee whether all of the conditions to the Mergers will be satisfied or waived by the party permitted to do so.

Conduct of Business Before the Mergers

Each of Flatbush Bancorp, Flatbush MHC and Flatbush Federal Savings has agreed that, until completion of the Mid-Tier Merger and unless permitted by Northfield Bancorp or as otherwise specified in the Merger Agreement, each will operate its business in the usual, regular and ordinary course of business and use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and it will not, subject to the exceptions and exclusions set forth in the Merger Agreement:

General Business

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take any action that would materially adversely affect the ability of the parties to obtain regulatory and governmental approvals of the transactions contemplated by the Merger Agreement or delay the receipt of such approvals, or materially adversely affect Flatbush’s ability to perform its obligations under the Merger Agreement;

Governing Documents

•	amend its charter or bylaws;

Board of Directors

•	appoint a new director to its board of directors;

Capital Stock

•	change the number of authorized or issued shares of its capital stock;

•	issue any shares of stock or issue or grant any right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock;

•	make any grant or award under its stock-based incentive plan or any other equity compensation plan or arrangement;

•	split, combine or reclassify its capital stock;

•	declare, set aside or pay any dividend or other distribution on its capital stock;

Contracts

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enter into, amend in any material respect or terminate any contract or agreement except for for any such contract or agreement that is for a term of twelve months or less or terminable at will without penalty, involves a cost in the aggregate of less than $50,000, and is otherwise in the ordinary course of business;

•	waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness to which Flatbush is a party;

•	enter into, renew, extend or modify any transaction with an affiliate (other than a deposit transaction);

•	enter into any hedging transaction;

Branches/Merger

•	open or close any branch or automated banking facility or file an application to do the same;

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merge or consolidate Flatbush Bancorp or any of its subsidiaries with any other corporation; sell or lease all or any substantial portion of the assets or business of Flatbush Bancorp or any of its subsidiaries; make any acquisition of all or any substantial portion of the business or assets of any other entity other than in connection with foreclosures, settlements in lieu of foreclosure, troubled debt restructuring or the collection of any loan or credit arrangement; or enter into a purchase and assumption transaction with respect to deposits and liabilities;

Employees

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grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers, or employees, except (i) as may be required pursuant to existing commitments, (ii) for pay increases in the ordinary course of business consistent with past practice to non-executive officer employees;

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hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee with an annual rate of compensation in excess of $50,000; provided, however, that Flatbush Bancorp may hire at-will, non-officer employees to fill vacancies that may arise in the ordinary course of business;

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enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

•	take any action that would give rise to a right of payment to any individual under an employment agreement or to an acceleration of the right to payment under any compensation and benefit plan;

Dispositions/Indebtedness

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sell or dispose of any of its assets other than in the ordinary course of business consistent with past practice, or, except for transactions with the Federal Home Loan Bank of New York, subject any of its assets to a lien, pledge, security interest or other encumbrance other than in the ordinary course of business consistent with past practice; or incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

Accounting and Other Policies

•	change its method of accounting, except as required by U.S. generally accepted accounting principles or regulatory authorities responsible for regulating Flatbush Bancorp of Flatbush Federal Savings;

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make any material change in policies with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; deposit pricing or gathering; or other material banking policies except as may be required by changes in applicable law or regulations, U.S. generally accepted accounting principles or a regulatory authority;

Investment in Securities

•	purchase any securities other than in accordance with Flatbush Bancorp’s investment policy and in the ordinary course of business consistent with past practice;

Loans/Servicing

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other than pursuant to commitments issued prior to the date of the Merger Agreement that have not expired and that have been disclosed to Northfield Bancorp, and the renewal of existing lines of credit, make any new loan or other credit facility commitment other than in accordance with Flatbush Federal Savings’ existing lending policies and in the ordinary course of business consistent with past practice, provided that the prior approval of Northfield Bancorp is required with respect to: (i) any new loan or credit facility commitment to any borrower or group of affiliated borrowers in an amount in excess of $500,000 for a commercial real estate loan, $300,000 for a construction loan, $500,000 for a residential loan or whose credit exposure with Flatbush in the aggregate, exceeds $1.0 million prior to thereto or as a result thereof; and (ii) any new loan or credit facility commitment secured by any property located outside of New York or New Jersey;

•	purchase or sell any mortgage loan servicing rights;

Capital Expenditures

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other than pursuant to binding commitments existing as of the date of the Merger Agreement and previously disclosed to Northfield Bancorp, or other than as necessary to maintain assets in good repair, make any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate;

Settling Claims

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pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding against it except in the ordinary course of business consistent with past practice for an action that involves solely money damages in the amount not in excess of $50,000 individually or $100,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings, or waive or release any material rights or claims, or agree to consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

Environmental

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except where it is a participant and not the lead lender, foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of materials of environmental concern;

Public Announcements

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issue any broadly distributed communication relating to the Mergers to employees (including general communications relating to benefits and compensation) without prior consultation with Northfield Bancorp and, to the extent relating to employment after the closing of the Mergers, benefit or compensation information without the prior consent of Northfield Bancorp (which shall not be unreasonably withheld, delayed or conditioned) or issue any broadly distributed communication to customers relating to the Mergers without the prior approval of Northfield Bancorp (which shall not be unreasonably withheld, delayed or conditioned), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Mergers or other transactions contemplated by the Merger Agreement;

Merger Agreement

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take any action or knowingly fail to take any reasonable action that would, or would reasonably likely to, prevent, impede or delay the Mergers from qualifying as reorganizations under Section 368(a) of the Internal Revenue Code, except as may be required by applicable law or regulation;

Other Agreement

•	agree to do any of the foregoing actions.

Each of Northfield Bancorp, Northfield MHC and Northfield Bank has agreed that, until completion of the Mid-Tier Merger and unless permitted by Flatbush Bancorp or as otherwise specified in the Merger Agreement, each will operate its business in the usual, regular and ordinary course of business and use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and it will not, subject to the exceptions and exclusions set forth in the Merger Agreement:

•	change or waive any provision of its charter or bylaws in a manner that would materially and adversely affect the benefits of the Mid-Tier Merger to the holders of Flatbush Bancorp common stock;

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merge or consolidate Northfield Bancorp with any other corporation in any transaction in which Northfield Bancorp is not the surviving company, unless the acquirer in such transaction expressly agrees to be bound by the Merger Agreement and, if such transaction is closed prior to the Mid-Tier Merger, any appropriate adjustment is made to the exchange ratio so that the shareholders receive the same benefits of the Northfield Bancorp sale transaction as if they were shareholders of Northfield Bancorp at the time of the closing of the sale transaction;

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voluntarily take any action that would result in its representation and warranties becoming untrue or in any of the conditions to closing the Mid-Tier Merger not being satisfied, in each case as may be required by applicable law;

•

take any action that is intended or would reasonably be expected to adversely affect or materially delay the ability of Northfield or Flatbush to obtain any regulatory approvals or approvals of government approvals required for the transactions contemplated by the Merger Agreement or to perform its covenants under the Merger Agreement;

•

take any action or knowingly fail to take any reasonable action that would, or would reasonably likely to, prevent, impede or delay the Mergers from qualifying as reorganizations under Section 368(a) of the Internal Revenue Code, except as may be required by applicable law or regulation; or

•	agree to take any of the foregoing actions.

Additional Covenants of Flatbush Bancorp and Northfield Bancorp in the Merger Agreement

Agreement Not to Solicit Other Proposals. Flatbush Bancorp has agreed not to, and has agreed not to authorize or permit Flatbush Federal Savings and its subsidiaries and their representatives to: (i) initiate, solicit, induce or knowingly encourage or facilitate any inquiry, offer or proposal that constitutes of could reasonably be expected to lead to an acquisition proposal by a third party, (ii) participate in discussions or negotiations regarding an acquisition proposal, or furnish or afford access to information with respect to Flatbush or otherwise relating to an acquisition proposal, (iii) release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Flatbush Bancorp is a party; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle or letter of intent relating to an acquisition proposal. Flatbush Bancorp has also agreed that it will cause each of its representatives to immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any persons with respect to any existing or potential acquisition proposal. An acquisition proposal means any offer or proposal or offer contemplating, relating to, or that could reasonably be expected to lead to an acquisition transaction, which is defined in the Merger Agreement as:

•	any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Flatbush Bancorp or its subsidiaries;

•	any transaction pursuant to which any third party or group acquires or would acquire 25% or more of the assets of Flatbush Bancorp and its subsidiaries on a consolidated basis;

•

any issuance, sale or other disposition of securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 25% or more of the votes attached to the outstanding securities of Flatbush Bancorp or any of its subsidiaries;

•	any tender offer or exchange offer for 25% or more of any class of equity securities of Flatbush Bancorp or any of its subsidiaries; and

•	any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

Notwithstanding the agreement of Flatbush Bancorp not to solicit other acquisition proposals, the board of directors of Flatbush Bancorp may generally participate in discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person any information or data with respect to Flatbush Bancorp or any of its subsidiaries or otherwise relating to an acquisition proposal if Flatbush Bancorp has received a bona fide unsolicited, written acquisition proposal that did not result from Flatbush Bancorp’s breach of its obligations with respect to non-solicitation, provided that:

•

after consultation with and considering the advice from outside legal counsel and its independent financial advisor, the Flatbush Bancorp board of directors determines, in good faith, there is a reasonable likelihood the acquisition proposal constitutes or is reasonably likely to lead to a “superior proposal,” defined below; and

•

prior to furnishing or affording access to any information or data with respect to Flatbush Bancorp or any of its subsidiaries or otherwise relating to an acquisition proposal, Flatbush Bancorp receives a confidentiality agreement from that party with terms no less favorable to Flatbush Bancorp than those contained in the confidentiality agreement between Flatbush Bancorp and Northfield Bancorp. In addition, Flatbush Bancorp must promptly provide to Northfield Bancorp any material, non-public information regarding Flatbush Bancorp or its subsidiaries provided to any other person that was not previously provided to Northfield Bancorp, such additional information to be provided no later than the date of provision of such information to such other party.

A “superior proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an acquisition transaction on terms that the Flatbush Bancorp board of directors determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and a financial advisor: (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Flatbush Bancorp common stock or all, or substantially all, of the assets of Flatbush Bancorp and its subsidiaries on a consolidated basis; (ii) would result in a transaction that involves consideration to the holders of the shares of Flatbush Bancorp common stock that is more favorable, from a financial point of view, than the consideration to be paid to Flatbush Bancorp’s shareholders pursuant to the Merger Agreement, considering, among other things, the nature of the consideration being offered, and which proposal is not conditioned upon obtaining additional financing; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal, including any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby.

If Flatbush Bancorp receives a proposal or nonpublic information request from a third party, Flatbush Bancorp must promptly notify Northfield Bancorp and provide Northfield Bancorp with information about the third party and its proposal.

Certain Other Covenants. The Merger Agreement also contains other agreements relating to the conduct of Northfield Bancorp and Flatbush Bancorp before consummation of the Mergers, including the following:

•

Flatbush Bancorp will cause one or more of its representatives to confer with representatives of Northfield Bancorp and report the general status of Flatbush Bancorp’s operations at such times as Northfield Bancorp may reasonably request;

•

Flatbush Bancorp will promptly notify Northfield Bancorp of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving Flatbush Bancorp or any of its subsidiaries;

•

Flatbush Federal Savings will meet with Northfield Bank on a regular basis to discuss and plan for the conversion of Flatbush Federal Savings’ data processing and related electronic information systems. Under certain circumstances, in the event that Flatbush Federal Savings takes, at the request of Northfield Bank, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees or charges, Northfield Bank will indemnify Flatbush Federal Savings for any such fees and charges, and the costs of reversing the conversion process;

•

Flatbush Federal Savings will provide Northfield Bank, within 15 business days after the end of each calendar month, a written list of nonperforming assets (as defined in the Merger Agreement) and, on a monthly basis, Flatbush Federal Savings will provide Northfield Bank with a schedule of all loan approvals;

•

Flatbush Bancorp will promptly inform Northfield Bancorp upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations relating to the alleged liability of Flatbush Bancorp or any of its subsidiaries under any labor or employment law;

•

Flatbush Bancorp will give Northfield Bancorp reasonable access during normal business hours to its books, records, properties, personnel and other information and will as Northfield Bancorp may reasonably request;

•	Flatbush Bancorp will promptly furnish Northfield Bancorp with a copy of all documents filed pursuant to federal or state securities or banking laws, as well as annual interim or special audits of the financial statements of Flatbush Bancorp or its subsidiaries and all documents sent by Flatbush Bancorp or its subsidiaries to Flatbush Bancorp’s shareholders, the Office of the Comptroller of the Currency or other regulatory authorities;

•	Northfield Bancorp and Flatbush Bancorp will use their commercially reasonable best efforts to obtain all consents and approvals necessary or desirable to consummate the Mergers;

•

Subject to the terms and conditions contained in the Merger Agreement, Northfield Bancorp and Flatbush Bancorp will use reasonable efforts to take all action necessary to consummate the transactions contemplated by the Merger Agreement;

•

Flatbush Bancorp and Flatbush Federal Savings will permit a representative of Northfield Bancorp to attend any meetings of the board of directors of Flatbush Bancorp or Flatbush Federal Savings except that Flatbush Bancorp and Flatbush Federal Savings are not required to permit the Northfield Bancorp representative to remain present during any confidential discussion of the Merger Agreement and the transactions contemplated thereby or any third party proposal to acquire control of Flatbush Bancorp or Flatbush Federal Savings or during any other matter that the respective board of directors has reasonably determined to be confidential with respect to Northfield Bancorp’s participation;

•

Flatbush Bancorp will take all steps necessary to convene a meeting of its shareholders to vote on the Merger Agreement and the Mid-Tier Merger. The Flatbush Bancorp board of directors will recommend approval of the Merger Agreement to Flatbush Bancorp shareholders and will use its reasonable best efforts to obtain the shareholder approval required to approve the Merger Agreement. However, the Flatbush Bancorp board of directors may withdraw, qualify or modify such recommendation if Flatbush Bancorp has received a superior proposal (as described above in “—Agreement Not to Solicit Other Proposals”), Flatbush Bancorp has notified Northfield Bancorp as to the receipt of the superior proposal and Flatbush Bancorp’s board of directors, after consultation with and based on the advice of its outside legal counsel and financial advisor, determines that the failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to Flatbush Bancorp’s shareholders under applicable law, taking into account any adjustments, modifications or amendment to the terms and conditions of the Merger Agreement that Northfield Bancorp may have committed to in writing (although Northfield Bancorp has no obligation to do so);

•

Northfield Bancorp will file a registration statement, of which this proxy statement/prospectus forms a part, with the Securities and Exchange Commission registering the shares of Northfield Bancorp common stock to be issued in the Mid-Tier Merger to Flatbush Bancorp shareholders;

•	Flatbush MHC will take all steps necessary to convene a meeting of its members to vote on the Merger Agreement and the MHC Merger;

•

Flatbush Bancorp and Northfield Bancorp will cooperate with each other and use reasonable efforts to promptly prepare and file all necessary documentation to obtain all necessary regulatory approvals required to consummate the transactions contemplated by the Merger Agreement;

•

if, before the completion of the Mergers, Northfield adopts a plan of conversion to convert from the mutual holding company to stock holding company form of organization, unless prohibited by law or regulation, the Boards of Directors of Northfield will provide subscription rights as of the eligibility and supplemental eligibility record dates to the eligible depositors and borrowers of Flatbush Federal Savings similar to the rights granted under the plan of conversion to the depositors of Northfield Bank, which shall be conditioned on the closing of the Mergers; and

•

before completion of the Mid-Tier Merger, Northfield Bancorp will notify the Nasdaq Stock Market of the additional shares of Northfield Bancorp common stock that Northfield Bancorp will issue in exchange for shares of Flatbush Bancorp common stock.

In addition, each of Northfield and Flatbush are subject to other customary covenants under the Merger Agreement. Please refer to the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus.

Representations and Warranties Made by Northfield Bancorp and Flatbush Bancorp in the Merger Agreement

Northfield Bancorp and Flatbush Bancorp have made certain customary representations and warranties to each other in the Merger Agreement relating to their businesses. Subject to the standard set forth in the Merger Agreement, the representations and warranties must be true and correct as of the closing of the Mid-Tier Merger. See “—Conditions to Completing the Mergers.”

The representations and warranties contained in the Merger Agreement were made only for purposes of such agreement and are made as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed to by the contracting parties, including qualifications by disclosures between the parties. These representations and warranties may have been made for the purpose of allocating risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors as statements of factual information.

Each of Northfield Bancorp and Flatbush Bancorp has made representations and warranties to the other regarding, among other things:

•	corporate matters, including organization and qualification;

•	capitalization;

•

authority relative to execution and delivery of the Merger Agreement and the absence of conflicts with, violations of, or a default under organizational documents or other obligations as a result of the transactions contemplated by the Merger Agreement;

•	governmental filings and consents necessary to complete the Mergers;

•	filings under securities laws and regulations and the maintenance of books and records;

•	internal controls;

•	tax matters;

•	the absence of any event or action that would constitute a material adverse effect since December 31, 2010;

•	legal proceedings;

•	compliance with applicable laws; and

•	environmental liabilities.

In addition, Flatbush Bancorp has made additional representations and warranties about itself to Northfield Bancorp as to:

•	matters relating to certain contracts and leases;

•	employee matters and benefit plans;

•	ownership of property and insurance coverage;

•	intellectual property;

•	the receipt of a fairness opinion from its financial advisor;

•	loan matters and allowances for loan losses;

•	related party transactions;

•	swaps and other risk management instruments;

•	fiduciary accounts;

•	intellectual property; and

•	labor matters.

Unless otherwise specified in the Merger Agreement, the representations and warranties of each of Northfield Bancorp and Flatbush Bancorp will expire upon the effective time of the Mid-Tier Merger.

For further information on these representations and warranties, please refer to the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus.

Terminating the Merger Agreement

The Merger Agreement may be terminated at any time before the completion of the Mergers, either before or after approval of the Mid-Tier Merger by Flatbush Bancorp shareholders, as follows:

•	by the written mutual consent of Northfield Bancorp and Flatbush Bancorp;

•

by the board of directors of either party, if the other party makes a misrepresentation, breaches a warranty or fails to fulfill a covenant that cannot be cured prior to November 30, 2012 or that has not been cured within 30 days following written notice to the party in default, provided that the terminating party is not in material breach of any of its representations, warranties, covenants or other agreements contained in the Merger Agreement;

•

by the board of directors of either party, if the Mid-Tier Merger is not consummated by November 30, 2012, or a later date agreed to in writing by Northfield Bancorp and Flatbush Bancorp, unless failure to complete the Mid-Tier Merger by that time is due to a material breach of a representation, warranty, covenant or other agreement by the party seeking to terminate the Merger Agreement;

•	by the board of directors of either party, if the shareholders of Flatbush Bancorp or the members of Flatbush MHC fail to approve the transactions contemplated by the Merger Agreement;

•	by the board of directors of either party, if a required regulatory approval is denied or any court or governmental authority prohibits the consummation of any of the Mergers;

•

by the board of directors of Northfield Bancorp if Flatbush Bancorp does not publicly recommend in this proxy statement/prospectus approval of the Merger Agreement, or if Flatbush Bancorp withdraws its recommendation or modifies or qualifies its recommendation in a manner adverse to Northfield Bancorp; or

•

by the board of directors of Flatbush Bancorp if at any time before the approval of the Merger Agreement by Flatbush Bancorp’s shareholders: (i) Flatbush Bancorp has received a superior proposal, and in accordance with the Merger Agreement, the board of directors of Flatbush Bancorp has made a determination to terminate the Merger Agreement in order to accept such superior proposal; and (ii) Flatbush Bancorp has paid the termination fee described below in “—Termination Fee.”

Termination Fee

The Merger Agreement requires Flatbush Bancorp to pay Northfield Bancorp a fee of $700,000 if the Merger Agreement is terminated in certain circumstances that involve a superior proposal.

Specifically, Flatbush Bancorp must pay the termination fee if:

•	Flatbush Bancorp terminates the Merger Agreement to accept a superior proposal; or

•	if Flatbush Bancorp enters into a definitive agreement relating to an acquisition proposal or consummates an Acquisition Proposal within 12 months of any of the following:

(i)	Northfield Bancorp terminates the Merger Agreement due to a willful breach by Flatbush of its representations, warranties or covenants contained in the Merger Agreement;

(ii)	the board of directors of Flatbush Bancorp does not publicly recommend in this proxy statement/prospectus that Flatbush Bancorp shareholders approve the Merger Agreement or if, after recommending that shareholders approve the Merger Agreement, the board of directors withdraws its recommendation or modifies or qualifies its recommendation in a manner adverse to Northfield Bancorp; or

(iii)	the Flatbush Bancorp shareholders fail to approve the Merger Agreement after the public disclosure or public awareness of an acquisition proposal.

Expenses

Except as specifically provided in the Merger Agreement, each of Northfield Bancorp and Flatbush Bancorp will pay its own costs and expenses incurred in connection with the Mergers.

Changing the Terms of the Merger Agreement

Before the completion of the Mid-Tier Merger, the parties to the Merger Agreement may agree to waive or amend any provision of the Merger Agreement. However, after the approval by Flatbush Bancorp shareholders, the parties can make no amendment that reduces the amount or value or changes the form of consideration to be received by Flatbush Bancorp’s shareholders under the terms of the Merger Agreement.

MUTUAL-TO-STOCK CONVERSION OF NORTHFIELD MHC

On June 6, 2012, the Board of Directors of Northfield Bancorp and the Board of Trustees of Northfield MHC adopted a Plan of Conversion and Reorganization (the “Plan of Conversion”) pursuant to which Northfield MHC will convert from the mutual to stock form. If the conversion and reorganization are completed, Northfield Bank will become a wholly owned subsidiary of a new holding company, which also will be named Northfield

Bancorp, Inc. (“New Northfield”). Shares of common stock of Northfield Bancorp held by persons other than Northfield MHC at the time of the completion of the conversion will be converted into shares of common stock of New Northfield pursuant to an exchange ratio intended to result in such persons holding the same percentage interest in New Northfield as they hold in Northfield Bancorp immediately prior to the completion of the conversion. The shares of Northfield Bancorp held by Northfield MHC will be cancelled and shares of New Northfield, representing Northfield MHC’s majority ownership interest, will be sold in a stock offering.

Depositors of Northfield Bank with qualifying deposits as of March 31, 2011, will have first priority to purchase the shares of common stock. Subject to closing of the Mergers, depositors of Flatbush Federal Savings who had qualifying deposits with Flatbush Federal Savings as of March 31, 2011 will be treated as having had those deposits with Northfield Bank on that date and will also have a first tier priority to purchase shares of New Northfield common stock.

Under current federal regulation and policy, the Mergers cannot be consummated after the completion of the conversion and stock offering. Accordingly, Northfield does not expect to commence the stock offering until the Mergers are completed or the Merger Agreement is terminated. However, completion of the Mergers is not a condition to conducting the conversion and stock offering, and the conversion and stock offering may be completed if the Mergers are not consummated. Conversely, the Mergers can be completed without Northfield MHC and Northfield Bancorp completing the conversion and the stock offering, as Northfield Bancorp may determine, at any time, not to proceed with the conversion and stock offering, or may be unable to complete the conversion and stock offering.

The transactions contemplated by the Plan of Conversion are subject to approval by Northfield Bancorp’s shareholders (including approval by a majority of the shares held by persons other than Northfield MHC). Failure to receive either of these approvals would result in Northfield Bancorp being unable to complete the conversion and stock offering. Flatbush Bancorp shareholders who are shareholders of Northfield Bancorp as of the voting record date for the Plan of Conversion will be entitled to vote on the conversion at a special meeting to be held separately from the special meeting of Flatbush Bancorp shareholders to approve the Merger Agreement.

Share Exchange for Shareholders of Northfield Bancorp

Shares of Northfield Bancorp common stock will be canceled at the completion of the conversion and will be exchanged for shares of common stock of New Northfield. The number of shares of common stock to be received will be based on an exchange ratio, which assumes shares of New Northfield will be sold at $10.00 per share, and will depend upon the final pro forma appraised value of New Northfield. The following table shows how the exchange ratio will adjust, based on the appraised value of New Northfield as of August 17, 2012, assuming public shareholders of Northfield Bancorp, including former shareholders of Flatbush Bancorp, own 38.9% of Northfield Bancorp common stock immediately prior to the completion of the conversion. The table also shows the number of shares of New Northfield common stock a hypothetical owner of Northfield Bancorp common stock would receive in exchange for 100 shares of Northfield Bancorp common stock owned at the completion of the conversion, based on the valuation range and the number of shares of common stock issued in the offering. The actual final exchange ratio may be lower than the amounts set forth in the table below, depending on the final pro forma appraised value of New Northfield, the actual offering price per share and the actual percentage of shares of Northfield Bancorp held by public shareholders, including former shareholders of Flatbush Bancorp, immediately prior to completion of the offering.

	Shares of New Northfield to be Sold in the Offering		Shares of New Northfield to be Issued in Exchange for Shares of Northfield Bancorp		Total Shares of New Northfield Common Stock to be Issued in Exchange and Offering	Exchange Ratio	Equivalent Value of Shares of New Northfield Based Upon Offering Price (1)	Equivalent Pro Forma Tangible Book Value Per Exchanged Share of Northfield Bancorp (2)	Shares of New Northfield to be Received for 100 Shares of Northfield Bancorp (3)
	Amount	Percent	Amount	Percent
Minimum	28,900,000	61.1%	18,425,408	38.9%	47,325,408	1.1402	$11.40	$15.49	114
Midpoint	34,000,000	61.1	21,676,950	38.9	55,676,950	1.3414	13.41	16.57	134
Maximum	39,100,000	61.1	24,928,493	38.9	64,028,493	1.5426	15.43	17.65	154

(1)	Represents the value of shares of New Northfield common stock to be received in the conversion by a holder of one share of Northfield Bancorp, pursuant to the exchange ratio, based upon the $10.00 per share purchase price.
(2)	Represents the pro forma tangible book value per share at each level of the offering range multiplied by the respective exchange ratio.
(3)	Cash will be paid in lieu of fractional shares.

No fractional shares of New Northfield common stock will be issued to any public shareholder of Northfield Bancorp. For each fractional share that otherwise would be issued, New Northfield will pay in cash an amount equal to the product obtained by multiplying the fractional share of New Northfield to which the holder otherwise would be entitled by the $10.00 per share offering price.

Pro Forma Data for the Mergers and the Conversion

The following tables summarize historical data of Northfield Bancorp and pro forma data of New Northfield at and for the six months ended June 30, 2012, and at and for the year ended December 31, 2011. This information is based on assumptions set forth below and in the tables, and should not be used as a basis for projections of market value of the shares of New Northfield common stock following the conversion and offering.

The net proceeds in the tables are based upon the following assumptions:

(i)	25% of all shares of common stock will be sold in subscription and community offerings and 75% of all shares of common stock will be sold in a syndicated offering;

(ii)	Northfield Bank’s employee stock ownership plan will purchase 4% of the shares of common stock sold in the offering, with a loan from New Northfield. The loan will be repaid in substantially equal payments of principal and interest (at the prime rate of interest, calculated as of the date of the origination of the loan) over a period of 30 years. Interest income earned on the loan will offset the interest paid by Northfield Bank;

(iii)	the Mergers had been completed as of the beginning of each period;

(iv)	New Northfield will pay a fee equal to (a) 1.0% of the aggregate amount of common stock sold in the subscription and community offerings (net of insider purchases and shares purchased by the employee stock ownership plan) up to the first 10% of shares sold in the offering; and (b) 3.0% of the aggregate amount of common stock sold in the subscription and community offerings (net of insider purchases and shares purchased by Northfield Bank’s employee stock ownership plan) in excess of 10% of the shares sold in the offering;

(v)	New Northfield will pay an aggregate fee of 5% of the aggregate dollar amount of the common stock sold in the syndicated offering;

(vi)	No fee will be paid with respect to shares of common stock purchased by Northfield Bank’s qualified and non-qualified employee stock benefit plans, or stock purchased by Northfield Bank’s officers, directors and employees, and their immediate families, and no fee will be paid with respect to exchange shares issued to shareholders of Northfield Bancorp; and

(vii)	total expenses of the offering, other than the sales fees and commissions, will be $2.2 million.

Northfield Bancorp calculated pro forma consolidated net income for the six months ended June 30, 2012, and the year ended December 31, 2011, as if the estimated net proceeds had been invested at the beginning of the period at an assumed interest rate of 0.72% (0.43% on an after-tax basis). This represents the yield on the five-year U.S. Treasury Note as of June 30, 2012.

Northfield Bancorp calculated historical and pro forma per share amounts by dividing historical and pro forma amounts of consolidated net income and shareholders’ equity by the indicated number of shares of common stock. These figures are then adjusted to give effect to the shares of common stock purchased by the employee stock ownership plan. Per share amounts are computed for each period as if the shares of common stock were outstanding at the beginning of each period, but per share historical or pro forma shareholders’ equity is not adjusted to reflect the earnings on the estimated net proceeds.

The pro forma tables give effect to the implementation of one or more stock-based benefit plans. Subject to the receipt of shareholder approval, the tables assume that the stock-based benefit plans will acquire for restricted stock awards a number of shares of common stock equal to 4% of the shares of common stock sold in the stock offering at the same price for which they were sold in the stock offering. The tables further assume that awards of common stock granted under the plans vest over a five-year period.

The tables also assume that the stock-based benefit plans will grant options to acquire shares of common stock equal to 10% of the shares of common stock sold in the stock offering. The tables include an estimate of a grant-date fair value of $1.79 for each option, applying the Black-Scholes option pricing model. New Northfield may grant options and award shares of common stock under one or more stock-based benefit plans in excess of 10% and 4%, respectively, of the shares of common stock sold in the stock offering and that vest sooner than over a five-year period if the stock-based benefit plans are adopted more than one year following the stock offering.

The pro forma table does not give effect to:

•	withdrawals from deposit accounts for the purpose of purchasing shares of common stock in the stock offering;

•	results of operations after the stock offering; or

•	changes in the market price of the shares of common stock after the stock offering.

The following pro forma information may not be representative of the financial effects of the offering at the dates on which the stock offering actually occurs, and should not be taken as indicative of future results of operations. Accordingly, pro forma equity and income amounts may be lower than the amounts set forth in the table below. Pro forma consolidated shareholders’ equity represents the difference between the stated amounts of assets and liabilities. The pro forma shareholders’ equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to shareholders in the event of liquidation.

	At or for the Six Months Ended June 30, 2012 Based upon the Sale at $10.00 Per Share of
	28,900,000 Shares	34,000,000 Shares	39,100,000 Shares
	(Dollars in thousands, except per share amounts)
Gross proceeds of offering	$289,000	$340,000	$391,000
Market value of shares issued in the exchange	184,254	216,770	249,285

Pro forma market capitalization	$473,254	$556,770	$640,285

Gross proceeds of offering	$289,000	$340,000	$391,000
Expenses	14,542	16,715	18,887

Estimated net proceeds	274,458	323,285	372,113
Common stock purchased by employee stock ownership plan	(11,560)	(13,600)	(15,640)
Common stock purchased by stock-based benefit plan	(11,560)	(13,600)	(15,640)

Estimated net proceeds, as adjusted	$251,338	$296,085	$340,833

For the Six Months Ended June 30, 2012
Consolidated net earnings:
Historical	$8,896	$8,896	$8,896
Pro forma adjustments:
Income on adjusted net proceeds	543	640	736
Employee stock ownership plan (1)	(116)	(136)	(156)
Stock awards (2)	(694)	(816)	(938)
Stock options (3)	(466)	(548)	(630)

Pro forma net income	$8,163	$8,036	$7,908

Earnings per share (4):
Historical	$0.20	$0.17	$0.15
Pro forma adjustments:
Income on adjusted net proceeds	0.01	0.01	0.01
Employee stock ownership plan (1)	—	—	—
Stock awards (2)	(0.02)	(0.02)	(0.02)
Stock options (3)	(0.01)	(0.01)	(0.01)

Pro forma earnings per share (4)	$0.18	$0.15	$0.13

Offering price to pro forma net earnings per share	27.78x	33.33x	38.46x
Number of shares used in earnings per share calculations	44,300,400	52,118,117	59,935,835

At June 30, 2012
Stockholders’ equity:

Historical	$388,892	$388,892	$388,892
Effect of Flatbush Bancorp acquisition (5)	20,380	20,380	20,380
Estimated net proceeds	274,458	323,285	372,113
Equity increase from the mutual holding company	166	166	166
Common stock acquired by employee stock ownership plan (1)	(11,560)	(13,600)	(15,640)
Common stock acquired by stock-based benefit plan (2)	(11,560)	(13,600)	(15,640)

Pro forma shareholders’ equity	$660,776	$705,523	$750,271

Intangible assets	$(17,798)	$(17,798)	$(17,798)

Pro forma tangible shareholders’ equity (6)	$642,978	$687,725	$732,473

Stockholders’ equity per share (7):
Historical	$8.21	$6.97	$6.07
Effect of Flatbush Bancorp acquisition (5)	0.43	0.37	0.32
Estimated net proceeds	5.80	5.81	5.81
Plus: Assets received from the mutual holding company	—	—	—
Common stock acquired by employee stock ownership plan (1)	(0.24)	(0.24)	(0.24)
Common stock acquired by stock-based benefit plan (2)	(0.24)	(0.24)	(0.24)

Pro forma shareholders’ equity per share (6) (7)	$13.96	$12.67	$11.72

Intangible assets	$(0.38)	$(0.32)	$(0.28)

Pro forma tangible shareholders’ equity per share (6) (7)	$13.58	$12.35	$11.44

Offering price as percentage of pro forma shareholders’ equity per share	71.63%	78.93%	85.32%
Offering price as percentage of pro forma tangible shareholders’ equity per share	73.64%	80.97%	87.41%
Number of shares outstanding for pro forma book value per share calculations	47,325,408	55,676,950	64,028,493

(footnotes begin on following page)

(1)	Assumes that 4% of the shares of common stock sold in the offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from New Northfield. Northfield Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Northfield Bank’s total annual payments on the employee stock ownership plan debt are based upon 30 equal annual installments of principal and interest. Financial Accounting Standards Board Accounting Standards Codification 718-40, “Employers’ Accounting for Employee Stock Ownership Plans” (“ASC 718-40”) requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Northfield Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 40.0%. The unallocated employee stock ownership plan shares are reflected as a reduction of shareholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 19,266, 22,666 and 26,066 shares were committed to be released during the period at the minimum, midpoint and maximum of the offering range, respectively, and in accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of net income per share calculations.

(2)	Assumes that, if approved by New Northfield’s shareholders, one or more stock-based benefit plans purchase an aggregate number of shares of common stock equal to 4% of the shares to be sold in the offering. Such amount is subject to adjustment as may be required by federal regulations or policy to reflect restricted stock previously granted by Northfield Bancorp or Northfield Bank (or may be a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the plans and purchases by the plans may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from New Northfield or through open market purchases. Shares in the stock-based benefit plan are assumed to vest over a period of five years. The funds to be used to purchase the shares will be provided by New Northfield. The table assumes that (i) the stock-based benefit plan acquires the shares through open market purchases at $10.00 per share, (ii) 5% of the amount contributed to the plan is amortized as an expense during the six months ended June 30, 2012, and (iii) the plan expense reflects an effective combined federal and state tax rate of 40.0%. Assuming shareholder approval of the stock-based benefit plans and that shares of common stock (equal to 4% of the shares sold in the offering) are awarded through the use of authorized but unissued shares of common stock, shareholders would have their ownership and voting interests diluted by approximately 2.38%.

(3)	Assumes that, if approved by New Northfield’s shareholders, one or more stock-based benefit plans grant options to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the offering. Such amount is subject to adjustment as may be required by federal regulations or policy to reflect stock options previously granted by Northfield Bancorp or Northfield Bank (or may be a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the plans may not occur earlier than six months after the completion of the conversion. In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $1.79 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 40.0%. The actual expense will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plans will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be

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equal to the $10.00 price per share. If a portion of the shares used to satisfy the exercise of options comes from authorized but unissued shares, net income per share and shareholders’ equity per share would decrease. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute New Northfield shareholders’ ownership and voting interests by approximately 5.76%.

(4)	Per share figures include publicly held shares of Northfield Bancorp common stock that will be exchanged for shares of New Northfield common stock in the conversion. Net income per share computations are determined by taking the number of shares assumed to be sold in the offering and the number of new shares assumed to be issued in exchange for publicly held shares and, in accordance with ASC 718-40, subtracting the employee stock ownership plan shares which have not been committed for release during the period. See note 1. The number of shares of common stock actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts. Pro forma net income per share has been annualized for purposes of calculating the offering price to pro forma net earnings per share.

(5)	Includes historical shareholders’ equity of $18.8 million at June 30, 2012 for Flatbush Bancorp and estimated acquisition adjustments of $1.6 million. Intangible assets resulting from the acquisition are estimated at $813,000.

(6)	The retained earnings of Northfield Bank will be substantially restricted after the conversion.

(7)	Per share figures include publicly held shares of Northfield Bancorp common stock that will be exchanged for shares of New Northfield common stock in the conversion. Stockholders’ equity per share calculations are based upon the sum of (i) the number of subscription shares assumed to be sold in the offering and (ii) shares to be issued in exchange for publicly held shares at the minimum, midpoint and maximum of the offering range, respectively. The exchange shares reflect an exchange ratio of 1.1402, 1.3414 and 1.5426 at the minimum, midpoint and maximum of the offering range, respectively. The number of shares actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

At or for the Year Ended December 31, 2011 Based upon the Sale at $10.00 Per Share of
28,900,000 Shares	34,000,000 Shares	39,100,000 Shares
(Dollars in thousands, except per share amounts)
Gross proceeds of offering	$289,000	$340,000	$391,000
Market value of shares issued in the exchange	184,254	216,770	249,285

Pro forma market capitalization	$473,254	$556,770	$640,285

Gross proceeds of offering	$289,000	$340,000	$391,000
Expenses	14,542	16,715	18,887

Estimated net proceeds	274,458	323,285	372,113
Common stock purchased by employee stock ownership plan	(11,560)	(13,600)	(15,640)
Common stock purchased by stock-based benefit plan	(11,560)	(13,600)	(15,640)

Estimated net proceeds, as adjusted	$251,338	$296,085	$340,833

For the Year Ended December 31, 2011
Consolidated net earnings:
Historical	$16,823	$16,823	$16,823
Pro forma adjustments:
Income on adjusted net proceeds	1,086	1,279	1,472
Employee stock ownership plan (1)	(231)	(272)	(313)
Stock awards (2)	(1,387)	(1,632)	(1,877)
Stock options (3)	(931)	(1,095)	(1,260)

Pro forma net income	$15,360	$15,103	$14,845

Earnings per share (4):
Historical	$0.37	$0.32	$0.28
Pro forma adjustments:
Income on adjusted net proceeds	0.02	0.02	0.02
Employee stock ownership plan (1)	(0.01)	(0.01)	(0.01)
Stock awards (2)	(0.03)	(0.03)	(0.03)
Stock options (3)	(0.02)	(0.02)	(0.02)

Pro forma earnings per share (4)	$0.33	$0.28	$0.24

Offering price to pro forma net earnings per share	30.30	x	35.71	x	41.67	x
Number of shares used in earnings per share calculations	46,015,882	54,136,332	62,256,782

At December 31, 2011
Stockholders’ equity:
Historical	$382,650	$382,650	$382,650
Effect of Flatbush Bancorp acquisition (5)	15,665	15,665	15,665
Estimated net proceeds	274,458	323,285	372,113
Equity increase from the mutual holding company	220	220	220
Common stock acquired by employee stock ownership plan (1)	(11,560)	(13,600)	(15,640)
Common stock acquired by stock-based benefit plan (2)	(11,560)	(13,600)	(15,640)

Pro forma shareholders’ equity	$649,873	$694,620	$739,368

Intangible assets	$(17,942)	$(17,942)	$(17,942)

Pro forma tangible shareholders’ equity (6)	$631,931	$676,678	$721,426

Stockholders’ equity per share (7):
Historical	$8.08	$6.87	$5.98
Effect of Flatbush Bancorp acquisition (5)	0.33	0.28	0.24
Estimated net proceeds	5.80	5.81	5.81
Plus: Assets received from the mutual holding company	—	—	—
Common stock acquired by employee stock ownership plan (1)	(0.24)	(0.24)	(0.24)
Common stock acquired by stock-based benefit plan (2)	(0.24)	(0.24)	(0.24)

Pro forma shareholders’ equity per share (6) (7)	$13.73	$12.48	$11.55

Intangible assets	$(0.38)	$(0.32)	$(0.28)

Pro forma tangible shareholders’ equity per share (6) (7)	$13.35	$12.16	$11.27

Offering price as percentage of pro forma shareholders’ equity per share	72.83%	80.13%	86.58%
Offering price as percentage of pro forma tangible shareholders’ equity per share	74.91%	82.24%	88.73%
Number of shares outstanding for pro forma book value per share calculations	47,325,408	55,676,950	64,028,493

(footnotes begin on following page)

(1)	Assumes that 4% of the shares of common stock sold in the offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from New Northfield. Northfield Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Northfield Bank’s total annual payments on the employee stock ownership plan debt are based upon 30 equal annual installments of principal and interest. ASC 718-40 requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Northfield Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 40.0%. The unallocated employee stock ownership plan shares are reflected as a reduction of shareholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 38,533, 45,333 and 52,133 shares were committed to be released during the year at the minimum, midpoint and maximum of the offering range, respectively, and in accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of net income per share calculations.
(2)	Assumes that, if approved by New Northfield’s shareholders, one or more stock-based benefit plans purchase an aggregate number of shares of common stock equal to 4% of the shares to be sold in the offering, subject to adjustment as may be required by federal regulations or policy to reflect restricted stock previously granted by Northfield Bancorp or Northfield Bank (and may be a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the plans and purchases by the plans may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from New Northfield or through open market purchases. Shares in the stock-based benefit plan are assumed to vest over a period of five years. The funds to be used to purchase the shares will be provided by New Northfield. The table assumes that (i) the stock-based benefit plan acquires the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the plan is amortized as an expense during the year ended December 31, 2011, and (iii) the plan expense reflects an effective combined federal and state tax rate of 40.0%. Assuming shareholder approval of the stock-based benefit plans and that shares of common stock (equal to 4% of the shares sold in the offering) are awarded through the use of authorized but unissued shares of common stock, shareholders would have their ownership and voting interests diluted by approximately 2.38%.
(3)	Assumes that, if approved by New Northfield’s shareholders, one or more stock-based benefit plans grant options to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the offering, subject to adjustment as may be required by federal regulations or policy to reflect stock options previously granted by Northfield Bancorp or Northfield Bank (and may be a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the plans may not occur earlier than six months after the completion of the conversion. In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $1.79 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 40.0%. The actual expense will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plans will result in no additional shares under the treasury stock method for purposes of calculating earnings per share.

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There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares used to satisfy the exercise of options comes from authorized but unissued shares, net income per share and shareholders’ equity per share would decrease. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute New Northfield shareholders’ ownership and voting interests by approximately 5.76%.
(4)	Per share figures include publicly held shares of Northfield Bancorp common stock that will be exchanged for shares of New Northfield common stock in the conversion. Net income per share computations are determined by taking the number of shares assumed to be sold in the offering and the number of new shares assumed to be issued in exchange for publicly held shares and, in accordance with ASC 718-40, subtracting the employee stock ownership plan shares which have not been committed for release during the year. See note 1. The number of shares of common stock actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts. Pro forma net income per share has been annualized for purposes of calculating the offering price to pro forma net earnings per share.
(5)	Includes historical shareholders’ equity of $14.6 million at December 31, 2011 for Flatbush Bancorp and estimated acquisition adjustments of $1.1 million. Intangible assets resulting from the acquisition are estimated at $813,000.
(6)	The retained earnings of Northfield Bank will be substantially restricted after the conversion.
(7)	Per share figures include publicly held shares of Northfield Bancorp common stock that will be exchanged for shares of New Northfield common stock in the conversion. Stockholders’ equity per share calculations are based upon the sum of (i) the number of subscription shares assumed to be sold in the offering and (ii) shares to be issued in exchange for publicly held shares at the minimum, midpoint and maximum of the offering range, respectively. The exchange shares reflect an exchange ratio of 1.1402, 1.3414 and 1.5426 at the minimum, midpoint and maximum of the offering range, respectively. The number of shares actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

DESCRIPTION OF NORTHFIELD BANCORP CAPITAL STOCK

The following summary describes the material terms of Northfield Bancorp’s capital stock and is subject to, and qualified by, Northfield Bancorp’s charter and bylaws and federal law and regulations. See “Where You Can Find More Information” as to how to obtain a copy of Northfield Bancorp’s charter and bylaws.

General

Northfield Bancorp is authorized to issue 90,000,000 shares of common stock having a par value of $0.01 per share, and 10,000,000 shares of preferred stock having a par value of $0.01 per share. At September 12, 2012, 40,216,999 shares of common stock were outstanding. At that date, no preferred shares were outstanding.

Common Stock

Voting Rights. The holders of common stock are entitled to one vote per share on all matters presented to shareholders. Holders of common stock are not entitled to cumulate their votes in the election of directors. However, Northfield Bancorp’s charter provides that under certain circumstances, shares beneficially owned in excess of 10% of the issued and outstanding shares of common stock may be considered “Excess Shares” and are not be entitled to any vote with respect of the shares held in excess of the 10% limit.

Public stockholders own a minority of the outstanding shares of our common stock. As a result of its ownership of a majority of our outstanding shares of common stock after the stock offering, Northfield MHC, through its board of trustees, is able to exercise voting control over most matters put to a vote of stockholders. These trustees elect themselves, and are not elected by stockholders of Northfield Bancorp. Northfield MHC may exercise its voting control to prevent a sale or merger transaction in which shareholders could receive a premium for their shares.

Distributions. Northfield Bancorp can pay dividends if, as and when declared by our board of directors, subject to compliance with limitations imposed by law, regulations or policy of the federal banking regulators. The holders of our shares of common stock are entitled to receive and share equally in such dividends as may be declared by our board of directors out of funds legally available therefor. Pursuant to our charter, we are authorized to issue preferred stock. If Northfield Bancorp issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Liquidation. In the unlikely event of any liquidation, dissolution or winding up of Northfield Bank, Northfield Bancorp, as holder of Northfield Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Northfield Bank, including all deposit accounts and accrued interest thereon, all assets of Northfield Bank available for distribution. In the event of Northfield Bancorp’s liquidation, dissolution or winding up, the holders of its shares of common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of Northfield Bancorp’s assets available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

No Preemptive or Conversion Rights. Holders of Northfield Bancorp’s shares of common stock are not entitled to preemptive rights to subscribe for a proportionate share of any additional securities issued by Northfield Bancorp before such securities are offered to others. The shares of common stock are not subject to redemption. The absence of preemptive rights increases Northfield Bancorp’s flexibility to issue additional shares of common stock in connection with Northfield Bancorp’s acquisitions, employee benefit plans and for other purposes, without affording the holders of common stock a right to subscribe for their proportionate share of those additional securities. The holders of common stock are not entitled to any redemption privileges, sinking fund privileges or conversion rights.

Preferred Stock

Northfield Bancorp’s charter authorizes the board of directors to issue preferred stock. Such stock may be issued with such preferences and designations as the board of directors may determine from time to time. Northfield Bancorp’s board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Certain Corporate Structure and Charter and Bylaw Provisions Affecting Stock

As a federally chartered mutual holding company, Northfield MHC is required to own a majority of Northfield Bancorp’s outstanding shares of common stock so long as Northfield Bancorp operates in the mutual holding company structure, and therefore will be able to control the outcome of any action requiring a vote of all of our stockholders. In addition, Northfield Bancorp’s charter and bylaws contain several provisions that may make Northfield Bancorp a less attractive target for an acquisition of control by anyone who does not have the support of Northfield Bancorp’s board of directors. Such provisions include, among other things, special procedural rules related to nominations and shareholder proposals, a staggered board of directors and a vote limitation provision. The foregoing is qualified in its entirely by reference to Northfield Bancorp’s charter and bylaws.

Restrictions on Ownership

Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company or savings association. An acquisition of “control” can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Federal Reserve Board. Under the Change in Bank Control Act, the Federal Reserve Board has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Transfer Agent and Registrar

The Transfer Agent and Registrar for Northfield Bancorp’s common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

COMPARISON OF RIGHTS OF SHAREHOLDERS

Northfield Bancorp and Flatbush Bancorp are both federal corporations with charters and bylaws governed by federal law and regulations. Each of Northfield Bancorp and Flatbush Bancorp is the majority-owned subsidiary of a mutual holding company. The vote of the mutual holding company of each of Northfield Bancorp and Flatbush Bancorp can determine the outcome of most matters presented to respective shareholders. Accordingly, there are no material differences between the rights of a Flatbush Bancorp shareholder and the rights of a Northfield Bancorp shareholder. The charter and bylaws of each of Northfield Bancorp and Flatbush Bancorp are on file with the Securities and Exchange Commission.

MANAGEMENT AFTER THE MERGERS

Board of Directors

After completion of the Mergers, the board of directors of Northfield Bancorp will consist of all the current directors of Northfield Bancorp.

Information regarding the current directors and executive officers of Northfield Bancorp, executive compensation and relationships and related transactions is included in this Northfield Bancorp’s proxy statement for its 2012 annual meeting of shareholders, which is incorporated by reference in this proxy statement/prospectus.

Management

The executive officers of Northfield Bancorp and Northfield Bank will not change as a result of the Mergers.

FLATBUSH BANCORP STOCK OWNERSHIP

The table below provides certain information about beneficial ownership of Flatbush Bancorp common stock as of September 12, 2012. The table shows information for:

•	Each person, or group of affiliated person, who is known to Flatbush Bancorp to beneficially own more than 5% of Flatbush Bancorp’s common stock;

•	Each of Flatbush Bancorp’s directors;

•	Each of Flatbush Bancorp’s executive officers; and

•	All of Flatbush Bancorp’s directors and executive officers as a group.

Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise noted, the address of each person is care of Flatbush Bancorp at Flatbush Bancorp’s principal executive office.

Name and Address of Beneficial Owners	Amount of Shares Owned and Nature of Beneficial Ownership		Percent of Shares of Common Stock Outstanding

5% or More Shareholders:

Flatbush Federal Bancorp, MHC (1)	1,484,208		54.2%
2146 Nostrand Avenue Brooklyn, New York

Cengiz Searfoss (2)	171,489		6.3%
Jennifer Searfoss Erol Searfoss Rana Searfoss 3 Stratford Road Farmington, Connecticut 06032

Directors and Executive Officers:

Jesus R. Adia	46,138	(3)	*
John S. Lotardo	29,436	(4)	*

D. John Antoniello	8,135	(5)	*
Patricia A. McKinley Scanlan	7,398	(5)	*
Alfred S. Pantaleone	7,176	(5)	*
Charles J. Vorbach	19,694	(5)	*
Michael J. Lincks	1,000		*

All Directors and Executive Officers as a Group (7 persons)	118,977	(6)	4.3%

*	Less than 1%
(1)	Flatbush Bancorp’s executive officers and directors are also executive officers and directors of Flatbush Federal Bancorp, MHC.
(2)	Based upon Amendment to 1 to Schedule 13D, filed with the Securities and Exchange Commission on December 9, 2011.
(3)	Includes 26,900 exercisable stock options.
(4)	Includes 17,117 exercisable stock options.
(5)	Includes 3,669 exercisable stock options.
(6)	Includes 58,693 exercisable stock options.

MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (PROPOSAL 2)

As required by Item 402(t) of Regulation S-K and Regulation 14A of the Securities Exchange Act, Flatbush Bancorp is providing its shareholders with the opportunity to cast a non-binding, advisory vote on the compensation that may become payable to its named executive officers in connection with the completion of the Mergers, as disclosed in the section of this proxy statement/prospectus captioned “Description of the Mergers—Interests of Certain Persons in the Mergers that are Different from Yours” beginning on page 51 of this proxy statement/prospectus, and the related table and narratives.

Your vote is requested. Flatbush Bancorp believes that the information regarding compensation that may become payable to its named executive officers in connection with the completion of the Mergers, as disclosed in the section of this proxy statement/prospectus captioned “Description of the Mergers— Interests of Certain Persons in the Mergers that are Different from Yours” is reasonable and demonstrates that Flatbush Bancorp’s executive compensation program was designed appropriately and structured to ensure the retention of talented executives and a strong alignment with the long-term interests of Flatbush Bancorp’s shareholders. This vote is not intended to address any specific item of compensation, but rather the overall compensation that may become payable to Flatbush Bancorp’s named executive officers in connection with the completion of the Mergers. In addition, this vote is separate and independent from the vote of shareholders to approve the completion of the Mergers. However, the compensation will not be payable in the event the Mergers are not completed. Flatbush Bancorp asks that its shareholders vote "FOR" the following resolution:

RESOLVED, that the compensation that may become payable to Flatbush Bancorp’s named executive officers in connection with the completion of the merger, as disclosed in the section captioned “Description of the Mergers—Interests of Certain Persons in the Mergers that are Different from Yours” (beginning on page 51 of the proxy statement/prospectus dated September 20, 2012) and the related table and narratives, is hereby APPROVED.

This vote is advisory and therefore, it will not be binding on Flatbush Bancorp, nor will it overrule any prior decision of Flatbush Bancorp or require Flatbush Bancorp’s board of directors (or any committee thereof) to take any action. However, Flatbush Bancorp’s board of directors values the opinions of Flatbush Bancorp’s shareholders, and to the extent that there is any significant vote against the named executive officer compensation as disclosed in this proxy statement/prospectus, Flatbush Bancorp’s board of directors will consider shareholders’ concerns and will evaluate whether any actions are necessary to address those concerns. Flatbush Bancorp’s board of directors will consider the affirmative vote of the holders of a majority of the outstanding shares of Flatbush Bancorp common stock entitled to vote on the matter “FOR” the foregoing resolution as advisory approval of the compensation that may become payable to Flatbush Bancorp’s named executive officers in connection with the completion of the Mergers.

FLATBUSH BANCORP’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE RESOLUTION SET FORTH ABOVE.

ADJOURNMENT OF THE SPECIAL MEETING (PROPOSAL 3)

If there are not sufficient votes to constitute a quorum or to approve the Merger Agreement at the time of the Flatbush Bancorp special meeting, the Merger Agreement cannot be approved unless the Flatbush Bancorp special meeting is adjourned to a later date or dates to permit further solicitation of proxies. To allow proxies that have been received by Flatbush Bancorp at the time of the special meeting to be voted for an adjournment, if deemed necessary, Flatbush Bancorp has submitted the question of adjournment to its shareholders as a separate matter for their consideration. THE BOARD OF DIRECTORS OF FLATBUSH BANCORP UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL. If it is deemed necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the place, date and time to which the special meeting is adjourned.

LEGAL MATTERS

The validity of the Northfield Bancorp common stock to be issued in the proposed Mid-Tier Merger has been passed upon for Northfield Bancorp by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C. Luse Gorman Pomerenk & Schick, P.C. has delivered an opinion to Northfield Bancorp as to certain federal income tax consequences of the Mergers.

EXPERTS

The consolidated financial statements of Northfield Bancorp and subsidiaries as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, which are incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Flatbush Bancorp and subsidiaries as of December 31, 2011 and 2010 and for the years then ended have been included in this proxy statement/prospectus in reliance upon the report of ParenteBeard LLC, independent registered public accounting firm, as stated in their report appearing herein, and upon the authority of said firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

Flatbush Bancorp will hold its 2013 annual meeting only if the Mergers are not completed. Flatbush Bancorp must receive proposals that shareholders seek to include in the proxy statement for Flatbush Bancorp’s next annual meeting no later than December 28, 2012. If next year’s annual meeting is held on a date more than 30 calendar days from May 24, 2013, a shareholder proposal must be received within a reasonable time before Flatbush Bancorp begins to print and mail its proxy solicitation for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules and regulations adopted by the Securities and Exchange Commission. Pursuant to Rule 14a-4(c) of the Securities Exchange Act of 1934, as amended, if a shareholder who intends to present a proposal at the 2013 annual meeting does not notify us of such proposal on or prior to December 28, 2012, then management proxies will be allowed to use their discretionary voting authority to vote on the proposal if the proposal is raised at the 2013 annual meeting, even though there is no discussion of the proposal in the 2013 proxy statement.

WHERE YOU CAN FIND MORE INFORMATION

Northfield Bancorp filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act to register the shares of Northfield Bancorp common stock to be issued to Flatbush Bancorp shareholders in the Mid-Tier Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Northfield Bancorp and a proxy statement of Flatbush Bancorp for its special meeting. As permitted by the Securities and Exchange Commission rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

Northfield Bancorp files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These filings are available to the public over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document Northfield Bancorp files with the Securities and Exchange Commission at its public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission, at 100 F Street, N.E., Room 1580, Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities.

The Securities and Exchange Commission allows Northfield Bancorp to “incorporate by reference” information into this proxy statement/prospectus. This means that Northfield Bancorp can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in this document. This document incorporates by reference the other documents that are listed below that Northfield Bancorp has previously filed with the Securities and Exchange Commission and additional documents that Northfield Bancorp files with the Securities and Exchange Commission between the date of this proxy statement/prospectus and the date of the Northfield Bancorp shareholder meeting. These documents contain important information about Northfield Bancorp’s financial condition.

Filings	Period of Report or Date Filed
• Annual Report on Form 10-K	Year ended December 31, 2011

• Quarterly Reports on Form 10-Q	Quarters Ended June 30, 2012 and March 31, 2012

• Proxy Statement for Northfield Bancorp’s 2012 Annual Meeting of Shareholders	April 9, 2012

• Current Reports on Form 8-K (other than information furnished under Items 2.02 and 7.01 of Form 8-K)	January 27, 2012, January 31, 2012, February 22, 2012, February 24, 2012, March 14, 2012, March 15, 2012, May 25, 2012, June 7, 2012, July 2, 2012 and August 27, 2012

•    The description of Northfield Bancorp’s common stock set forth in the Registration Statement on Form 8-A filed October 9, 2007, which incorporates by reference the portion of the “Description of Capital Stock of Northfield Bancorp, Inc.” contained in Northfield Bancorp’s Registration Statement on Form S-1, as amended (File No. 333-143643), initially filed on June 11, 2007.

Documents incorporated by reference are available from Northfield Bancorp without charge (except for exhibits to the documents unless the exhibits are specifically incorporated in this document by reference). You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Northfield Bancorp at the following address:

Northfield Bancorp, Inc.

581 Main Street, Suite 810

Woodbridge, New Jersey 07095

Attention: Investor Relations Department

Telephone: (732) 499-7200, ext. 2515

If you would like to request documents from Northfield Bancorp, please do so by October 10, 2012, to receive them before Flatbush Bancorp’s meeting of shareholders. If you request any incorporated documents, Northfield Bancorp will mail them to you by first-class mail, or other equally prompt means, within one business day of its receipt of your request.

Northfield Bancorp incorporates by reference additional documents that it may file with the Securities and Exchange Commission between the date of this document and the date of the special meetings. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 or 7.01 of Form 8-K), as well as proxy statements.

Northfield Bancorp has supplied all information contained in this proxy statement/prospectus relating to Northfield Bancorp, and Flatbush Bancorp has supplied all information relating to Flatbush Bancorp

You should rely only on the information contained in this proxy statement/prospectus when evaluating the Merger Agreement and the proposed Mergers. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated September 20, 2012. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders of Flatbush Bancorp or Northfield Bancorp nor the issuance of shares of Northfield Bancorp common stock as contemplated by the Merger Agreement shall create any implication to the contrary.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING OF SHAREHOLDERS

The Notice of Special Meeting of Shareholders, Proxy Statement/Prospectus and Proxy Card are available at http://www.cfpproxy.com/5530sm.

ANNEX A

AGREEMENT AND PLAN OF MERGER

By and Among

NORTHFIELD BANK,

NORTHFIELD BANCORP, INC.,

NORTHFIELD BANCORP, MHC

And

FLATBUSH FEDERAL SAVINGS AND LOAN ASSOCIATION,

FLATBUSH FEDERAL BANCORP, INC.,

FLATBUSH FEDERAL BANCORP, MHC

Dated as of March 13, 2012

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 13, 2012 is by and among (i) Northfield Bank, a Federal savings bank (“Northfield Bank”), Northfield Bancorp, Inc., a Federal corporation (“Northfield Bancorp”), Northfield Bancorp, MHC, a Federal mutual holding company (“Northfield MHC”), and (ii) Flatbush Federal Savings and Loan Association, a Federal savings and loan association (“Flatbush Federal Savings”), Flatbush Federal Bancorp, Inc., a Federal corporation (“Flatbush Federal Bancorp”), and Flatbush Federal Bancorp, MHC, a Federal mutual holding company (“Flatbush MHC”). Each of Northfield Bank, Northfield Bancorp, and Northfield MHC are sometimes referred to herein as the “Northfield Parties,” and each of Flatbush Federal Savings, Flatbush Federal Bancorp and Flatbush MHC are sometimes referred to herein as the “Flatbush Parties.” Northfield Bank, Northfield Bancorp, Northfield MHC, Flatbush Federal Savings, Flatbush Federal Bancorp and Flatbush MHC are sometimes collectively referred to as the “Parties.”

RECITALS

1. Northfield MHC owns a majority of the issued and outstanding capital stock of Northfield Bancorp, which owns all of the issued and outstanding capital stock of Northfield Bank. Northfield Bancorp has its principal offices located in Avenel, New Jersey while each of Northfield Bank and Northfield MHC has its principal offices located in Staten Island, New York.

2. Flatbush MHC owns a majority of the issued and outstanding capital stock of Flatbush Federal Bancorp, which owns all of the issued and outstanding capital stock of Flatbush Federal Savings. Each of Flatbush Federal Bancorp, Flatbush Federal Savings and Flatbush MHC has its principal offices located in Brooklyn, New York.

3. The Board of Directors of each of the Northfield Parties and the Board of Directors of each of the Flatbush Parties deem it in the best interests of its shareholders (and in the case of Northfield MHC, in the best interests of the Northfield MHC Members, and in the case of Flatbush MHC, in the best interests of the Flatbush MHC Members), for Flatbush MHC to merge with and into Northfield MHC with Northfield MHC as the surviving entity, for Flatbush Federal Bancorp to merge with and into Northfield Bancorp, with Northfield Bancorp as the surviving entity, and for Flatbush Federal Savings to merge with and into Northfield Bank with Northfield Bank as the surviving entity, all pursuant to the terms, conditions and procedures set forth in this Agreement and the exhibits hereto.

4. As a condition to the willingness of the Northfield Parties to enter into this Agreement, each of the directors of Flatbush Federal Bancorp and Flatbush MHC itself have entered into a Voting Agreement, substantially in the form of Exhibit C and Exhibit D hereto, respectively, dated as of the date hereof, with Northfield Bancorp (the “Voting Agreements”), pursuant to which each director of Flatbush Federal Bancorp, as well as Flatbush MHC itself, has agreed, among other things, to vote all shares of Flatbush Federal Bancorp Common Stock owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the Voting Agreements.

5. The Parties intend the Mergers to qualify as reorganizations within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the IRC.

6. The Parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated by this Agreement.

7. In consideration of the premises and of the mutual representations, warranties and covenants herein contained and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.01 Definitions

Except as otherwise provided herein, as used in this Agreement, the following terms shall have the indicated meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Acquisition Proposal” has the meaning given to such term in Section 5.10 of this Agreement.

“Acquisition Transaction” has the meaning given to such term in Section 5.10 of this Agreement.

“Adjusted Stockholders’ Equity” shall have the meaning given such term in Section 2.04(c) in this Agreement.

“Affiliate” means, with respect to any Person, any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“Agreement” means this agreement, and any amendment or supplement hereto, which constitutes a “plan of merger” between the Northfield Parties and the Flatbush Parties.

“Applications” means the applications to be filed with the appropriate Regulatory Authorities requesting approval of or nonobjection to the transactions described in this Agreement.

“Bank Merger” means the merger of Flatbush Federal Savings with and into Northfield Bank with Northfield Bank as the surviving entity. The Bank Merger shall follow the MHC Merger and the Mid-Tier Merger.

“Bank Merger Act” means the Bank Merger Act, within the FDIA and applicable regulations thereunder.

“Bank Merger Effective Date” means the date that the Articles of Combination evidencing shareholder approval of the Bank Merger is filed with the OCC or such other date as set forth in the Articles of Combination or as determined in accordance with applicable law.

“Certificate” means the certificate or certificates evidencing shares of Flatbush Federal Bancorp Common Stock.

“Claim” has the meaning given to such term in Section 6.08(a) of this Agreement.

“Closing” has the meaning given to such term in Section 2.03 of this Agreement.

“Closing Date” has the meaning given to such term in Section 2.03 of this Agreement.

“Confidentiality Agreement” has the meaning given to such term in Section 11.01 of this Agreement.

“Continuing Employees” has the meaning given to such term in Section 6.07(d) of this Agreement.

“CRA” means the Community Reinvestment Act.

“COBRA” has the meaning given to such term in Section 3.13(b) of this Agreement.

“Dissenters’ Shares” has the meaning given to such term in Section 2.08 of this Agreement.

“Disclosure Schedule” means the schedules delivered, before the execution of this Agreement, by one party to the other party which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more of the representations or warranties made by the party in Article III or IV hereof, as the case may be, or to one or more of the covenants of the party included in Article V or VI hereof, as the case may be. The inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty will not by itself be deemed an admission by a party that such item is material or that such item is reasonably likely to result in a Material Adverse Effect with respect to such party or was required to be disclosed therein.

“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

“Effective Time” has the meaning given to such term in Section 2.03 of this Agreement.

“Environmental Laws” means any applicable Federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Laws includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq. (“CERCLA”); the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001, et seq.; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq.; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

“Exchange Agent” means the bank or trust company or other agent designated by Northfield Bancorp, and reasonably acceptable to Flatbush Federal Bancorp, which shall act as agent for Northfield Bancorp in connection with the exchange procedures for converting Certificates into the Merger Consideration.

“Exchange Fund” has the meaning given to such term in Section 2.05 of this Agreement.

“Exchange Ratio” has the meaning given to such term in Section 2.04 of this Agreement.

“FDIA” means the Federal Deposit Insurance Act, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“FHLB” means the Federal Home Loan Bank of New York.

“Flatbush” means the Flatbush Parties and/or any direct or indirect Subsidiary of such entities.

“Flatbush Federal Bancorp” means Flatbush Federal Bancorp, Inc., a Federal corporation having its principal place of business located at 2146 Nostrand Avenue, Brooklyn, New York 11210.

“Flatbush Federal Bancorp Common Stock” means the common stock of Flatbush Federal Bancorp described in Section 3.03(a).

“Flatbush Federal Bancorp Compensation and Benefit Plans” has the meaning given to such term in Section 3.13 of this Agreement.

“Flatbush Federal Bancorp Defined Benefit Plan” has the meaning given to such term in Section 3.13(c) of this Agreement.

“Flatbush Federal Bancorp ERISA Affiliate” has the meaning given to such term in Section 3.13(c) of this Agreement.

“Flatbush Federal Bancorp Option” means an option to purchase shares of Flatbush Federal Bancorp Common Stock granted pursuant to the Flatbush Federal Bancorp Stock-Based Incentive Plan.

“Flatbush Federal Preferred Stock” has the meaning given to such term in Section 3.03(a) of this Agreement.

“Flatbush Federal Bancorp Regulatory Agreement” has the meaning given to such term in Section 3.12(c) of this Agreement.

“Flatbush Federal Bancorp Restricted Share” means shares of Flatbush Federal Bancorp Common Stock granted as restricted stock pursuant to the Flatbush Federal Bancorp Stock-Based Incentive Plan.

“Flatbush Federal Bancorp Shareholders Meeting” has the meaning given to such term in Section 7.01 of this Agreement.

“Flatbush Federal Bancorp Securities Documents” has the meaning given to such term in Section 3.06(a) of this Agreement.

“Flatbush Federal Bancorp Stock-Based Incentive Plan” means the Flatbush Federal Bancorp, Inc. 2004 Stock-Based Incentive Plan.

“Flatbush Federal Bancorp Subsequent Determination” has the meaning given to such term in Section 5.10 of this Agreement.

“Flatbush Federal Savings” means Flatbush Federal Savings and Loan Association, a federally chartered savings and loan association having its principal place of business located at 2146 Nostrand Avenue, Brooklyn, New York 11210.

“Flatbush Financials” means (i) the audited consolidated financial statements of Flatbush Federal Bancorp and its Subsidiaries as of December 31, 2010 and 2009 and for the three years ended December 31, 2010, including the notes thereto, and (ii) the unaudited interim consolidated financial statements of Flatbush Federal Bancorp as of each calendar quarter following December 31, 2010, in each case as filed by Flatbush Federal Bancorp in the Flatbush Federal Bancorp Securities Documents.

“Flatbush MHC” means Flatbush Federal Bancorp, MHC, a Federal mutual holding company having its principal place of business located at 2146 Nostrand Avenue, Brooklyn, New York 11210.

“Flatbush MHC Members” means those depositors of Flatbush Federal Savings who are members of Flatbush MHC in accordance with the charter and bylaws of Flatbush MHC and applicable regulations.

“Flatbush MHC Members Meeting” has the meaning given to such term in Section 7.03(a) of this Agreement.

“Flatbush Parties” means Flatbush Federal Savings, Flatbush Federal Bancorp and Flatbush MHC.

“Flatbush Subsidiary” means any direct or indirect Subsidiary of Flatbush Federal Bancorp, and includes Flatbush Federal Savings, except that it does not include any corporation the stock of which is held in the ordinary course of the lending activities of Flatbush Federal Savings.

“Former Flatbush Federal Bancorp Health Plan Participant” has the meaning given to such term in Section 6.07(d) of this Agreement.

“FRB” means the Board of Governors of the Federal Reserve System, including as successor to the Office of Thrift Supervision, and, where appropriate, either the Federal Reserve Bank of Philadelphia or Federal Reserve Bank of New York, as applicable.

“GAAP” means accounting principles generally accepted in the United States of America as in effect at the relevant date and consistently applied.

“Governmental Entity” means any Federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“HIPAA” has the meaning given to such term in Section 3.13(b) of this Agreement.

“HOLA” means the Home Owners’ Loan Act, as amended.

“Indemnified Parties” has the meaning given to such term in Section 6.08(a) of this Agreement.

“IRC” has the meaning given to such term in the Recitals.

“IRS” means the Internal Revenue Service.

“Knowledge” as used with respect to a Party (including references to such Party being aware of a particular matter) means those facts that are actually known or would have been known following a reasonable investigation by the chief executive officer, chief financial officer or chief lending officer of such Party, and includes any facts, matters or circumstances set forth in any written notice from any Regulatory Authority or Governmental Entity or any other material written notice received by that Party.

“Material Adverse Effect” means, with respect to a Northfield Party or a Flatbush Party, any effect, circumstance or occurrence that (i) is material and adverse to the financial condition, results of operations, assets or business of Northfield MHC, Northfield Bancorp and the Northfield Subsidiaries taken as a whole, or Flatbush MHC, Flatbush Federal Bancorp and the Flatbush Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of any of the Flatbush Parties, on the one hand, or the Northfield Parties, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in laws, rules or regulations affecting banks or thrift institutions or their holding companies generally, or interpretations thereof by courts or governmental agencies, (b) changes in GAAP or regulatory accounting principles or interpretations thereof generally applicable to financial institutions and/or their holding companies, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken in accordance with the terms of this Agreement or with the prior written consent of the other party, (d) the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of the Parties and their respective Subsidiaries, including the expenses incurred by the Parties hereto in consummating the transactions contemplated by this Agreement, and (e) changes in economic conditions generally, including changes in the general level of market interest rates, or in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, unless it uniquely affects either or both of the Parties or any of their Subsidiaries.

“Material Contracts” has the meaning given to such term in Section 3.09(c) of this Agreement.

“Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other hazardous or toxic materials regulated under Environmental Laws.

“Maximum Amount” has the meaning given to such term in Section 6.08(c) of this Agreement.

“Measurement Date” shall have the meaning given such term in Section 2.04(c) in this Agreement.

“Members Proxy Statement” means the proxy statement together with any supplements thereto, transmitted by Flatbush Federal Savings and/or Flatbush MHC to the Flatbush MHC Members in connection with the membership vote required with respect to the transactions contemplated by this Agreement.

“Merger Consideration” has the meaning given to such term in Section 2.04 of this Agreement.

“Merger Registration Statement” means the registration statement, together with all amendments, filed by Northfield Bancorp with the SEC under the Securities Act to register shares of Northfield Bancorp Common Stock to be offered to holders of Flatbush Federal Bancorp Common Stock in connection with the Merger, and shall include the Proxy Statement-Prospectus.

“Mergers” means collectively the Bank Merger, the MHC Merger and the Mid-Tier Merger.

“MHC Merger” means the merger of Flatbush MHC with and into Northfield MHC, with Northfield MHC as the surviving entity.

“MHC Shares” has the meaning given to such term in Section 3.03(a) of this Agreement.

“Mid-Tier Merger” means the merger of Flatbush Federal Bancorp with and into Northfield Bancorp with Northfield Bancorp as the surviving entity, which shall follow the MHC Merger.

“Minority Shareholders” shall mean owners of those shares of Flatbush Federal Bancorp other than Flatbush MHC.

“Nasdaq” means the Nasdaq Global Select Market.

“Northfield” means the Northfield Parties and/or any direct or indirect Subsidiary of such entities.

“Northfield Bancorp” means Northfield Bancorp, Inc., a Federal corporation having its principal place of business located at 1410 St. George Avenue, Avenel, New Jersey 07001.

“Northfield Bancorp Common Stock” means the common stock of Northfield Bancorp described in Section 4.03(a).

“Northfield Bancorp Option” means an option to purchase Northfield Bancorp Common Stock granted pursuant to the Northfield Bancorp Stock Benefit Plan.

“Northfield Bancorp Preferred Stock” has the meaning given to such term in Section 4.03(a) of this Agreement.

“Northfield Bancorp Regulatory Agreement” has the meaning given to such term in Section 4.10(c) of this Agreement.

“Northfield Bancorp Securities Documents” has the meaning given to such term in Section 4.06(a) of this Agreement.

“Northfield Bancorp Stock Benefit Plan” means the Northfield Bancorp, Inc. 2008 Equity Incentive Plan.

“Northfield Bank” means Northfield Bank, a federally chartered stock savings bank, having its home office located at 1731 Victory Boulevard, Staten Island, New York 10314.

“Northfield Financials” means (i) the audited consolidated financial statements of Northfield Bancorp and Subsidiaries as of December 31, 2010 and 2009, and for the three years ended December 31, 2010, including the notes thereto; and (ii) the unaudited interim consolidated financial statements of Northfield Bancorp as of each calendar quarter following December 31, 2010 included in Northfield Bancorp Securities Documents.

“Northfield MHC” means Northfield Bancorp, MHC, a federal mutual holding company having its home office located at 1731 Victory Boulevard, Staten Island, New York 10314.

“Northfield MHC Shares” has the meaning given to such term in Section 4.03(a) of this Agreement.

“Northfield Parties” means Northfield Bank, Northfield Bancorp and Northfield MHC.

“Northfield Subsidiary” means any direct or indirect Subsidiary of Northfield Bancorp, and includes Northfield Bank, except that it does not include any corporation the stock of which is held in the ordinary course of the lending activities of Northfield Bank.

“Notice of Superior Proposal” has the meaning given to such term in Section 5.10 of this Agreement.

“OCC” means the Office of the Comptroller of the Currency, including as successor to the Office of Thrift Supervision.

“Participation Facility” has the meaning given to such term in Section 3.15(b) of this Agreement.

“PBGC” has the meaning given to such term in Section 3.13(c) of this Agreement.

“Person” means any individual, corporation, partnership, joint venture, association, trust or “group” (as that term is defined under the Exchange Act).

“Previously Disclosed” means, with respect to any specific section or subsection of this Agreement, the information set forth by a party in (i) the corresponding section or subsection of its Disclosure Schedule, and (ii) any other section or subsection of its Disclosure Schedule to the extent it is reasonably clear from the context that the disclosure in such other section or subsection of its Disclosure Schedule is applicable to such specific section or subsection of this Agreement.

“Proxy Statement-Prospectus” has the meaning given to such term in Section 7.02(a) of this Agreement.

“Regulations” means applicable regulations promulgated by the FRB, the FDIC or the OCC with respect to the operations of the Flatbush Parties or the Northfield Parties.

“Regulatory Approvals” means the approval or required consent or waiver of any Regulatory Authority that is necessary in connection with the consummation of the Mergers and the related transactions contemplated by this Agreement.

“Regulatory Authority” or “Regulatory Authorities” means any agency or department of any Federal or state government having supervisory jurisdiction over the Parties and the transactions contemplated by this Agreement, including without limitation the FRB, the FDIC and the OCC.

“REIT” means Flatbush REIT, Inc., a New York real estate investment trust and an operating subsidiary of Flatbush Federal Savings.

“Release” means any spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, dumping, disposing or depositing.

“Representative” has the meaning given to such term in Section 5.10(a) of this Agreement.

“Right” means any warrant, option, right, convertible security or other capital stock equivalent that obligates an entity to issue its securities.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

“Securities Laws” means the Securities Act and the Exchange Act and the rules and regulations promulgated from time to time thereunder.

“Subsidiary” means any corporation, 50% or more of the capital stock of which is owned, either directly or indirectly, by another entity, except any corporation the stock of which is held as security by either Northfield Bank or Flatbush Federal Savings as the case may be, in the ordinary course of their lending activities.

“Superior Proposal” has the meaning given to such term in Section 5.10 of this Agreement.

“Termination Date” means November 30, 2012.

“Treasury Stock” has the meaning given to such term in Section 2.04(a) of this Agreement.

“Voting Agreements” has the meaning given to such term in the Recitals.

ARTICLE II

THE MERGERS AND RELATED MATTERS

Section 2.01 Effects of Mergers; Surviving Entities.

The Mergers will be effected as follows:

(a) The MHC Merger. Flatbush MHC shall merge with and into Northfield MHC with Northfield MHC as the surviving entity pursuant to the merger agreement substantially in the form of Exhibit A hereto. As a result of the MHC Merger, each holder of a deposit account in or a borrowing with Flatbush Federal Savings as of the effective time of the MHC Merger shall have the same rights and privileges in Northfield MHC as such person had at Flatbush MHC immediately prior to the effective time of the MHC Merger including, without limitation, for purposes of any subscription rights in any future conversion of Northfield MHC to stock form.

(b) The Mid-Tier Merger. Flatbush Federal Bancorp shall merge with and into Northfield Bancorp with Northfield Bancorp as the surviving entity pursuant to this Agreement. The separate existence of Flatbush Federal Bancorp shall cease, and all of the property (real, personal and mixed), rights, powers and duties and obligations of Flatbush Federal Bancorp shall be transferred to and assumed by Northfield Bancorp (or its wholly-owned subsidiary) as the surviving entity in the Mid-Tier Merger, without further act or deed, all in accordance with the HOLA and applicable Regulations. The Charter and Bylaws of Northfield Bancorp as in effect immediately prior to the Effective Time shall be the Charter and Bylaws of the surviving entity, until thereafter amended as provided therein and by applicable law. The directors and officers of Northfield Bancorp immediately prior to the Effective Time shall be the directors and officers of surviving entity, in each case until their respective successors are duly elected or appointed and qualified.

(c) The Bank Merger. Flatbush Federal Savings shall merge with and into Northfield Bank with Northfield Bank as the surviving entity pursuant to the merger agreement substantially in the form of Exhibit B hereto. As a result of the Bank Merger, each holder of a deposit account in Flatbush Federal Savings as of the effective time of the Bank Merger shall have the same rights and privileges in Northfield

MHC as if the deposit account had been established at Northfield Bank on the date established at Flatbush Federal Savings, and all deposit accounts established at Flatbush Federal Savings prior to the effective time of the Bank Merger shall confer on a depositor the same rights and privileges in Northfield MHC as if such deposit account had been established at Northfield Bank on the date established at Flatbush Federal Savings, including without limitation for purposes of any subscription rights in any future conversion of Northfield MHC to stock form.

(d) Modification of Structure. Notwithstanding any provision of this Agreement to the contrary, Northfield Bancorp may, subject to the filing of all necessary applications and the receipt of all required Regulatory Approvals, modify the structure of the transactions described in this Section 2.01, and the Parties shall enter into such alternative transactions, so long as (i) there are no adverse tax consequences to any of the shareholders of Flatbush Federal Bancorp or members of Flatbush MHC as a result of such modification, (ii) such modification will not materially delay or jeopardize receipt of any required Regulatory Approvals required under Section 7.04, and (iii) the consideration to be paid to the holders of Flatbush Federal Bancorp Common Stock under this Agreement is not thereby changed in kind or value or reduced in amount.

Section 2.02 Effect on Outstanding Shares of Northfield Bancorp Common Stock.

At and after the Effective Time, each share of Northfield Bancorp Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of Northfield Bancorp and shall not be affected by the Mid-Tier Merger.

Section 2.03. Closing; Effective Time.

The closing of the Mergers (“Closing”) shall occur on the date determined by Northfield Bancorp, in consultation with and upon no less than three (3) business days prior written notice to Flatbush Federal Bancorp, but in no event later than the close of business on the tenth business day following the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of those conditions), or such other date that may be agreed to in writing by the Parties (the date on which the Closing occurs being the “Closing Date”). The Mid-Tier Merger shall be effected by the filing of Articles of Combination with the FRB on the Closing Date in accordance with the HOLA. The Mid-Tier Merger shall become effective at such time the Articles of Combination are filed with the FRB, or at such later time as the Parties agree and specify in the Articles of Combination, in accordance with the HOLA (the date and time the Mid-Tier Merger becomes effective being the “Effective Time”).

Section 2.04. Conversion of Flatbush Federal Bancorp Common Stock.

At the Effective Time, by virtue of the Mid-Tier Merger and without any action on the part of Northfield Bancorp, Flatbush Federal Bancorp or the holders of any of the shares of Flatbush Federal Bancorp Common Stock:

(a) All shares of Flatbush Federal Bancorp Common Stock held in the treasury of Flatbush Federal Bancorp (“Treasury Stock”) and each share of Flatbush Federal Bancorp Common Stock owned by Northfield Bancorp immediately prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted) shall, at the Effective Time, cease to exist, and the Certificates for such shares shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

(b) Subject to Section 2.04(a), each share of Flatbush Federal Bancorp Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenters’ Shares) shall become and be converted into, as provided in and subject to the terms set forth in this Agreement, the right to receive 0.4748 of a share (the “Exchange Ratio”) of Northfield Bancorp Common Stock (the “Merger Consideration”).

(c) If the Adjusted Stockholders Equity (as defined below) of Flatbush Federal Bancorp as of the last day of the month prior to the month in which the Effective Time is expected to occur (the “Measurement Date”) is less than $18,275,000, the Exchange Ratio shall be decreased by an amount equal to ((x) the difference between $18,275,000 and the Adjusted Stockholders’ Equity as of the Measurement Date divided by (y) the number of outstanding shares of Flatbush Federal Bancorp Common Stock as of the Effective Time), divided by $13.69 (rounded to the nearest ten-thousandth). “Adjusted Stockholders’ Equity” shall mean the consolidated stockholders’ equity of Flatbush Federal Bancorp, calculated in accordance with GAAP, which shall be adjusted to: (i) exclude the effect of the payment or accrual of all customary fees and expenses directly related to this Agreement and the transactions contemplated hereby, calculated on a tax-effected basis where appropriate; and (ii) add any effects from accumulated other comprehensive income (“AOCI”) back to equity. Transaction expenses that may be excluded from the calculation of Adjusted Stockholders’ Equity include fees and expenses of legal counsel and financial advisors for services rendered in connection with this Agreement, payments made with respect to the termination of any existing data processing or other services contract, expenses incurred in connection with holding the Flatbush Federal Bancorp Shareholders Meeting and the Flatbush MHC Members Meeting, any payments or accruals with respect to termination of any officers or employees at or after the Effective Time, and any expenses related to actions taken at the request of Northfield Bancorp. Adjusted Stockholders’ Equity shall be calculated by Flatbush Federal Bancorp as of the close of business on the Measurement Date, using reasonable estimates of revenues and expenses where actual amounts are not available. Such calculation shall be subject to verification by Northfield Bancorp before the Closing.

(d) After the Effective Time, shares of Flatbush Federal Bancorp Common Stock shall be no longer outstanding and shall automatically be canceled and shall cease to exist, and, except as to Dissenters’ Shares, shall thereafter by operation of this section represent the right to receive the Merger Consideration.

(e) In the event Northfield Bancorp changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Northfield Bancorp Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction with respect to the outstanding Northfield Bancorp Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately and appropriately adjusted.

Section 2.05 Procedures for Exchange of Flatbush Federal Bancorp Common Stock.

(a) At or prior to the Effective Time, Northfield Bancorp shall reserve sufficient shares of Northfield Bancorp Common Stock equal to the aggregate amount of the Merger Consideration payable pursuant to Section 2.04 of this Article II (such shares of Northfield Bancorp Common Stock together with the cash in lieu of fractional shares to be paid in accordance with Section 2.05(i) herein being hereinafter referred to as the “Exchange Fund”).

(b) Northfield Bancorp shall cause the Exchange Agent, within five (5) business days after the Effective Time, to mail to each holder of a Certificate or Certificates, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates for the Merger Consideration into which the Flatbush Federal Bancorp Common Stock represented by such Certificates shall have been converted as a result of the Mid-Tier Merger. The letter of transmittal shall be subject to the approval of Flatbush Federal Bancorp (which shall not be unreasonably withheld, conditioned or delayed) and specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, the Merger Consideration and a check representing any cash payment in lieu of fractional shares which such former holder has the right to receive in respect of the Certificate(s) surrendered pursuant to the provisions of this Section 2.05, and the Certificate(s) so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Merger Consideration.

(c) The holder of a Certificate shall have no rights, after the Effective Time, with respect to such Flatbush Federal Bancorp Common Stock except to surrender the Certificate(s) in exchange for the Merger Consideration (and any cash in lieu of fractional shares) as provided in this Agreement.

(d) If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e) From and after the Effective Time, there shall be no transfers on the stock transfer books of Flatbush Federal Bancorp of the Flatbush Federal Bancorp Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Flatbush Federal Bancorp Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration (and any cash in lieu of fractional shares) and canceled as provided in this Article II.

(f) Neither Northfield Bancorp nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to applicable abandoned property, escheat or other similar law.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or Northfield Bancorp, the posting by such person of a bond in such amount as the Exchange Agent may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

(h) Northfield Bancorp or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Flatbush Federal Bancorp Common Stock such amounts as Northfield Bancorp (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the IRC, or any applicable provision of U.S. Federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by Northfield Bancorp or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Flatbush Federal Bancorp Common Stock in respect of whom such deduction and withholding were made by Northfield Bancorp or the Exchange Agent.

(i) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Northfield Bancorp Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Northfield Bancorp Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Northfield Bancorp. In lieu of the issuance of any such fractional share, Northfield Bancorp shall pay to each former holder of Flatbush Federal Bancorp Common Stock who otherwise would be entitled to receive a fractional share of Northfield Bancorp Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the average of the daily closing sales prices of a share of Northfield Bancorp Common Stock as reported on the Nasdaq for the five consecutive trading days immediately preceding the Closing Date. For purposes of determining any fractional share interest, all shares of Flatbush Federal Bancorp Common Stock owned by a Flatbush Federal Bancorp shareholder shall be combined so as to calculate the maximum number of whole shares of Northfield Bancorp Common Stock issuable to such Flatbush Federal Bancorp shareholder.

Section 2.06 Treatment of Flatbush Federal Bancorp Options.

At the Effective Time, all Flatbush Federal Bancorp Options that are outstanding and unexercised immediately prior thereto, whether vested or unvested, shall be canceled, and in lieu thereof the holders of such options shall be paid in cash an amount equal to the product of (i) the number of shares of Flatbush Federal Bancorp Common Stock subject to such option at the Effective Time and (ii) an amount equal to the excess of $6.50 over the exercise price per share of such option, net of any cash which must be withheld under federal and state income and employment tax requirements. Subject to the foregoing, the Flatbush Federal Bancorp Stock-Based Incentive Plan and all Flatbush Federal Bancorp Options issued thereunder shall terminate at the Effective Time. With respect to any Flatbush Federal Bancorp Options for which the exercise price is $6.50 or more, Flatbush Federal Bancorp’s Board of Directors shall adopt such resolutions or take such other actions as are required to provide for the cancellation of all such options, whether or not vested, as of the Effective Date, without any payment made in exchange therefor.

Section 2.07 Treatment of Flatbush Federal Bancorp Restricted Stock.

At the Effective Time, each outstanding Flatbush Federal Bancorp Restricted Share subject to vesting or other lapse restrictions shall vest in full and become free of such restrictions and, at the Effective Time, the holder thereof shall be entitled to receive the Merger Consideration with respect to each such Flatbush Federal Bancorp Restricted Shares (less any shares of Flatbush Federal Bancorp Common Stock withheld to satisfy the tax withholding obligations upon vesting, which shares shall be considered to have been delivered to the holder of Flatbush Federal Bancorp Restricted Shares) in accordance with Section 2.04.

Section 2.08 Dissenters’ Rights.

Notwithstanding any other provision of this Agreement to the contrary, shares of Flatbush Federal Bancorp Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Mid-Tier Merger nor consented thereto in writing and who shall have properly demanded payment of the fair value for such shares in accordance with the HOLA and the regulations issued thereunder (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders instead shall be entitled to such rights as are granted by the HOLA and the regulations issued thereunder, except that all Dissenters’ Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their dissenters’ rights under the HOLA and the regulations issued thereunder shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender, in the manner provided in Section 2.05, of the Certificate(s) that, immediately prior to the Effective Time, evidenced such shares. Flatbush Federal Bancorp shall give Northfield Bancorp (i) prompt notice of any written payment demands, attempted withdrawals of demands for payment and any other instruments served pursuant to the HOLA and the regulations issued thereunder and received by Flatbush Federal Bancorp relating to Dissenters’ Shares, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the HOLA and the regulations issued thereunder consistent with the obligations of Flatbush Federal Bancorp thereunder. Flatbush Federal Bancorp shall not, except with prior written consent of Northfield Bancorp, (x) make any payment with respect to such demand, (y) offer to settle or settle any demand for payment or (z) waive any failure to timely deliver a written demand for dissenters’ rights or timely take any other action to perfect dissenters’ rights in accordance with the HOLA and the regulations issued thereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE FLATBUSH PARTIES

Except as Previously Disclosed, each of the Flatbush Parties represents and warrants to Northfield Bancorp as follows:

Section 3.01 Standard.

Except as set forth in the following sentence, no representation or warranty of the Flatbush Parties contained in this Article III (other than the representation and warranty contained in Section 3.08, which shall be true in all respects) shall be deemed untrue or incorrect, and the Flatbush Parties shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of this Article III, has had or reasonably would be expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply to representations and warranties contained in Section 3.02 (other than Sections 3.02(d), 3.02(e) and 3.02(f) and the last sentence of Section 3.02(b)), Section 3.03, Section 3.04 (other than Section 3.04(b)(iii)) and Section 3.14, which shall be true and correct in all material respects.

Section 3.02 Organization.

(a) Flatbush MHC is a Federal mutual holding company organized and validly existing under the laws of the United States, and is duly registered as a savings and loan holding company under the HOLA. Flatbush MHC has the full corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Flatbush Federal Bancorp.

(b) Flatbush Federal Bancorp is a Federal corporation organized and validly existing under the laws of the United States, and is duly registered as a savings and loan holding company under the HOLA.

Flatbush Federal Bancorp has the full corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect on Flatbush Federal Bancorp. Other than shares of capital stock of Flatbush Federal Savings, and the Subsidiaries of Flatbush Federal Savings as Previously Disclosed, Flatbush Federal Bancorp does not own or control, directly or indirectly, or have the right to acquire directly or indirectly, an equity interest in any corporation, limited liability company, association, partnership, joint venture or other entity.

(c) Flatbush Federal Savings is a Federal savings and loan association organized and validly existing under the laws of the United States. Except for its Subsidiaries that are identified as Flatbush Subsidiaries, Flatbush Federal Savings does not possess, directly or indirectly, any material equity interest in any corporation, limited liability company, association, partnership, joint venture or other entity, except for equity interests held in its investment portfolio, equity interests held by Flatbush Federal Savings in a fiduciary capacity, and equity interests held in connection with its lending activities, including stock in the FHLB. Flatbush Federal Savings owns all of the outstanding shares of capital stock of each of its Subsidiaries free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature, except that, in the case of the REIT, Flatbush Federal Savings owns 100% of the common securities and less than 100% of the preferred securities. The deposits of Flatbush Federal Savings are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(d) Flatbush Federal Savings is a member in good standing of the FHLB and owns the requisite amount of stock therein.

(e) The respective minute books of Flatbush MHC, Flatbush Federal Bancorp and Flatbush Federal Savings accurately record, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees) through the date of this Agreement.

(f) Prior to the date of this Agreement, Flatbush Federal Bancorp has made available to Northfield Bancorp true and correct copies of the charters and bylaws of Flatbush Federal Savings, Flatbush Federal Bancorp and Flatbush MHC.

(g) Flatbush MHC is engaged in no activities other than holding shares of Flatbush Federal Bancorp Common Stock, and has no assets, other than shares of Flatbush Federal Bancorp Common Stock and cash or cash equivalents, and no liabilities.

Section 3.03 Capitalization.

(a) The authorized capital stock of Flatbush Federal Bancorp consists of nine million (9,000,000) shares of common stock, $0.01 par value (“Flatbush Federal Bancorp Common Stock”), and one million (1,000,000) shares of Preferred Stock, $0.01 par value (the “Flatbush Federal Bancorp Preferred Stock”). As of the date of this Agreement, there are 2,736,907 shares of Flatbush Federal Bancorp Common Stock outstanding, all of which are validly issued, fully paid and nonassessable and none of which were issued in violation of any preemptive rights, including 1,484,208 shares of Flatbush Federal Bancorp Common Stock held by Flatbush MHC (the “MHC Shares”). As of the date of this Agreement, there are no shares of Flatbush Federal Bancorp Preferred Stock issued and outstanding. There are 62,750 shares of Flatbush Federal Bancorp Common Stock held by Flatbush Federal Bancorp as treasury stock. Except for Flatbush Federal Bancorp Options, neither Flatbush Federal Bancorp nor any Flatbush Subsidiary has or is

bound by any Right of any character relating to the purchase, sale, issuance or voting of, or right to receive dividends or other distributions on, any shares of Flatbush Federal Bancorp Common Stock, or any other security of Flatbush Federal Bancorp or any Flatbush Subsidiary, or any securities representing the right to vote, purchase or otherwise receive any shares of Flatbush Federal Bancorp Common Stock or any other security of Flatbush Federal Bancorp.

(b) Flatbush MHC owns the MHC Shares free and clear of any lien or encumbrance. Except for shares of Flatbush Federal Bancorp Common Stock (and any equity interests that may be attributed to Flatbush MHC due to its ownership of Flatbush Federal Bancorp Common Stock), Flatbush MHC does not possess, directly or indirectly, any equity interest in any corporation.

(c) The authorized capital stock of Flatbush Federal Savings consists of nine million (9,000,000) shares of common stock, $0.01 par value, and one million (1,000,000) shares of preferred stock. There are one thousand (1,000) shares of Flatbush Federal Savings common stock outstanding, all of which are validly issued, fully paid and nonassessable and none of which were issued in violation of any preemptive rights, and all of which are owned by Flatbush Federal Bancorp free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever.

Section 3.04 Authority; No Violation.

(a) The Flatbush Parties have full power and authority to execute and deliver this Agreement, perform their obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Flatbush Parties and the completion by the Flatbush Parties of the transactions contemplated hereby have been duly and validly approved by the requisite vote of each Board of Directors of the Flatbush Parties and, except for approval from the shareholders of Flatbush Federal Bancorp, approval by Flatbush Federal Bancorp as the sole shareholder of Flatbush Federal Savings and the approval of the Flatbush MHC Members, no other corporate proceedings on the part of the Flatbush Parties are necessary to complete the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of the Flatbush Parties and constitutes the valid and binding obligations of each of the Flatbush Parties, enforceable against each of the Flatbush Parties in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and as to Flatbush Federal Savings the conservatorship or receivership provisions of the FDIA, and subject, as to enforceability, to general principles of equity.

(b) Subject to the receipt of approvals from the Regulatory Authorities and the compliance by the Flatbush Parties and the Northfield Parties with any conditions contained therein (including the expiration of any applicable waiting period),

(A) the execution and delivery of this Agreement by the Flatbush Parties,

(B) the consummation of the transactions contemplated hereby, and

(C) compliance by the Flatbush Parties with any of the terms or provisions hereof,

will not: (i) conflict with or result in a material breach of any provision of the charters or bylaws of any of the Flatbush Parties or the articles of incorporation of any Flatbush Subsidiary; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Flatbush Parties or any of the properties or assets of the Flatbush Parties; or (iii) except as Previously Disclosed, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of any of the Flatbush Parties under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which any Northfield Party is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (iii) above, for violations which, individually or in the aggregate, would not have a Material Adverse Effect on the Flatbush Parties.

(c) The affirmative vote of the holders of a majority of the issued and outstanding shares of Flatbush Federal Bancorp Common Stock held by Minority Shareholders , as well as an affirmative vote of two-thirds of all of the issued and outstanding shares of Flatbush Federal Bancorp Common Stock, are the only votes of holders of any class of Flatbush Federal Bancorp’s capital stock necessary to adopt and approve this Agreement and the transactions contemplated hereby.

(d) The board of directors of Flatbush Federal Bancorp, by resolution duly adopted by the requisite vote of the board of directors at a meeting duly called and held, has (x) determined that this Agreement, the Mid-Tier Merger and the other transactions contemplated hereby are fair to and in the best interests of Flatbush Federal Bancorp and its shareholders, and (y) recommended that the shareholders of Flatbush Federal Bancorp approve this Agreement and directed that such matter be submitted for consideration by the Flatbush Federal Bancorp shareholders at the Flatbush Federal Bancorp Shareholders Meeting.

(e) The board of directors of Flatbush MHC, by resolution duly adopted by the requisite vote of the board of directors at a meeting duly called and held, has (x) determined that this Agreement, the MHC Merger Agreement, the MHC Merger and the other transactions contemplated hereby are fair to and in the best interests of Flatbush MHC and its Members, and (y) determined to recommend that the Members of Flatbush MHC approve the MHC Merger and will direct that such matter be submitted for consideration by the Flatbush MHC Members at a Flatbush MHC Members Meeting.

Section 3.05 Consents.

Except as Previously Disclosed and for (a) filings with Regulatory Authorities, the receipt of the Regulatory Approvals, the expiration of any waiting periods, and compliance with any conditions contained therein, (b) the filing of the Articles of Combination with the Regulatory Authorities, (c) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (d) the filing with Regulatory Authorities of the Members Proxy Statement for any requisite vote of Flatbush MHC Members, (e) the filing with the Nasdaq Stock Market of a notification of the listing of the shares of Northfield Bancorp Common Stock to be issued in the Mid-Tier Merger, (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Northfield Bancorp Common Stock pursuant to this Agreement and (g) the approval of this Agreement by the requisite vote of the shareholders of Flatbush Federal Bancorp and the approval of the MHC Merger by the Flatbush MHC Members, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to the Knowledge of Flatbush Federal Bancorp, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by the Flatbush Parties, and (y) the completion of the Mergers by the Flatbush Parties. The Flatbush Parties have no Knowledge of any reason pertaining to the Flatbush Parties why any Regulatory Approvals or other required consents or approvals should not be received.

Section 3.06 Financial Statements and Securities Documents.

(a) The Annual Reports on Form 10-K for the years ended December 31, 2010 and December 31, 2009 filed with the SEC by Flatbush Federal Bancorp, and all other reports, registration statements, definitive proxy statements or information statements filed by Flatbush Federal Bancorp subsequent to December 31, 2009 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (the “Flatbush Federal Bancorp Securities Documents”), in the form filed with the SEC as of the date filed or, if amended or supplemented as of the date amended or supplemented, (A) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Flatbush Financials included or incorporated by reference into any such filing (including the related notes and schedules thereto) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations and cash flows of Flatbush Federal Bancorp and the Flatbush Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

(b) Flatbush Federal Bancorp has made available to the Northfield Parties true, correct and complete copies of all written correspondence between the SEC and it and any of its Subsidiaries occurring since December 31, 2010. There are no outstanding comments from or unresolved issues raised by the SEC with respect to any of Flatbush Federal Bancorp Securities Documents. The books and records of Flatbush Federal Bancorp and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) Flatbush Federal Bancorp and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2009 with any Governmental Entity (other than the SEC) and have paid all fees and assessments due and payable in connection therewith, except where the failure to make such filings or pay such fees would not have a Material Adverse Effect on the Flatbush Parties.

(d) Flatbush Federal Bancorp (x) has implemented and maintains a system of internal control over financial reporting (as required by Rule 13a-15(a) of the Exchange Act) that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets and (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (y) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Flatbush Federal Bancorp, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Flatbush Federal Bancorp by others within those entities, and (z) has disclosed, based on its most recent evaluation prior to the date hereof, to Flatbush Federal Bancorp’s outside auditors and the audit committee of Flatbush Federal Bancorp’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Flatbush Federal Bancorp’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Flatbush Federal Bancorp’s internal control over financial reporting. These disclosures (if any) were made in writing by management to Flatbush Federal Bancorp’s auditors and audit committee and a copy has previously been made available to Northfield Bancorp. Flatbush Federal Bancorp’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the year ended December 31, 2011, and such assessment concluded that such controls were effective.

(e) Since December 31, 2009, (A) neither Flatbush Federal Bancorp nor any of its Subsidiaries nor, to its Knowledge, any director, officer, employee, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of it or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that it or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing it or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by it or any of its officers, directors, employees or agents to its board of directors or any committee thereof or to any of its directors or officers.

(f) Since December 31, 2010, Flatbush Federal Bancorp and its Subsidiaries have not incurred any liability other than as reflected in the Flatbush Financials or in the ordinary course of business consistent with past practice.

Section 3.07 Taxes.

Flatbush Federal Bancorp and the Flatbush Subsidiaries are members of the same affiliated group within the meaning of IRC Section 1504(a). Each Flatbush Party and each Flatbush Subsidiary has duly filed all Federal, state and material local tax returns required to be filed by or with respect to it on or prior to the Closing Date, taking into account any extensions (all such returns, to the Knowledge of Flatbush Federal Bancorp, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material Federal, state and local taxes that have been incurred by or are due or claimed to be due from it by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined. As of the date of this Agreement, none of the Flatbush Parties has received written notice of, and to the Knowledge of Flatbush Federal Bancorp, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of any Flatbush Party or any Flatbush Subsidiary, and no written claim has been made by any authority in a jurisdiction where any Flatbush Party or any Flatbush Subsidiary does not file tax returns that a Flatbush Party or any Flatbush Subsidiary is subject to taxation in that jurisdiction. No Flatbush Party and no Flatbush Subsidiary has executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. Each Flatbush Party and each Flatbush Subsidiary has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and each Flatbush Party and each Flatbush Subsidiary, to the Knowledge of Flatbush Federal Bancorp, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

Section 3.08 No Material Adverse Effect.

Other than as disclosed in the Flatbush Federal Bancorp Securities Documents filed by Flatbush Bancorp on or before the date of this Agreement, the Flatbush Parties have not suffered any Material Adverse Effect since December 31, 2010 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on the Flatbush Parties.

Section 3.09 Material Contracts; Leases; Defaults.

(a) Except as Previously Disclosed, neither Flatbush MHC, Flatbush Federal Bancorp nor any Flatbush Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract or material arrangement with any past or present officer, director or employee, except for “at will” arrangements; (ii) any plan, material arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees; (iii) any collective bargaining agreement with any labor union relating to employees; (iv) any agreement which by its terms limits the payment of dividends by Flatbush Federal Bancorp or any Flatbush Subsidiary; (v) any instrument evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Flatbush Federal Bancorp or any Flatbush Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to Northfield Bancorp or any Northfield Bancorp Subsidiary; (vi) any other agreement, written or oral, that obligates Flatbush MHC, Flatbush Federal Bancorp or any Flatbush Subsidiary for the payment of more than $50,000 annually or for the payment of more than $100,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or payment (other than agreements for commercially available “off-the-shelf” software), or (vii) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by Flatbush Federal Bancorp or any Flatbush Subsidiary (it being understood that any non-compete or similar provision shall be deemed material, but any limitation on the scope of any license granted under any such agreement shall not be deemed material).

(b) Flatbush Federal Bancorp has Previously Disclosed each real estate lease to which it or any Flatbush Subsidiary is a party that requires the consent of the lessor or its agent resulting from the Mergers by virtue of the terms of any such lease. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, to its Knowledge, neither Flatbush Federal Bancorp nor any Flatbush Subsidiary is in default in any material respect under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(c) True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 3.09(a) and (b) (“Material Contracts”) have been made available to Northfield Bancorp on or before the date hereof, and are in full force and effect on the date hereof. Except as Previously Disclosed, no party to any Material Contract will have the right to terminate any or all of the provisions of any such Material Contract as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement.

(d) Since December 31, 2010, through and including the date of this Agreement, and except as publicly disclosed in the Flatbush Federal Bancorp Securities Documents filed or furnished prior to the date hereof, neither Flatbush Federal Bancorp nor any Flatbush Subsidiary has (i) except for (A) normal increases for employees (other than officers subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice, or (B) as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or severance plans and as Previously Disclosed by Flatbush Federal Bancorp), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted any options to purchase shares of Flatbush Federal Bancorp Common Stock, or any right to acquire any shares of its capital stock to any executive officer, director or employee other than grants to employees (other than officers subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice under the Flatbush Federal Bancorp Stock-Based Incentive Plan, (iii) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, (iv) made any material election for Federal or state income tax purposes, (v) made any material change in the credit policies or procedures of Flatbush Federal Bancorp or any of the Flatbush Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) except for a Previously Disclosed disposition of its main office, made any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments, (vii) entered into any lease of real or personal property requiring annual payments in excess of $50,000 other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of Flatbush Federal Bancorp or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.

Section 3.10 Ownership of Property; Insurance Coverage.

(a) Flatbush Federal Bancorp and each Flatbush Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by it or each Flatbush Subsidiary in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Flatbush Financials or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a Flatbush Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or that are being contested in good faith, (iii) non-monetary liens affecting real property that do not adversely affect the value or use of such real property, and (iv) those described and reflected in the Flatbush Financials. Flatbush Federal Bancorp and the Flatbush Federal Bancorp

Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by Flatbush Federal Bancorp and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.

(b) With respect to all material agreements pursuant to which Flatbush Federal Bancorp or any Flatbush Subsidiary has purchased securities subject to an agreement to resell, if any, Flatbush Federal Bancorp or such Flatbush Subsidiary, as the case may be, has a lien or security interest (which to Flatbush Federal Bancorp’s Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(c) Flatbush Federal Bancorp and each Flatbush Subsidiary currently maintain insurance considered by each of them to be reasonable for their respective operations. Except as Previously Disclosed, neither Flatbush Federal Bancorp nor any Flatbush Subsidiary, has received notice from any insurance carrier since December 31, 2009 that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased. Except as Previously Disclosed, there are presently no material claims pending under such policies of insurance and no notices have been given by Flatbush Federal Bancorp or any Flatbush Subsidiary under such policies (other than with respect to health or disability insurance). All such insurance is valid and enforceable and in full force and effect, and since December 31, 2009, Flatbush Federal Bancorp and each Flatbush Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies.

Section 3.11 Legal Proceedings.

Except as Previously Disclosed, neither Flatbush MHC, Flatbush Federal Bancorp nor any Flatbush Subsidiary is a party to any, and there are no pending or, to the Knowledge of Flatbush Federal Bancorp, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against Flatbush MHC, Flatbush Federal Bancorp or any Flatbush Subsidiary, (ii) to which Flatbush MHC, Flatbush Federal Bancorp or any Flatbush Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which would reasonably be expected to adversely affect the ability of any of the Flatbush Parties to perform under this Agreement, except as to (i) and (ii) above, for any proceeding, claim, action, investigation or inquiry which, if adversely determined, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect on Flatbush Parties.

Section 3.12 Compliance With Applicable Law.

(a) Except as Previously Disclosed and where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Flatbush Federal Bancorp, to Flatbush Federal Bancorp’s Knowledge each of Flatbush Federal Bancorp and each Flatbush Subsidiary is in compliance in all material respects with all applicable Federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Bank Secrecy Act, the USA PATRIOT Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, the Equal Credit Opportunity Act, the Fair Housing Act and all other applicable fair lending laws and other laws relating to discriminatory business practices and neither Flatbush Federal Bancorp nor any Flatbush Subsidiary has received any written notice to the contrary. The

Board of Directors of Flatbush Federal Savings has adopted, and Flatbush Federal Savings has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder.

(b) Each of Flatbush MHC, Flatbush Federal Bancorp and each Flatbush Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Regulatory Authorities that are required to allow it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licensees, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Flatbush Federal Bancorp; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect in all material respects and, to the Knowledge of Flatbush Federal Bancorp, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining Regulatory Approvals.

(c) Except as Previously Disclosed, since December 31, 2009, neither Flatbush MHC, Flatbush Federal Bancorp nor any Flatbush Subsidiary has received any written notification or, to Flatbush Federal Bancorp’s Knowledge, any other communication from any Regulatory Authority (i) asserting that Flatbush MHC, Flatbush Federal Bancorp or any Flatbush Subsidiary is not in material compliance with any of the statutes, regulations or ordinances that such Regulatory Authority enforces; (ii) requiring or threatening to require, Flatbush MHC, Flatbush Federal Bancorp or any Flatbush Subsidiary, or indicating that Flatbush MHC, Flatbush Federal Bancorp or any Flatbush Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any Federal or state governmental agency or authority that is charged with the supervision or regulation of banks or engages in the insurance of bank deposits; or (iii) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Flatbush Federal Bancorp or any Flatbush Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Flatbush Federal Bancorp Regulatory Agreement”). Neither Flatbush MHC, Flatbush Federal Bancorp nor any Flatbush Subsidiary has consented to or entered into any Flatbush Federal Bancorp Regulatory Agreement that is currently in effect. The most recent regulatory rating given to Flatbush Federal Savings as to compliance with the Community Reinvestment Act (“CRA”) is satisfactory or better.

(d) Flatbush Federal Bancorp is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002.

Section 3.13 Employee Benefit Plans.

(a) Flatbush Federal Bancorp has Previously Disclosed a list of all existing bonus, incentive, deferred compensation, supplemental executive retirement plans, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare benefit plans (including paid time off policies and other material benefit policies and procedures), fringe benefit plans, employment, consulting, settlement and change in control agreements and all other material benefit practices, policies and arrangements maintained by Flatbush MHC, Flatbush Federal Bancorp or any Flatbush Subsidiary in which any employee or former employee, consultant or former consultant or director or former director participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits (the “Flatbush Federal Bancorp Compensation and Benefit Plans”). Neither Flatbush MHC, Flatbush Federal Bancorp nor any

Flatbush Subsidiary has any commitment to create any additional Flatbush Federal Bancorp Compensation and Benefit Plan or to materially modify, change or renew any existing Flatbush Federal Bancorp Compensation and Benefit Plan (any modification or change that increases the cost of such plans would be deemed material), except as required to maintain the qualified status thereof. Flatbush Federal Bancorp has made available to Northfield Bancorp true and correct copies of the Flatbush Federal Bancorp Compensation and Benefit Plans.

(b) To the Knowledge of Flatbush Federal Bancorp, each Flatbush Federal Bancorp Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the IRC, the Age Discrimination in Employment Act, Part G of Subtitle I of ERISA and Section 4980B of the IRC (collectively, “COBRA”), the Health Insurance Portability and Accountability Act (“HIPAA”) and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the IRC, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA and HIPAA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Each Flatbush Federal Bancorp Compensation and Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and that is intended to be qualified under Section 401(a) of the IRC has received a favorable determination letter from the IRS or is entitled to rely on a determination letter issued to the sponsor of a master or prototype plan, and Flatbush Federal Bancorp is not aware of any circumstances that are reasonably likely to result in revocation of any such favorable determination letter. There is no material pending or, to the Knowledge of Flatbush Federal Bancorp, threatened action, suit or claim relating to any of the Flatbush Federal Bancorp Compensation and Benefit Plans (other than routine claims for benefits). Neither Flatbush Federal Bancorp nor any Flatbush Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Flatbush Federal Bancorp Compensation and Benefit Plan that would reasonably be expected to subject Flatbush Federal Bancorp or any Flatbush Subsidiary to a material unpaid tax or penalty imposed by either Chapter 43 of the IRC or Sections 409 or 502 of ERISA.

(c) No liability under Title IV of ERISA has been incurred by Flatbush Federal Bancorp or any Flatbush Subsidiary with respect to any Flatbush Federal Bancorp Compensation and Benefit Plan that is subject to Title IV of ERISA (“Flatbush Federal Bancorp Defined Benefit Plan”) currently or formerly maintained by Flatbush Federal Bancorp or any entity that is considered one employer with Flatbush Federal Bancorp under Section 4001(b)(1) of ERISA or Section 414 of the IRC (an “Flatbush Federal Bancorp ERISA Affiliate”) since the effective date of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to Flatbush Federal Bancorp or any Flatbush Federal Bancorp ERISA Affiliate of incurring a liability under such Title. No Flatbush Federal Bancorp Defined Benefit Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof. Except as Previously Disclosed, the fair market value of the assets of each Flatbush Federal Bancorp Defined Benefit Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Flatbush Federal Bancorp Defined Benefit Plan as of the end of the most recent plan year with respect to the respective Flatbush Federal Bancorp Defined Benefit Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Flatbush Federal Bancorp Defined Benefit Plan as of the date hereof; there is not currently pending with the Pension Benefits Guarantee Corporation (“PBGC”) any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made (other than as might be required with respect to this Agreement and the transactions contemplated thereby). Neither Flatbush Federal Bancorp nor any Flatbush Federal Bancorp ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA. Neither Flatbush Federal Bancorp, nor any Flatbush Federal Bancorp ERISA Affiliate, nor any Flatbush Federal Bancorp Compensation and Benefit Plan, including any Flatbush Federal Bancorp Defined Benefit Plan, nor any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which Flatbush Federal Bancorp, any Flatbush Federal Bancorp ERISA Affiliate, and any Flatbush Federal Bancorp Compensation and Benefit Plan, including any Flatbush Federal Bancorp Defined Benefit Plan or any such trust or any trustee or administrator thereof, could reasonably be expected to be subject to either a civil liability or penalty pursuant to Section 409, 502(i) or 502(l) of ERISA or a tax imposed pursuant to Chapter 43 of the IRC.

(d) All material contributions required to be made under the terms of any Flatbush Federal Bancorp Compensation and Benefit Plan have been timely made, and all anticipated contributions and funding obligations are accrued on Flatbush Federal Bancorp’s consolidated financial statements to the extent required by GAAP. Flatbush Federal Bancorp and each Flatbush Subsidiary has expensed and accrued as a liability the present value of future benefits under each applicable Flatbush Federal Bancorp Compensation and Benefit Plan for financial reporting purposes to the extent required by GAAP.

(e) Except as Previously Disclosed, neither Flatbush Federal Bancorp nor any Flatbush Subsidiary has any obligations to provide retiree health, life insurance, or disability insurance, or any retiree death benefits under any Flatbush Federal Bancorp Compensation and Benefit Plan, other than benefits mandated by COBRA. There has been no communication to employees by Flatbush Federal Bancorp or any Flatbush Subsidiary that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, or disability insurance, or any retiree death benefits.

(f) Flatbush Federal Bancorp and its Subsidiaries do not maintain any Flatbush Federal Bancorp Compensation and Benefit Plans covering employees who are not United States residents.

(g) With respect to each Flatbush Federal Bancorp Compensation and Benefit Plan, if applicable, Flatbush Federal Bancorp has provided or made available to Northfield Bancorp copies of the: (A) plan documents, trust instruments and insurance contracts; (B) three most recent IRS Forms 5500; (C) three most recent actuarial reports and financial statements; (D) most recent summary plan description; (E) most recent determination letter issued by the IRS; (F) any Form 5310 or Form 5330 filed with the IRS within the last three years; (G) most recent nondiscrimination tests performed under ERISA and the IRC (including 401(k) and 401(m) tests); and (H) PBGC Form 500 and 501 filings, along with the Notice of Intent to Terminate, ERISA Section 204(h) Notice, Notice of Plan Benefits, and all other documentation related to the termination of a Flatbush Federal Bancorp Pension Plan.

(h) Except as Previously Disclosed and set forth in Sections 2.06 and 2.07, the consummation of the Mergers will not, directly or indirectly (including, without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time) (A) entitle any employee, consultant or director to any payment or benefit (including severance pay, change in control benefit, or similar compensation) or any increase in compensation, (B) entitle any employee or independent contractor to terminate any plan, agreement or arrangement without cause and continue to accrue future benefits thereunder, or result in the vesting or acceleration of any benefits under any Flatbush Federal Bancorp Compensation and Benefit Plan, (C) result in any material increase in benefits payable under any Flatbush Federal Bancorp Compensation and Benefit Plan, or (D) entitle any current or former employee, director or independent contractor of Flatbush Federal Bancorp or any Flatbush Subsidiary to any actual or deemed payment (or benefit) which could constitute a “parachute payment” (as such term is defined in Section 280G of the IRC).

(i) Neither Flatbush Federal Bancorp nor any Flatbush Subsidiary maintains any compensation plans, programs or arrangements under which any payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162(m) of the IRC and the regulations issued thereunder.

(j) Except as Previously Disclosed, there are no stock options, stock appreciation or similar rights, earned dividends or dividend equivalents, or shares of restricted stock, outstanding under any of the Flatbush Federal Bancorp Compensation and Benefit Plans or otherwise as of the date hereof and none will be granted, awarded, or credited after the date hereof.

Section 3.14 Brokers, Finders and Financial Advisors.

Neither Flatbush MHC, Flatbush Federal Bancorp nor any Flatbush Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Sandler O’Neill & Partners, L.P. by Flatbush Federal Bancorp and the fee payable pursuant thereto. Flatbush Federal Bancorp has Previously Disclosed a true and correct copy of the engagement agreement with Sandler O’Neill & Partners, L.P. for its services rendered to the Flatbush Parties in connection with the Mergers and transactions contemplated by this Agreement.

Section 3.15 Environmental Matters.

(a) With respect to Flatbush Federal Bancorp and each Flatbush Subsidiary:

(i) To the Knowledge of Flatbush Federal Bancorp, neither the conduct nor operation of its business nor any condition of any property currently or previously owned or operated by it, results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon Flatbush Federal Bancorp or any Flatbush Subsidiary. Except as Previously Disclosed, to the Knowledge of Flatbush Federal Bancorp, no condition exists or event has occurred with respect to any of Flatbush Federal Bancorp or any Flatbush Subsidiary or any owned or operated property that is reasonably likely to result in any material liability to Flatbush Federal Bancorp or any Flatbush Subsidiary by reason of any Environmental Laws. Neither Flatbush Federal Bancorp nor any Flatbush Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that Flatbush Federal Bancorp or any Flatbush Subsidiary or the operation or condition of any property ever owned or operated by Flatbush Federal Bancorp or any Flatbush Subsidiary (including Participation Facilities) are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon Flatbush Federal Bancorp or any Flatbush Subsidiary;

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of Flatbush Federal Bancorp, threatened, before any court, governmental agency or other forum against Flatbush Federal Bancorp or any Flatbush Subsidiary (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or Release into the environment of any Materials of Environmental Concern whether or not occurring at or on a site owned, leased or operated by Flatbush Federal Bancorp or any Flatbush Subsidiary;

(iii) To Flatbush Federal Bancorp’s Knowledge, there are no underground storage tanks on, in or under any properties owned or operated by Flatbush Federal Bancorp or any of the Flatbush Federal Bancorp Subsidiaries, and to Flatbush Federal Bancorp’s Knowledge, no underground storage tanks have been closed or removed from any properties owned or operated by Flatbush Federal Bancorp or any of the Flatbush Federal Bancorp Subsidiaries or any Participation Facility except in compliance with Environmental Laws in all material respects; and

(iv) To the Knowledge of Flatbush Federal Bancorp, no condition exists on any property for which Flatbush Federal Bancorp holds a lien, that results or resulted in a material violation of Environmental Laws or creates a material liability under Environmental Law that is reasonably likely to impose a material liability (including a material remediation obligation) upon Flatbush Federal Bancorp or any Flatbush Subsidiary.

(b) “Participation Facility” means any facility in which Flatbush Federal Bancorp or its Subsidiaries participates in the management (as that term is defined under CERCLA), whether as a fiduciary, lender in control of the facility, owner or operator.

Section 3.16 Loan Portfolio.

(a) The allowance for loan losses reflected in Flatbush Federal Bancorp’s audited consolidated balance sheet at December 31, 2010 was, and the allowance for loan losses shown on the balance sheets in the Flatbush Federal Bancorp Securities Documents for periods ending after December 31, 2010 was or will be, adequate, as of the date thereof, under GAAP.

(b) Flatbush Federal Bancorp has Previously Disclosed a list setting forth, as of February 28, 2012, by account, of: (A) all loans (including loan participations) of Flatbush Federal Bancorp or any other Flatbush Subsidiary that have been accelerated during the past twelve months; (B) all loan commitments or lines of credit of Flatbush Federal Bancorp or any other Flatbush Subsidiary which have been terminated by Flatbush Federal Bancorp or any other Flatbush Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (C) each borrower, customer or other party which has notified Flatbush Federal Bancorp or any other Flatbush Subsidiary during three years preceding the date of this Agreement, or has asserted against Flatbush Federal Bancorp or any other Flatbush Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of Flatbush Federal Bancorp, each borrower, customer or other party which has given Flatbush Federal Bancorp or any other Flatbush Subsidiary any oral notification of, or orally asserted to or against Flatbush Federal Bancorp or any other Flatbush Subsidiary, any such claim; (D) all loans (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are as of the date of this Agreement classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list” or “special mention” (or words of similar import) by Flatbush Federal Bancorp and any Flatbush Subsidiary, or any applicable Regulatory Authority, (4) as to which a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (5) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (6) where a specific reserve allocation exists in connection therewith or (7) that are required to be accounted for as a troubled debt restructuring in accordance with Accounting Standards Codification 310-40; and (E) all assets classified by Flatbush Federal Savings or any Flatbush Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure. The foregoing excludes any individual loan with a principal balance of less than $50,000.

(c) All loans receivable (including discounts) and accrued interest entered on the books of Flatbush Federal Bancorp and the Flatbush Subsidiaries arose out of bona fide arm’s-length transactions and were made for good and valuable consideration in the ordinary course of Flatbush Federal Bancorp’s or the appropriate Flatbush Subsidiary’s respective business. To the Knowledge of Flatbush Federal Bancorp, the loans, discounts and the accrued interest reflected on the books of Flatbush Federal Bancorp and the Flatbush Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are owned by Flatbush Federal Bancorp or the appropriate Flatbush Subsidiary free and clear of any liens.

(d) The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

Section 3.17 Related Party Transactions.

Except as Previously Disclosed or as described in Flatbush Federal Bancorp’s Proxy Statement distributed in connection with the annual meeting of shareholders held on April 28, 2011, neither Flatbush Federal Bancorp nor any Flatbush Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of Flatbush Federal Bancorp or any Flatbush Subsidiary. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve substantially more than the normal risk of collectability or present other unfavorable features (as such terms are used under Item 404 of SEC Regulation S-K promulgated under the Securities Act and the Exchange Act). No loan or credit accommodation to any Affiliate of Flatbush Federal Bancorp or any Flatbush Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. To the Knowledge of Flatbush Federal Bancorp, neither Flatbush Federal Bancorp nor any Flatbush Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Flatbush Federal Bancorp is inappropriate.

Section 3.18 Registration Obligations.

Neither Flatbush Federal Bancorp nor any Flatbush Subsidiary is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

Section 3.19 Risk Management Instruments.

Except as may be included in its loan documents with its customers, Flatbush has not entered into and does not maintain any material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Flatbush Federal Bancorp’s own account, or for the account of one or more of Flatbush Federal Bancorp’s Subsidiaries or their customers.

Section 3.20 Fairness Opinion.

Flatbush Federal Bancorp has received a written opinion from Sandler O’Neill & Partners, L.P. to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration to be received by the shareholders of Flatbush Federal Bancorp other than Flatbush MHC pursuant to this Agreement is fair to such shareholders from a financial point of view.

Section 3.21 Fiduciary Accounts.

Flatbush Federal Savings and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither Flatbush nor any other Flatbush Subsidiary, and to the Knowledge of Flatbush Federal Bancorp, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

Section 3.22 Intellectual Property.

Flatbush Federal Bancorp and each Flatbush Subsidiary owns or, to Flatbush Federal Bancorp’s Knowledge, possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, service marks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of Flatbush Federal Bancorp’s or each of Flatbush Federal Bancorp’s Subsidiaries’ business, and neither Flatbush Federal Bancorp nor any Flatbush Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. Flatbush Federal Bancorp and each Flatbush Subsidiary has performed all the material obligations required to be performed, and are not in default in any respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. To the Knowledge of Flatbush Federal Bancorp, the conduct of the business of Flatbush Federal Bancorp and each Flatbush Subsidiary as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.

Section 3.23 Labor Matters.

There are no labor or collective bargaining agreements to which Flatbush Federal Bancorp or any Flatbush Subsidiary is a party. To the Knowledge of Flatbush Federal Bancorp, there is no union organizing effort pending or threatened against Flatbush Federal Bancorp or any Flatbush Subsidiary. There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of Flatbush Federal Bancorp, threatened against Flatbush Federal Bancorp or any Flatbush Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Flatbush Federal Bancorp, threatened against Flatbush Federal Bancorp or any Flatbush Subsidiary (other than routine employee grievances that are not related to union employees). Flatbush Federal Bancorp and each Flatbush Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.

Section 3.24 Flatbush Federal Bancorp Information Supplied.

The information relating to Flatbush Federal Bancorp and any Flatbush Subsidiary to be contained in the Proxy Statement-Prospectus, or furnished to Northfield Bancorp for inclusion in any other document filed with any Regulatory Authority or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE Northfield Parties

Except as Previously Disclosed, each of the Northfield Parties represent and warrant to Flatbush Federal Bancorp as follows:

Section 4.01 Standard.

Except as set forth in the following sentence, no representation or warranty of the Northfield Parties contained in this Article IV (other than the representation and warranty contained in Section 4.08, which shall be true in all respects) shall be deemed untrue or incorrect, and the Northfield Parties shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of this Article IV, has had or reasonably would be expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply to representations and warranties contained in Sections 4.02 (other than Sections 4.02(d) and 4.02(e) and the last sentence of Section 4.02(b)), Section 4.03, and Section 4.04 (other than Section 4.04(b)(iii)), which shall be true and correct in all material respects.

Section 4.02 Organization.

(a) Northfield MHC is a mutual holding company organized and validly existing under the laws of the United States, and is duly registered as a savings and loan holding company under the HOLA. Northfield MHC has full power and authority to carry on its business as now conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Northfield Bancorp.

(b) Northfield Bancorp is a corporation duly organized and validly existing under the laws of the United States, and is duly registered as a savings and loan holding company under the HOLA. Northfield Bancorp has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Northfield Bancorp.

(c) Northfield Bank owns all of the outstanding shares of capital stock of each Northfield Bank Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature, except that, in the case of the REIT, Northfield Bank owns 100% of the common securities and less than 100% of the preferred securities. Northfield Bank is a savings bank duly organized and validly existing under the laws of the United States. The deposits of Northfield Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Northfield Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

(d) The respective minute books of Northfield MHC, Northfield Bancorp and each Northfield Bancorp Subsidiary accurately record, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees).

(e) Prior to the date of this Agreement, Northfield Bancorp has made available to Flatbush Federal Bancorp true and correct copies of the charters and bylaws of Northfield MHC, Northfield Bancorp and the Northfield Bank.

Section 4.03 Capitalization.

(a) The authorized capital stock of Northfield Bancorp consists of ninety million (90,000,000) shares of common stock, $0.01 par value (“Northfield Bancorp Common Stock”), and ten million (10,000,000) shares of Preferred Stock, $0.01 par value (the “Northfield Bancorp Preferred Stock”). There are 40,518,591 shares of Northfield Bancorp Common Stock outstanding, all of which are validly issued, fully paid and nonassessable and none of which were issued in violation of any preemptive rights, including 24,641,684 shares of Northfield Bancorp Common Stock held by Northfield MHC (the “Northfield MHC Shares”). There are no shares of Northfield Bancorp Preferred Stock issued and outstanding. There are 5,195,035 shares of Northfield Bancorp Common Stock held by Northfield Bancorp as treasury stock. Except for Northfield Bancorp Options, neither Northfield Bancorp nor any Northfield Bancorp Subsidiary has or is bound by any Right of any character relating to the purchase, sale, issuance or voting of, or right to receive dividends or other distributions on, any shares of Northfield Bancorp Common Stock, or any other security of Northfield Bancorp or any Northfield Bancorp Subsidiary, or any securities representing the right to vote, purchase or otherwise receive any shares of Northfield Bancorp Common Stock or any other security of Northfield Bancorp.

(b) Northfield MHC owns the Northfield MHC Shares free and clear of any lien or encumbrance. Except for shares of Northfield Bancorp Common Stock (and any equity interests that may be attributed to Northfield MHC due to its ownership of Northfield Bancorp Common Stock), Northfield MHC does not possess, directly or indirectly, any equity interest in any corporation.

(c) There are one hundred (100) shares of Northfield Bank common stock outstanding, all of which are validly issued, fully paid and nonassessable and none of which were issued in violation of any preemptive rights, and all of which are owned by Northfield Bancorp free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever.

Section 4.04 Authority; No Violation.

(a) The Northfield Parties have full power and authority to execute and deliver this Agreement, perform their obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Northfield Parties and the completion by the Northfield Parties of the transactions contemplated hereby have been duly and validly approved by the requisite vote of each Board of Directors of the Northfield Parties and by Northfield Bancorp as the sole shareholder of Northfield Bank, and no other corporate proceedings on the part of the Northfield Parties are necessary to complete the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of the Northfield Parties and constitutes the valid and binding obligations of each of the Northfield Parties, enforceable against each of the Northfield Parties in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and as to Northfield Bank, the conservatorship or receivership provisions of the FDIA, and subject, as to enforceability, to general principles of equity.

(b) Subject to the receipt of approvals from the Regulatory Authorities and the compliance by the Northfield Parties and the Flatbush Parties with any conditions contained therein (including the expiration of any applicable waiting period),

(A) the execution and delivery of this Agreement by the Northfield Parties,

(B) the consummation of the transactions contemplated hereby, and

(C) compliance by the Northfield Parties with any of the terms or provisions hereof,

will not: (i) conflict with or result in a material breach of any provision of the charters or bylaws of any of the Northfield Parties or the articles of incorporation of any Northfield Subsidiary; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Northfield Parties or any of the properties or assets of the Northfield Parties; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of any of the Northfield Parties under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which any Northfield Party is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (iii) above, for violations which, individually or in the aggregate, would not have a Material Adverse Effect on the Northfield Parties.

(c) The board of directors of Northfield Bancorp, by resolution duly adopted by the requisite vote of the board of directors at a meeting duly called and held, has (x) determined that this Agreement, the Mid-Tier Merger and the other transactions contemplated hereby are fair to and in the best interests of Northfield Bancorp and its shareholders.

Section 4.05 Consents.

Except for (a) filings with Regulatory Authorities, the receipt of the Regulatory Approvals, and compliance with any conditions contained therein, (b) the filing of the Articles of Combination with the Regulatory Authorities, (c) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (d) the filing with Regulatory Authorities of the Members Proxy Statement for any requisite vote of Flatbush MHC Members, (e) the filing with the Nasdaq Stock Market of a notification of the listing of the shares of Northfield Bancorp Common Stock to be issued in the Mid-Tier Merger, (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Northfield Bancorp Common Stock pursuant to this Agreement and (g) the approval of this Agreement by the requisite vote of the shareholders of Flatbush Federal Bancorp and the approval of the MHC Merger by the Flatbush MHC Members, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to the Knowledge of Northfield Bancorp, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by the Northfield Parties, and (y) the completion of the Mergers by the Northfield Parties. The Northfield Parties have no Knowledge of any reason pertaining to the Northfield Parties why any Regulatory Approvals or other required consents or approvals will not be received.

Section 4.06 Financial Statements and Securities Documents.

(a) The Annual Reports on Form 10-K for the years ended December 31, 2010 and December 31, 2009 filed with the SEC by Northfield Bancorp, and all other reports, registration statements, definitive proxy statements or information statements filed by Northfield Bancorp subsequent to December 31, 2009 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act or under the securities regulations of the SEC (the “Northfield Bancorp Securities Documents”), in the form filed with the SEC as of the date filed or, if amended or supplemented as of the date amended or supplemented, (A) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Northfield Financials included or incorporated by reference into any such filing (including the related notes and schedules thereto) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations and cash flows of Northfield Bancorp and the Northfield Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

(b) Northfield Bancorp has made available to the Flatbush Parties true, correct and complete copies of all written correspondence between the SEC and any of its subsidiaries occurring since December 31, 2010 and prior to the date hereof. There are no unresolved written comments received from the SEC Staff with respect to any of Northfield Bancorp Securities Documents. The books and records of Northfield Bancorp and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) Northfield Bancorp and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2009 with any Governmental Entity (other than the SEC) and have paid all fees and assessments due and payable in connection therewith.

(d) Northfield Bancorp (x) has implemented and maintains a system of internal control over financial reporting (as required by Rule 13a-15(a) of the Exchange Act) that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets and (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (y) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Northfield Bancorp, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Northfield Bancorp by others within those entities, and (z) has disclosed, based on its most recent evaluation prior to the date hereof, to Northfield Bancorp’s outside auditors and the audit committee of Northfield Bancorp’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Northfield Bancorp’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Northfield Bancorp’s internal control over financial reporting. These disclosures (if any) were made in writing by management to Northfield Bancorp’s auditors and audit committee and a copy has previously been made available to Flatbush Federal Bancorp. Northfield Bancorp’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the year ended December 31, 2011, and such assessment concluded that such controls were effective.

(e) Since December 31, 2009, (A) neither Northfield Bancorp nor any of its Subsidiaries nor, to its Knowledge, any director, officer, employee, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of it or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that it or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing it or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by it or any of its officers, directors, employees or agents to its board of directors or any committee thereof or to any of its directors or officers.

(f) Since December 31, 2010, Northfield Bancorp and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

(g) The allowance for loan losses reflected in Northfield Bancorp’s audited statement of condition at December 31, 2010 was, and the allowance for loan losses shown on the balance sheets in the Northfield Bancorp Securities Documents for periods ending after December 31, 2010 were and will be, adequate, as of the dates thereof, under GAAP.

Section 4.07 Taxes.

Each Northfield Party and each Northfield Subsidiary has duly filed all Federal, state and material local tax returns required to be filed by or with respect to it on or prior to the Closing Date, taking into account any extensions (all such returns, to the Knowledge of Northfield Bancorp, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material Federal, state and local taxes that have been incurred by or are due or claimed to be due from it by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined. As of the date of this Agreement, none of the Northfield Parties has received written notice of, and to Knowledge of Northfield Bancorp, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of any Northfield Party or any Northfield Subsidiary, and no written claim has been made by any authority in a jurisdiction where any Northfield Party or any Northfield Subsidiary does not file tax returns that a Northfield Party or any Northfield Subsidiary is subject to taxation in that jurisdiction. No Northfield Party and no Northfield Subsidiary has executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. Each Northfield Party and each Northfield Subsidiary has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and each Northfield Party and each Northfield Subsidiary, to the Knowledge of Northfield Bancorp, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

Section 4.08 No Material Adverse Effect.

The Northfield Parties have not suffered any Material Adverse Effect since December 31, 2010 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on the Northfield Parties.

Section 4.09 Legal Proceedings.

Neither Northfield MHC, Northfield Bancorp nor any Northfield Bancorp Subsidiary is a party to any, and there are no pending or, to the Knowledge of Northfield Bancorp, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against Northfield MHC, Northfield Bancorp or any Northfield Bancorp Subsidiary, (ii) to which Northfield MHC, Northfield Bancorp or any Northfield Bancorp Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which would reasonably be expected to adversely affect the ability of the Northfield Parties to perform under this Agreement, except as to (i) and (ii) above, for any proceeding, claim, action, investigation or inquiry which, if adversely determined, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect on the Northfield Parties.

Section 4.10 Compliance With Applicable Law.

(a) Except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Northfield Bancorp, to Northfield Bancorp’s knowledge, each of Northfield Bancorp and each Northfield Bancorp Subsidiary is in compliance in all material respects with all applicable Federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Bank Secrecy Act, the USA PATRIOT Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, the Equal Credit Opportunity Act, the Fair Housing Act and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither Northfield Bancorp nor any Northfield Bancorp Subsidiary has received any written notice to the contrary. The Board of Directors of Northfield Bank has adopted and Northfield Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder.

(b) Each of Northfield MHC, Northfield Bancorp and each Northfield Bancorp Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Regulatory Authorities that are required to allow it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licensees, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Northfield Bancorp; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of Northfield Bancorp, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the Regulatory Approvals.

(c) Since December 31, 2009, neither Northfield MHC, Northfield Bancorp nor any Northfield Bancorp Subsidiary has received any written notification or, to Northfield Bancorp’s Knowledge, any other communication from any Regulatory Authority (i) asserting that Northfield MHC, Northfield Bancorp or any Northfield Bancorp Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which that Regulatory Authority enforces; (ii) requiring or threatening to require, Northfield MHC, Northfield Bancorp or any Northfield Bancorp Subsidiary, or indicating that Northfield MHC, Northfield Bancorp or any Northfield Bancorp Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any Federal or state governmental agency or authority that is charged with the supervision or regulation of banks or engages in the insurance of bank deposits; or (iii) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Northfield Bancorp or any Northfield Bancorp Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as an “Northfield Bancorp Regulatory Agreement”). Neither Northfield MHC, Northfield Bancorp nor any Northfield Bancorp Subsidiary has consented to or entered into any Northfield Bancorp Regulatory Agreement that is currently in effect. The most recent regulatory rating given to Northfield Bank as to compliance with the CRA is satisfactory or better.

(d) Northfield Bancorp is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq.

Section 4.11 Northfield Bancorp Common Stock.

The shares of Northfield Bancorp Common Stock to be issued as Merger Consideration pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

Section 4.12 Northfield Bancorp Information Supplied.

The information relating to Northfield Bancorp and any Northfield Bancorp Subsidiary to be contained in the Proxy Statement-Prospectus, or in any other document filed with any Regulatory Authority or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement-Prospectus will comply with the provisions of the Exchange Act and the rules and regulations thereunder and the provisions of the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by Northfield Bancorp with respect to statements made or incorporated by reference therein based on information supplied by Flatbush Federal Bancorp specifically for inclusion or incorporation by reference in the Proxy Statement-Prospectus.

Section 4.13 Environmental Matters.

(a) To the Knowledge of Northfield Bancorp, neither the conduct nor operation of its business nor any condition of any property currently or previously owned or operated by it, results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon Northfield Bancorp or any Northfield Subsidiary. To the Knowledge of Northfield Bancorp, no condition exists or event has occurred with respect to Northfield Bancorp or any Northfield Subsidiary or any owned or operated property that is reasonably likely to result in any material liability to Northfield Bancorp or any Northfield Subsidiary by reason of any Environmental Laws.

(b) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Northfield Bancorp’s Knowledge, threatened, before any court, governmental agency or other forum against Northfield Bancorp or any Northfield Subsidiary (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or Release into the environment of any Materials of Environmental Concern, whether or not occurring at or on a site owned, leased or operated by any of the Northfield Bancorp or any Northfield Subsidiary.

ARTICLE V

COVENANTS OF the Flatbush Parties

Section 5.01 Conduct of Business.

(a) Affirmative Covenants. During the period from the date of this Agreement to the Effective Time, except with the written consent of Northfield Bancorp, which consent will not be unreasonably withheld, conditioned or delayed, each of the Flatbush Parties will, and it will cause each Flatbush Subsidiary to: operate its business in the usual, regular and ordinary course of business; use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action which would, or would be reasonably likely to, (i) materially adversely affect the ability of the Parties to obtain any Regulatory Approvals or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or (ii) materially adversely affect its ability to perform its covenants and agreements under this Agreement.

(b) Negative Covenants. Each of the Flatbush Parties agrees that from the date of this Agreement to the Effective Time, except as otherwise specifically permitted or required by this Agreement or as Previously Disclosed, without the written consent of Northfield Bancorp (which consent shall not be unreasonably withheld, conditioned or delayed), it will not, and it will cause each Flatbush Subsidiary not to:

(i) change or waive any provision of its Charter or Bylaws, or appoint a new director to its board of directors;

(ii) change the number of authorized or issued shares of its capital stock, issue any shares of Flatbush Federal Bancorp Common Stock, including any shares that are held as “treasury shares” as of the date of this Agreement, or issue or grant any Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under the Flatbush Federal Bancorp Stock-Based Incentive Plan or any other equity compensation plan or arrangement, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock; notwithstanding the foregoing, Flatbush Federal Bancorp may issue shares of Flatbush Federal Bancorp Common Stock upon the valid exercise, in accordance with the information Previously Disclosed, of presently outstanding Flatbush Federal Bancorp Options issued under the Flatbush Federal Bancorp Stock-Based Incentive Plan.

(iii) except as Previously Disclosed, enter into, amend in any material respect or terminate any contract or agreement except for any such contract or agreement that is for a term of twelve months or less or terminable at will without penalty, involves a cost in the aggregate of less than $50,000, and is otherwise in the ordinary course of business;

(iv) make application for the opening or closing of any, or, open or close any, branch or automated banking facility;

(v) grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (i) as may be required pursuant to commitments existing on the date hereof and as Previously Disclosed, and (ii) pay increases in the ordinary course of business consistent with past practice to non-executive officer employees. Neither Flatbush Federal Bancorp nor any Flatbush Subsidiary shall hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of $50,000, provided that Flatbush Federal Bancorp or a Flatbush Subsidiary may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business;

(vi) enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

(vii) merge or consolidate Flatbush Federal Bancorp or any Flatbush Subsidiary with any other corporation; sell or lease all or any substantial portion of the assets or business of Flatbush Federal Bancorp or any Flatbush Subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between Flatbush Federal Bancorp, or any Flatbush Subsidiary, and any other person; or enter into a purchase and assumption transaction with respect to deposits and liabilities;

(viii) sell or otherwise dispose of any asset of Flatbush Federal Bancorp or of any Flatbush Subsidiary other than in the ordinary course of business consistent with past practice; except for transactions with the FHLB, subject any asset of Flatbush Federal Bancorp or of any Flatbush Subsidiary to a lien, pledge, security interest or other encumbrance other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

(ix) voluntarily take any action which would result in any of the representations and warranties of the Flatbush Parties set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article VIII hereof not being satisfied, except in each case as may be required by applicable law;

(x) change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Regulatory Authority responsible for regulating Flatbush Federal Bancorp or Flatbush Federal Savings;

(xi) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness to which Flatbush Federal Bancorp or any Flatbush Subsidiary is a party;

(xii) purchase any securities other than in accordance with Flatbush Federal Bancorp’s investment policy and in the ordinary course of business consistent with past practice;

(xiii) except for commitments issued prior to the date of this Agreement that have not yet expired and that have been Previously Disclosed, and the renewal of existing lines of credit, make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) other than in accordance with Flatbush Federal Savings’ existing lending policies and in the ordinary course of business consistent with past practice. In addition, the prior approval of Northfield Bancorp is required with respect to the following: (i) any new loan or credit facility commitment to any borrower or group of affiliated borrowers in an amount in excess of $500,000 for a commercial real estate loan, $300,000 for a construction loan, $500,000 for a residential loan or whose credit exposure with Flatbush Federal Savings, Flatbush Federal Bancorp, or any Flatbush Subsidiary in the aggregate, exceeds $1.0 million prior to thereto or as a result thereof; and (ii) any new loan or credit facility commitment secured by any property located outside of New York or New Jersey;

(xiv) enter into, renew, extend or modify any transaction (other than a deposit transaction) with any Affiliate;

(xv) enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest other than in the ordinary course of business consistent with past practice;

(xvi) except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance hereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;

(xvii) make any material change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; deposit pricing or gathering; or other material banking policies except as may be required by changes in applicable law or regulations, GAAP or by a Regulatory Authority;

(xviii) except for the execution of this Agreement, and the transactions contemplated herein, take any action that would give rise to an acceleration of the right to payment to any individual under any Flatbush Federal Bancorp Compensation and Benefit Plan;

(xix) other than as Previously Disclosed make any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and as Previously Disclosed, and other than expenditures necessary to maintain existing assets in good repair;

(xx) pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, except, in consultation with Northfield Bancorp, with respect to any such payment, discharge, settlement or compromise made in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $50,000 individually or $100,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings, or waive or release any material rights or claims, or agree to consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

(xxi) except where it is a participant and not the lead lender, foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of Materials of Environmental Concern;

(xxii) purchase or sell any mortgage loan servicing rights;

(xxiii) issue any broadly distributed communication relating to the Mergers to employees (including general communications relating to benefits and compensation) without prior consultation with Northfield Bancorp and, to the extent relating to post-Closing employment, benefit or compensation information without the prior consent of Northfield Bancorp (which shall not be unreasonably withheld, delayed or conditioned) or issue any broadly distributed communication to customers relating to the Mergers without the prior approval of Northfield Bancorp (which shall not be unreasonably withheld, delayed or conditioned), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Mergers or other transactions contemplated hereby;

(xxiv) (1) take any action or knowingly fail to take any reasonable action that would, or would be reasonably likely to, prevent, impede or delay the Mergers from qualifying as reorganizations within the meaning of Section 368(a) of the IRC, or (2) take any action that is reasonably likely to result in a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation; or

(xxv) agree to do any of the foregoing.

Section 5.02 Current Information.

(a) During the period from the date of this Agreement to the Effective Time, Flatbush Federal Bancorp will cause one or more of its representatives to confer with representatives of Northfield Bancorp and report the general status of its ongoing operations at such times as Northfield Bancorp may reasonably request, provided that such representatives shall be subject to the Confidentiality Agreement. Flatbush Federal Bancorp will promptly notify Northfield Bancorp of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving Flatbush Federal Bancorp or any Flatbush Subsidiary. Without limiting the foregoing, senior officers of Northfield Bancorp and

Flatbush Federal Bancorp shall meet on a reasonably regular basis (expected to be at least monthly) to review the financial and operational affairs of Flatbush Federal Bancorp and its Subsidiaries, in accordance with applicable law, and Flatbush Federal Bancorp shall give due consideration to Northfield Bancorp’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Northfield Bancorp nor any Northfield Bancorp Subsidiary shall under any circumstance be permitted to exercise control of Flatbush Federal Bancorp or any Flatbush Subsidiary prior to the Effective Time.

(b) Representatives of Flatbush Federal Savings and Northfield Bank shall meet on a regular basis to discuss and plan for the conversion of Flatbush Federal Savings’ data processing and related electronic informational systems to those used by Northfield Bank, which planning shall include, but not be limited to, discussion of the possible termination by Flatbush Federal Savings of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by Flatbush Federal Savings in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that Flatbush Federal Savings shall not be obligated to take any such action prior to the Effective Time and no conversion shall take place prior to the Effective Time. In the event that Flatbush Federal Savings takes, at the request of Northfield Bank, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees or charges, Northfield Bank shall indemnify Flatbush Federal Savings for any such fees and charges, and the costs of reversing the conversion process, if for any reason the Mid-Tier Merger is not consummated for any reason other than a willful breach of this Agreement by Flatbush Federal Bancorp, or a termination of this Agreement under Section 10.01(g) or 10.01(h).

(c) Flatbush Federal Savings shall provide Northfield Bank, within fifteen (15) business days after the end of each calendar month, a written list of nonperforming assets (the term “nonperforming assets,” for purposes of this subsection, means (i) loans that are “troubled debt restructuring” as defined in Accounting Standards Codification 310-40, “Troubled Debt Restructuring by Creditors,” (ii) loans on nonaccrual, (iii) real estate owned, (iv) all loans ninety (90) days or more past due as of the end of such month, and (iv) impaired loans). On a monthly basis, Flatbush Federal Savings shall provide Northfield Bank with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan.

(d) Flatbush Federal Bancorp shall promptly inform Northfield Bancorp upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any Federal, state or local commission, agency or board) relating to the alleged liability of Flatbush Federal Bancorp or any Flatbush Subsidiary under any labor or employment law.

Section 5.03 Access to Properties and Records.

(a) Each of the Flatbush Parties agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it will (and will cause its Subsidiaries to) afford Northfield, and Northfield’s officers, employees, counsel, accountants and other authorized Representatives, such reasonable access during normal business hours throughout the period before the Effective Time to the books, records (including tax returns and work papers of independent auditors), properties, personnel and to such other information as Northfield may reasonably request and, during such period, it will furnish promptly to Northfield (1) a copy of each report, schedule and other document filed by it pursuant to the requirements of Federal or state securities or banking laws, and (2) all other information concerning the business, properties and personnel of it as Northfield may reasonably request. The Flatbush Parties or any of its Subsidiaries will not be required to afford access or disclose information that would violate or prejudice the rights of its customers, jeopardize attorney-client privilege or contravene any provisions of applicable law, rule or regulation or any binding agreement with any third party. The Parties will make appropriate substitute arrangements in circumstances where the previous sentence applies. Each party will hold any information that is nonpublic and confidential in accordance with the confidentiality provisions of the Confidentiality Agreement. No investigation by any party of the business and affairs of the other party, pursuant to this Section of the Agreement or otherwise, will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to any party’s obligation to consummate the transactions contemplated by this Agreement.

(b) Flatbush Federal Bancorp shall permit Northfield Bancorp, at Northfield Bancorp’s expense, to cause a “phase I environmental audit” and a “phase II environmental audit” to be performed at each Flatbush Federal Savings branch at any time prior to the Closing Date; provided, however, that Northfield Bancorp shall have the right to conduct a “phase II environmental audit” prior to the Closing only to the extent that a “phase II environmental audit” is within the scope of additional testing recommended by the “phase I environmental audit” to be performed as a result of a “Recognized Environmental Condition” (as such term is defined by The American Society for Testing Materials) that was discovered in the “phase I environmental audit,” and provided that as to any “phase II environmental audits” performed at a branch which Flatbush Federal Savings leases, the landlord pursuant to the applicable lease has consented to such “phase II environmental audit” if such consent is necessary pursuant to the lease. Flatbush Federal Savings will use its commercially reasonable efforts (at no cost to Flatbush Federal Savings) to obtain such landlord consent. Prior to performing any “phase II environmental audits,” Northfield Bancorp will provide Flatbush Federal Savings with a copy of its proposed work plan and Northfield Bancorp will cooperate in good faith with Flatbush Federal Savings to address any comments or suggestions made by Flatbush Federal Savings regarding the work plan. Northfield Bancorp and its environmental consultant shall conduct all environmental assessments pursuant to this Section at mutually agreeable times and so as to eliminate or minimize to the greatest extent possible interference with Flatbush Federal Savings’ operation of its business, and Northfield Bancorp shall maintain or cause to be maintained reasonably adequate insurance with respect to any assessment conducted hereunder. Northfield Bancorp shall be required to restore each property upon which environmental testing has been performed to substantially its pre-assessment condition. All costs and expenses incurred in connection with any “phase I environmental audit” and any “phase II environmental audit,” and any restoration and clean up, shall be borne solely by Northfield Bancorp.

Section 5.04 Financial and Other Statements.

(a) Promptly upon receipt thereof, Flatbush Federal Bancorp will furnish to Northfield Bancorp copies of each annual, interim or special audit of the financial statements of Flatbush Federal Bancorp and the Flatbush Federal Bancorp Subsidiaries made by its independent auditors and copies of all internal control reports submitted to Flatbush Federal Bancorp by such auditors in connection with each annual, interim or special audit of the financial statements of Flatbush Federal Bancorp and the Flatbush Federal Bancorp Subsidiaries made by such auditors.

(b) Flatbush Federal Bancorp will furnish to Northfield Bancorp copies of all documents, statements and reports as it or any Flatbush Subsidiary shall send to its shareholders, the OCC, or any other Regulatory Authority, except as legally prohibited thereby. Within 25 days after the end of each month, Flatbush Federal Bancorp will deliver to Northfield Bancorp a consolidated balance sheet and a consolidated statement of income, without related notes, for such month prepared in accordance with current financial reporting practices.

Section 5.05 Maintenance of Insurance.

Flatbush Federal Bancorp shall maintain, and cause each Flatbush Subsidiary to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their business.

Section 5.06 Disclosure Supplements.

From time to time prior to the Effective Time, Flatbush Federal Bancorp will promptly supplement or amend the Flatbush Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Flatbush Disclosure Schedule or that is necessary to correct any information in such Flatbush Disclosure Schedule which has been rendered materially inaccurate thereby. No supplement or amendment to such Flatbush Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article VIII.

Section 5.07 Consents and Approvals of Third Parties.

The Flatbush Parties shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.

Section 5.08 Reasonable Best Efforts.

Subject to the terms and conditions herein provided, the Flatbush Parties agree to use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

Section 5.09 Failure to Fulfill Conditions.

If Flatbush Federal Bancorp determines that a condition to its obligation to complete the Mergers cannot be fulfilled and that it will not waive that condition, it will promptly notify Northfield Bancorp.

Section 5.10 No Solicitation.

(a) Flatbush Federal Bancorp shall not, and shall not authorize or permit the Flatbush Subsidiaries and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents (collectively, the “Representatives”) to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Northfield Bancorp) any information or data with respect to Flatbush Federal Bancorp or any of its Subsidiaries or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Flatbush Federal Bancorp is a party; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Flatbush Federal Bancorp and its Subsidiaries shall, and shall cause each of Flatbush Federal Bancorp Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal from Northfield Bancorp), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Flatbush Federal Bancorp or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of Flatbush Federal Bancorp or any of its Subsidiaries representing, in the aggregate, twenty-five percent (25%) or more of the assets of Flatbush Federal Bancorp and its Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing twenty-five percent (25%) or more of the votes attached to the outstanding securities of Flatbush Federal Bancorp or any of its Subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty-five percent (25%) or more of any class of equity securities of Flatbush Federal Bancorp or any of its Subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b) Notwithstanding Section 5.10(a), Flatbush Federal Bancorp may take any of the actions described in clause (ii) of Section 5.10(a) if, but only if, prior to the date of the Flatbush Federal Bancorp Shareholders Meeting: (i) Flatbush Federal Bancorp has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 5.10; (ii) the Flatbush Federal Bancorp Board determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that there is a reasonable likelihood that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal; and (iii) prior to furnishing or affording access to any information or data with respect to Flatbush Federal Bancorp or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, Flatbush Federal Bancorp receives from such Person a confidentiality agreement with terms no less favorable to Flatbush Federal Bancorp than those contained in the confidentiality agreement between Flatbush Federal Bancorp and Northfield Bancorp. Flatbush Federal Bancorp shall promptly provide to Northfield Bancorp any material, non-public information regarding Flatbush Federal Bancorp or its Subsidiaries provided to any other Person that was not previously provided to Northfield Bancorp, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that the Flatbush Federal Bancorp Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and a financial advisor: (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Flatbush Federal Bancorp Common Stock or all, or substantially all, of the assets of Flatbush Federal Bancorp and its Subsidiaries on a consolidated basis; (ii) would result in a transaction that involves consideration to the holders of the shares of Flatbush Federal Bancorp Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to Flatbush Federal Bancorp’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered, and which proposal is not conditioned upon obtaining additional financing; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal, including any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby.

(c) Flatbush Federal Bancorp shall promptly (and in any event within twenty-four (24) hours) notify Northfield Bancorp in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Flatbush Federal Bancorp or any Flatbush Federal Bancorp Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers unless: (i) such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement, (ii) disclosure of such materials jeopardizes the attorney-client privilege or (iii) disclosure of such materials contravenes any law, rule, regulation, order, judgment or decree. Flatbush Federal Bancorp agrees that it shall keep Northfield Bancorp reasonably informed, on a current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Neither the Flatbush Federal Bancorp Board nor any committee thereof shall withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Northfield Bancorp in connection with the transactions contemplated by this Agreement (including the Mergers), the Flatbush Federal Bancorp Recommendation (as defined in Section 7.01), or make any statement, filing or release, in connection with the Flatbush Federal Bancorp Shareholders Meeting or otherwise, inconsistent with the Flatbush Federal Bancorp Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Flatbush Federal Bancorp Recommendation).

(e) Notwithstanding Section 5.10(d), prior to the date of Flatbush Federal Bancorp Shareholders Meeting, the Board of Directors of Flatbush Federal Bancorp may approve or recommend to the shareholders of Flatbush Federal Bancorp a Superior Proposal and withdraw, qualify or modify the Flatbush Federal Bancorp Recommendation in connection therewith (a “Flatbush Federal Bancorp Subsequent Determination”) after the third (3rd) Business Day following Northfield Bancorp’s receipt of a notice (the “Notice of Superior Proposal”) from Flatbush Federal Bancorp advising Northfield Bancorp that the Flatbush Federal Bancorp Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.10) constitutes a Superior Proposal (it being understood that Flatbush Federal Bancorp shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that Flatbush Federal Bancorp proposes to accept and the subsequent notice period shall be two (2) business days) if, but only if, (i) the Flatbush Federal Bancorp Board has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and a financial advisor, that the failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to Flatbush Federal Bancorp’s shareholders under applicable law, and (ii) at the end of such three (3) Business Day period or the two (2) Business Day Period (as the case may be), after taking into account any such adjusted, modified or amended terms as may have been committed to in writing by Northfield Bancorp since its receipt of such Notice of Superior Proposal (provided, however, that Northfield Bancorp shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement), the Flatbush Federal Bancorp Board has again in good faith made the determination (A) in clause (i) of this Section 5.10(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal.

(f) Nothing contained in this Section 5.10 shall prohibit Flatbush Federal Bancorp or the Flatbush Federal Bancorp Board from complying with Flatbush Federal Bancorp’s obligations required under Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal shall be deemed a change in the Flatbush Federal Bancorp Recommendation unless the Flatbush Federal Bancorp Board reaffirms the Flatbush Federal Bancorp Recommendation in such disclosure.

Section 5.11 Reserves and Merger-Related Costs.

Flatbush Federal Bancorp agrees to consult with Northfield Bancorp with respect to its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves). Northfield Bancorp and Flatbush Federal Bancorp shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges as Northfield Bancorp shall reasonably request and which are not inconsistent with GAAP, provided that no such actions need be effected until Northfield Bancorp shall have irrevocably certified to Flatbush Federal Bancorp that all conditions set forth in Article VIII to the obligation of Northfield Bancorp to consummate the transactions contemplated hereby (other than the delivery of certificates or opinions) have been satisfied or, where legally permissible, waived.

Section 5.12 Section 16 Matters.

Prior to the Effective Time, the Parties will each take such steps as may be reasonably necessary or appropriate to cause any disposition of shares of Flatbush Federal Bancorp Common Stock or conversion of any derivative securities in respect of shares of Flatbush Federal Bancorp Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13 Board of Directors Meetings.

Flatbush Federal Bancorp and Flatbush Federal Savings shall permit a representative of Northfield Bancorp to attend in person any meetings of the Board of Directors of Flatbush Federal Bancorp and/or Flatbush Federal Savings as an observer, subject to the Confidentiality Agreement; provided, that neither Flatbush Federal Bancorp nor Flatbush Federal Savings shall be required to permit the Northfield Bancorp representative to remain present during any confidential discussion of this Agreement and the transactions contemplated hereby or any third party proposal to acquire control of Flatbush Federal Bancorp or Flatbush Federal Savings or during any other matter that the respective Board of Directors has reasonably determined to be confidential with respect to Northfield Bancorp’s participation. Northfield Bancorp shall bear all legal and financial responsibility for ensuring that observer rights shall not constitute control of Flatbush Federal Bancorp or Flatbush Federal Savings under applicable laws.

ARTICLE VI

COVENANTS OF THE Northfield Parties

Section 6.01 Conduct of Business.

(a) Affirmative Covenants. During the period from the date of this Agreement to the Effective Time, except with the written consent of Flatbush Federal Bancorp, which consent will not be unreasonably withheld, each of the Northfield Parties will, and will cause each Northfield Subsidiary to operate its business in the usual, regular and ordinary course of business and use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises.

(b) Negative Covenants. Each of the Northfield Parties agrees that from the date of this Agreement until the Effective Time, except as otherwise specifically permitted or required by this Agreement or as Previously Disclosed, without the written consent of Flatbush Federal Bancorp (which consent shall not be unreasonably withheld, conditioned or delayed), it will not, and it will cause each Northfield Subsidiary not to:

(i) change or waive any provision of its Charter or Bylaws in a manner that would materially and adversely affect the benefits of the Merger to the holders of Flatbush Federal Bancorp Common Stock;

(ii) merge or consolidate Northfield Bancorp with any other corporation in any transaction in which Northfield Bancorp is not the surviving company (a “Sale Transaction”), unless the acquirer in such transaction expressly agrees to be bound by this Agreement and, if such transaction is closed prior to the Effective Time of the Mid-Tier Merger, any appropriate adjustment is made to the Exchange Ratio so that the Flatbush Shareholders receive the same benefits of the Sale Transaction as if they were shareholders of Northfield Bancorp at the time of the closing of the Sale Transaction;

(iii) voluntarily take any action which would result in any of the representations and warranties of the Northfield Parties set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article VIII hereof not being satisfied, except in each case as may be required by applicable law;

(iv) take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Northfield or Flatbush to obtain any Regulatory Approvals or approvals of Governmental Entities required for the transactions contemplated hereby or to perform its covenants under the Agreement.

(v) (1) take any action or knowingly fail to take any reasonable action that would, or would be reasonably likely to, prevent, impede or delay the Mergers from qualifying as reorganizations within the meaning of Section 368(a) of the IRC, or (2) take any action that is reasonably likely to result in a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation; or

(vi) agree to do any of the foregoing.

Section 6.02 Current Information.

During the period from the date of this Agreement to the Effective Time, Northfield Bancorp will cause one or more of its representatives to confer with representatives of Flatbush Federal Bancorp and report the general status of matters relating to the completion of the transactions contemplated hereby, at such times as Flatbush Federal Bancorp may reasonably request. Northfield Bancorp will promptly notify Flatbush Federal Bancorp to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) that might adversely affect the ability of the parties to obtain the Regulatory Approvals or materially increase the period of time necessary to obtain such approvals.

Section 6.03 Financial and Other Statements.

Northfield Bancorp will make available to Flatbush Federal Bancorp (i) copies of all documents, statements and reports as it or any Northfield Subsidiary shall send to the OCC, the FRB, or any other Regulatory Authority, with respect to the Mergers, and (ii) the Northfield Bancorp Securities Documents filed by it with the SEC.

Section 6.04 Disclosure Supplements.

From time to time prior to the Effective Time, Northfield Bancorp will promptly supplement or amend the Northfield Bancorp Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Northfield Bancorp Disclosure Schedule or which is necessary to correct any information in such Northfield Bancorp Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to such Northfield Bancorp Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article VIII.

Section 6.05 Consents and Approvals of Third Parties; Reasonable Best Efforts.

The Northfield Parties shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement, including assistance with Regulatory Authorities concerning the termination of any written agreement then in effect between Flatbush and any Regulatory Authority. Subject to the terms and conditions herein provided, the Northfield Parties agree to use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

Section 6.06 Failure to Fulfill Conditions.

If Northfield Bancorp determines that a condition to its obligation to complete the Mergers cannot be fulfilled and that it will not waive that condition, it will promptly notify Flatbush Federal Bancorp.

Section 6.07 Employee Benefits.

(a) Northfield Bancorp will review all Flatbush Federal Bancorp Compensation and Benefit Plans to determine whether to terminate or continue such plans. In the event employee compensation and/or benefits as currently provided by Flatbush Federal Bancorp or any Flatbush Subsidiary are changed or terminated by Northfield Bancorp, in whole or in part, Northfield Bancorp shall provide Continuing Employees (as defined below) with compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated employees of Northfield Bancorp or applicable Northfield Bancorp Subsidiary (as of the date any such compensation or benefit is provided). Employees of Flatbush Federal Bancorp or any Flatbush Subsidiary who become participants in any Northfield Bancorp Compensation and Benefit Plan shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits only (and not for benefit accrual purposes unless specifically set forth herein) be given credit for service as an employee of Flatbush Federal Bancorp or any Flatbush Subsidiary or any predecessor thereto prior to the Effective Time, and provided further, that credit for benefit accrual purposes will be given only for purposes of Northfield Bancorp vacation policies or programs and for purposes of the calculation of severance benefits under any severance compensation plan of Northfield Bancorp. This Agreement shall not be construed to limit the ability of Northfield Bancorp or Northfield Bank to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes (including terminating any program) as they deem appropriate.

(b) Northfield Bancorp shall honor the terms of all employment, consulting and change in control agreements, if any, Previously Disclosed by Flatbush Federal Bancorp. Flatbush Federal Bancorp has Previously Disclosed the payments and benefits that would be required to be made/provided under the Flatbush Employment Agreements.

(c) Nothing contained in this Agreement shall be construed to grant a contract of employment to any employee of Flatbush who becomes an employee of Northfield Bancorp or Northfield Bank. Any employee of Flatbush Federal Savings, other than an employee who is a party to an employment agreement, change in control agreement or other separation agreement that provides a benefit on a termination of employment, whose employment is terminated involuntarily (other than for cause) within one year following the Bank Merger Effective Date shall receive a lump sum severance payment from Northfield Bank equal to two weeks pay at the rate then in effect, for each full year of employment with Flatbush Federal Savings, subject to a minimum of four weeks and a maximum of 26 weeks, provided that such employee enters into a release of claims against Flatbush Federal Savings and Northfield Bank, their Subsidiaries and affiliates in a form satisfactory to Northfield Bank. Such Flatbush Federal Savings employees will have the right to continued health coverage under group health plans of Northfield Bank in accordance with IRC Section 4980B(f) and ERISA Sections 601-609.

(d) In the event of any termination or consolidation of any Flatbush Federal Bancorp health plan with any Northfield Bancorp health plan, Northfield Bancorp shall make available to those employees of Flatbush Federal Bancorp or any of the Flatbush Subsidiaries who become employees of Northfield Bancorp or any of the Northfield Subsidiaries following the Mergers (“Continuing Employees”) and their dependents employer-provided health coverage on the same basis as it provides such coverage to Northfield Bancorp employees. Unless a Continuing Employee affirmatively terminates coverage under a Flatbush Federal Bancorp health plan before the time that such Continuing Employee becomes eligible to participate in the Northfield Bancorp health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Flatbush Federal Bancorp health plans before the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of Northfield Bancorp and their dependents. In the event of a termination or consolidation of any Flatbush Federal Bancorp health plan, terminated Flatbush Federal Bancorp employees and qualified beneficiaries will have the right to continued coverage under group health plans of Northfield Bancorp in accordance with COBRA, consistent with the provisions below. All Flatbush Federal Bancorp employees who cease participating in a Flatbush Federal Bancorp health plan and become participants in a comparable Northfield Bancorp health plan (each a “Former Flatbush Federal Bancorp Health Plan Participant”) shall receive credit for any co-payment and deductibles paid under Flatbush Federal Bancorp’s health plan for purposes of satisfying any applicable deductible or out-of-pocket requirements under the Northfield Bancorp health plan, upon substantiation, in a form satisfactory to Northfield Bancorp that such co-payment and/or deductible has been satisfied. With respect to any Former Flatbush Federal Bancorp Health Plan Participant, any coverage limitation under the Northfield Bancorp health plan due to any pre-existing condition shall be waived by the Northfield Bancorp health plan to the degree that such condition was covered by the Flatbush Federal Bancorp health plan and such condition would otherwise have been covered by the Northfield Bancorp health plan in the absence of such coverage limitation.

Section 6.08 Directors and Officers Indemnification and Insurance.

(a) For a period of six years from and after the Effective Time, Northfield Bancorp shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer or director of Flatbush Federal Bancorp or a Flatbush Subsidiary (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Flatbush Federal Bancorp or a Flatbush Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including, without limitation, the Mid-Tier Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent as would have been permitted by Flatbush Federal Bancorp under the applicable Regulations and under Flatbush Federal Bancorp’s Charter and Bylaws. Northfield Bancorp shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent as would have been permitted by Flatbush Federal Bancorp under applicable Regulations and under Flatbush Federal Bancorp’s Charter and Bylaws, upon receipt of an undertaking to repay such advance payments if he shall be adjudicated or determined to be not entitled to indemnification in the manner set forth below. Any Indemnified Party wishing to claim indemnification under this Section 6.08 upon learning of any Claim, shall notify Northfield Bancorp (but the failure to so notify Northfield Bancorp shall not relieve Northfield Bancorp from any liability which it may have under this Section 6.08, except to the extent such failure materially prejudices Northfield Bancorp) and shall deliver to Northfield Bancorp the undertaking referred to in the previous sentence. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Northfield Bancorp or an insurance carrier pursuant to Section 6.08(c) below shall have the right to assume the defense thereof and Northfield Bancorp shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Northfield Bancorp elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Northfield Bancorp and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to Northfield Bancorp, unless the Indemnified Party is provided with counsel by an insurance carrier pursuant to Section 6.08(c) below, and Northfield Bancorp shall pay, promptly as statements therefore are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) Northfield Bancorp shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (iv) Northfield Bancorp shall have no obligation hereunder to the extent that a Federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.

(b) If either Northfield Bancorp or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Northfield Bancorp shall assume the obligations set forth in this Section 6.08.

(c) Northfield Bancorp shall use its best efforts to maintain, or shall cause Northfield Bank to maintain, in effect for six years following the Effective Time, the current directors’ and officers’ liability insurance policies covering the officers and directors of Flatbush Federal Bancorp (provided, that Northfield Bancorp may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the Effective Time; provided, however, that in no event shall Northfield Bancorp be required to expend pursuant to this Section 6.08(c) an amount that in the aggregate is more than 200% of the annual premiums (the “Maximum Amount”) currently paid by Flatbush Federal Bancorp for such insurance and, if Northfield Bancorp is unable to maintain such policy as a result of this proviso, Northfield Bancorp shall obtain as much comparable insurance as is available for such Maximum Amount; provided further, that Northfield Bancorp may (i) request Flatbush Federal Bancorp obtain an extended reporting period endorsement under Flatbush Federal Bancorp’s existing directors’ and officers’ liability insurance policy or (ii) substitute therefor “tail” policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such person’s than Flatbush Federal Bancorp’s existing insurance policies as of the date hereof. In connection with the foregoing, Flatbush Federal Bancorp agrees in order for Northfield Bancorp to fulfill its agreement to provide directors and officers liability insurance policies for six years to provide such insurer or substitute insurer with such reasonable and customary representations as such insurer may request with respect to the reporting of any prior claims.

(d) The obligations of Northfield Bancorp provided under this Section 6.08 are intended to be enforceable against Northfield Bancorp directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of Northfield Bancorp.

Section 6.09 Stock Listing.

Prior to the Effective Time, Northfield Bancorp shall notify The Nasdaq Stock Market of the additional shares of Northfield Bancorp Common Stock to be issued by Northfield Bancorp in exchange for the shares of Flatbush Federal Bancorp Common Stock.

Section 6.10 Advisory Board.

(a) As promptly as practicable following the Closing Date, Northfield Bank will invite all non-employee members of the Flatbush Board of Directors as of the date of this Agreement to serve as paid members of an advisory board, the function of which will be to advise Northfield Bank with respect to deposit and lending activities in Flatbush Federal Savings’ former market area and to maintain and develop customer relationships. Northfield Bank intends to maintain the advisory board for a period of no less than three (3) years. The annual compensation of the advisory board has been Previously Disclosed by Northfield Bancorp.

Section 6.11 Plan of Conversion.

If, before the completion of the Mergers, the Northfield Parties adopt a plan of conversion to convert from the mutual holding company to stock holding company form of organization, unless prohibited by law or regulation, the Boards of Directors of the Northfield Parties will provide subscription rights as of the eligibility and supplemental eligibility record dates to the eligible depositors and borrowers of Flatbush Federal Savings similar to the rights granted under the plan of conversion to the depositors of Northfield Bank, which shall be conditioned on the closing of the Mergers.

ARTICLE VII

REGULATORY AND OTHER MATTERS

Section 7.01 Meeting of Shareholders.

Flatbush Federal Bancorp will (i) except as otherwise provided in Section 5.10, take all steps necessary to duly call, give notice of, convene and hold a special meeting of its shareholders as promptly as practicable after the Merger Registration Statement is declared effective by the SEC, to consider this Agreement and the Mid-Tier Merger (the “Flatbush Federal Bancorp Shareholders Meeting”), (ii) subject to Section 5.10, through its Board of Directors, in connection with the solicitation of proxies with respect to the Flatbush Federal Bancorp Shareholders Meeting, recommend approval of this Agreement to the Flatbush Federal Bancorp shareholders (the “Flatbush Federal Bancorp Recommendation”); and (iii) cooperate and consult with Northfield Bancorp with respect to each of the foregoing matters. Subject to the foregoing, Flatbush Federal Bancorp and the Flatbush Federal Bancorp Board of Directors will use their reasonable best efforts to obtain from its shareholders the votes necessary to approve the adoption of this Agreement.

Section 7.02 Proxy Statement-Prospectus; Merger Registration Statement.

(a) For the purposes (i) of registering Northfield Bancorp Common Stock to be offered to holders of Flatbush Federal Bancorp Common Stock in connection with the Mid-Tier Merger with the SEC under the Securities Act and, (ii) of holding the Flatbush Federal Bancorp Shareholders Meeting, Northfield Bancorp shall draft and prepare, and Flatbush Federal Bancorp shall cooperate in the preparation of, the Merger Registration Statement, including a proxy statement and prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed by Flatbush Federal Bancorp to the Flatbush Federal Bancorp shareholders together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”). Northfield Bancorp shall provide Flatbush Federal Bancorp and its counsel with appropriate opportunity to review and comment on the Proxy Statement-Prospectus, and shall incorporate all appropriate comments thereto, prior to the time it is initially filed with the SEC or any amendments are filed with the SEC. Northfield Bancorp shall file the Merger Registration Statement, including the Proxy Statement-Prospectus, with the SEC as soon as practicable following execution of this Agreement. Each of Northfield Bancorp and Flatbush Federal Bancorp shall use its reasonable best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Flatbush Federal Bancorp and Northfield Bancorp shall each thereafter promptly mail the Proxy Statement-Prospectus to their respective shareholders. Northfield Bancorp shall also use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Flatbush Federal Bancorp shall furnish all information concerning Flatbush Federal Bancorp and the holders of Flatbush Federal Bancorp Common Stock as may be reasonably requested in connection with any such action.

(b) Northfield Bancorp will advise Flatbush Federal Bancorp promptly after Northfield Bancorp receives notice of the time when the Merger Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the registration of the shares of Northfield Bancorp Common Stock issuable pursuant to the Merger Registration Statement, or the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Merger Registration Statement, or for additional information, and Northfield Bancorp will provide Flatbush Federal Bancorp with as many copies of such Merger Registration Statement and all amendments thereto promptly upon the filing thereof as Flatbush Federal Bancorp may reasonably request.

(c) Flatbush Federal Bancorp and Northfield Bancorp shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, Flatbush Federal Bancorp shall cooperate with Northfield Bancorp in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and Northfield Bancorp shall file an amended Merger Registration Statement with the SEC, and each of Flatbush Federal Bancorp and Northfield Bancorp shall mail an amended Proxy Statement-Prospectus to their respective shareholders.

Section 7.03 Flatbush MHC Membership Approval.

(a) Flatbush MHC will take all steps necessary to duly call, give notice of, convene and hold a meeting of its Members (the “Flatbush MHC Members Meeting”), to consider this Agreement and the MHC Merger. Flatbush MHC shall draft and prepare, and Northfield Bancorp shall cooperate in the preparation of, a proxy statement satisfying all applicable requirements (such proxy statement in the form mailed to the Flatbush MHC members, together with any and all amendments or supplements thereto, being herein referred to as the “Members Proxy Statement”). Flatbush MHC shall file the Members Proxy

Statement with the appropriate Regulatory Authorities. Flatbush MHC shall use its best efforts to have the Members Proxy Statement cleared for mailing as promptly as practicable after such filing, and Flatbush MHC shall thereafter promptly mail the Members Proxy Statement to the Flatbush MHC Members.

(b) Northfield Bancorp shall provide Flatbush MHC with any information concerning itself that Flatbush MHC may reasonably request in connection with the drafting and preparation of the Members Proxy Statement, and Flatbush Federal Bancorp shall notify Northfield Bancorp promptly of the receipt of any comments of the applicable Regulatory Authority with respect to the Members Proxy Statement and of any requests by the applicable Regulatory Authority for any amendment or supplement thereto or for additional information and shall provide promptly to Northfield Bancorp copies of all correspondence between Northfield Bancorp or any of their representatives and the applicable Regulatory Authority. Flatbush MHC shall give Northfield Bancorp and its counsel the opportunity to review and comment on the Members Proxy Statement prior to its being filed with the applicable Regulatory Authority and shall give Northfield Bancorp and its counsel the opportunity to review and comment on all amendments and supplements to the Members Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the applicable Regulatory Authority. Each of Northfield Bancorp and each Northfield Party agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the applicable Regulatory Authority and to cause the Members Proxy Statement and all required amendments and supplements thereto to be mailed to the Flatbush MHC Members entitled to vote at the Flatbush MHC Members Meeting hereof at the earliest practicable time.

(c) Flatbush MHC and Northfield Bancorp shall promptly notify the other party if at any time it becomes aware that the Members Proxy Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, Northfield Bancorp shall cooperate with Flatbush MHC in the preparation of a supplement or amendment to such Members Proxy Statement that corrects such misstatement or omission, and Flatbush MHC shall file an amended Members Proxy Statement with the applicable Regulatory Authority, and Flatbush MHC shall mail an amended Members Proxy Statement to the Flatbush MHC Members.

Section 7.04 Regulatory Approvals.

The Parties will cooperate with each other and use all reasonable efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, waivers, approvals and authorizations of the SEC, the Regulatory Authorities and any other third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement. The Parties will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with the Proxy Statement-Prospectus and any Member Proxy Statement and any application, petition or any other statement or application made to any Regulatory Authority or Governmental Entity in connection with the Mergers, and the other transactions contemplated by this Agreement. Flatbush Federal Bancorp shall have the right to review the information relating to Flatbush Federal Bancorp and any of its Subsidiaries, which appear in any filing made in connection with the transactions contemplated by this Agreement with any Regulatory Authority or any Governmental Entity. Northfield Bancorp shall give Flatbush Federal Bancorp and its counsel the opportunity to review each filing prior to its being filed with a Regulatory Authority and shall give Flatbush Federal Bancorp and its counsel the opportunity to review all regulatory filings, amendments and supplements to such filings and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, a Regulatory Authority.

ARTICLE VIII

CLOSING CONDITIONS

Section 8.01 Conditions to Each Party’s Obligations under this Agreement.

The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, none of which may be waived:

(a) Shareholder and Membership Approvals. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of Flatbush Federal Bancorp and by the requisite vote of the Flatbush MHC Members.

(b) Injunctions. None of the Parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by this Agreement and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any Governmental Entity or Regulatory Authority that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

(c) Regulatory Approvals. All Regulatory Approvals required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals shall have expired; all written agreements then in effect between any Flatbush Party and any Regulatory Authority will have been terminated or the Regulatory Authority has agreed to terminate such written agreement contemporaneously with the Closing; all other necessary approvals, authorizations and consents of any Governmental Entities required to consummate the transactions contemplated by this Agreement, the failure of which to obtain would reasonably be expected to have a Material Adverse Effect, shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired. No such approval, authorization or consent shall include any condition or requirement, excluding standard conditions that are normally imposed by the Regulatory Authorities in bank merger transactions, that would, in the good faith reasonable judgment of the Board of Directors of Northfield Bancorp, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of the Parties.

(d) Third Party Consents. The Parties shall have obtained the consent or approval of each person (other than the Regulatory Approvals and other approvals, authorizations and consents of Governmental Entities referred to in Section 8.01(c)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except for those for which failure to obtain such consent or approval would not, individually or in the aggregate, have a Material Adverse Effect on Northfield Bancorp (after giving effect to the consummation of the transactions contemplated hereby).

(e) Merger Registration Statement. The Merger Registration Statement shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

Section 8.02 Conditions to the Obligations of the Northfield Parties under this Agreement.

The obligations of the Northfield Parties under this Agreement shall be further subject to the satisfaction of the conditions set forth in this Section 8.02 at or prior to the Closing Date:

(a) Representations and Warranties. Subject to the standard set forth in Section 3.01, each of the representations and warranties of the Flatbush Parties set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, which only need be true and correct as of such earlier date), and Flatbush Federal Bancorp shall have delivered to Northfield Bancorp a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of Flatbush Federal Bancorp as of the Closing Date.

(b) Agreements and Covenants. The Flatbush Parties shall have performed in all material respects all obligations, and complied in all material respects with all agreements or covenants, to be performed or complied with by it at or prior to the Effective Time. Northfield Bancorp shall have received a certificate signed on behalf of Flatbush Federal Bancorp by the Chief Executive Officer and Chief Financial Officer of Flatbush Federal Bancorp to such effects dated as of the Effective Time.

(c) Tax Opinion. On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Closing Date, Northfield Bancorp shall have received an opinion of counsel, reasonably acceptable in form and substance to Northfield Bancorp, dated as of the Closing Date, substantially to the effect that for Federal income tax purposes, the Mergers will qualify as reorganizations within the meaning of Section 368(a) of the Code. In rendering the tax opinion described herein, such counsel may require and rely upon customary representations contained in certificates of officers of Northfield Bancorp and Flatbush Federal Bancorp and their respective Subsidiaries.

(d) Dissenters’ Rights. The aggregate number of shares of Flatbush Federal Bancorp Common Stock with respect to which holders thereof have exercised and not withdrawn their dissenters’ rights shall not exceed 10% of the outstanding shares of Common Stock as of the record date for the shareholders meeting of Flatbush Federal Bancorp.

Section 8.03 Conditions to the Obligations of the Flatbush Parties under this Agreement.

The obligations of the Flatbush Parties under this Agreement shall be further subject to the satisfaction of the conditions set forth in this Section 8.03 at or prior to the Closing Date:

(a) Representations and Warranties. Subject to the standard set forth in Section 4.01, each of the representations and warranties of the Northfield Parties set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, which only need be true and correct as of such earlier date); and Northfield Bancorp shall have delivered to Flatbush Federal Bancorp a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of Northfield Bancorp as of the Effective Time.

(b) Agreements and Covenants. The Northfield Parties shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and Flatbush Federal Bancorp shall have received a certificate signed on behalf of Northfield Bancorp by the Chief Executive Officer and Chief Financial Officer to such effects dated as of the Effective Time.

(c) Tax Opinion. On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Closing Date, Flatbush Federal Bancorp shall have received an opinion of counsel, reasonably acceptable in form and substance to Flatbush Federal Bancorp, dated as of the Closing Date, substantially to the effect that for Federal income tax purposes, the Mergers will qualify as reorganizations within the meaning of Section 368(a) of the Code. In rendering the tax opinion described herein, such counsel may require and rely upon customary representations contained in certificates of officers of Northfield Bancorp and Flatbush Federal Bancorp and their respective Subsidiaries.

ARTICLE IX

THE CLOSING

Section 9.01 Time and Place.

Subject to the provisions of Articles VIII and X hereof, the Closing of the transactions contemplated hereby shall occur at such place and time upon which Northfield Bancorp and Flatbush Federal Bancorp mutually agree. A pre-closing of the transactions contemplated hereby (the “Pre-Closing”) shall take place on the day prior to the Closing Date.

Section 9.02 Deliveries at the Pre-Closing and the Closing.

At the Pre-Closing there shall be delivered to Northfield Bancorp and Flatbush Federal Bancorp drafts of the opinions, certificates, and other documents and instruments required to be delivered at the Closing under Article IX hereof.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

Section 10.01 Termination.

This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Mid-Tier Merger by the shareholders of Flatbush Federal Bancorp:

(a) At any time by the mutual written agreement of Northfield Bancorp and Flatbush Federal Bancorp;

(b) By the Board of Directors of either Northfield Bancorp or Flatbush Federal Bancorp (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been any breach of any of the representations or warranties set forth in this Agreement on the part of one of the other Parties, which breach (i) if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of the conditions set forth in Sections 8.02(a) or 8.03(a), as the case may be and (ii) by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such breach by the terminating party to the other party;

(c) By the Board of Directors of either Northfield Bancorp or Flatbush Federal Bancorp (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of one of the other Parties, which failure by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such failure by the terminating party to the other party;

(d) By the Board of Directors of either Northfield Bancorp or Flatbush Federal Bancorp if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by Northfield Bancorp and Flatbush Federal Bancorp; provided, that no party may terminate this Agreement pursuant to this Section 10.01(d) if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

(e) By the Board of Directors of either Northfield Bancorp or Flatbush Federal Bancorp if: (i) the shareholders of Flatbush Federal Bancorp shall have voted at the Flatbush Federal Bancorp Shareholders Meeting on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve such transactions, or (ii) the members of Flatbush MHC shall have voted at the Flatbush MHC Members Meeting on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve the transactions;

(f) By the Board of Directors of either Northfield Bancorp or Flatbush Federal Bancorp if (i) final action has been taken by a Regulatory Authority whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (x) has become unappealable and (y) does not approve this Agreement or the transactions contemplated hereby, or (ii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting any of the Mergers and such order, decree, ruling or other action shall have become final and nonappealable;

(g) By the Board of Directors of Northfield Bancorp if the Board of Directors of Flatbush Federal Bancorp does not publicly recommend in the Proxy Statement-Prospectus that shareholders approve this Agreement or if, after recommending in the Proxy Statement-Prospectus that shareholders approve this Agreement, the Board of Directors withdraws its recommendation or modifies or qualifies its recommendation in a manner adverse to Northfield Bancorp;

(h) By the Board of Directors of Flatbush Federal Bancorp: (i) at any time before the approval of this Agreement by Flatbush Federal Bancorp’s shareholders, if Flatbush Federal Bancorp has received a Superior Proposal, and in accordance with Section 5.10 of this Agreement, the Board of Directors of Flatbush Federal Bancorp has made a determination to terminate this Agreement in order to accept such Superior Proposal; and (ii) Flatbush Federal Bancorp has paid the termination fee set forth below in Section 10.02(b)(iii).

Section 10.02 Effect of Termination.

(a) In the event of termination of this Agreement pursuant to any provision of Section 10.01, this Agreement shall forthwith become void and have no further force, except that (i) the provisions of Sections 10.02, 11.01, 11.02, 11.06, 11.09, 11.10, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

(b) If this Agreement is terminated, expenses and damages of the Parties hereto shall be determined as follows:

(i) Except as provided below, whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(ii) In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all liabilities and damages sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

(iii) As a condition of Northfield Bancorp’s willingness, and to induce Northfield Bancorp to enter into this Agreement, and to reimburse Northfield Bancorp for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, Flatbush Federal Bancorp hereby agrees to pay Northfield Bancorp, and Northfield Bancorp shall be entitled to payment of, a fee equal to $700,000 following the occurrence of any of the events set forth below:

(A) Flatbush Federal Bancorp terminates this Agreement pursuant to Section 10.01(h); or

(B) The entering into a definitive agreement by Flatbush Federal Bancorp relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving Flatbush Federal Bancorp within twelve months after the occurrence of any of the following: (i) the termination of this Agreement by Northfield Bancorp pursuant to Section 10.01(b) or 10.01(c) because of, in either case, a willful breach by a Flatbush Party; or (ii) the termination of this Agreement by Northfield Bancorp pursuant to Section 10.01(g); or (iii) the failure of the shareholders of Flatbush Federal Bancorp to approve this Agreement after the public disclosure or public awareness of an Acquisition Proposal.

(c) The fee payable pursuant to Section 10.02(b)(iii)(A) shall be made by wire transfer of immediately available funds at the time of termination. Any fee payable pursuant to Section 10.02(b)(iii)(B) shall be made by wire transfer of immediately available funds within two business days after written demand for payment. The right to receive payment of the fee under Section 10.02(b)(iii) will constitute the sole and exclusive remedy of Northfield against the Flatbush Parties and their respective officers and directors with respect to a termination on the bases specified in paragraphs (A) or (B) of Section 10.02(b)(iii).

Section 10.03 Amendment, Extension and Waiver.

Subject to applicable law, at any time prior to the Effective Time (whether before or after approval thereof by the shareholders of Flatbush Federal Bancorp), the Parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of Flatbush Federal Bancorp, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount, value or changes the form of consideration to be delivered to Flatbush Federal Bancorp’s shareholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE XI

MISCELLANEOUS

Section 11.01 Confidentiality.

Except as specifically set forth herein, Northfield Bancorp and Flatbush Federal Bancorp mutually agree to be bound by the terms of the confidentiality agreement dated November 28, 2011 (the “Confidentiality Agreement”) previously executed by the Parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference. The Parties hereto agree that such Confidentiality Agreement shall continue in accordance with its respective terms, notwithstanding the termination of this Agreement.

Section 11.02 Public Announcements.

Flatbush Federal Bancorp and Northfield Bancorp shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither the Flatbush Parties nor the Northfield Parties shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release, public announcement or communication has been mutually agreed upon by the Parties hereto. Notwithstanding the foregoing, a party may, without the prior consent of the other party (but after prior consultation with the other party), issue such press release or public disclosure as may upon the advice of counsel be required by law or the rules and regulations of the applicable securities exchange, as the case may be.

Section 11.03 Survival.

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

Section 11.04 Notices.

All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery or mailed by prepaid registered or certified mail (return receipt requested) or by recognized overnight courier addressed as follows:

(a) If to Northfield to:

Northfield Bancorp, Inc.

581 Main Street, Suite 810

Woodbridge, New Jersey 07095

Attn: John W. Alexander

President and Chief Executive Officer

Fax: (732) 634-0528

with a copy to:

Kilpatrick Townsend & Stockton LLP

607 14th Street, N.W.

Suite 900

Washington, DC 20005

Attn:	Gary R. Bronstein, Esq.
Scott A. Brown, Esq.
Fax: (202) 204-5600

(b) If to Flatbush to:

Flatbush Federal Bancorp, Inc.

2146 Nostrand Avenue

Brooklyn, New York 11210

Attn: Jesus R. Adia

President and Chief Executive Officer

Fax: (718) 677-4436

with a copy to:

Nixon Peabody LLP

401 9th Street, N.W.

Suite 900

Washington, DC 20004

Attn:	Raymond J. Gustini, Esq.
Fax:	(202) 585-8080

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand; (b) three (3) business days after being delivered to the U.S. mail, postage prepaid; or (c) one (1) business day after being delivered to the overnight courier.

Section 11.05 Parties in Interest.

This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party. Except for the provisions of Article II and Sections 6.08 and 6.10, following the Effective Time, nothing in this Agreement, express or implied, is intended to confer upon any person, other than the Parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 11.06 Complete Agreement.

This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, and the Confidentiality Agreement, referred to in Section 11.01, contains the entire agreement and understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the Parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreement referred to in Section 11.01 hereof) between the Parties, both written and oral, with respect to its subject matter.

Section 11.07 Counterparts.

This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original. A facsimile copy or electronic transmission of a signature page shall be deemed to be an original signature page.

Section 11.08 Severability.

In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the Parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 11.09 Governing Law.

This Agreement shall be governed by the laws of the United States.

Section 11.10 Interpretation.

When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The recitals hereto constitute an integral part of this Agreement. References to Sections include subsections, which are part of the related Section. The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 11.11 Specific Performance; Jurisdiction.

The Parties hereto agree that irreparable damage would occur if the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in the United States District Court for the District of New York or in any state court in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity. Each party agrees that it will not seek and will agree to waive any requirement for the securing or posting of a bond in connection with the other party’s seeking or obtaining such injunctive relief. In addition, each of the Parties hereto (a) consents to submit itself to the personal jurisdiction of the United States District Court for the District of New York or of any state court located in the State of New York if any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other United States District Court for the District of New York or a state court located in the State of New York.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

NORTHFIELD BANK

/s/ John W. Alexander
By:	John W. Alexander, Chairman, President and Chief Executive Officer

NORTHFIELD BANCORP, INC.

/s/ John W. Alexander
By:	John W. Alexander, Chairman, President and Chief Executive Officer

NORTHFIELD BANCORP, MHC

/s/ John W. Alexander
By:	John W. Alexander, Chairman, President and Chief Executive Officer

FLATBUSH FEDERAL SAVINGS AND LOAN ASSOCIATION

/s/ Jesus R. Adia
By:	Jesus R. Adia, Chairman, President and Chief Executive Officer

FLATBUSH FEDERAL BANCORP, INC.

/s/ Jesus R. Adia
By:	Jesus R. Adia, Chairman, President and Chief Executive Officer

FLATBUSH FEDERAL BANCORP, MHC

/s/ Jesus R. Adia
By:	Jesus R. Adia, Chairman, President and Chief Executive Officer

FIRST AMENDMENT TO

THE AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER, dated as of August 21, 2012 (“First Amendment”), is by and among (i) Northfield Bank, a Federal savings bank (“Northfield Bank”), Northfield Bancorp, Inc., a Federal corporation (“Northfield Bancorp”), Northfield Bancorp, MHC, a Federal mutual holding company (“Northfield MHC”), and (ii) Flatbush Federal Savings and Loan Association, a Federal savings and loan association (“Flatbush Federal Savings”), Flatbush Federal Bancorp, Inc., a Federal corporation (“Flatbush Federal Bancorp”), and Flatbush Federal Bancorp, MHC, a Federal mutual holding company (“Flatbush MHC”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, the Parties are parties to that certain Agreement and Plan of Merger, dated as of March 13, 2012 (the “Merger Agreement”);

WHEREAS, the Parties desire to amend Section 2.01(a) of the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the premises, and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Section 2.01(a) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

“(a) The MHC Merger. Flatbush MHC shall merge with and into Northfield MHC with Northfield MHC as the surviving entity pursuant to the merger agreement substantially in the form of Exhibit A hereto. As a result of the MHC Merger, each holder of a deposit account in or a borrowing with Flatbush Federal Savings as of the effective time of the MHC Merger shall have the same rights and privileges in Northfield MHC as a holder of a deposit account in or a borrowing with Northfield Bank immediately prior to the Merger including, without limitation, for purposes of any subscription rights in any future conversion of Northfield MHC to stock form.”

2. This First Amendment may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original. A facsimile copy or electronic transmission of a signature page shall be deemed to be an original signature page.

3. This First Amendment shall be construed in connection with and as part of the Merger Agreement, and except as modified and expressly amended by this First Amendment, all terms, conditions and covenants contained in the Merger Agreement are hereby ratified and shall be and remain in full force and effect.

4. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this First Amendment may refer to the Merger Agreement and without making specific reference to this First Amendment but nevertheless all such references shall include this First Amendment unless the context otherwise requires.

[signatures follow]

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

NORTHFIELD BANK

/s/ John W. Alexander
By:	John W. Alexander, Chairman, President and Chief Executive Officer

NORTHFIELD BANCORP, INC.

/s/ John W. Alexander
By:	John W. Alexander, Chairman, President and Chief Executive Officer

NORTHFIELD BANCORP, MHC

/s/ John W. Alexander
By:	John W. Alexander, Chairman, President and Chief Executive Officer

FLATBUSH FEDERAL SAVINGS AND LOAN ASSOCIATION

/s/ Jesus R. Adia
By:	Jesus R. Adia, Chairman, President and Chief Executive Officer

FLATBUSH FEDERAL BANCORP, INC.

/s/ Jesus R. Adia
By:	Jesus R. Adia, Chairman, President and Chief Executive Officer

FLATBUSH FEDERAL BANCORP, MHC

/s/ Jesus R. Adia
By:	Jesus R. Adia, Chairman, President and Chief Executive Officer

[Signature Page to Amendment to the Agreement and Plan of Merger]

ANNEX B

[LOGO OF SANDLER O’NEILL & PARTNERS, L.P.]

March 13, 2012

Board of Directors

Flatbush Federal Bancorp, Inc.

2146 Nostrand Avenue

Brooklyn, NY 11210

Ladies and Gentlemen:

Flatbush Federal Bancorp MHC (together with its subsidiaries, “Flatbush MHC”), Flatbush Federal Bancorp, Inc. (together with its subsidiaries, “Flatbush Bancorp”) and Flatbush Federal Savings and Loan Association (“Flatbush Bank”) have entered into an Agreement and Plan of Merger, dated as of March 13, 2012 (the “Agreement”), with Northfield Bancorp, MHC (“Northfield MHC”), Northfield Bancorp, Inc. (together with its subsidiaries, “Northfield Bancorp”) and Northfield Bank (“Northfield Bank”) pursuant to which Flatbush Bancorp will be acquired by Northfield Bancorp through the mergers of (1) Flatbush MHC with and into Northfield MHC, and (2) Flatbush Bancorp with and into Northfield Bancorp (the “Merger”). Immediately following the Merger, Flatbush Bank will be merged with and into Northfield Bank. Upon consummation of the Merger, each share of Flatbush Bancorp common stock issued and outstanding immediately prior to the effective time of the Merger, except for certain shares specified in the Agreement, will be exchanged for 0.4748 shares of Northfield Bancorp common stock (the “Exchange Ratio”), with all shares of Northfield Bancorp common stock issued in exchange for shares of Flatbush Bancorp common stock held by Flatbush MHC being issued to Northfield MHC as a result of the merger of Flatbush MHC into Northfield MHC. The Exchange Ratio is subject to adjustment under certain circumstances as described in the Agreement. The other terms and conditions of the Mergers are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Flatbush Bancorp common stock other than Flatbush MHC (collectively, the “Minority Shareholders”).

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain financial statements and other historical financial information of Flatbush Bancorp that were publicly available or provided by Flatbush Bancorp that we deemed relevant, including a draft of Flatbush Bancorp’s preliminary balance sheet and income statement for the year ended December 31, 2011; (iii) certain financial

Board of Directors

Flatbush Federal Bancorp, Inc.

March 13, 2012

statements and other historical financial information of Northfield Bancorp that were publicly available or provided by Northfield Bancorp that we deemed relevant, including a draft of Northfield Bancorp’s annual report on Form 10-K for the year ended December 31, 2011; (iv) internal financial projections for Flatbush Bancorp for the years ending December 31, 2012 through 2014, as provided by and reviewed with senior management of Flatbush Bancorp; (v) internal financial projections for Northfield Bancorp for the years ending December 31, 2012 through 2015, as provided by and reviewed with senior management of Northfield Bancorp; (vi) the financial terms of Flatbush Bancorp’s sale of its current main office and associated property completed on January 13, 2012 (the “Main Office Sale”) as disclosed in Flatbush Bancorp’s Current Report on Form 8-K dated January 18, 2012, and the estimates of Flatbush Bancorp’s senior management of the expected gain on the sale to be realized by Flatbush Bancorp; (vii) the publicly reported historical price and trading activity for Flatbush Bancorp’s and Northfield Bancorp’s common stock, including a comparison of price movements with certain stock indices; (viii) a comparison of certain financial information for Flatbush Bancorp and Northfield Bancorp with publicly available information for certain other companies that we considered relevant; (ix) the financial terms of certain recent business combinations in the financial institutions industry, to the extent publicly available; (x) the pro forma financial impact of the merger on Northfield Bancorp, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings as reviewed with representatives of Northfield Bancorp; (xi) the current economic and market environment generally and in the banking sector in particular; (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Flatbush Bancorp the business, financial condition, results of operations and prospects of Flatbush Bancorp, including the expectation that Flatbush Bancorp would be required to enter into a written enforcement agreement with the Office of the Comptroller of the Currency (“OCC”) following the OCC’s most recent safety and soundness examination of Flatbush Federal Savings, and held similar discussions with senior management of Northfield Bancorp concerning the business, financial condition, results of operations and prospects of Northfield Bancorp.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or that was provided to us by Flatbush Bancorp and Northfield Bancorp or their respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of Flatbush Bancorp and Northfield Bancorp that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We were not asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the

Board of Directors

Flatbush Federal Bancorp, Inc.

March 13, 2012

liabilities (contingent or otherwise) of Flatbush Bancorp or Northfield Bancorp or any of their respective subsidiaries, nor have we been furnished with any such valuations or appraisals. We have not reviewed any credit files relating to either Flatbush Bancorp or Northfield Bancorp, nor did we make any independent evaluation of the adequacy of the allowance for loan losses of Flatbush Bancorp or Northfield Bancorp and we have assumed, with your consent, that the respective allowances for loan losses for both Flatbush Bancorp and Northfield Bancorp are adequate to cover such losses.

In preparing its analyses, Sandler O’Neill used internal financial projections for Flatbush Bancorp and Northfield Bancorp as provided by the respective senior managements of Flatbush Bancorp and Northfield Bancorp. We also used in our analyses certain projections of transaction costs, purchase accounting adjustments and expected cost savings which were prepared by and/or reviewed with the senior managements of Flatbush Bancorp or Northfield Bancorp. With respect to those projections and estimates, the respective managements of Flatbush Bancorp and Northfield Bancorp confirmed to us that those projections and estimates reflected the best currently available estimates and judgments of those respective managements of the future financial performance of Flatbush Bancorp and Northfield Bancorp, respectively, and we assumed that such performance would be achieved. We express no opinion as to such financial projections or estimates or the assumptions on which they are based.

We have assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of Flatbush Bancorp or Northfield Bancorp since the date of the most recent financial statements made available to us other than, in the case of Flatbush Bancorp, the Main Office Sale. We have also assumed in all respects material to our analysis that Flatbush Bancorp and Northfield Bancorp will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement and that the conditions precedent in the Agreement will not be waived. Finally, with your consent, we have relied upon the advice Flatbush Bancorp has received from its legal, accounting and tax advisors as to all legal, regulatory, accounting and tax matters relating to Flatbush Bancorp, the Main Office Sale, the Merger and the other transactions contemplated by the Agreement. In reviewing potential merger/acquisition partners, Flatbush Bancorp’s Board of Directors was advised by its counsel that, given Flatbush Bancorp’s corporate status as a mutual holding company, Flatbush Bancorp’s potential merger/acquisition partners were limited to mutual institutions and other mutual holding companies; accordingly we were not asked to and did not solicit any indications of interest from parties organized in stock form.

Our opinion is necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events

Board of Directors

Flatbush Federal Bancorp, Inc.

March 13, 2012

occurring after the date hereof could materially affect our views. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Northfield Bancorp’s common stock will be when issued to Flatbush Bancorp’s shareholders or the prices at which the common stock of Flatbush Bancorp and Northfield Bancorp may trade at any time.

We have acted as financial advisor to the board of directors of Flatbush Bancorp in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. Flatbush Bancorp has also agreed to indemnify us against certain liabilities arising out of our engagement and to reimburse us for reasonable out-of-pocket expenses incurred in connection with our engagement. In the past, we have provided certain other investment banking services for Flatbush Bancorp and have received compensation for such services. In addition, as we have previously advised you, we have in the past provided certain investment banking services to Northfield Bancorp and have received compensation for such services and may provide, and receive compensation for, such services in the future, including during the pendency of the Merger. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Flatbush Bancorp and Northfield Bancorp and their affiliates. We may also actively trade the equity securities of Flatbush Bancorp and Northfield Bancorp or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion has been approved by Sandler O’Neill’s fairness opinion committee. Our opinion is directed to the Board of Directors of Flatbush Bancorp in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Flatbush Bancorp as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the Minority Shareholders of Flatbush Bancorp and does not address the underlying business decision of Flatbush Bancorp to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Flatbush Bancorp, or the effect of any other transaction in which Flatbush Bancorp might engage. We also express no opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by Flatbush Bancorp’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of Flatbush Bancorp. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent.

Board of Directors

Flatbush Federal Bancorp, Inc.

March 13, 2012

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair to the Minority Shareholders of Flatbush Bancorp from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

ANNEX C

FINANCIAL AND OTHER INFORMATION ABOUT

FLATBUSH FEDERAL BANCORP, INC.

DESCRIPTION OF BUSINESS

Flatbush Federal Bancorp, Inc.

Flatbush Federal Bancorp, Inc. (the “Company”) is a Federal corporation which was organized in 2003 as part of the mutual holding company reorganization of Flatbush Federal Savings & Loan Association (the “Association”). The Company’s principal asset is its investment in Flatbush Federal Savings & Loan Association. The Company is a majority owned subsidiary of Flatbush Federal Bancorp, MHC (“Flatbush MHC”), a Federally-chartered mutual holding company. Flatbush MHC owned 1,484,208 shares of common stock, or 54.23% of the outstanding shares of the common stock at June 30, 2012. At June 30, 2012, the Company had consolidated assets of $143.3 million, deposits of $117.5 million and stockholders’ equity of $18.8 million. The Company’s executive office is located at 2146 Nostrand Avenue, Brooklyn, New York 11210 and its telephone number is (718) 859-6800.

On March 13, 2012, the Company entered into an Agreement and Plan of Merger, as subsequently amended (the “Merger Agreement”), by and between (i) Northfield Bank, Northfield Bancorp, Inc. (“Northfield Bancorp”), and Northfield Bancorp, MHC, and (ii) the Company, the Association and Flatbush Federal Bancorp, MHC. The Merger Agreement provides, among other things, that as a result of the merger of the Company into Northfield Bancorp (the “Mid-Tier Merger”), each outstanding share of the Company’s common stock will be converted into the right to receive 0.4748 shares of Northfield Bancorp common stock. The Merger Agreement contains a number of customary representations and warranties by the parties regarding certain aspects of their respective businesses, financial condition, structure and other facts pertinent to the Merger that are customary for a transaction of this kind. The obligation of the parties to complete the Merger is subject to various customary conditions. If the Merger is terminated under specified situations in the Merger Agreement (because the Company accepts a proposal to be acquired that is superior to the one contained in the Merger Agreement, enters into an agreement related to such a proposal and terminates the Merger Agreement, or fails to make, withdraws, modifies or qualifies its recommendation regarding the Merger Agreement), the Company may be required to pay a termination fee to Northfield Bancorp of approximately $700,000. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was included in a Form 8-K filed with the Securities and Exchange Commission on March 15, 2012, with the amendment to the Merger Agreement included in a Form 8-K filed with the Securities and Exchange Commission on August 27, 2012.

Flatbush Federal Savings & Loan Association

General. The Association’s principal business consists of attracting retail deposits from the general public in the areas surrounding its three locations in Brooklyn, New York and investing those deposits, together with funds generated from operations, primarily in one- to four-family residential mortgage loans, commercial real estate loans, construction loans, investment securities, and mortgage-backed securities. The Association’s revenues are derived principally from the interest on loans and securities, loan origination and servicing fees, bank owned life insurance (“BOLI”) income, and service charges and fees collected on deposit accounts. The Association’s primary sources of funds are deposits, principal and interest payments on loans and securities, and borrowings.

Competition. The Association faces intense competition within its market area both in making loans and attracting deposits. The New York City area has a high concentration of financial institutions including large money center and regional banks, community banks and credit unions. Some of the Association’s competitors offer products and services that the Association does not currently offer, such as trust services and private banking. As of June 30, 2012, the Association’s market share of deposits represented less than one half of one percent of deposits in Kings County.

The Association’s competition for loans and deposits comes principally from commercial banks, savings institutions, mortgage banking firms and credit unions. The Association faces additional competition for deposits from short-term money market funds, brokerage firms, mutual funds and insurance companies. The primary focus is to build and develop profitable customer relationships across all lines of business while maintaining a role as a community bank.

Market Area. The Association operates in an urban market area that has a stable population and household base. The Association’s primary lending area is concentrated in Brooklyn, as well as the other four boroughs of New York City, and Long Island, New York. One- to four-family residential real estate in the Association’s market area is characterized by a large number of attached and semi-detached houses, including a number of two- and three-family homes and condominium apartments. Most of the deposit customers are residents of the greater New York metropolitan area. The economy of the market area is characterized by a large number of small retail establishments. The Association’s customer base is comprised of middle-income households, and to a lesser extent, low-to-moderate-income households.

Lending Activities. Historically, the Association’s principal lending activity has been the origination of first mortgage loans for the purchase or refinancing of one- to four-family residential real property as well as multi-family and commercial real estate loans. Historically, the Association retained all loans that it originated. However, beginning in 2002 the Association sold a limited number of its one- to four-family loans, on a servicing retained basis, to the Federal Home Loan Bank of New York. No loans were sold during the six months ended June 30, 2012 or the year ended December 31, 2011. One- to four-family residential real estate mortgage loans represented $63.1 million, or 71.3%, of our loan portfolio at June 30, 2012. The Association also offers commercial real estate loans, multifamily loans, condominium loans and construction loans secured by real estate. There were no construction loans at June 30, 2012. Commercial real estate loans totaled $19.0 million, or 21.5% of the total loan portfolio at June 30, 2012. Multi-family real estate loans totaled $5.9 million, or 6.6% of the total loan portfolio at June 30, 2012. On a limited basis, non-real estate secured loans are originated and consist of unsecured business loans, passbook loans and credit card loans.

Loan Portfolio Composition. The following table sets forth the composition of the Association’s loan portfolio by type of loan as of the dates indicated, including a reconciliation of gross loans receivable after consideration of loans in process, the allowance for loan losses and net deferred fees.

	At June 30, 2012		At December 31,
			2011		2010
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Real Estate Loans:
One- to four-family	$63,121	71.29%	$66,681	68.31%	$71,830	65.84%
Multi-family	5,852	6.61	5,749	5.89	5,890	5.40
Commercial	19,011	21.47	21,901	22.43	22,975	21.06
Construction	—	—	2,692	2.76	7,792	7.14
Land	383	0.43	387	0.40	393	0.36

Total real estate loans	88,367	99.80	97,410	99.79	108,880	99.80

Other Loans:
Unsecured Business	40	0.05	40	0.04	20	0.02
Passbook or certificate	36	0.04	37	0.04	39	0.04
Home equity	74	0.08	87	0.09	113	0.10
Credit cards	30	0.03	37	0.04	47	0.04

Total other loans	180	0.20	201	0.21	219	0.20

Total loans	88,547	100.00%	97,611	100.00%	109,099	100.00%

Less:
Loans in process	—		105		895
Allowance for loan losses	1,077		2,247		1,649
Deferred loan fees	114		97		77

	1,191		2,449		2,621

Total loans receivable, net	$87,356		$95,162		$106,478

Maturity of Loan Portfolio. The following table shows the remaining contractual maturity of loans at December 31, 2011. The table does not include the effect of possible prepayments or due on sale clause payments.

	One-to Four-Family	Multi- Family	Commercial Real Estate	Construction	Land	Passbook or Certificate	Home Equity	Credit Cards	Unsecured Business	Total
	(Dollars in thousands)
One year or less	$362	$—	$2,858	$2,692	$—	$37	$8	$37	$—	$5,994

After one year:
1 to 3 years	2,567	—	1,844	—	387	—	6	—	40	4,844
3 to 5 years	1,661	83	2,494	—	—	—			—	4,238
5 to 10 years	13,138	3,944	11,213	—	—	—	73	—	—	28,368
10 to 20 years	8,981	1,287	3,492	—	—	—	—	—	—	13,760
More than 20 years	39,972	435	—	—	—	—	—	—	—	40,407

Total due after one year	66,319	5,749	19,043	—	387	37	79	—	—	91,617

Total loans	66,681	5,749	21,901	2,692	387	37	87	37	40	97,611
Less:
Loans in process	—	—	—	105	—	—	—	—	—	105
Allowance for loan losses	436	35	1,280	452	42			2		2,247
Deferred loan fees	64	11	25	—	—	—	(3)	—	—	97

Total loans receivable, net	$66,181	$5,703	$20,596	$2,135	$345	$37	$90	$35	$40	$95,162

The total amount of loans due after December 31, 2012 that have fixed interest rates is $65.7 million, and the total amount of loans due after such date which have floating or adjustable interest rates is $25.9 million. Of the $19.0 million of commercial real estate loans due after December 31, 2012, 13.5% have fixed interest rates and 86.5% have adjustable interest rates. At December 31, 2011, there were no construction loans due after December 31, 2012.

One-to Four-Family Residential Loans. The Association’s lending activity includes the origination of one- to four-family residential mortgage loans that are primarily secured by properties located in Brooklyn, as well as the other four boroughs of New York City, and Long Island, New York. At June 30, 2012, approximately $63.1 million, or 71.3% of the loan portfolio, consisted of one- to- four-family residential loans. Generally, one- to four-family residential mortgage loans are originated in amounts up to 80% of the lesser of the appraised value or purchase price of the property. Private mortgage insurance is required on loans with a loan-to-value ratio in excess of 80%. The Association will not make loans with a loan-to-value ratio in excess of 95% for loans secured by single family homes and 90% for loans secured by two- to four-family properties. Fixed-rate loans are originated for terms of 15 and 30 years. At June 30, 2012, the Association’s largest loan secured by one- to four-family real estate had a principal balance of $949,000 and was secured by a one-family residence. This loan was performing in accordance with its terms.

The Association also offers adjustable-rate mortgage loans with one, two, three and five year adjustment periods based on changes in a designated United States Treasury index. During the six months ended June 30, 2012, no adjustable rate mortgages were originated. During the year ended December 31, 2011, the Association originated one adjustable rate mortgage for $700,000. In general, the adjustable rate mortgage loans provide for maximum rate adjustments of 200 basis points per adjustment, with a lifetime maximum adjustment of 600 basis points. Adjustable rate mortgage loans amortize over terms of up to 30 years.

Adjustable rate mortgage loans decrease the risk associated with changes in market interest rates by periodically repricing, but involve other risks because, as interest rates increase, the underlying payments by the borrower increase, thus increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustment of the contractual interest rate is also limited by the maximum periodic and lifetime interest rate adjustments permitted by the loan documents, and therefore, is potentially limited in effectiveness during periods of rapidly rising interest rates. At June 30, 2012, $5.1million, or 8.08% of the Association’s one- to four-family residential loans had adjustable rates of interest.

All one- to four-family residential mortgage loans that the Association originates include “due-on-sale” clauses, which give the Association the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid.

Regulations limit the amount that a savings association may lend relative to the appraised value of the real estate securing the loan, as determined by an appraisal of the property at the time the loan is originated. For all loans, the Association utilizes outside independent appraisers approved by the board of directors. All borrowers are required to obtain title insurance. The Association also requires homeowner’s insurance and fire and casualty insurance and, where circumstances warrant, flood insurance on properties securing real estate loans.

Multi-Family Real Estate Loans. Loans secured by multi-family real estate totaled approximately $5.9 million, or 6.6% of the total loan portfolio at June 30, 2012. Multi-family real estate loans generally are secured by rental properties. Substantially all multi-family real estate loans are secured by properties located within the Association’s lending area. At June 30, 2012, the Association had seventeen multi-family loans with an average principal balance of $344,000, and the largest multi-family real estate loan had a principal balance of $808,000. All of the loans secured by multi-family real estate properties are performing in accordance with their terms. Multi-family real estate loans generally are offered with adjustable interest rates that adjust after five years. Multi-family loans are originated for terms of up to 15 years. Multi-family real estate loan adjustments are tied to the prime rate as reported in The Wall Street Journal, or the FHLB five year advance rate.

The Association considers a number of factors in originating multi-family real estate loans. Management evaluates the qualifications and financial condition of the borrower (including credit history), profitability and expertise, as well as the value and condition of the mortgaged property securing the loan. When evaluating the qualifications of the borrower, management considers the financial resources of the borrower, the borrower’s experience in owning or managing similar property and the borrower’s payment history with the Association and other financial institutions. In evaluating the property securing the loan, the factors considered include the net operating income of the mortgaged property before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service) to ensure that it is at least 125% of the debt service, and the ratio of the loan amount to the appraised value of the mortgaged property. Multi-family real estate loans are originated in amounts up to 75% of the appraised value of the mortgaged property securing the loan. All multi-family loans are appraised by outside independent appraisers approved by the board of directors. An environmental inspection, performed by an independent environmental engineer approved by the board of directors, may be required on certain loans. Personal guarantees may be obtained from multi-family real estate borrowers.

Loans secured by multi-family real estate generally involve a greater degree of credit risk than one- to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family real estate typically depends upon the successful operation of the real estate property securing the loan. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired.

Commercial Real Estate Loans. At June 30, 2012, $19.0 million, or 21.5% of the total loan portfolio consisted of commercial real estate loans. Commercial real estate loans are secured by office buildings, mixed use properties and other commercial properties. The Association generally originates adjustable rate commercial real estate loans, as well as balloon maturity loans, with maximum terms of up to 15 years. The maximum loan-to-value ratio of commercial real estate loans is 75%. At June 30, 2012, the Association had 37 commercial real estate loans with an average outstanding balance of $514,000. At June 30, 2012, the Association’s largest loan secured by commercial real estate was a $1.9 million loan. At June 30, 2012, this loan was performing in accordance with its terms. At June 30, 2012, two loans totaling $744,000, secured by commercial real estate were not performing in accordance their terms.

The Association considers a number of factors in originating commercial real estate loans. Management evaluates the qualifications and financial condition of the borrower (including credit history), profitability and expertise, as well as the value and condition of the mortgaged property securing the loan. When evaluating the qualifications of the borrower, management considers the financial resources of the borrower, the borrower’s experience in owning or managing similar property and the borrower’s payment history with the Association and other financial institutions. In evaluating the property securing the loan, the factors management considered include the net operating income of the mortgaged property before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service) to ensure that it is at least 125% of the debt service, and the ratio of the loan amount to the appraised value of the mortgaged property. All commercial real estate loans are appraised by outside independent appraisers approved by the board of directors. An environmental inspection is performed by an independent environmental engineer approved by the board of directors. Personal guarantees may be obtained from commercial real estate borrowers.

Loans secured by commercial real estate generally are larger than one- to four-family residential loans and involve greater credit risk. Commercial real estate loans often involve large loan balances to single borrowers or groups of related borrowers. Repayment of these loans depends to a large degree on the results of operations and management of the properties securing the loans or the businesses conducted on such property, and may be affected to a greater extent by adverse conditions in the real estate market or the economy in general.

Other Loans. The Association offers a variety of loans secured by real estate, or by property other than real estate. These loans include loans secured by deposits, home equity loans, and credit cards secured by deposit accounts, as well as unsecured credit cards and business loans. At June 30, 2012, these other loans totaled $180,000, or 0.20% of the total loan portfolio.
Origination and Servicing of Loans. Historically, the Association has originated mortgage loans pursuant to underwriting standards that generally conform with the Fannie Mae and Freddie Mac guidelines. Loan origination activities are primarily concentrated in Brooklyn, as well as the other four boroughs of New York City, and Long Island, New York. Properties securing real estate and construction loans are primarily located in Brooklyn, Queens, Long Island and Manhattan. New loans are generated primarily from walk-in customers, customer referrals, a network of mortgage brokers, and other parties with whom the Association does business, and from the efforts of employees and advertising. Loan applications are underwritten and processed at the main office. The Association services all loans that it originates.

The following table shows the loan originations, purchases, sales and repayment activities for the periods indicated.

	Six Months Ended June 30, 2012	Years Ended December 31,
		2011	2010
	(In Thousands)
Beginning of period	$95,162	$106,478	$110,988

Originations by Type:
Real estate:
One- to four-family	1,730	4,503	1,609
Multi-family	180	—	1,700
Commercial	665	1,141	3,276
Construction	—	100	250
Other loans:
Unsecured business	—	20	—
Passbook or certificate	—	—	11
Home equity	—	—	—
Credit cards	36	76	97

Total originations	2,611	5,840	6,943

Purchases:
Real estate:
Construction	—	150	1,996

Total purchases	—	150	1,996

Sales and Repayments:
Real estate:
Principal repayments	(9,712)	(16,718)	(12,661)

Total reductions	(9,712)	(16,718)	(12,661)

Change in other items, net	(705)	(588)	(788)

Net (decrease)	(7,806)	(11,316)	(4,510)

End of period	$87,356	$95,162	$106,478

Loan Approval Procedures and Authority. The loan approval process is intended to assess the borrower’s ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan. To assess the borrower’s ability to repay, the Association reviews the employment and credit history and information on the historical and projected income and expenses of mortgagors or if applicable, the historical and projected income and expenses of the property. All loans are approved by the Board of Directors.

The Association requires appraisals of all real property securing loans, and if applicable, environmental inspections. Appraisals are performed by independent licensed appraisers. All appraisers are approved by the Board of Directors. The Association requires fire and extended coverage insurance in amounts at least equal to the principal amount of the loan.

Non-performing and Problem Assets

After a mortgage loan becomes 10 days past due, a computer generated late notice is delivered to the borrower. A second late notice is sent once the loan becomes 16 days past due. When a loan becomes 30 days delinquent, a delinquency notice is sent to the borrower and an attempt is made to make personal contact with the borrower by letter or telephone from the head of the collection department to establish an acceptable repayment schedule. When a mortgage loan is 90 days delinquent and no acceptable resolution has been reached, the loan is placed in foreclosure and the property collateral is appraised and inspected. Management is authorized to begin foreclosure proceedings on any loan after determining that it is prudent to do so.

Mortgage loans are reviewed on a regular basis and such loans, with the exception of loans guaranteed by the Federal Housing Administration, may be placed on non-accrual status when they become delinquent 90 days or more. When loans are placed on a non-accrual status, unpaid accrued interest is fully reserved, and further income is recognized only to the extent received. Loans guaranteed by the Federal Housing Administration may be placed on non-accrual status when they become delinquent 120 days or more.

Non-performing Loans. At June 30, 2012, $8.2 million, or 9.26%, of the Association’s total loans were non-performing loans.

Non-performing Assets. The table below sets forth the amounts and categories of the non-performing assets at the dates indicated. Delinquent loans that are 90 days or more past due are generally considered non-performing assets. There were five restructured loans in a nonaccrual status at June 30, 2012. At June 30, 2012, non-accruing loans consisted of 23 one-to-four-family residential loans of $7.5 million and two commercial real estate loans of $744,000.

At December 31, 2011, non-accruing loans consisted of 12 one-to-four-family residential loans of $4.2 million with a corresponding $124,000 of specific valuation allowance, three commercial real estate loans of $1.8 million with a corresponding $615,000 of specific valuation allowance and two construction loan participations of $2.2 million with a corresponding $407,000 of specific valuation allowance.

	At June 30, 2012	At December 31,
		2011	2010
	(Dollars in Thousands)
Non-accruing loans:
One- to four-family real estate	$7,458	$4,230	$3,801
Commercial real estate	744	1,779	2,597
Construction	—	2,176	2,041
Credit cards	—	—	4

Total non-performing loans	8,202	8,185	8,443

Other real estate owned	1,123	744	—

Total non-performing assets	$9,325	$8,929	$8,443

Performing troubled debt restructurings	$—	$1,300	$387

Total non-performing assets as a percentage of total assets	6.51%	6.26%	5.74%

Total non-performing loans as a percent of total loans	9.26%	8.39%	7.74%

For the six months ended June 30, 2012 and the years ended December 31, 2011 and 2010, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $280,000, $768,000 and $530,000, respectively. No interest income was recognized for the six months ended June 30, 2012 on such loans subsequent to their non-accrual status. Interest income of $49,000 was recognized on such loans subsequent to their non-accrual status for the year ended December 31, 2011. No interest income was recognized on such loans subsequent to their non-accrual status for the year ended December 31, 2010.

Delinquent Loans. The following table sets forth the loan delinquencies by type, by amount and by percentage of type at the dates indicated.

	At June 30, 2012				At December 31, 2011				At December 31, 2010
	60-89 Days		90 Days or More		60-89 Days		90 Days or More		60-89 Days		90 Days or More
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in Thousands)
Real Estate loans:
One- to four-family	4	$1,322	18	$5,849	—	$—	12	$4,230	1	$132	11	$3,801
Multi-family	—	—	—	—	—	—	—	—	—	—	—	—
Commercial real estate	—	—	2	744	—	—	3	1,779	—	—	4	2,597
Construction	—	—	—	—	—	—	2	2,176	—	—	2	2,041
Land	—	—	—	—	—	—	—	—	—	—	—	—

Total	4	1,322	20	6,594	—	—	17	8,185	1	132	17	8,439

Other loans:
Unsecured business	—	—	—	—	—	—	—	—	—	—	—	—
Passbook or certificate	—	—	—	—	—	—	—	—	—	—	—	—
Home equity	—	—	—	—	—	—	—	—	1	14	—	—
Credit cards	—	—	—	—	1	3	—	—	1	3	3	4

Total other loans	—	—	—	—	1	3	—	—	2	17	3	4

Total delinquent loans	4	$1,322	20	$6,594	1	$3	17	$8,185	3	$149	20	$8,443

Delinquent loans to total loans		1.49%		7.45%		0.003%		8.39%		0.14%		8.65%

Classified Assets. Office of the Comptroller of the Currency regulations and the Association’s Asset Classification Policy provide that loans and other assets considered to be of lesser quality be classified as “substandard,” “doubtful” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Management classifies an asset as “special mention” if the asset has a potential weakness that warrants management’s close attention. While such assets are not impaired, management has concluded that if the potential weakness in the asset is not addressed, the value of the asset may deteriorate, adversely affecting the repayment of the asset.

An insured institution is required to establish general allowances for loan losses in an amount deemed prudent by management for loans classified substandard or doubtful, as well as for other problem loans. General allowances represent loss allowances which have been established to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as “loss,” it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount. An institution’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by bank regulators that can order the establishment of additional general or specific loss allowances.

On the basis of management’s review of its assets at June 30, 2012, the Association had classified $8.8 million in one- to four-family residential loans, $1.3 million in commercial real estate loans and $383,000 in construction and land loan participations, respectively, as substandard and $1.5 million in one- to four-family residential loans, $519,000 in commercial real estate loans and $416,000 in multifamily residential loans as special mention. At December 31, 2011 the Association had classified $4.2 million in one- to four-family residential loans, $2.3 million in commercial real estate loans and $2.6 million in construction loan participations, respectively, as substandard and $1.7 million in one to four family residential loans and $515,000 in construction and land loan participations as special mention. The substandard construction loans of $2.6 million had specific valuation allowances of $407,000. At December 31, 2011, the substandard one-to four-family residential loans of $4.2 million had valuation allowances of $124,000 and the substandard commercial real estate loans of $2.3 million had valuation allowances of $623,000. These impairment allowances were charged off during the six months ended June 30, 2012.

The loan portfolio is reviewed on a regular basis to determine whether any loans require classification in accordance with applicable regulations. Not all classified assets constitute non-performing assets.

Allowance for Loan Losses

The Association’s allowance for loan losses is maintained at a level necessary to absorb loan losses which are both probable and reasonably estimable. Management, in determining the allowance for loan losses, considers the losses inherent in its loan portfolio and changes in the nature and volume of loan activities, along with the general economic and real estate market conditions. Management utilizes a two-tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of the loan portfolio.

Management maintains a loan review system, which allows for a periodic review of the loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, type and market value of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified losses based on a review of such information. A loan evaluated for impairment is considered to be impaired when, based on current information and events, it is probable that the Association will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. Management does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions, management’s judgment and losses which are probable and reasonably estimable. The allowance is increased through provisions charged against current earnings and recoveries of previously charged-off loans. Loans which are determined to be uncollectible are charged against the allowance. While management uses available information to recognize probable and reasonably estimable loan losses, future loss provisions may be necessary based on changing economic conditions. The allowance for loan losses as of June 30, 2012 and December 31, 2011 is maintained at a level that represents management’s best estimate of losses inherent in the loan portfolio, and such losses were both probable and reasonably estimable.

Payments received on impaired loans are applied to principal. The Association had 25 loans totaling $8.2 million deemed to be impaired at June 30, 2012, 21 loans totaling $9.6 million deemed to be impaired at December 31, 2011, and 21 loans totaling $9.0 million deemed to be impaired at December 31, 2010. At June 30, 2012, impaired loans consisted two commercial real estate loans of $744,000 and 23 residential real estate loans of $7.5 million. At December 31, 2011 impaired loans consisted of two construction loan participations of $2.2 million having $407,000 of specific valuation allowance, with a net balance of $1.8 million, four commercial real estate loans of $2.3 million having $623,000 of specific allowances, with a net balance of $1.7 million and 15 residential real estate loans of $5.1 million having specific allowances of $260,000 with a net balance of $4.9 million. The specific allowances were charged off during the six months ended June 30, 2012.

In addition, the Office of the Comptroller of the Currency, as an integral part of its examination process, will periodically review the allowance for loan losses. The OCC may require that the Association recognize additions to the allowance based on its evaluation of information available to it at the time of the examination.

Allowance for Loan Losses. The following table analyzes changes in the allowance for the periods presented.

	Six Months Ended June 30,				Years Ended December 31,
	2012		2011		2011	2010
	(Dollars In Thousands)
Balance at beginning of period	$2,247		$1,649		$1,649	$829
Charge-offs:
One- to four-family	351		5		45	—
Commercial	756		247		248	—
Construction	408		—		813	—
Credit cards	5		8		7	1

Total charge-offs	1,520		260		1,113	1
Recoveries	85		—		—	1

Net charge-offs	1,435		260		1,113	—
Additions charged to operations	265		1,703		1,711	821

Ending balance	$1,077		$3,092		$2,247	$1,649

Ratio of non-performing loans to total assets at the end of period	6.51%		7.57%		5.74%	5.74%

Ratio of net charge-offs during the period to loans outstanding during the period	3.15	%(1)	0.50	%(1)	1.11%	0.00%

Ratio of allowance for loan losses to loans outstanding	1.22%		2.99%		2.30%	1.52%

(1)	Annualized.

Allocation of Allowance for Loan Losses. The following table presents an analysis of the allocation of the allowance for loan losses at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future loss in any particular category and does not restrict the use of the allowance to absorb losses in other categories. The total amount of loan loss allowance of $1.1 million as of the six months ended June 30, 2012 includes no specific valuation allowances. The total amount of loan loss allowance of $2.2 million as of year ended December 31, 2011 includes specific valuation allowances of $1.3 million. The total amount of loan loss allowance of $1.6 million for the year ended December 31, 2010 includes specific valuation allowances of $898,000.

	At June 30, 2012			At December 31,
				2011			2010
	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loan Amount in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loan Amount in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loan Amount in Each Category to Total Loans
	(Dollars in thousands)
One- to four-family	$711	$63,121	71.29%	$436	$66,681	68.31%	$214	$71,830	65.84%
Multi-family	50	5,852	6.61	35	5,749	5.89	36	5,890	5.40
Commercial	263	19,011	21.47	1,280	21,901	22.43	583	22,975	21.06
Construction	—	—	—	452	2,692	2.80	796	7,792	7.14
Land	48	383	0.43	42	387	0.40	14	393	0.36
Passbook or certificate	—	36	0.04	—	37	0.04	—	39	0.04
Home equity	—	74	0.08	—	87	0.09	—	113	0.10
Credit cards	4	30	0.03	2	36	0.04	6	47	0.04
Other	1	—	—	—	—	—	—	—	—
Unsecured business	—	40	0.05	—	40	0.04	—	20	0.02

Total	$1,077	$88,547	100.00%	$2,247	$97,610	100.00%	$1,649	$109,099	100.00%

Each quarter, management evaluates the total balance of the allowance for loan losses based on several factors that are not loan specific, but are reflective of the inherent losses in the loan portfolio. This process includes, but is not limited to, a periodic review of loan collectability in light of historical experience, the nature and volume of loan activity, conditions that may affect the ability of the borrower to repay, underlying value of collateral, if applicable, and economic conditions in the Association’s immediate market area. First, loans are grouped by delinquency status. All loans 90 days or more delinquent are evaluated individually, based primarily on the value of the collateral securing the loan. Specific loss allowances are established as required by this analysis. All loans for which a specific loss allowance has not been assigned are segregated by type and delinquency status and a loss allowance is established by using loss experience data and management’s judgment concerning other matters it considers significant. The allowance is allocated to each category of loan based on the results of the above analysis. Small differences between the allocated balances and recorded allowances are reflected as unallocated to absorb losses resulting from the inherent imprecision involved in the loss analysis process.

This analysis process is inherently subjective, as it requires estimates that are susceptible to revisions as more information becomes available. Although management believes that it has established the allowance at levels to absorb probable and estimable losses, future additions may be necessary if economic or other conditions in the future differ from the current environment.

Investments

Investments and Mortgage-Backed Securities. The Association’s investment portfolio at June 30, 2012 consisted of $4.3 million in corporate bonds held-to-maturity, $472,000 in Federal Home Loan Bank of New York stock and $9.5 million in other interest-earning assets, consisting of deposits at other financial institutions and federal funds sold. The investment policy objectives are to primarily maintain liquidity within the guidelines established by the board of directors while earning a return and minimizing principle risk. At June 30, 2012, the Association did not hold investments in any single entity (other than United States Government or agency sponsored entities) that had an aggregate book value in excess of 10% of its stockholder’s equity.

The following table sets forth the carrying value of the investment portfolio at the dates indicated. The Federal Home Loan Bank stock has no stated maturity, and the interest-bearing deposits with other institutions are payable on demand.

	At June 30, 2012		At December 31,
			2011		2010
	Carrying Value	% of Total	Carrying Value	% of Total	Carrying Value	% of Total
	(Dollars in Thousands)
Investment securities
Federal Home Loan Bank stock	$472	4.74%	$698	9.15%	$808	10.88%

Other interest-earning assets:
Interest-earning deposits	3,786	38.02%	1,180	15.47%	1,066	14.36%
Federal funds sold	5,700	57.24%	5,750	75.38%	5,550	74.76%

Total other interest-earning assets	9,486	95.26%	6,930	90.85%	6,616	89.12%

Total	$9,958	100.00%	$7,628	100.00%	$7,424	100.00%

The Association also invests in mortgage-backed securities, which are classified as held to maturity. At June 30, 2012, the mortgage-backed securities portfolio totaled $23.6 million, or 16.5% of total assets, and consisted of $23.3 million in fixed-rate mortgage-backed securities guaranteed by Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) or Federal Home Loan Mortgage Corporation (FHLMC), and $244,000 in adjustable rate mortgage-backed securities guaranteed by GNMA, FNMA or FHLMC.

The following table sets forth the composition of the securities held to maturity at the dates indicated.

	At June 30, 2012		At December 31,
			2011		2010
	Carrying Value	% of Total	Carrying Value	% of Total	Carrying Value	% of Total

	(Dollars in Thousands)
Corporate bonds	$4,339	15.54%	$4,347	16.88%	$—	—%
Mortgage-backed securities held to maturity (1):
GNMA	$4,846	17.36%	$5,343	20.75%	$1,941	8.91%
FNMA	12,580	45.07%	12,778	49.63%	15,301	70.25%
FHLMC	6,151	22.03%	3,280	12.74%	4,538	20.84%

Total	$27,917	100.00%	$25,748	100.00%	$21,780	100.00%

(1)	Mortgage-backed securities classified as held to maturity are reported at amortized cost.

The composition and maturities of the corporate bond and mortgage-backed securities portfolio as of June 30, 2012, are indicated in the following table.

	Due
	Less Than 1 Year		1 to 5 Years		5 to 10 Years		Over 10 Years		Total Investment Securities
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Market Value
	(Dollars In Thousands)
Mortgage-backed securities	$—	—%	$41	5.22%	$4,434	2.50%	$19,103	4.84%	$23,578	4.40%	$25,136

Corporate bonds	$—	—	$2,846	2.59%	$1,493	3.41%	$—	—	$4,339	2.88%	$4,522

The following table shows security purchase and repayment activities of the Association for the periods indicated. The Association did not sell any securities during the periods indicated.

	Six Months Ended June 30, 2012	Years Ended December 31,
		2011	2010
	(Dollars in Thousands)
Purchases:
Adjustable-rate	$—	$—	$—
Fixed-rate	4,393	9,415	1,250

Total purchases	4,392	9,415	1,250
Principal repayments	(2,211)	(5,535)	(7,944)
Accretion, net	(13)	89	134

Net increase (decrease)	$2,169	$3,969	$(6,560)

Sources of Funds

General. Deposits have traditionally been the primary source of funds for use in lending and investment activities. In addition to deposits, funds are derived from scheduled loan payments, investment maturities, loan prepayments and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition. Borrowings from the Federal Home Loan Bank of New York may be used in the short-term to compensate for reductions in deposits and to fund loan growth.

Deposits. Deposits are not actively solicited outside of the New York City metropolitan area, and substantially all of the depositors are persons who work or reside in Brooklyn, New York. The Association offers a selection of deposit instruments, including demand deposits consisting of non-interest bearing and NOW accounts, passbook savings and club accounts, and fixed-term certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. The Association does not accept brokered deposits.

Interest rates paid, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. Personalized customer service and long-standing relationships with customers are relied upon to attract and retain deposits.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts offered allows the Association to be competitive in obtaining funds and responding to changes in consumer demand. Based on experience, management believes the deposits in the Association are relatively stable. However, the ability to attract and maintain certificates of deposit, and the rates paid on these deposits have been and will continue to be significantly affected by market conditions. At June 30, 2012, $77.7 million, or 66.1% of deposit accounts were certificates of deposit, of which $61.2 million have maturities of one year or less.

Deposit Accounts. The following table sets forth the dollar amount of deposits in the various types of deposit programs offered as of the dates indicated.

	At June 30, 2012		At December 31,
			2011		2010
	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount
	(Dollars in thousands)
Demand deposits:
Non-interest-bearing	—%	$5,547	—%	$5,198	—%	$5,319
NOW	0.30	293	0.30	321	0.30	319

		5,840		5,519		5,638
Passbook and club accounts	0.31	33,995	0.33	33,323	0.33	34,691
Certificates of deposit	1.61	77,695	1.71	76,081	1.86	76,745

Total	1.16%	$117,530	1.23%	$114,923	1.32%	$117,074

Deposit Activity. The following table sets forth the deposit activities for the periods indicated.

	Six Months Ended June 30, 2012	Years Ended December 31,
		2011	2010
	(Dollars In Thousands)
Beginning balance	$114,923	$117,074	$115,168
Net deposits (withdrawals)	1,914	(3,587)	176
Interest credited on deposit accounts	693	1,436	1,730

Ending balance	$117,530	$114,923	$117,074

Net increase (decrease)	$2,607	$(2,151)	$1,906
Percent increase (decrease)	2.27%	(1.84)%	1.65%

Certificates of Deposit. The following table indicates the amount of Certificates of Deposit as of June 30, 2012, by time remaining until maturity.

	Three months or less	Over three months to six months	Over six months to twelve months	Over twelve months	Total
	(Dollars in Thousands)
Certificates of deposit:
Less than $100,000	$7,830	$7,324	$14,958	$8,287	$38,399
$100,000 or more	9,350	7,070	14,666	8,210	39,296

Total	$17,180	$14,394	$29,624	$16,497	$77,695

Time Deposit Maturity Schedule. The following table presents, by rate category, the remaining period to maturity of time deposit accounts outstanding as of June 30, 2012 (Dollars in thousands).

Quarter Ending	Less than 1.00%	1.00% to 2.00%	2.01% to 3.00%	3.01 % to 4.00%	4.01% to 5.00%	5.01% to 6.00%	TOTAL
September 30, 2012	$5,028	$8,453	$923	$—	$314	$2,462	$17,180
December 31, 2012	6,010	7,248	50	30	422	634	14,394
March 31, 2013	2,707	10,350	55	410	587	70	14,178
June 30, 2013	5,189	9,108	606	334	202	8	15,446
September 30, 2013	453	1,537	241	37	129	—	2,397
December 31, 2013	151	1,211	—	—	127	80	1,570
March 31, 2014	—	2,102	181	267	—	78	2,629
June 30, 2014	—	1,809	203	18	—	—	2,030
Thereafter	—	3,256	2,996	1,169	442	8	7,870

Total	$19,538	$45,074	$5,255	$2,265	$2,223	$3,340	$77,695

Percentage of total	25.15%	58.01%	6.76%	2.92%	2.86%	4.30%

Borrowings. The Association may obtain advances from the Federal Home Loan Bank of New York upon the security of the common stock owned in the Federal Home Loan Bank and its qualifying residential mortgage loans and mortgage-backed securities, provided certain standards related to creditworthiness are met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. All borrowings consisted solely of fixed interest rate advances from Federal Home Loan Bank of New York. As of June 30, 2012, the outstanding amount of these advances totaled $5.4 million.

Subsidiary Activities

Federal regulations permit federal savings associations to invest in the capital stock, obligations or other specified types of securities of subsidiaries (referred to as “service corporations”) and to make loans to such subsidiaries and joint ventures in which such subsidiaries are participants in an aggregate amount not exceeding 2% of the association’s assets, plus an additional 1% of assets if the amount over 2% is used for specified community or inner-city development purposes. In addition, federal regulations permit associations to make specified types of loans to such subsidiaries (other than special purpose finance subsidiaries) in which the association owns more than 10% of the stock, in an aggregate amount not exceeding 50% of the association’s regulatory capital if the association’s regulatory capital is in compliance with applicable regulations.

Flatbush Federal has one active subsidiary, Flatbush REIT, Inc. Flatbush REIT, Inc. was incorporated in 2001 as a special purpose real estate investment trust under New York law. Flatbush REIT, Inc. holds a portion of our mortgage related assets. At June 30, 2012, Flatbush REIT, Inc. held $13.7 million in loans.

FEDERAL AND STATE TAXATION

Federal Taxation

General. Flatbush Federal Bancorp, Inc. and Flatbush Federal Savings and Loan Association are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. Flatbush Federal Savings and Loan Association’s tax returns have not been audited during the past five years. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Flatbush Federal Bancorp, Inc. or Flatbush Federal Savings and Loan Association.

Method of Accounting. For Federal income tax purposes, Flatbush Federal Savings and Loan Association currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns.

Bad Debt Reserves. Prior to the Small Business Protection Act of 1996 (the “1996 Act”), Flatbush Federal Savings and Loan Association was permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at our taxable income. Flatbush Federal Savings and Loan Association was required to use the specific charge off method in computing its bad debt deduction beginning with its 1996 federal tax return. Savings institutions were required to recapture any excess reserves over those established as of December 31, 1987 (base year reserve). Flatbush Federal Savings and Loan Association had approximately $3.4 million of pre-1988 bad debt reserves that are subject to recapture. During 2010, amendments of the New York State and New York City’s tax law and ordinance conformed the bad debt deduction to the deduction allowed under the Federal income tax law for taxable years beginning on or after January 1, 2010.

Taxable Distributions and Recapture. Prior to the 1996 Act, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income if Flatbush Federal Savings and Loan Association failed to meet certain thrift asset and definitional tests. Federal legislation has eliminated these thrift related recapture rules.

At June 30, 2012, our total federal pre-1988 base year reserve was approximately $3.4 million. Under current law, pre-1988 base year reserves remain subject to recapture if Flatbush Federal Savings and Loan Association makes certain non-dividend distributions, repurchases any of its stock, pays dividends in excess of tax earnings and profits, or ceases to maintain a bank charter.

Alternative Minimum Tax. The Internal Revenue Code of 1986, as amended (the “Code”), imposes an alternative minimum tax (“AMT”) at a rate of 20% on a base of regular taxable income plus certain tax preferences (“alternative minimum taxable income” or “AMTI”). The AMT is payable to the extent such AMTI is in excess of an exemption amount and the AMT exceeds the regular income tax. Net operating losses can offset no more than 90% of AMTI. Certain payments of AMT may be used as credits against regular tax liabilities in future years. At June 30, 2012, Flatbush Federal Savings and Loan Association had no AMT credits for carryover.

Net Operating Loss Carryovers. A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At June 30, 2012, Flatbush Federal Savings and Loan Association had no net operating loss carry forwards for federal income tax purposes and $908,000 for New York State and New York City purposes.

Corporate Dividends-Received Deduction. Flatbush Federal Bancorp, Inc. may exclude from its income 100% of dividends received from Flatbush Federal Savings and Loan Association as a member of the same affiliated group of corporations. The corporate dividends-received deduction is 80% in the case of dividends received from corporations with which a corporate recipient does not file a consolidated return, and corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct only 70% of dividends received or accrued on their behalf.

State Taxation

New York State Taxation. Flatbush Federal Bancorp, Inc. and Flatbush Federal Savings and Loan Association will report income on a calendar year basis to New York State. New York State franchise tax on corporations is imposed in an amount equal to the greater of (a) 7.1% of “entire net income” allocable to New York State, (b) 3% of “alternative entire net income” allocable to New York State, (c) 0.01% of the average value of assets allocable to New York State, or (d) nominal minimum tax. Entire net income is based on Federal taxable income, subject to certain modifications. Alternative entire net income is equal to entire net income without certain modifications.

Personnel

As of June 30, 2012, the Company had 35 full-time employees and one part-time employee. The employees are not represented by any collective bargaining group. Management believes that the Company has good relations with its employees.

SUPERVISION AND REGULATION

General

The Association is examined and supervised by the Office of the Comptroller of the Currency (“OCC”) and subject to the regulation of the Federal Deposit Insurance Corporation (“FDIC”). This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the FDIC’s deposit insurance funds and depositors. Under this system of federal regulation, financial institutions are periodically examined to ensure that they satisfy applicable standards with respect to their capital adequacy, assets, management, earnings, liquidity and sensitivity to market interest rates. Following completion of its examination, the federal agency critiques the institution’s operations and assigns its rating (known as an institution’s CAMELS rating). Under federal law, an institution may not disclose its CAMELS rating to the public. The Association also is a member of and owns stock in the Federal Home Loan Bank of New York, which is one of the twelve regional banks in the Federal Home Loan Bank System. The Association also is regulated to a lesser extent by the Board of Governors of the Federal Reserve System (the “Federal Reserve”), governing reserves to be maintained against deposits and other matters. The Association’s relationship with its depositors and borrowers also is regulated to a great extent by both federal and state laws, especially in matters concerning the ownership of deposit accounts and the form and content of the Association’s mortgage documents.

Historically, the Office of Thrift Supervision (“OTS”) examined the Association and prepared reports for the consideration of its board of directors on any operating deficiencies. As of July 21, 2011, the OTS ceased operations pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and regulation and supervision of the Association was transferred to the OCC and regulation and supervision of Flatbush MHC and the Company was transferred to the Federal Reserve Board.

The Dodd-Frank Act also provided for the creation of a new agency, the Consumer Financial Protection Bureau (“CFPB”), as an independent bureau of the Federal Reserve, to take over the implementation of federal consumer financial protection and fair lending laws from the depository institution regulators. However, institutions of $10 billion or fewer in assets will continue to be examined for compliance with such laws and regulations by, and subject to the primary enforcement authority of, the prudential regulator rather than the CFPB.

Certain regulatory requirements applicable to the Association, the Company and Flatbush MHC are referred to below or appear elsewhere in this document. This regulatory discussion, however, does not purport to be an exhaustive treatment of applicable laws and regulations. Any change in these laws or regulations, whether by the FDIC, the OCC, the Federal Reserve or Congress, could have a material adverse impact on the Association, the Company and Flatbush MHC operations.

In addition to eliminating the OTS and creating the CFPB, the Dodd-Frank Act, among other things, requires changes in the way that institutions are assessed for deposit insurance, mandated the imposition of consolidated capital requirements on savings and loan holding companies, required that originators of securitized loans retain a percentage of the risk for the transferred loans, directed the Federal Reserve to regulate pricing of certain debit card interchange fees, reduces the federal preemption afforded to federal savings associations and contained a number of reforms related to mortgage originations. Many of the provisions of the Dodd-Frank Act contain delayed effective dates and/or require the issuance of regulations. As a result, it will be some time before their impact on operations can be assessed by management. However, there is significant possibility that the Dodd-Frank Act will, at a minimum, result in an increased regulatory burden and higher compliance, operating, and possibly, interest costs for the Company and the Bank.

Federal Banking Regulation

Business Activities. A federal savings association derives its lending and investment powers from the Home Owners’ Loan Act, as amended, and the regulations of the OCC. Under these laws and regulations, the Association may invest in mortgage loans secured by residential and commercial real estate, commercial business and consumer loans, certain types of debt securities and certain other assets. Certain types of lending, such as commercial and consumer loans, are subject to an aggregate limit calculated as a specified percentage of the Association’s capital or assets. The Association also may establish subsidiaries that may engage in activities not otherwise permissible for the Association, including real estate investment and securities and insurance brokerage.

The Dodd-Frank Act authorized, for the first time, the payment of interest on commercial checking accounts effective July 21, 2011.

Capital Requirements. OCC regulations require savings associations to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% leverage ratio (3% for associations receiving the highest rating on the CAMELS rating system) and an 8% risk-based capital ratio. The prompt corrective action standards discussed below, in effect, establish a minimum 2% tangible capital standard.

The risk-based capital standard for savings associations requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by the OCC based on the risks believed inherent in the type of asset. Core capital is defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

At June 30, 2012, the Association’s capital exceeded all applicable requirements.

Loans-to-One Borrower. A federal savings association generally may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. As of June 30, 2012, the Association was in compliance with the loans-to-one borrower limitations.

Qualified Thrift Lender Test. As a federal savings association, the Association is subject to a qualified thrift lender test (“QTL test”). Under the QTL test, the Association must maintain at least 65% of its “portfolio assets” in “qualified thrift investments” in at least nine of the most recent 12 month period. “Portfolio assets” generally means total assets of a savings institution, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings association’s business.

“Qualified thrift investments” includes various types of loans made for residential and housing purposes, investments related to such purposes, including certain mortgage-backed and related securities, and loans for personal, family, household and certain other purposes up to a limit of 20% of portfolio assets. “Qualified thrift investments” also include 100% of an institution’s credit card loans, education loans and small business loans. The Association also may satisfy the QTL test by qualifying as a “domestic building and loan association” as defined in the Internal Revenue Code.

A savings association that fails the QTL test must operate under specified restrictions, including as to dividends. The Dodd-Frank Act made noncompliance with the QTL test potentially subject to agency enforcement action for violation of law. At June 30, 2012, the Association maintained approximately 72.8% of its portfolio assets in qualified thrift investments.

Capital Distributions. OCC regulations govern capital distributions by a federal savings association, which include cash dividends, stock repurchases and other transactions charged to the capital account. A savings association must file an application for approval of a capital distribution if:

•

the total capital distributions for the applicable calendar year exceed the sum of the association’s net income for that year to date plus the association’s retained net income for the preceding two years;

•	the association would not be at least adequately capitalized following the distribution;

•	the distribution would violate any applicable statute, regulation, agreement or OCC-imposed condition; or

•	the association is not eligible for expedited treatment of its filings.

Even if an application is not otherwise required, every savings association that is a subsidiary of a holding company must still file a notice with the Federal Reserve at least 30 days before the board of directors declares a dividend or approves a capital distribution with an informational copy of the notice sent to the OCC.

The regulators may disapprove a notice or application if:

•	the association would be undercapitalized following the distribution;

•	the proposed capital distribution raises safety and soundness concerns; or

•	the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

In addition, the Federal Deposit Insurance Act provides that an insured depository institution shall not make any capital distribution, if after making such distribution the institution would be undercapitalized.

Liquidity. A federal savings association is required to maintain a sufficient amount of liquid assets to ensure its safe and sound operation.

Community Reinvestment Act and Fair Lending Laws. All savings associations have a responsibility under the Community Reinvestment Act and related regulations of the OCC to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In connection with its examination of a federal savings association, the Office of the Comptroller of the Currency is required to assess the association’s record of compliance with the Community Reinvestment Act. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An association’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or restrictions on its activities. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the OCC, as well as other federal regulatory agencies and the Department of Justice. The Association received a satisfactory Community Reinvestment Act rating in its most recent federal examination.

Transactions with Related Parties. A federal savings association’s authority to engage in transactions with its “affiliates” is limited by OCC regulations and by Sections 23A and 23B of the Federal Reserve Act (the “FRA”). The term “affiliates” for these purposes generally means any company that controls, is controlled by, or is under common control with an institution. The Company is an affiliate of Flatbush Federal Savings and Loan Association. In general, transactions with affiliates must be on terms that are as favorable to the association as comparable transactions with non-affiliates. In addition, certain types of these transactions are restricted to an aggregate percentage of the association’s capital. Collateral in specified amounts must usually be provided by affiliates in order to receive loans from the association. In addition, federal law prohibits a savings association from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary.

The Association’s authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the FRA and Regulation O of the Federal Reserve. Among other things, these provisions require that extensions of credit to insiders (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features, and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Association’s capital. In addition, extensions of credit in excess of certain limits must be approved by the Association’s Board of Directors.

Enforcement. The Office of the Comptroller of the Currency has primary enforcement responsibility over federal savings institutions and has the authority to bring enforcement action against all “institution-affiliated parties,” including stockholders, and attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institution, receivership, conservatorship or the termination of deposit insurance. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. The FDIC also has the authority to recommend to the OCC that enforcement action be taken with respect to a particular savings institution. If action is not taken by the OCC, the FDIC has authority to take action under specified circumstances.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, and other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted Interagency Guidelines Prescribing Standards for Safety and Soundness to implement the safety and soundness standards required under federal law. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate risk exposure, asset growth, compensation, fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan.

Prompt Corrective Action Regulations. Under the prompt corrective action regulations, the OCC is required and authorized to take supervisory actions against undercapitalized savings associations. For this purpose, a savings association is placed in one of the following five categories based on the association’s capital:

•	well-capitalized (at least 5% leverage capital, 6% Tier 1 risk-based capital and 10% total risk-based capital);

•	adequately capitalized (at least 4% leverage capital, 4% Tier 1 risk-based capital and 8% total risk-based capital);

•	undercapitalized (less than 8% total risk-based capital, 4% Tier 1 risk-based capital or 3% leverage capital);

•	significantly undercapitalized (less than 6% total risk-based capital, 3% Tier 1 risk-based capital or 3% leverage capital); and

•	critically undercapitalized (less than 2% tangible capital).

Generally, the banking regulator is required to appoint a receiver or conservator for an association that is “critically undercapitalized” within specific time frames. The regulations also provide that a capital restoration plan must be filed with the OCC within 45 days of the date an association receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized,” the performance of which must be guaranteed by any company controlling the association up to specified limits. In addition, numerous mandatory supervisory actions become immediately applicable to the association, including, but not limited to, restrictions on growth, investment activities, capital distributions and affiliate transactions. The OCC may also take any one of a number of discretionary supervisory actions against undercapitalized associations, including the issuance of a capital directive and the replacement of senior executive officers and directors.

At June 30, 2012, the Association met the criteria for being considered “well-capitalized.”

Insurance of Deposit Accounts. The Association’s deposits are insured up to applicable limits by the Deposit Insurance Fund (“DIF”) of the FDIC. The Dodd-Frank Act made permanent the previous temporary increase in deposit insurance coverage from $100,000 to $250,000 per depositor.

Under the FDIC’s existing risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution’s assessment rate depends upon the category to which it is assigned, and certain adjustments specified by FDIC regulations. Assessment rates, as adjusted, previously ranged from seven to 77.5 basis points of assessable deposits. On February 7, 2011, the FDIC issued final rules, effective April 1, 2011, implementing changes to the assessment rules resulting from the Dodd-Frank Act. Initially, the base assessment rates will range from two and one-half to 45 basis points of total average assets less tangible capital (rather than deposits). The rate schedules will automatically adjust in the future when the DIF reaches certain milestones. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The FDIC imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital (as of June 30, 2009), capped at ten basis points of an institution’s deposit assessment base, in order to cover losses to the DIF. That special assessment was collected on September 30, 2009. The FDIC provided for similar assessment during the final two quarters of 2009, if deemed necessary.

However, in lieu of further special assessments, the FDIC required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. The estimated assessments which included an assumed annual base increase of 5%, were recorded as a prepaid expense asset as of December 31, 2009, and each quarter thereafter, a charge to earnings is recorded for each regulator assessment with an offsetting credit to the prepaid asset. The Association’s prepayment for 2010, 2011 and 2012 amounted to $599,901.

The Dodd-Frank Act increased the minimum target DIF ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The FDIC must seek to achieve the 1.35% ratio by September 30, 2020. Insured institutions with assets of $10 billion or more are supposed to fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the FDIC. The FDIC has exercised that discretion by establishing a long range fund ratio of 2%.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Association. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not know of any practice, condition or violation that might lead to termination of the Association’s deposit insurance.

In addition to the FDIC assessments, the Financing Corporation (“FICO”) is authorized to impose and collect, with the approval of the FDIC, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. For the quarter ended June 30, 2012, the annualized FICO assessment was equal to 0.68 basis points of total average assets less tangible capital.

In October 2008, the FDIC announced the Transaction Account Guarantee Program as part of the FDIC’s Temporary Liquidity Guarantee Program. Under the Transaction Account Guarantee Program, any participating depository institution was able to provide full deposit insurance coverage for non-interest bearing transaction accounts, regardless of the dollar amount. The Association participated in the Transaction Account Guarantee Program until the program, as extended, expired on December 31, 2010. The Dodd-Frank Act extended unlimited deposit insurance coverage for certain non-interest bearing transaction accounts until December 31, 2012.

Prohibitions Against Tying Arrangements. Federal savings associations are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Federal Home Loan Bank System. The Association is a member of the Federal Home Loan Bank System (“FHLB”), which consists of 12 regional Federal Home Loan Banks. The FHLB provides a central credit facility primarily for member institutions. As a member, the Association is required to acquire and hold specified shares of capital stock in the Federal Home Loan Bank of New York. As of December 31, 2011, Flatbush Federal was in compliance with this requirement.

The dividend yield from Federal Home Loan Bank stock was 4.84% for the year ended December 31, 2011 and 4.75% for the six months ended June 30, 2012. The Federal Home Loan Bank of New York paid quarterly dividends in 2011 and 2010 totaling $36,000 and $58,000, respectively, and $16,000 for the six months ended June 30, 2012. No assurance can be given that it will pay any dividends in the future.

Federal Reserve System

The Federal Reserve Board regulations require savings associations to maintain non-interest-earning reserves against their transaction accounts, such as negotiable order of withdrawal and regular checking accounts. At June 30, 2012, Flatbush Federal was in compliance with these reserve requirements.

The USA PATRIOT Act

In response to the events of September 11, 2001, Congress enacted in 2001 the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the “USA PATRIOT Act,” which was signed into law on October 26, 2001. The USA PATRIOT Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) contains a range of corporate accounting and reporting reforms that are intended to address corporate and accounting fraud. In addition to the establishment of a new accounting oversight board that will enforce auditing, quality control and independence standards and will be funded by fees from all publicly traded companies, the Sarbanes-Oxley Act places certain restrictions on the scope of services that may be provided by accounting firms to their public company audit clients. Any non-audit services being provided to a public company audit client will require preapproval by the company’s audit committee. In addition, the Sarbanes-Oxley Act makes certain changes to the requirements for audit partner rotation after a period of time. The Sarbanes-Oxley Act requires chief executive officers and chief financial officers, or their equivalent, to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (“SEC”), subject to civil and criminal penalties if they knowingly or willingly violate this certification requirement. In addition, under the Sarbanes-Oxley Act, counsel will be required to report evidence of a material violation of the securities laws or a breach of fiduciary duty by a company to its chief executive officer or its chief legal officer, and, if such officer does not appropriately respond, to report such evidence to the audit committee or other similar committee of the board of directors or the board itself.

Under the Sarbanes-Oxley Act, longer prison terms will apply to corporate executives who violate federal securities laws; the period during which certain types of suits can be brought against a company or its officers is extended; and bonuses issued to top executives prior to restatement of a company’s financial statements are now subject to disgorgement if such restatement was due to corporate misconduct. Executives are also prohibited from insider trading during retirement plan “blackout” periods, and loans to company executives (other than loans by financial institutions permitted by federal rules and regulations) are restricted. In addition, a provision directs that civil penalties levied by the SEC as a result of any judicial or administrative action under the Act be deposited to a fund for the benefit of harmed investors. The Federal Accounts for Investor Restitution provision also requires the SEC to develop methods of improving collection rates. The legislation accelerates the time frame for disclosures by public companies, as they must immediately disclose any material changes in their financial condition or operations. Directors and executive officers must also provide information for most changes in ownership in a company’s securities within two business days of the change.

The Sarbanes-Oxley Act also increases the oversight of, and codifies certain requirements relating to audit committees of public companies and how they interact with the company’s “registered public accounting firm.” Audit Committee members must be independent and are absolutely barred from accepting consulting, advisory or other compensatory fees from the issuer. In addition, companies must disclose whether at least one member of the committee is a “financial expert” (as such term will be defined by the Securities and Exchange Commission) and if not, why not. Under the Sarbanes-Oxley Act, a company’s registered public accounting firm will be prohibited from performing statutorily mandated audit services for a company if such company’s chief executive officer, chief financial officer, comptroller, chief accounting officer or any person serving in equivalent positions had been employed by such firm and participated in the audit of such company during the one-year period preceding the audit initiation date. The Sarbanes-Oxley Act also prohibits any officer or director of a company or any other person acting under their direction from taking any action to fraudulently influence, coerce, manipulate or mislead any independent accountant engaged in the audit of the company’s financial statements for the purpose of rendering the financial statements materially misleading. The Sarbanes-Oxley Act also requires the SEC to prescribe rules requiring inclusion of any internal control report and assessment by management in the annual report to shareholders.

Management has incurred certain costs and continues to evaluate the estimated cost of ongoing compliance with the Sarbanes-Oxley Act.

Holding Company Regulation

General. Flatbush, MHC and the Company are nondiversified savings and loan holding companies within the meaning of the Home Owners’ Loan Act, and are subject to Federal Reserve Board regulations, examinations, supervision and reporting requirements. In addition, the Federal Reserve Board has enforcement authority over the Company and Flatbush MHC, and their subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the Association. As federal corporations, the Company and Flatbush MHC are generally not subject to state business organization laws.

Permitted Activities. Pursuant to Section 10(o) of the Home Owners’ Loan Act and Federal Reserve Board regulations and policy, a mutual holding company and a federally chartered mid-tier holding company such as the Company and Flatbush MHC, may engage in the following activities: (i) investing in the stock of a savings association; (ii) acquiring a mutual association through the merger of such association into a savings association subsidiary of such holding company or an interim savings association subsidiary of such holding company; (iii) merging with or acquiring another holding company, one of whose subsidiaries is a savings association; (iv) investing in a corporation, the capital stock of which is available for purchase by a savings association under federal law or under the law of any state where the subsidiary savings association or associations share their home offices; (v) furnishing or performing management services for a savings association subsidiary of such company; (vi) holding, managing or liquidating assets owned or acquired from a savings subsidiary of such company; (vii) holding or managing properties used or occupied by a savings association subsidiary of such company; (viii) acting as trustee under deeds of trust; (ix) any other activity (A) that the Federal Reserve, by regulation, has determined to be permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act of 1956, unless the Federal Reserve, by regulation, prohibits or limits any such activity for savings and loan holding companies; or (B) in which multiple savings and loan holding companies were authorized (by regulation) to directly engage on March 5, 1987; (x) any activity permissible for financial holding companies under Section 4(k) of the Bank Holding Company Act, including securities and insurance underwriting; and (xi) purchasing, holding, or disposing of stock acquired in connection with a qualified stock issuance if the purchase of such stock by such savings and loan holding company is approved by the Federal Reserve. If a mutual holding company acquires or merges with another holding company, the holding company acquired or the holding company resulting from such merger or acquisition may only invest in assets and engage in activities listed in (i) through (xi) above, and has a period of two years to cease any nonconforming activities and divest of any nonconforming investments.

The Home Owners’ Loan Act prohibits a savings and loan holding company, including the Company and Flatbush MHC, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of another savings institution or holding company thereof, without prior written approval of the Federal Reserve. It also prohibits the acquisition or retention of, with certain exceptions, more than 5% of a nonsubsidiary company engaged in activities other than those permitted by the Home Owners’ Loan Act; or acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the Federal Reserve must consider the financial and managerial resources, future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

The Federal Reserve is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Waivers of Dividends by Flatbush Federal Bancorp, MHC. The Dodd-Frank Act addressed the issue of dividend waivers in the context of the transfer of the supervision of savings and loan holding companies from the OTS to the Federal Reserve. The Dodd-Frank Act specified that dividends may be waived if certain conditions are met, including that the Federal Reserve does not object after being given written notice of the dividend and proposed waiver. The Dodd-Frank Act indicates that the Federal Reserve may not object to such a waiver (i) if the mutual holding company involved has, prior to December 1, 2009, reorganized into a mutual holding company structure, engaged in a minority stock offering and waived dividends; (ii) the board of directors of the mutual holding company expressly determines that a waiver of the dividend is consistent with its fiduciary duties to members and (iii) the waiver would not be detrimental to the safe and sound operation of the savings association subsidiaries of the holding company. Flatbush MHC was formed, engaged in a minority stock offering (through the Company) and waived dividends prior to December 1, 2009. The Federal Reserve Board has not previously permitted dividend waivers by bank holding companies that are mutuals and may object to dividend waivers involving mutual savings and loan holding companies, notwithstanding the referenced language in the Dodd-Frank Act.

Capital. Savings and loan holding companies are not currently subject to specific regulatory capital requirements. The Dodd-Frank Act, however, requires the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to insured institutions themselves. That will eliminate the inclusion of certain instruments, such as trust preferred securities, from Tier 1 capital. Instruments issued by mutual holding companies before May 19, 2010 will be grandfathered. There is a five year transition period from the July 21, 2010 date of enactment of the Dodd-Frank Act before the capital requirements will apply to savings and loan holding companies.

Source of Strength. The Dodd-Frank Act also extends the “source of strength” doctrine to savings and loan holding companies. The regulatory agencies must promulgate regulations implementing the “source of strength” policy that requires holding companies act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

Conversion of Flatbush Federal Bancorp, MHC to Stock Form. Federal regulations permit Flatbush MHC to convert from the mutual form of organization to the capital stock form of organization (a “Conversion Transaction”). There can be no assurance when, if ever, a Conversion Transaction will occur, and the Board of Directors has no current intention or plan to undertake a Conversion Transaction. In a Conversion Transaction, a new holding company would be formed as the successor to the Company (the “New Holding Company”), Flatbush MHC’s corporate existence would end, and certain depositors of the Association would receive the right to subscribe for additional shares of the New Holding Company. In a Conversion Transaction, each share of common stock held by stockholders other than Flatbush Federal Bancorp, MHC (“Minority Stockholders”) would be automatically converted into a number of shares of common stock of the New Holding Company determined pursuant to an exchange ratio that ensures that Minority Stockholders own the same percentage of common stock in the New Holding Company as they owned in the Company immediately prior to the Conversion Transaction. Under federal regulations, Minority Stockholders would not be diluted because of any dividends waived by Flatbush MHC (and waived dividends would not be considered in determining an appropriate exchange ratio), in the event Flatbush MHC converts to stock form. The total number of shares held by Minority Stockholders after a Conversion Transaction also would be increased by any purchases by Minority Stockholders in the stock offering conducted as part of the Conversion Transaction.

The Dodd-Frank Act provides that waived dividends will not be considered in determining the appropriate exchange ratio after the transfer of responsibilities from the Office of Thrift Supervision to the Federal Reserve Board, provided that the mutual holding company involved was formed, engaged in a minority offering and waived dividends prior to December 1, 2009. Flatbush MHC was formed, engaged in a minority stock offering (through the Company) and waived dividends prior to December 1, 2009.

Federal Securities Laws

The Company’s common stock is registered with the SEC under the Securities Exchange Act of 1934. The Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

The Company common stock held by persons who are affiliates (generally officers, directors and principal stockholders) of the Company may not be resold without registration or unless sold in accordance with certain resale restrictions. If the Company meets specified current public information requirements, each affiliate of the Company is able to sell in the public market, without registration, a limited number of shares in any three-month period.

Availability of Annual Report on Form 10-K

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. In addition, our SEC filings are available to the public at the SEC’s web site at http://www.sec.gov and on the website at http://www.flatbush.com. The Company has included the SEC’s web address and our web address as inactive textual references only.

PROPERTIES

The following table provides certain information with respect to our offices as of June 30, 2012:

Location	Leased or Owned	Year Acquired or Leased
Main Office 2146 Nostrand Avenue Brooklyn, NY 11210	Leased (1)	1963

Branch Office 6410 18th Avenue Brooklyn, NY 11204	Owned	2005

Branch Office 518 Brighton Beach Avenue Brooklyn, NY 11235	Leased	1976

(1)	On January 13, 2012, the Company completed the sale of its main office building and adjoining real estate located at 2146 Nostrand Avenue, Brooklyn, New York 11210 and is in the process of establishing a new branch located as disclosed in a Form 8-K filed on January 18, 2012.

The net book value of our premises, land and equipment was approximately $5.2 million at June 30, 2012.

LEGAL PROCEEDINGS

As of June 30, 2012, the Company was not involved in any legal proceedings other than routine legal proceedings occurring in the ordinary course of business, which, in the aggregate, involve amounts that management believes are immaterial to the Company’s consolidated financial condition, results of operations and cash flows, except as described below.

On March 26, 2012, Robert H. Elburn, individually and on behalf of all others similarly situated (“Plaintiff”), filed a lawsuit against D. John Antoniello, Patricia A. McKinley Scanlan, Alfred S. Pantaleone, Charles J. Vorbach, Michael J. Lincks and Jesus R. Adia (the “Individual Defendants”), as well as Flatbush Federal Bancorp, Inc., Flatbush Federal Bancorp, MHC (collectively “Flatbush Federal”), Northfield Bancorp, Inc. and Northfield Bancorp, MHC (collectively “Northfield”) in the Supreme Court of the State of New York (the “Complaint”). The Complaint was amended June 28, 2012. Plaintiff purports to bring this action on his own behalf, as well as on behalf of all owners of Flatbush Federal common stock, except the Individual Defendants (the “Class”).

The allegations in the Complaint focus on the contemplated transaction in which Northfield will acquire all of the outstanding shares of Flatbush Federal (the “Transaction”). The amended Complaint alleges, among other things, that the Individual Defendants breached their fiduciary duties to Flatbush Federal’s shareholders by agreeing to inadequate consideration, engaging in a process that involved conflicts of interest and by failing to disclose certain material facts to Flatbush Bancorp shareholders in a registration statement filed with the Securities and Exchange Commission on June 15, 2012. The Complaint alleges that Flatbush Federal and Northfield aided and abetted the alleged breaches of fiduciary duty by the Individual Defendants.

As of June 28, 2012, all of the Defendants have been served by the Plaintiffs. Upon service and after consultation with counsel, the Company and the other Defendants will review and respond to the Complaint. Based on information about the Complaint, which is currently available to the Company, it is the Company’s opinion that the Complaint is without merit.

MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF SECURITIES

The Company’s Common Stock is traded on the over-the-counter bulletin board under the symbol “FLTB.”

As of June 30, 2012, there were 2,799,657 shares of Company common stock issued and 2,736,907 common shares outstanding and approximately 440 stockholders of record. Of the total outstanding shares, 1,484,208 were held by Flatbush Federal Bancorp, MHC and 1,252,699 were held by other shareholders.

The following table sets forth the range of the high and low bid prices of the Company’s Common Stock for the periods presented. The Company declared 10% stock dividends on February 23, 2006 and March 22, 2005. The Company has never issued a cash dividend.

	Prices of Common Stock
	High	Low
Calendar Quarter Ended
June 30, 2012	$6.58	$6.06
March 31, 2012	$6.50	$3.02
December 31, 2011	$4.00	$3.15
September 30, 2011	$5.00	$3.50
June 30, 2011	$5.60	$4.70
March 31, 2011	$6.00	$5.40
December 31, 2010	$6.00	$5.15
September 30, 2010	$6.97	$4.20
June 30, 2010	$5.25	$4.11
March 31, 2010	$4.55	$3.70

Set forth below is information, as of June 30, 2012 regarding equity compensation plans categorized by those plans that have been approved by stockholders and those plans that have not been approved by stockholders.

Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (2)	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plan
Equity compensation plans approved by stockholders	82,378	(1)	$9.71	57,357
Equity compensation plans not approved by stockholders	—		—	—

Total	82,378		$9.71	57,357

(1)	Consists of options to purchase 82,378 shares of common stock under the 2004 Plan. In addition to these outstanding options, restricted stock awards of 3,798 shares were non-vested under the 2004 Plan as of June 30, 2012. The shares reflect the 10% stock dividends paid to all stockholders on April 25, 2005 and March 29, 2006.
(2)	The weighted average exercise price, following the 10% stock dividends paid on April 25, 2005 and March 29, 2006, reflects the exercise price of $9.71 per share for options granted under the 2004 Plan.

On June 30, 2005, the Board of Directors approved a stock repurchase program and authorized the repurchase of up to 50,000 shares of the Company's outstanding shares of common stock. This repurchase program was completed on December 7, 2007 with 50,000 shares having been repurchased. On August 30, 2007, the Company approved a second stock repurchase program and authorized the repurchase of up to 50,000 shares of the Company’s outstanding shares of common stock. Stock repurchases will be made from time to time and may be effected through open market purchases, block trades and in privately negotiated transactions. Repurchased stock will be held as treasury stock and will be available for general corporate purposes. As of June 30, 2012, 12,750 total shares have been repurchased by the Company under the second repurchase program. During the quarter ended June 30, 2012, no shares were repurchased under the second repurchase program and 37,500 shares remained available for repurchase. These total repurchased shares do not include the stock dividend shares of 1,340 which, along with the repurchased shares, are held as treasury stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company is a federal corporation, which was organized in 2003 as part of the mutual holding company reorganization of the Association. The Company’s principal asset is its investment in the Association. The Company is a majority owned subsidiary of Flatbush Federal Bancorp, MHC, (“Flatbush MHC”) a federally chartered mutual holding company. At June 30, 2012, 1,484,208 shares of the Company’s common stock were held by its Flatbush MHC, and 1,252,699 shares were held by shareholders other than Flatbush MHC. At June 30, 2012, the Company had consolidated assets of $143.3 million, deposits of $117.5 million and stockholders’ equity of $18.8 million.

On January 13, 2012, the Company consummated the sale of the Association’s main branch building and a portion of adjoining real estate to a third party for consideration of $10,136,000 and recognized a pre-tax gain of $9,073,000. This transaction is more fully described in Note 20 to the December 31, 2011 audited consolidated financial statements.

On March 13, 2012, the Company entered into an Agreement and Plan of Merger, as subsequently amended (the “Merger Agreement”), by and between (i) Northfield Bank, Northfield Bancorp, Inc. (“Northfield Bancorp”), and Northfield Bancorp, MHC, and (ii) the Company, the Association and Flatbush Federal Bancorp, MHC. The Merger Agreement provides, among other things, that as a result of the merger of the Company into Northfield Bancorp (the “Mid-Tier Merger”), each outstanding share of the Company’s common stock will be converted into the right to receive 0.4748 shares of Northfield Bancorp common stock. The Merger Agreement contains a number of customary representations and warranties by the parties regarding certain aspects of their respective businesses, financial condition, structure and other facts pertinent to the Merger that are customary for a transaction of this kind. The obligation of the parties to complete the Merger is subject to various customary conditions. If the Merger is terminated under specified situations in the Merger Agreement (because the Company accepts a proposal to be acquired that is superior to the one contained in the Merger Agreement, enters into an agreement related to such a proposal and terminates the Merger Agreement, or fails to make, withdraws, modifies or qualifies its recommendation regarding the Merger Agreement), the Company may be required to pay a termination fee to Northfield Bancorp of approximately $700,000. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was included in a Form 8-K filed with the Securities and Exchange Commission on March 15, 2012.

General

The results of operations depend primarily on the Company’s net interest income. Net interest income is the difference between the interest income earned on interest-earning assets, consisting primarily of loans, investment securities, mortgage-backed securities and other interest-earning assets (primarily cash and cash equivalents), and the interest paid on interest-bearing liabilities, consisting of NOW accounts, passbook and club accounts, savings accounts, time deposits and borrowings. The results of operations also are affected by provisions for loan losses, non-interest income and non-interest expense. Non-interest income currently consists primarily of fees and service charges, increases to the cash surrender value of bank owned life insurance and miscellaneous other income (consisting of fees for minimum balance requirements, dormant deposit accounts, fees charged to third parties for document requests and sale of money orders and travelers checks). Non-interest expense currently consists primarily of salaries and employee benefits, equipment, occupancy costs, data processing, deposit insurance premiums, other insurance premiums, and other operating expenses (consisting of legal fees, director compensation, postage, stationery, professional fees and other operational expenses). The

Company’s results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Critical Accounting Policies

The Company considers accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. The Company considers allowance for loan losses, benefit plan assumptions and deferred income taxes to be critical accounting policies.

Allowance for Loan Losses. The allowance for loan losses is the estimated amount considered necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses which is charged against income. In determining the allowance for loan losses, management makes significant estimates and has identified this policy as one of the most critical for the Company.

Management performs a quarterly evaluation of the adequacy of the allowance for loan losses. Consideration is given to a variety of factors in establishing this estimate including, but not limited to, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower, results of internal loan reviews and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change.

The analysis has two components, specific and general allocations. Specific allocations are made for loans that are determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. The Company also analyzes historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general allowance. Actual loan losses may be significantly more than the loan loss allowance established which could have a material negative effect on the Company’s financial results.

Pension Plan Assumptions. Our pension plan costs are calculated using actuarial concepts, as required under accounting for defined benefit pension and other post retirement plans. Pension expense and the determination of our projected pension liability are based upon two critical assumptions: the discount rate and the expected return on plan assets. We evaluate each of these critical assumptions annually. Other assumptions impact the determination of pension expense and the projected liability including the primary employee demographics, such as retirement patterns, employee turnover, mortality rates, and estimated employer compensation increases. These factors, along with the critical assumptions, are carefully reviewed by management each year in consultation with our pension plan consultants and actuaries. Further information about our pension plan assumptions, the plan’s funded status, and other plan information is included in Note 11 to the December 31, 2011 Audited Consolidated Financial Statements.

Deferred Income Taxes. The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company exercises significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments are reviewed on a continual basis as regulatory and business factors change.

Comparison of Financial Condition at June 30, 2012 and December 31, 2011

The Company’s total assets at June 30, 2012 were $143.3 million compared to $142.7 million at December 31, 2011, an increase of $597,000 or 0.4%. Loans receivable decreased $7.8 million, or 8.2%, to $87.4 million at June 30, 2012 from $95.2 million at December 31, 2011. Mortgage-backed securities increased $2.2 million, or 10.3%, to $23.6 million at June 30, 2012 from $21.4 million as of December 31, 2011. Investment securities totaled $4.3 million at June 30, 2012 and December 31, 2011. Cash and cash equivalents increased $2.8 million, primarily due to proceeds of the building sale and loan payoffs, or 31.3%, to $11.6 million at June 30, 2012 from $8.8 million at December 31, 2011. Real estate owned increased $379,000 to $1.1 million at June 30, 2012, from $744,000 at December 31, 2012. Non-performing assets, which include real estate owned totaled $9.3 million, or 6.51% of total assets as of June 30, 2012 compared to $8.9 million, or 6.26% as of December 31, 2011.

Total deposits increased $2.6 million, or 2.3%, to $117.5 million at June 30, 2012 from $114.9 million at December 31, 2011. As of June 30, 2012, advances from the Federal Home Loan Bank of New York (“FHLB”) were $5.4 million compared to $10.1 million as of December 31, 2011, a decrease of $4.7 million, or 46.5%. Advances were paid down as total deposits increased and loans receivable decreased.

Total stockholders’ equity increased $4.3 million, or 29.7%, to $18.8 million at June 30, 2012 from $14.6 million at December 31, 2011. The increase to stockholders’ equity reflects net income of $4.1 million, amortization of $14,000 of unearned ESOP shares, amortization of $20,000 of restricted stock awards for the Company’s Stock-Based Incentive Program, amortization of $21,000 of stock option awards and a decrease of $123,000 of accumulated other comprehensive loss during the six months ended June 30, 2012.

On August 30, 2007, the Company approved a stock repurchase program and authorized the repurchase of up to 50,000 shares of the Company’s outstanding shares of common stock. As of June 30, 2012, under the current program, a total of 12,750 shares had been repurchased at a weighted average price of $4.44 per share.

Comparison of Financial Condition at December 31, 2011 and 2010

The Company’s total assets at December 31, 2011 were $142.7 million compared to $147.0 million at December 31, 2010, a decrease of $4.3 million, or 2.9%. Loans receivable decreased $11.3 million, or 10.6%, to $95.2 million at December 31, 2011 from $106.5 million at December 31, 2010. Demand for one-to four-family residential mortgage loans decreased primarily due to the economic recession, high unemployment rate and declining real estate values. In addition, mortgage-backed securities decreased $379,000, or 1.7%, to $21.4 million at December 31, 2011 from $21.8 million as of December 31, 2010. Investment securities increased and totaled $4.3 million due to purchases during the quarters ended June 30 and September 30, 2011. Cash and cash equivalents increased $617,000, or 7.5%, to $8.8 million at December 31, 2011 from $8.2 million at December 31, 2010.

Total deposits decreased $2.2 million, or 1.9%, to $114.9 million at December 31, 2011 from $117.1 million at December 31, 2010. Borrowings from the Federal Home Loan Bank of New York decreased $1.9 million, or 15.8%, to $10.1 million at December 31, 2011 from $12.0 million at December 31, 2010. The Company borrows from the Federal Home Loan Bank of New York to fund loan commitments, securities purchases and savings withdrawals.

Total stockholders’ equity decreased $1.2 million, or 7.6%, to $14.6 million at December 31, 2011 from $15.8 million at December 31, 2010. The decrease to stockholders’ equity reflects a net loss of $638,000 and an increase of $662,000 of accumulated other comprehensive loss. This was partially offset by amortization of $25,000 of unearned ESOP shares, amortization of $41,000 of restricted stock awards for the Company’s Stock-Based Incentive Program (the “Plan”) and amortization of $41,000 of stock option awards. No shares were repurchased during the year ended December 31, 2011.

On June 30, 2005, the Company approved a stock repurchase program and authorized the repurchase of up to 50,000 shares of the Company’s outstanding shares of common stock. This repurchase program was completed on December 7, 2007 with 50,000 shares repurchased. On August 30, 2007, the Company approved a second stock repurchase program and authorized the repurchase of up to an additional 50,000 shares of the Company’s outstanding shares of common stock. Stock repurchases will be made from time to time and may be effected through open market purchases, block trades and in privately negotiated transactions. Repurchased stock will be held as treasury stock and will be available for general corporate purposes. As of December 31, 2011, a total of 12,750 shares have been acquired at a weighted average price of $4.44 per share pursuant to the second stock repurchase program. No repurchases were made for the years ended December 31, 2011 and 2010.

Comparison of Operating Results for the Six Months Ended June 30, 2012 and June 30, 2011

General. Net income increased by $4.9 million to net income of $4.1 million for the six months ended June 30, 2012 from a net loss of $761,000 for the same period in 2011. The increase for the current period was primarily due to a one-time pre-tax gain on sale of property of $9.1 million and decreases of $37,000 in interest expense on deposits, $42,000 in interest expense on borrowings from the FHLB and $1.4 million in the provision for loan loss, partially offset by decreases of $443,000 in interest income and $38,000 in other non-interest income, and increases of $1.3 million in non-interest expense, and $3.9 million in income tax expense.

Interest Income. Total interest income decreased $443,000, or 12.7%, to $3.0 million for the six months ended June 30, 2012 from $3.5 million for the six months ended June 30, 2011. The decrease in interest income can be primarily attributed to lower average balances and yields for these assets. For the six months ended June 30, 2012, the average balance of $129.2 million in interest-earning assets earned an average yield of 4.69% compared to an average yield of 5.28% on an average balance of $131.7 million for the six months ended June 30, 2011. The decline in the average balance was primarily due to loan payoffs and slowing loan demand.

Interest income on loans decreased $452,000, or 15.6%, to $2.45 million for the six months ended June 30, 2012, from $2.90 million for the same period in 2011. The average balance of loans decreased $12.6 million to $91.0 million for the six months ended June 30, 2012 from $103.6 million for the six months ended June 30, 2011. The average yield on loans decreased by 22 basis points to 5.39% for the six months ended June 30, 2012 from 5.61% for the six months ended June 30, 2011.

Interest income on mortgage-backed securities decreased $30,000, or 5.6%, to $508,000 for the six months ended June 30, 2012 from $538,000 for the six months ended June 30, 2011. The average balance of mortgage-backed securities increased $1.5 million, or 7.1%, to $22.5 million for the six months ended June 30, 2012 from $21.0 million for the six months ended June 30, 2011. The average yield decreased by 60 basis points to 4.52% for the six months ended June 30, 2012 from 5.12% for the same period in 2011.

Interest income on investment securities increased $41,000, or 141.4%, to $70,000 for the six months ended June 30, 2012 from $29,000 for the six months ended June 30, 2011. The average balance of investment securities increased $3.1 million to $4.8 million for the six months ended June 30, 2012 from $1.7 million for the six months ended June 30, 2011.The average yield on investment securities decreased 41 basis points to 2.90% for the six months ended June 30, 2012 from an average yield of 3.31% for the six months ended June 30, 2011 primarily due to lower average yields on $4.3 million in corporate debt and lower dividend received on FHLB of New York stock.

Interest Expense. Total interest expense, comprised of interest expense on deposits and FHLB borrowings, decreased $79,000, or 9.9%, to $719,000 for the six months ended June 30, 2012 from $798,000 for the six months ended June 30, 2011. The average cost of interest-bearing liabilities decreased by 10 basis points to 1.22% for the six months ended June 30, 2012 from 1.32% for the six months ended June 30, 2011. The average balance of interest-bearing liabilities decreased $1.9 million, or 1.6%, to $118.7 million for the six months ended June 30, 2012 from $120.6 million for the six months ended June 30, 2011.

Interest expense on deposits decreased $38,000, or 5.5%, to $693,000 for the six months ended June 30, 2012, from $731,000 for the six months ended June 30, 2011. The average cost of interest-bearing deposits decreased by 9 basis points to 1.23% for the six months ended June 30, 2012 from 1.32% for the six months ended June 30, 2011, reflecting the trend of declining interest rates on deposits. The average balance of interest-bearing deposits increased $2.2 million, or 2.0%, to $112.5 million for the six months ended June 30, 2012 from $110.3 million for the six months ended June 30, 2011.

Interest expense on FHLB borrowings decreased $42,000, or 61.8%, to $26,000 for the six months ended June 30, 2012, from $68,000 for the six months ended June 30, 2011. The average balance of FHLB borrowings decreased $4.1 million, or 39.8%, to $6.2 million for the six months ended June 30, 2012, from $10.3 million for the six months ended June 30, 2011. The average cost of FHLB borrowings decreased by 47 basis points to 0.84% for the six months ended June 30, 2012, from 1.31% for the six months ended June 30, 2011.

Net Interest Income. Net interest income decreased $363,000, or 13.6%, to $2.31 million for the six months ended June 30, 2012 from $2.68 million for the same period in 2011. The interest rate spread was 3.47% for the six months ended June 30, 2012 compared to 3.96% for the six months ended June 30, 2011, a decrease of 49 basis points. Interest margin for the six months ended June 30, 2012 was 3.58% compared to 4.06% for the six months ended June 30, 2011, a decrease of 48 basis points. The decrease in interest rate spread and interest margin can be attributed primarily to the decrease in the yield of interest-earning assets.

Provision for Loan Losses. The Company establishes the provision for loan loss, which is charged to operations, at a level deemed appropriate to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on the evaluation of these factors, a provision of $265,000 was recorded for the six months ended June 30, 2012. A provision of $1.7 million was recorded for the six months ended June 30, 2011. The level of the allowance at June 30, 2012 is based on estimates, and the ultimate losses may vary from the estimates. Non-performing loans decreased to $8.2 million, or 5.7% of total assets as of June 30, 2012 from $8.2 million or 5.7% of total assets as of December 31, 2011 and $10.0 million or 7.1% of total assets as of June 30, 2011. As of June 30, 2012 the non-performing loans included 23 one- to four-family residential mortgage loans totaling $7.5 million and two non-residential mortgage loans of $744,000. The allowance for loan losses totaled $1.1 million at June 30, 2012, and was comprised of $1.1 million of general allowance. The allowance for loan losses totaled $2.2 million at December 31, 2011, and was comprised of $1.3 million of specific allowance and $957,000 of general allowance. During the six months ended June 30, 2012 and 2011, loans charged off totaled $1.5 million and $260,000, respectively, and recoveries of previously charged off loans totaled $85,000 and none, respectively.

Non-Interest Income. Non-interest income increased $9.03 million to $9.19 million for the six months ended June 30, 2012 from $159,000 for the six months ended June 30, 2011 primarily due to the $9.07 million pre-tax gain on sale of property previously discussed.

Non-Interest Expenses. Non-interest expenses increased $1.3 million, or 52.0%, to $3.79 million for the six months ended June 30, 2012 from $2.45 million for the six months ended June 30, 2011. The net increase of $1.3 million in non-interest expenses is primarily attributable to expenses related to the merger and the cost of achieving compliance with the formal enforcement order of the OCC, increases to net occupancy expense of premises and professional fees. Net occupancy expense of premises increased $119,000 to $376,000 for the six months ended June 30, 2012, from $258,000 for the six months ended June 30, 2011 primarily due to the loss of rental income from an expired property lease that was not renewed due to the sale of the property, along with new leasing terms for an existing branch location. Professional fees increased $73,000 to $253,000 for the six months ended June 30, 2012 from $180,000 for the six months ended June 30, 2011, primarily due to increased legal expenses related to sale of the main office properties. Merger related expenses were $586,000 in the 2012 period as compared to none in the 2011 period. Regulatory compliance consulting expense related to the enforcement order of the OCC totaled $555,000 for the six months ended June 30, 2012.

Income Tax Expense. The provision for income taxes increased $3.9 million, to an expense of $3.3 million for the six months ended June 30, 2012 compared to a benefit of $560,000 for the same period in 2011. The increase was attributable to increased pre-tax income primarily due to the property sale gain.

Comparison of Operating Results for the Years Ended December 31, 2011 and 2010

General. Net income decreased by $1.1 million, to a loss of $638,000 for the year ended December 31, 2011 from income of $441,000 for the year ended December 31, 2010. Lower yield on interest earning assets, partially offset by lower cost of deposits and borrowings, caused the Company’s net interest margin to decrease by 16 basis points from 4.18% in 2010 to 4.02% in 2011.

Interest Income. Interest income decreased by $1.16 million or 12.6%, to $6.81 million for the year ended December 31, 2011 from $7.96 million for the year ended December 31, 2010. The decrease in interest income resulted from decreases of income of $899,000 from loans receivable, $295,000 from mortgage-backed securities, and $2,000 from other interest earning assets, partially offset by an increase of $40,000 from investment securities. More generally, the decrease in interest income was attributable to a decrease of $10.8 million in the average balance of interest earning assets to $130.7 million for the year ended December 31, 2011 from $141.5 million for the year ended December 31, 2010 and a 42 basis point decrease in the average yield on interest earning assets.

Interest income on loans receivable decreased $899,000 or 13.8%, to $5.6 million for the year ended December 31, 2011 from $6.5 million for the comparable period in 2010. The decrease resulted from a lower average balance of $100.7 million for the year ended December 31, 2011, from an average balance of $110.9 million for the year ended December 31, 2010 and a lower average yield of 5.58% for the year ended December 31, 2011 from an average yield of 5.88% for the year ended December 31, 2010.

Interest income from mortgage-backed securities decreased $295,000, or 21.4%, to $1.1 million for the year ended December 31, 2011 from $1.4 million for the year ended December 31, 2010. This decrease reflects a $2.3 million decrease in the average balance of mortgage-backed securities to $21.6 million for the year ended December 31, 2011 from $23.9 million for the same period in 2010 and an decrease in the average yield of 74 basis points to 5.03% for the year ended December 31, 2011 from 5.77% for the year ended December 31, 2010.

Interest income from investment securities increased $40,000, or 69.0%, to $98,000 for the year ended December 31, 2011 from $58,000 for the year ended December 31, 2010. The increase resulted from an increase of $2.4 million in the average balance in investment securities to $3.4 million for the year ended December 31, 2011 from an average balance of $1.0 million for the year ended December 31, 2010, partially offset by a decrease of 292 basis points to 2.86% in the average yield for the year ended December 31, 2011 from an average yield of 5.78% for the year ended December 31, 2010.

Interest income on other interest-earning assets, primarily interest-earning deposits and federal funds sold, decreased $2,000, or 33.3%, to $4,000 for the year ended December 31, 2011 from $6,000 for the year ended December 31, 2010. The decrease was attributable to the decrease of $747,000 in the average balance of interest earning deposits of $5.0 million for the year ended December 31, 2011 from $5.7 million for the year ended December 31, 2010.

Interest Expense. Total interest expense decreased $496,000, or 24.2%, to $1.6 million for the year ended December 31, 2011 from $2.1 million for the year ended December 31, 2010. The decrease in interest expense resulted from a decrease of 30 basis points in the average cost of interest-bearing liabilities to 1.29% for the year ended December 31, 2011 from 1.59% for the year ended December 31, 2010, and a $8.7 million decrease in the average balance of interest-bearing liabilities to $120.6 million for the year ended December 31, 2011 from $129.3 million for the year ended December 31, 2010. In addition, the average balance of interest-bearing deposits decreased $2.9 million to $109.7 million with an average cost of 1.31% for the year ended December 31, 2011 from $112.6 million with an average cost of 1.54% for the year ended December 31, 2010. In addition, the decrease in interest expense resulted from a decrease of $5.8 million in the average balance of Federal Home Loan Bank of New York advances to $10.9 million, with an average cost of 1.07%, for the year ended December 31, 2011, compared to $16.7 million and 1.92% for the year ended December 31, 2010. The average balance of certificates of deposit decreased by $2.9 million to $75.1 million with an average cost of 1.74% in 2011, as compared with an average balance of $78.0 million with an average cost of 2.06% in 2010. The average balance for savings and club accounts decreased by $2,000 to $34.2 million with an average cost of 0.37% in 2011, as compared to $34.2 million with an average cost of 0.37% in 2010. The average balance of interest-bearing demand deposits decreased by $26,000 to $332,000 with an average cost of 0.33% in 2011 from $358,000 with an average cost of 0.34% in 2010.

Net Interest Income. Net interest income decreased $660,000, or 11.2%, to $5.3 million for 2011 from $5.9 million for 2010. The Company’s interest rate spread decreased by 12 basis points to 3.92% in 2011 from 4.04% in 2010. Additionally, the Company’s interest margin decreased by 16 basis points to 4.02% in 2011 from 4.18% in 2010.

Provision for Loan Losses. The Company establishes provisions for loan losses, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, peer group information, and prevailing economic conditions. Prevailing national and local economic conditions are reflected in the continued high unemployment rate and depressed real estate values. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on its evaluation of these factors, management made a provision of $1.7 million for the year ended December 31, 2011, as compared to a provision of $821,000 for the year ended December 31, 2010. The increase in provision for loan loss during the year was primarily due to increased specific loan loss reserves on construction loan participations, commercial real estate loans, one-to four-family residential loans and credit card loans, as well as an increase in general allowance for loan loss considered appropriate due to the increase of non-performing loans and to address inherent losses that are probable and estimable in the loan portfolio. Management used the same methodology and generally similar assumptions in assessing the allowance for both years. The allowance for loan losses was $2.2 million, or 2.30% of total loans outstanding at December 31, 2011, as compared with $1.6 million, or 1.51% of total loans outstanding at December 31, 2010. Non-performing loans to total assets was 574 basis points on December 31, 2011 and December 31, 2010. The level of the allowance is based on estimates, and the ultimate losses may vary from the estimates.

Management evaluates the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. Although management believes that it uses the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the Office of the Comptroller of the Currency, as an integral part of its examination process, will periodically review the allowance for loan losses. The Office of the Comptroller of the Currency may require the Association to make adjustments to the allowance based on its judgments about information available to it at the time of its examination.

Non-Interest Income. Non-interest income increased by $29,000, or 11.4%, to $283,000 in 2011 from $254,000 in 2010. This increase was primarily due to increases in fees and service charges and miscellaneous income.

Non-Interest Expense. Non-interest expense increased by $347,000, or 7.3% to $5.1 million in 2011 from $4.7 million in 2010. The increase was caused primarily by increases in net occupancy expense to $625,000 from $496,000, equipment expenses to $624,000 from $477,000, director’s compensation to $199,000 from $186,000, professional fees to $412,000 from $340,000 and insurance premiums to $185,000 from $139,000, partially offset by decreases in federal deposit insurance premiums to $153,000 from $206,000 Equipment expense increased $147,000 to $624,000 for the year ended December 31, 2011, from $477,000 for the year ended December 31, 2010 primarily due to data center deconversion costs. Net occupancy expense of premises increased $129,000 to $625,000 for the year ended December 31, 2011, from $496,000 for the year ended December 31, 2010 primarily due to the loss of rental income from an expired property lease that was not renewed due to the pending sale of the property, along with new leasing terms for an existing branch location. Professional fees increased $72,000 to $412,000 for the year ended December 31, 2011, from $340,000 for the year ended December 31, 2010 primarily due to increased legal and accounting expenses. Insurance premiums increased $46,000 to $185,000 for the year ended December 31, 2011, from $139,000 for the year ended December 31, 2010 primarily due to additional insurance required for the increased other real estate owned. Federal deposit insurance premiums decreased $53,000 to $153,000 for the year ended December 31, 2011, from $206,000 for the year ended December 31, 2010 primarily due to premium calculation changes.

Income Tax Expense. The provision for income taxes decreased $788,000 to a benefit of $632,000 in 2011 from an expense of $156,000 in 2010. The decrease in the income tax expense is primarily due to the decrease in income before taxes of $1.9 million to a loss of $1.3 million in 2011 from income of $597,000 in 2010.

Average Balance Sheets

The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield. The amortization of loan fees is included in computing interest income; however, such fees are not material.

	For the Six Months Ended June 30,
	2012			2011
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$91,048	2,453	5.39%	$103,586	2,905	5.61%
Mortgage-backed securities	22,467	508	4.52%	21,018	538	5.12%
Investment securities (2)(3)	4,842	70	2.90%	1,746	29	3.31%
Other interest-earning assets	10,879	1	0.02%	5,384	3	0.12%

Total interest-earning assets	129,236	3,032	4.69%	131,734	3,475	5.28%

Non-interest earning assets	16,763			12,464

Total assets	$145,999			$144,198

Interest-bearing liabilities:
NOW accounts	302	1	0.30%	335	1	0.35%
Savings and club	33,837	63	0.37%	34,835	62	0.36%
Certificates of deposit	78,347	629	1.61%	75,128	668	1.78%

Total interest-bearing deposits	112,486	693	1.23%	110,298	731	1.32%
Federal Home Loan Bank Advances	5,831	26	0.89%	10,329	68	1.31%

Total interest-bearing liabilities	118,317	719	1.22%	120,627	799	1.32%

Non-interest bearing liabilities:
Demand deposit	5,583			5,467
Other liabilities	2,885			2,352

Total non-interest-bearing liabilities	8,468			7,819

Total liabilities	126,785			128,446
Stockholders’ Equity	19,214			15,752

Total liabilities and equity	$145,999			$144,198

Net interest income		$2,313			$2,676

Interest rate spread (4)			3.47%			3.96%
Net interest-earning assets	$10,919			$11,107

Net interest margin (5)			3.58%			4.06%
Ratio of interest earning assets to interest bearing liabilities		1.09x			1.09x

	At December 31, 2011		For the Years Ended
			2011			2010
	Outstanding Balance	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$95,162	5.42%	$100,678	5,619	5.58%	$110,909	$6,518	5.88%
Mortgage-backed securities	21,401	4.84%	21,572	1,085	5.03%	23,896	1,380	5.77%
Investment securities (2)(3)	5,046	2.50%	3,431	98	2.86%	1,011	58	5.78%
Other interest-earning assets	6,930	0.01%	4,980	4	0.08%	5,727	6	0.10%

Total interest-earning assets	128,538	5.34%	130,661	6,806	5.21%	141,543	7,962	5.63%

Non-interest earning assets	14,176		12,986			11,475

Total assets	$142,714		$143,647			$153,018

Interest-bearing liabilities:
NOW accounts	$321	0.30%	332	1	0.33%	$358	1	0.34%
Savings and club	33,323	0.33%	34,243	127	0.37%	34,245	126	0.37%
Certificates of deposit	76,081	1.71%	75,130	1,309	1.74%	77,994	1,603	2.06%

Total interest-bearing deposits	109,725	1.29%	109,704	1,437	1.31%	112,596	1,730	1.54%
Federal Home Loan Bank Advances	10,082	0.79%	10,935	117	1.07%	16,660	320	1.92%

Total interest-bearing liabilities	119,806	1.24%	120,640	1,554	1.29%	129,256	2,050	1.59%

Non-interest bearing liabilities:
Demand deposit	5,198		5,252			5,486
Other liabilities	3,150		2,360			2,583

Total non-interest-bearing liabilities	8,348		7,612			8,069

Total liabilities	128,154		128,252			137,325
Stockholders’ Equity	14,560		15,395			15,692

Total liabilities and equity	$142,714		$143,647			$153,018

Net interest income				$5,252			$5,912

Interest rate spread (4)		4.09%			3.92%			4.04%
Net interest-earning assets	$8,732		$10,021			$12,286

Net interest margin (5)					4.02%			4.18%
Ratio of interest earning assets to interest bearing liabilities				1.08x			1.10x

(1)	Loans receivable are net of the allowance for loan losses.
(2)	None of the reported income is exempt from Federal income taxes.
(3)	Includes stock in Federal Home Loan Bank of New York which is reflected at the most recent quarterly dividend rate.
(4)	Net interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(5)	Net interest margin represents net interest income as a percentage of interest earning assets.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to changes in outstanding balances and those due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Six Months Ended June 30, 2012 vs. 2011			Years Ended December 31, 2011 vs. 2010
	Increase/(Decrease) Due to		Total Increase (Decrease)	Increase/(Decrease) Due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate
	(Dollars in thousands)
Interest income:
Loans receivable	$(341)	$(111)	$(452)	$(579)	$(320)	$(899)
Mortgage-backed securities	43	(73)	(30)	(127)	(168)	(295)
Investment securities	44	(3)	41	51	(11)	40
Other interest-earning assets	(2)	—	(2)	(1)	(1)	(2)

Total interest income	(256)	(187)	(443)	(656)	(500)	(1,156)

Interest expense:
Demand deposits	—	—	—	—	—	—
Savings and club accounts	33	(32)	1	1	—	1
Certificates of deposit	48	(87)	(39)	(63)	(231)	(294)
Federal Home Loan Bank advances	(24)	(18)	(42)	(88)	(115)	(203)

Total interest expense	57	(137)	(80)	(150)	(346)	(496)

Net interest income	$(313)	$(50)	$(363)	$(506)	$(154)	$(660)

Management of Market Risk

General. The majority of the Company’s assets and liabilities are monetary in nature. Consequently, the most significant form of market risk is interest rate risk. The Company’s assets, consisting primarily of mortgage loans, have longer maturities than its liabilities, consisting primarily of deposits and borrowings. As a result, a principal part of the business strategy is to manage interest rate risk and reduce the exposure of net interest income to changes in market interest rates. Accordingly, the board of directors has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in the assets and liabilities, for determining the level of risk that is appropriate given the business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors. Senior management monitors the level of interest rate risk on a regular basis and the Asset/Liability Management Committee, which consists of senior management operating under a policy adopted by the board of directors, meets as needed to review the asset/liability policies and interest rate risk position.

The Company has sought to manage its interest rate risk in order to minimize the exposure of earnings and capital to changes in interest rates. During the low interest rate environment that has existed in recent years, the Company has implemented the following strategies to manage its interest rate risk: (i) maintaining a high level of liquid interest-earning assets invested in cash and cash equivalents; (ii) offering a variety of adjustable rate loan products, including one year adjustable rate mortgage loans and construction loans, and short-term fixed rate home equity loans. Cash and cash equivalents, deposits and borrowings from the Federal Home Loan Bank may be used to fund loan commitments, investments and other general corporate purposes. By investing in short-term, liquid instruments, management believes the Company is better positioned to react to increases in market interest rates. However, investments in shorter-term securities and cash and cash equivalents generally bear lower yields than longer term investments. Thus, during the recent sustained period of low interest rates, the strategy of investment in liquid instruments has resulted in lower levels of interest income than would have been obtained by investing in longer-term loans and investments.

Net Portfolio Value. We previously used a net portfolio value analysis prepared by the OCC to review our level of interest rate risk. The OCC will no longer provide such information for periods after December 31, 2011. Such analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk-sensitive instruments in the event of a sudden and sustained 50 to 300 basis point increase or 50 and 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, these analyses are not performed for decreases of more than 100 basis points.

The following table, which is based on information that we provide to the OCC, presents the change in the net portfolio value of the Association at December 31, 2011, which is the most recent date for which information is available, that would occur in the event of an immediate change in interest rates based on OCC assumptions, with no effect given to any steps that we might take to counteract that change.

Change in Interest Rates (basis points)	Net Portfolio Value			Net Portfolio Value as a Percentage of Present Value of Assets
	Estimated NPV	Amount of Change	Percent of Change	NPV Ratio	Change in Basis Points
	(Dollars in Thousands)
+300	$15,740	$(5,807)	(27)%	10.89%	(325	) bp
+200	$18,644	$(2,903)	(13)%	12.59%	(155	) bp
+100	$20,624	$(923)	(4)%	13.68%	(46	) bp
+50	$21,187	$(360)	(2)%	13.97%	(17	) bp
0	$21,547	—	—%	14.13%	—
-50	$21,496	$(51)	—%	14.09%	(5	) bp
-100	$21,517	$(30)	—%	14.09%	(5	) bp

The table above indicates that at December 31, 2011, in the event of a 100 basis point decrease in interest rates, the Company would experience a minimal decrease in net portfolio value. In the event of a 100 basis point increase in interest rates, the Company would experience a 4.00% decrease in net portfolio value.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the composition of interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on its net interest income and will differ from actual results.

Economic Value of Equity

Beginning March 31, 2012, the Association’s interest rate sensitivity is monitored by management through the use of an independent third party Asset/Liability vendor which estimates the change in the Association’s economic value of equity (“EVE”) over a range of interest rate scenarios. EVE is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The EVE ratio, under any interest rate scenario, is defined as the EVE in that scenario divided by the market value of assets in the same scenario. The Asset/Liability model produces its analysis based upon data submitted by the Association’s quarter-end financial data. The following table sets forth the Association’s EVE as of June 30, 2012, the most recent date the Association’s EVE was calculated.

Change in Interest Rates (basis points)	Economic Value of Equity			Economic Value of Equity as a Percentage of Present Value of Assets
	Estimated EVE	Amount of Change	Percent of Change	EVE Ratio	Change in Basis Points
	(Dollars in Thousands)
+300	$13,825	$(9,121)	(39.75)%	10.32%	(513)
+200	17,736	(5,210)	(22.71)%	12.70%	(275)
+100	21,062	(1,884)	(8.21)%	14.56%	(89)
0	22,946	—	—%	15.45%	—
-100	24,273	1,327	5.78%	16.07%	62

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in economic value of equity require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the economic value of equity table presented assumes that the composition of interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured, and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the economic value of equity table provides an indication of the Association’s interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on its net interest income and will differ from actual results.

Liquidity. The Company maintains liquid assets at levels considered adequate to meet its liquidity needs. The liquidity ratio averaged 11.53% for the six months ended June 30, 2012 and 6.94% for the year ended December 31, 2011. Liquidity levels are adjusted to fund deposit outflows, pay real estate taxes on mortgage loans, fund loan commitments and take advantage of investment opportunities. As appropriate, the Company also adjusts liquidity to meet asset and liability management objectives.

The Company’s primary sources of liquidity are deposits, borrowings, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and rates offered by competition. Interest rates on deposits are set to maintain a desired level of total deposits.

In addition, excess funds are invested in short-term interest-earning assets, which provide liquidity to meet lending requirements.

A significant portion of the Company’s liquidity consists of cash and cash equivalents, which are a product of management’s operating, investing and financing activities. At June 30, 2012 and December 31, 2011, $11.6 million and $8.8 million of assets were invested in cash and cash equivalents, respectively. The primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of investment securities, principal repayments of mortgage-backed securities and increases in deposit accounts. As of June 30, 2012, there were no short-term investment securities.

Deposit flows are generally affected by the level of interest rates, the interest rates and products offered by local competitors, and other factors. Total deposits increased $2.6 million to $117.5 million at June 30, 2012, and decreased $2.2 million to $114.9 million at December 31, 2011 from $117.1 million as of December 31, 2010.

Liquidity management is both a daily and long-term function of business management. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of New York which provides an additional source of funds. At June 30, 2012 and December 31, 2011, the Company had $5.4 million and $10.1 million in advances from the Federal Home Loan Bank of New York, respectively, and had an available borrowing limit of $45.8 and $48.2 million as of these dates.

At June 30, 2012, the Company had outstanding commitments to originate loans of $550,000. At June 30, 2012, certificates of deposit scheduled to mature in less than one year totaled $61.2 million. At December 31, 2011, the Company had outstanding commitments to originate loans of $405,000. At December 31, 2011, certificates of deposit scheduled to mature in less than one year totaled $59.8 million. Based on prior experience, management believes that a significant portion of such deposits will remain, although there can be no assurance that this will be the case. In the event a significant portion of deposits are not retained, management will have to utilize other funding sources, such as Federal Home Loan Bank of New York advances in order to maintain the Company’s level of assets. Alternatively, management could reduce the level of liquid assets, such as cash and cash equivalents. In addition, the cost of such deposits may be significantly higher if market interest rates are higher at the time of renewal.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth the Company’s contractual obligations at December 31, 2011. Amounts shown do not include anticipated contributions to the Company’s defined benefit plans.

Contractual Obligations	Payment Due by Period
	Total	Less than One year	More than One year to Three years	More than three years to Five years	More than Five years
	(In thousands)
FHLB Advances	$10,082	$10,035	$47	$—	$—
Certificates of Deposit	76,081	59,843	12,677	2,597	964
Lease Obligations	2,970	285	587	611	1,487

Total	$89,133	$70,163	$13,311	$3,208	$2,451

In the normal course of business, the Association enters into off-balance sheet arrangements consisting of commitments to fund loans. At December 31, 2011, these commitments totaled $405,000, which expire in three months or less. See Note 14 to the December 31, 2011 Audited Consolidated Financial Statements for more information.

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company’s operations. Unlike industrial companies, the Company’s assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

PART I – FINANCIAL INFORMATION

ITEM 1 – FINANCIAL STATEMENTS

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Unaudited)

	June 30, 2012	December 31, 2011
ASSETS
Cash and amounts due from depository institutions	$2,068,445	$1,871,605
Interest earning deposits in other banks	3,786,020	1,179,582
Federal funds sold	5,700,000	5,750,000

Cash and cash equivalents	11,554,465	8,801,187
Securities held to maturity; fair value of $29,658,260 (2012) and $27,402,087 (2011)	27,916,534	25,748,582
Loans receivable, net of allowance for loan losses of $1,076,808 (2012) and $2,247,171 (2011)	87,355,682	95,161,715
Real estate owned	1,123,300	743,830
Premises and equipment	5,190,709	2,377,057
Federal Home Loan Bank of New York stock	472,400	698,200
Accrued interest receivable	482,930	554,307
Bank owned life insurance	4,600,037	4,523,252
Other assets	4,615,107	4,106,279

Total assets	$143,311,164	$142,714,409

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits:
Non-interest bearing	$5,547,491	$5,197,945
Interest bearing	111,982,784	109,724,623

Total deposits	117,530,275	114,922,568
Federal Home Loan Bank of New York advances	5,392,887	10,081,574
Advance payments by borrowers for taxes and insurance	200,062	190,155
Other liabilities	1,347,640	2,960,087

Total liabilities	124,470,864	128,154,384

Stockholders’ equity:
Preferred stock $0.01 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock $0.01 par value; authorized 9,000,000 shares; issued 2,799,657 shares; outstanding 2,736,907 shares	27,998	27,998
Paid-in capital	12,762,421	12,725,312
Retained earnings	9,255,975	5,152,987
Unearned employees’ stock ownership plan (ESOP) shares	(391,672)	(409,108)
Treasury stock, 62,750 shares	(446,534)	(446,534)
Accumulated other comprehensive loss	(2,367,888)	(2,490,630)

Total stockholders’ equity	18,840,300	14,560,025

Total liabilities and stockholders’ equity	$143,311,164	$142,714,409

See notes to consolidated financial statements.

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
Interest Income
Loans, including fees	$1,192,558	$1,429,739	$2,452,892	$2,904,891
Mortgage-backed securities	250,832	263,965	507,808	537,629
Investment securities	33,358	16,832	70,151	28,925
Other interest earning assets	460	1,223	945	3,115

Total interest income	1,477,208	1,711,759	3,031,796	3,474,560
Interest Expense
Deposits	343,370	358,347	693,173	730,555
Borrowings	10,846	29,697	25,997	67,905

Total interest expense	354,216	388,044	719,170	798,460

Net Interest Income	1,122,992	1,323,715	2,312,626	2,676,100
Provision for loan losses	66,585	1,563,617	265,011	1,703,410

Net interest income (loss) after provision for loan losses	1,056,407	(239,902)	2,047,615	972,690
Non-interest income
Fees and service charges	23,059	38,339	38,494	63,262
Gain on sale of property	—	—	9,072,771	—
BOLI income	38,593	37,698	76,785	74,826
Other	929	20,180	5,293	20,933

Total non-interest income	62,581	96,217	9,193,343	159,021
Non-interest expenses
Salaries and employee benefits	611,952	619,899	1,244,287	1,224,922
Net occupancy expense of premises	193,071	124,549	376,478	257,578
Equipment	135,621	117,926	259,681	295,955
Directors’ compensation	60,229	50,206	121,758	95,597
Professional fees	140,138	89,945	252,891	179,795
Other insurance premiums	60,051	36,232	116,781	72,593
Federal deposit insurance premiums	41,000	47,561	63,000	95,894
Merger related expense	195,112	—	585,759	—
Regulatory compliance consulting	520,146	—	555,051	—
Other	103,216	115,201	215,444	230,533

Total non-interest expenses	2,060,536	1,201,519	3,791,130	2,452,867

Income (loss) before income tax expense (benefit)	(941,548)	(1,345,204)	7,449,828	(1,321,156)
Income tax expense (benefit)	(450,648)	(548,396)	3,346,840	(560,362)

Net income (loss)	$(490,900)	$(796,808)	$4,102,988	$(760,794)

Net income (loss) per common share – Basic and diluted	$(0.18)	$(0.30)	$1.53	$(0.29)
Weighted average number of shares outstanding – Basic and diluted	2,676,727	2,671,459	2,676,069	2,670,805

See notes to consolidated financial statements.

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net income (loss)	$(490,900)	$(796,808)	$4,102,988	$(760,794)

Other comprehensive income, net of income taxes:
Benefit plans	105,538	66,661	211,076	133,322
Deferred income taxes	(44,167)	(27,897)	(88,334)	(55,794)

	61,371	38,764	122,742	77,528

Comprehensive (loss) income	$(429,529)	$(758,044)	$4,225,730	$(683,266)

See notes to consolidated financial statements.

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30,
	2012	2011
Cash flow from operating activities:
Net income (loss)	$4,102,988	$(760,794)
Adjustments to reconcile net income (loss) to net cash used by operating activities:
Depreciation and amortization of premises and equipment	58,419	65,689
Net accretion, amortization of discounts, premiums and deferred loan fees and costs	3,287	(57,561)
Deferred income tax	801,809	(1,605,150)
Provision for loan losses	265,011	1,703,410
Gain on Sale of premises and equipment	(9,072,771)	—
ESOP shares committed to be released	13,548	14,373
MRP expense	20,292	20,292
Stock option expense	20,706	20,706
Provision for loss on real estate owned	71,730	—
Decrease in accrued interest receivable	71,377	40,016
Increase in cash surrender value of BOLI	(76,785)	(74,826)
(Increase) decrease in other assets	(1,398,971)	573,703
(Decrease) in other liabilities	(1,401,372)	(26,686)

Net cash (used) by operating activities	(6,520,732)	(86,828)

Cash flow from investing activities:
Principal repayments on securities held to maturity	2,210,683	2,956,943
Purchases of securities held to maturity	(4,392,239)	(4,753,746)
Purchases of loan participation interests	—	(135,379)
Net change in loans receivable	7,100,141	3,979,392
Proceeds from sale of premises and equipment	6,215,924	—
Additions to premises and equipment	(15,225)	(101,742)
Redemption of Federal Home Loan Bank of New York stock, net	225,800	123,100

Net cash provided by investing activities	11,345,084	2,068,568

Cash flow from financing activities:
Net increase (decrease) in deposits	2,607,707	(3,886,764)
Repayment of advances from Federal Home Loan Bank of New York	(688,687)	(2,758,890)
Net change in short-term borrowings from Federal Home Loan Bank of NY	(4,000,000)	500,000
Increase (decrease) in advance payments by borrowers for taxes and insurance	9,906	(134,022)

Net cash used in financing activities	(2,071,074)	(6,279,676)

Net increase (decrease) in cash and cash equivalents	2,753,278	(4,297,936)
Cash and cash equivalents – beginning	8,801,187	8,184,340

Cash and cash equivalents – ending	$11,554,465	$3,886,404

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$721,986	$808,216
Income taxes	$4,000,585	$402,470
Acquisition of real estate owned in settlement of loans receivable	$451,200	$608,000
See notes to consolidated financial statements.

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Flatbush Federal Bancorp, Inc. (the “Company”), Flatbush Federal Savings and Loan Association (the “Association”) and the Association’s subsidiary Flatbush REIT, Inc. The Company’s business is conducted principally through the Association. All significant intercompany accounts and transactions have been eliminated in consolidation.

NOTE 2. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements were prepared in accordance with instructions for Form 10-Q and Regulation S-X and do not include information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in accordance with U.S. generally accepted accounting principles. However, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the consolidated financial statements have been included. The results of operations for the three and six months ended June 30, 2012, are not necessarily indicative of the results which may be expected for the entire year.

The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2011, which are included in the Company’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission.

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 855, “Subsequent Events”, the Company has evaluated events and transactions occurring subsequent to the Statement of Financial Condition date of June 30, 2012 for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued.

NOTE 3. NET INCOME (LOSS) PER COMMON SHARE

Net income (loss) per common share was computed by dividing net income (loss) for the three and six months ended June 30, 2012 and 2011 by the weighted average number of shares of common stock outstanding adjusted for unearned shares of the ESOP. Stock options and restricted stock awards granted are considered common stock equivalents and therefore considered in diluted net income per share calculations, if dilutive, using the treasury stock method. At and for the three and six months ended June 30, 2012 and 2011, there was no dilutive effect for the 82,378 and 82,378, respectively, of stock options outstanding. At and for the three and six months ended June 30, 2012 and 2011, there was no dilutive effect for the 3,798 and 7,598, respectively, of non-vested restricted stock awards.

NOTE 4. CRITICAL ACCOUNTING POLICIES

The Company considers accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for loan losses. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a quarterly basis, at a minimum, and

NOTE 4. CRITICAL ACCOUNTING POLICIES (CONTINUED)

establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectability of the loan portfolio. Management has allocated the allowance among categories of loan types as well as classification status at each period-end date. Assumptions and allocation percentages based on loan types and classification status have been consistently applied. Management regularly evaluates various risk factors related to the loan portfolio, such as type of loan, underlying collateral and payment status, and the corresponding allowance allocation percentages.

Although management believes that it uses the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the regulatory authorities, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require management to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examinations.

NOTE 5. SECURITIES HELD TO MATURITY

	June 30, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government National Mortgage Association	$4,846,375	$385,323	$—	$5,231,698
Federal National Mortgage Association	12,580,186	1,021,319		13,601,505
Federal Home Loan Mortgage Corporation	6,150,688	182,507	30,409	6,302,786

Total Mortgage-Backed Securities	23,577,249	1,589,148	30,409	25,135,988
Corporate Debt	4,339,285	192,725	9,738	4,522,272

	$27,916,534	$1,781,873	$40,147	$29,658,260

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government National Mortgage Association	$5,342,679	$322,917	$—	$5,665,596
Federal National Mortgage Association	12,778,385	1,068,213	—	13,846,598
Federal Home Loan Mortgage Corporation	3,280,117	175,596	19,303	3,436,410

Total Mortgage-Backed Securities	21,401,181	1,566,727	19,303	22,948,604
Corporate Debt	4,347,401	135,320	29,238	4,453,483

	$25,748,582	$1,702,046	$48,561	$27,402,087

NOTE 5. SECURITIES HELD TO MATURITY (CONTINUED)

All mortgage-backed securities held at June 30, 2012, and December 31, 2011, were secured by residential real estate.

The age of unrealized losses and fair value of related securities held to maturity are as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2012:
Federal Home Loan Mortgage Corporation	$1,578,529	$10,903	$709,331	$19,506	$2,287,861	$30,409
Corporate debt	—	—	454,981	9,738	454,981	9,738

Total	$1,578,529	$10,903	$1,164,312	$29,244	$2,742,842	$40,147

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2011:
Federal Home Loan Mortgage Corporation	$581,132	$17,427	$119,298	$1,876	$700,430	$19,303
Coporate debt	888,807	29,238	—	—	888,807	29,238

Total	$1,469,939	$46,665	$119,298	$1,876	$1,589,237	$48,541

When the fair value of a security is below its amortized cost, and depending on the length of time the condition exists and the extent the fair value is below amortized cost, additional analysis is performed to determine whether an other-than-temporary impairment condition exits. Securities are analyzed quarterly for possible other-than-temporary impairment. The analysis considers (i) whether the Association has the intent to sell its securities prior to recovery and/or maturity and (ii) whether it is more likely than not that the Association will have to sell its securities prior to recovery and/or maturity. Often, the information available to conduct these assessments is limited and rapidly changing, making estimates of fair value subject to judgment. If actual information or conditions are different than estimated, the extent of the impairment of the security may be different than previously estimated, which could have a material effect on the Association’s consolidated financial statements.

NOTE 5. SECURITIES HELD TO MATURITY (CONTINUED)

At June 30, 2012, and December 31, 2011, management concluded that the unrealized losses above (which, at June 30, 2012, related to two corporate debt securities and four Federal Home Loan Mortgage Corporation mortgage-backed securities) are temporary in nature since they are primarily related to market interest rates and not related to the underlying credit quality of the issuer of the securities.

The amortized cost and estimated fair value of mortgage-backed securities at June 30, 2012 by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers generally have the right to prepay obligations.

	June 30, 2012
	Amortized Cost	Estimated Fair Value
Due within one year	$—	$—
Due after one year through five years	2,886,735	2,943,007
Due after five years through ten years	5,926,822	6,064,307
Due after ten years	19,102,977	20,650,946

Total	$27,916,534	$29,658,260

NOTE 6. LOANS RECEIVABLE

Loans receivable, net, consists of the following:

	June 30, 2012	December 31, 2011
	(in thousands)
Gross loans	$88,547	$97,610
Loans in process	—	(105)
Deferred loan fees, net	(114)	(97)
Allowance for loan loss	(1,077)	(2,247)

	$87,356	$95,162

NOTE 6. LOANS RECEIVABLE (CONTINUED)

The following table summarizes the primary segments of the allowance for loan losses (“ALLL”) and activity therein, segregated into the amounts required for loans individually evaluated for impairment and the amounts required for loans collectively evaluated for impairment as of June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and June 30, 2011.

	Construction, Land and Unsecured Business Loan	Commercial Real Estate	Residential Multifamily Real Estate	Residential One-to four- Family Real Estate	Credit Card	Home Equity	Other	Total
	(Dollars in thousands)
Allowance for loan losses:
Three months ended June 30, 2012:
Beginning Balances	$46	$666	$36	$324	$2	$—	$—	$1,074
Charge-offs	—	—	—	(148)	(1)	—	—	(149)
Recovery	85	—	—	—	—	—	—	85
Provision	(83)	(403)	14	535	3	—	1	67

Ending Balance	$48	$263	$50	$711	$4	$—	$1	$1,077

Six months ended June 30, 2012
Beginning Balances	$495	$1,279	$35	$436	$2	$—	$—	$2,247
Charge-offs	(408)	(756)	—	(351)	(5)	—	—	(1,520)
Recovery	85	—	—	—	—			85
Provision	(124)	(260)	15	626	7	—	1	265

Ending Balance	$48	$263	$50	$711	$4	$—	$1	$1,077

NOTE 6. LOANS RECEIVABLE (CONTINUED)

	Construction, Land and Unsecured Business Loan	Commercial Real Estate	Residential Multifamily Real Estate	Residential One-to four- Family Real Estate	Credit Card	Home Equity	Passbook Loans	Total
	(Dollars in thousands)
Allowance for loan losses:
Three months ended June 30, 2011:
Beginning Balances	$916	$606	$36	$215	$11	$—	$—	$1,784
Charge-offs	—	(248)	—	—	(8)	—	—	(256)
Provision	580	856	—	128		—	—	1,564

Ending Balance	$1,496	$1,214	$36	$343	$3	$—	$—	$3,092

Six months ended June 30, 2011
Beginning Balances	$810	$583	$36	$214	$6	$—	$—	$1,649
Charge-offs	—	(247)	—	(5)	(8)	—	—	(260)
Provision	686	878	—	134	5	—	—	1,703

Ending Balance	$1,496	$1,214	$36	$343	$3	$—	$—	$3,092

NOTE 6. LOANS RECEIVABLE (CONTINUED)

	Construction, Land and Unsecured Business Loan	Commercial Real Estate	Residential Multifamily Real Estate	Residential One-to four-family Real Estate		Credit Card	Home Equity		Other	Total
	(in thousands)
At June 30, 2012:
Allowance for loan loss:
Ending balance: individually evaluated for impairment	$—	$—	$—	$		$—		$—	$—	$—

Ending balance: collectively evaluated for impairment	$48	$263	$50		$711	$4		$—	$1	$1,077

Loan receivable:
Ending balance	$424	$19,011	$5,852		$63,121	$30		$74	$36	$88,547

Ending balance: individually evaluated for impairment	$—	$744	$—		$7,458	$—	$		$—	$8,202

Ending balance: collectively evaluated for impairment	$424	$18,267	$5,852		$55,663	$30		$74	$36	$80,345

NOTE 6. LOANS RECEIVABLE (CONTINUED)

	Construction, Land and Unsecured Business Loan	Commercial Real Estate	Residential Multifamily Real Estate	Residential One-to four-family Real Estate	Credit Card	Home Equity	Other	Total
	(in thousands)
December 31, 2011:
Allowance for loan losses:
Ending Balance:	$495	$1,279	$35	$436	$2	$—	$—	$2,247

Ending balance: individually evaluated for impairment	$407	$623	$—	$260	$—	$—	$—	$1,290

Ending balance: collectively evaluated for impairment	$88	$656	$35	$176	$2	$—	$—	$957

Loan receivable:
Ending balance	$3,118	$21,901	$5,749	$66,681	$37	$87	$37	$97,610

Ending balance: individually evaluated for impairment	$2,176	$2,325	$—	$5,143	$—	$—	$—	$9,644

Ending balance: collectively evaluated for impairment	$942	$19,575	$5,749	$61,538	$37	$87	$37	$87,965

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal

NOTE 6. LOANS RECEIVABLE (CONTINUED)

and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial real estate loans and commercial construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. The estimated fair values of substantially all of the Company’s impaired loans are measured based on the estimated fair value of the loan’s collateral.

For loans secured by real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual smaller balance residential mortgage loans, home equity loans and other consumer loans for impairment disclosures, unless such loans are the subject of a troubled debt restructuring agreement.

Loans whose terms are modified are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary reduction in interest rate or an extension of a loan’s stated maturity date. Troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings also are designated as impaired.

The Company adopted Accounting Standards Update (“ASU”) No. 2011-02 on July 1, 2011. ASU No. 2011-02 provides additional guidance to creditors for evaluating whether a modification or restructuring of a receivable is a troubled debt restructuring. In evaluating whether a restructuring constitutes a troubled debt restructuring, ASU No. 2011-02 requires that a creditor must separately conclude that the restructuring constitutes a concession and the borrower is experiencing financial difficulties.

NOTE 6. LOANS RECEIVABLE (CONTINUED)

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of June 30, 2012.

	Impaired Loans With Specific Allowances		Impaired Loans With No Specific Allowances	Total Impaired Loans
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(in thousands)
June 30, 2012:
Commercial Real Estate	$—	$—	$744	$744	$1,013
Residential one-to four-family real estate	—	—	7,458	7,458	7,808

Total impaired loans	$—	$—	$8,202	$8,202	$8,821

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2011.

	Impaired Loans With Specific Allowances		Impaired Loans With No Specific Allowances	Total Impaired Loans
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(in thousands)
December 31, 2011:
Construction and land	$2,176	$407	$—	$2,176	$2,176
Commercial Real Estate	2,297	623	29	2,325	2,325
Residential one-to four-family real estate	2,239	260	2,904	5,143	5,143
Credit Card	—	—	3	3	3

Total impaired loans	$6,712	$1,290	$2,936	$9,648	$9,648

NOTE 6. LOANS RECEIVABLE (CONTINUED)

The following table presents the average recorded investment and interest income recognized on impaired loans during the three and six months ended June 30, 2012.

	Three months ended June 30, 2012		Six months ended June 30, 2012
	Average Recorded Investment	Interest Income Recorded	Average Recorded Investment	Interest Income Recorded
	(in thousands)		(in thousands)
Construction and land	$198	$—	$531	$—
Commercial Real Estate	744	9	1,119	9
Residential one-to four-family Real Estate	6,661	24	5,873	35

Total	$7,603	$33	$7,523	$44

The following table presents the average recorded investment and interest income recognized on impaired loans during the three and six months ended June 30, 2011.

	Three months ended June 30, 2011		Six months ended June 30, 2011
	Average Recorded Investment	Interest Income Recorded	Average Recorded Investment	Interest Income Recorded
	(in thousands)		(in thousands)
Construction and land	$3,958	$—	$2,953	$—
Commercial Real Estate	2,604	9	2,874	18
Residential one-to four-family Real Estate	4,020	—	3,936	8

Total	$10,582	$9	$9,763	$26

NOTE 6. LOANS RECEIVABLE (CONTINUED)

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for commercial loans or when credit deficiencies arise, such as delinquent loan payments, for commercial and consumer loans. Credit quality risk ratings include regulatory classifications of substandard, doubtful, loss and special mention. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated special mention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans which are not classified as noted above are rated “pass”.

In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

The following table presents the classes of the loan portfolio summarized by the pass category and the criticized categories of special mention, substandard and doubtful within the internal risk rating system as of June 30, 2012 and December 31, 2011.

	Pass	Special Mention	Substandard	Doubtful	Total
	(in thousands)
June 30, 2012:
Construction and land	$—	$—	$384	$—	$384
Commercial real estate	17,215	519	1,277	—	19,011
Residential mortgage multifamily real estate	5,436	416	—	—	5,852
Residential mortgage one-to four-family real estate	52,809	1,464	8,848	—	63,121
Unsecured business loan	40	—	—	—	40
Credit card	30	—	—	—	30
Home equity	74	—	—	—	74
Passbook loan	36	—	—	—	36

Total	$75,639	$2,400	$10,508	$—	$88,547

NOTE 6. LOANS RECEIVABLE (CONTINUED)

	Pass	Special Mention	Substandard	Doubtful	Total
	(in thousands)
December 31, 2011:
Construction and land	$—	$515	$2,563	$—	$3,079
Commercial real estate	19,575	—	2,325	—	21,901
Residential mortgage multifamily real estate	5,749	—	—	—	5,749
Residential mortgage one-to four-family real estate	60,732	1,720	4,230	—	66,681
Unsecured business loan	40	—	—	—	40
Credit card	37	—	—	—	37
Home equity	87	—	—	—	87
Passbook loan	37	—	—	—	37

Total	$86,257	$2,235	$9,118	$—	$97,610

NOTE 6. LOANS RECEIVABLE (CONTINUED)

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of June 30, 2012 and December 31, 2011:

	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Total Loans Receivable	Non- Accrual
	(in thousands)
June 30, 2012:
Construction and land	$384	$—	$—	$—	$—	$384	$—
Commercial real estate	18,080	186	—	744	931	19,011	744
Unsecured Business Loan	40	—	—	—	—	40	—
Residential Multi family Real Estate	5,361	491	—	—	491	5,852	—
Residential One-to four-family Real Estate	55,455	495	1,322	5,849	7,665	63,121	7,458
Credit Card	30	—	—	—	—	30	—
Home Equity	74	—	—	—	—	74	—
Passbook Loan	36	—	—	—	—	36	—

Total	$79,460	$1,172	$1,322	$6,594	$9,087	$88,547	$8,202

NOTE 6. LOANS RECEIVABLE (CONTINUED)

	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Total Loans Receivable	Non- Accrual
	(in thousands)
December 31, 2011:
Construction and land	$387	$515	$—	$2,176	$2,692	$3,079	$2,176
Commercial real estate	20,122	—	—	1,779	1,779	21,901	1,779
Unsecured Business Loan	40	—	—	—	—	40	—
Residential Multi family Real Estate	5,749	—	—	—	—	5,749	—
Residential One-to four-family Real Estate	60,438	2,014		4,230	6,244	66,681	4,230
Credit Card	33	—	3	—	3	37	—
Home Equity	87	—	—	—	—	87	—
Passbook Loan	37	—	—	—	—	37	—

Total	$86,893	$2,529	$3	$8,185	$10,717	$97,610	$8,185

The Association may grant a concession or modification for economic or legal reasons related to a borrower’s financial condition that it would not otherwise consider resulting in a modified loan which is then identified as a troubled debt restructuring (TDR). The Association may modify loans through rate reductions, extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers’ operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. TDRs are considered impaired loans for purposes of calculation the Company’s allowance for loan losses.

The Association identifies loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

NOTE 6. LOANS RECEIVABLE (CONTINUED)

The following table reflects information regarding troubled debt restructurings for the three and six months ended June 30, 2012 and year ended December 31, 2011:

	Number of Contracts	Pre- Modification Outstanding Recorded Investments	Post- Modification Outstanding Recorded Investments
June 30, 2012:
Troubled debt restructurings
Residential mortgage	2	$805,935	$805,935

	Number of Contracts	Pre- Modification Outstanding Recorded Investments	Post- Modification Outstanding Recorded Investments
December 31, 2011:
Troubled debt restructurings:
Residential mortgage	3	$819,085	$777,229

There were two troubled debt restructuring which subsequently defaulted during the three and six months ended June 30, 2012.

	Contracts	Balance at June 30, 2012
June 30, 2012:
Troubled debt restructurings
which subsequently defaulted Residential mortgage	2	$536,169

Loans whose terms are modified are classified as troubled debt restructurings if the Association grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary reduction in interest rate or an extension of a loan’s stated maturity date. Non-accrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired.

NOTE 7. RETIREMENT PLANS – COMPONENTS OF NET PERIODIC PENSION COST

Periodic pension expense for the funded employee pension plan was as follows:

	Three months Ended		Six months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Service cost	$—	$—	$—	$—
Interest cost	67,901	76,216	135,802	152,432
Expected return on assets	(130,754)	(123,220)	(242,508)	(246,440)
Amortization of unrecognized net loss	95,554	60,678	191,108	121,356

Net periodic benefit cost	$32,701	$13,674	$84,402	$27,348

Periodic pension expense for other unfunded plans was as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
Service cost	$7,492	$5,499	$14,984	$10,998
Interest cost	13,876	15,525	27,752	31,050
Amortization of past service cost	4,706	5,278	9,412	10,556
Amortization of unrecognized net loss	5,278	705	10,556	1,410

Net periodic benefit cost	$31,352	$27,007	$62,704	$54,014

NOTE 8. FAIR VALUE MEASUREMENTS AND FAIR VALUES OF FINANCIAL INSTRUMENTS

In September 2006, the FASB issued ASC Topic 820 “Fair Value Measurement and Disclosure,” which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles in the United States of America (“GAAP”), and expands disclosures about fair value measurements. FASB ASC 820 applies to other accounting pronouncements that require or permit fair value measurements.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

NOTE 8. FAIR VALUE MEASUREMENTS AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONT’D)

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The Company had no financial assets which are required to be measured at fair value on a recurring basis at June 30, 2012 and December 31, 2011.

For assets measured at fair value on a non-recurring basis, the fair value measurements by level within the fair value hierarchy used are as follows:

Description	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In Thousands)
June 30, 2012:
Impaired Loans	$2,713	$—	$—	$2,713
Real Estate Owned	$672	$—	$—	$672
December 31, 2011
Impaired Loans	$5,422	$—	$—	$5,422

Level 3 assets at June 30, 2012, consisted of six impaired loans and two real estate owned properties valued based on appraisals adjusted by level 3 measurements to discount appraisals based on age and to estimate selling costs. The aggregate level 3 measurements reduced the appraised values by 15% to 25% (weighted average 20%).

The Company had no liabilities which are required to be measured at fair value on a recurring or non-recurring basis at June 30, 2012 and December 31, 2011.

The following information should not be interpreted as an estimate of the fair value of the entire Association since a fair value calculation is only provided for a limited portion of the Association’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Association’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of financial instruments at June 30, 2012 and December 31, 2011:

Cash and Cash Equivalents, Interest Receivable and Interest Payable

The carrying amounts for cash and cash equivalents, interest receivable and interest payable approximate fair value because they mature in three months or less.

Securities

The fair value of securities held to maturity (carried at amortized cost) are determined by matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.

NOTE 8. FAIR VALUE MEASUREMENTS AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONT’D)

Loans Receivable

The fair value of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Impaired Loans

Impaired loans are those for which the Company has measured and recorded impairment generally based on the fair value of the loan’s collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.

Federal Home Loan Bank of New York (FHLB) Stock

The carrying amount of restricted investment in FHLB stock approximates fair value, and considers the limited marketability of such securities.

Deposit Liabilities

The fair value disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Advances from FHLB

Fair values of FHLB advances are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturity.

Off-Balance Sheet Financial Instruments

Fair value for the Association’s off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing.

NOTE 8. FAIR VALUE MEASUREMENTS AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONT’D)

As of June 30, 2012 and December 31, 2011, the fair value of commitments to extend credit were not considered to be material.

	June 30, 2012
	Carrying Amount	Estimated Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In Thousands)
Financial assets:
Cash and cash equivalents	$11,554	$11,554	$11,554	$—	$—
Securities held to maturity	27,917	29,658	—	29,658	—
FHLB stock	472	472	—	472	—
Loans receivable	87,356	90,778	—	—	90,778
Accrued interest receivable	483	483	483	—	—
Financial liabilities:
Deposits	117,530	117,857	39,439	78,418	—
Advances from FHLB	5,393	5,396	—	5,396	—
Accrued interest payable	2	2	2	—	—

NOTE 8. FAIR VALUE MEASUREMENTS AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONT’D)

The estimated fair values of financial instruments were as follows at December 31, 2011.

	December 31, 2011
	Carrying Amount	Estimated Fair Value
	(In Thousands)
Financial assets:
Cash and cash equivalents	$8,801	$8,801
Securities held to maturity	25,749	27,402
FHLB stock	698	698
Loans receivable	95,162	101,557
Accrued interest receivable	554	554
Financial liabilities:
Deposits	114,923	116,442
Advances from FHLB	10,082	10,113
Accrued interest payable	5	5

NOTE 9. RECENT ACCOUNTING PRONOUNCEMENTS

The following is a summary of recently issued authoritative pronouncements that could have an impact on the accounting, reporting, and/or disclosure of the consolidated financial information of the Company.

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-05, “Comprehensive Income—Presentation of Comprehensive Income”. The provisions of this ASU amend FASB Accounting Standards Codification (“ASC”) Topic 220, “Comprehensive Income,” to facilitate the continued alignment of U.S. GAAP with International Accounting Standards. The ASU prohibits the presentation of the components of comprehensive income in the statement of stockholder’s equity. Reporting entities are allowed to present either: a statement of comprehensive income, which reports both net income and other comprehensive income; or separate, but consecutive, statements of net income and other comprehensive income. Under previous GAAP, all 3 presentations were acceptable. Regardless of the presentation selected, the Reporting Entity is required to present all reclassifications between other comprehensive and net income on the face of the new statement or statements.

The FASB subsequently issued ASU 2011-12, which defers the presentation of all reclassification adjustments while the FASB considers the operational concerns raised with regard to this presentation, as

NOTE 9. RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

well as whether or not this presentation meets the needs of financial statement users. Until the FASB has reached a decision, reporting entities should continue to present reclassifications out of accumulated other comprehensive income consistent with pre-existing requirements.

The provision to prepare either a combined statement of comprehensive income or separate, but consecutive, statements of net income and other comprehensive income remains in effect for fiscal years and interim periods beginning after December 15, 2011 for public companies, and for fiscal years ending after December 15, 2012 for nonpublic companies. The adoption of this pronouncement did not have a material impact on consolidated operations or financial position.

The FASB issued ASU 2011-04 to amend FASB ASC Topic 820, Fair Value Measurements, to bring U.S. GAAP for fair value measurements in line with International Accounting Standards. The ASU clarifies existing guidance for items such as: the application of the highest and best use concept to non-financial assets and liabilities; the application of fair value measurement to financial instruments classified in a reporting entity’s stockholder’s equity; and disclosure requirements regarding quantitative information about unobservable inputs used in the fair value measurements of level 3 assets. The ASU also creates an exception to Topic 820 for entities which carry financial instruments within a portfolio or group, under which the entity is now permitted to base the price used for fair valuation upon a price that would be received to sell the net asset position or transfer a net liability position in an orderly transaction. The ASU also allows for the application of premiums and discounts in a fair value measurement if the financial instrument is categorized in level 2 or 3 of the fair value hierarchy. Lastly, the ASU contains new disclosure requirements regarding fair value amounts categorized as level 3 in the fair value hierarchy such as: disclosure of the valuation process used; effects of and relationships between unobservable inputs; usage of nonfinancial assets for purposes other than their highest and best use when that is the basis of the disclosed fair value; and categorization by level of items disclosed at fair value, but not measured at fair value for financial statement purposes. For public entities, this ASU is effective for interim and annual periods beginning after December 15, 2011. The adoption of this pronouncement did not have a material impact on consolidated operations or financial position.

NOTE 10. FEDERAL HOME LOAN BANK OF NEW YORK STOCK

Federal Home Loan Bank of New York (“FHLB”) stock, which represents required investment in the common stock of a correspondent bank, is carried at cost and as of June 30, 2012 and December 31, 2011, consists of the common stock of FHLB.

Management evaluates the FHLB stock for impairment in accordance with FASB ASC Topic 942-325-35 (Prior authoritative literature: Statement of Position (SOP) 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others). Management’s determination of whether this investment is impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.

Management believes no impairment charge is necessary related to the FHLB stock as of June 30, 2012.

NOTE 11. PROPERTY SALE

During 2010, the Company entered into an agreement (the “Agreement”) to sell its current main branch building and a portion of Flatbush Federal’s adjoining real estate to a third party (the “Purchaser”) (the “Transfer”). Under the Agreement, Purchaser would acquire Flatbush Federal’s current main branch building located at 2146 Nostrand Avenue, Brooklyn, New York (“Property A”). In addition thereto, the Purchaser would take title to 2158 Nostrand Avenue, Brooklyn, New York (“Property B”), and an approximately 12,305 square foot parcel (“Property C”) of a larger adjoining parking lot (“Lot 124”) abutting parts of Nostrand Avenue and Hillel Place, Brooklyn, New York (Property A, Property B, and Property C are collectively, the “Properties”).

On March 24, 2011, the Company and the Purchaser entered into an amendment to the Agreement. The significant terms of the Agreement, as amended, are as follows:

1.	The Purchaser was required to subdivide Lot 124 (of which Property C forms a part of) into two separate tax lots or parcels (the “Subdivision”). Lot 124 consists of (i) Parcel C and (ii) a 3,100 square foot parcel which abuts Hillel Place (the “Retained Property”). Flatbush Federal will retain title to the Retained Parcel, which will become the site of a new branch building (“Branch Building”).

2.	The Transfer must close (the “Closing”) five (5) days after the date the Subdivision has been approved and new tax lot numbers are assigned to Property C and the Retained Property.

3.	The Purchaser is obligated to complete construction of and deliver to the Company a building containing a 3,000 square foot ground floor bank branch, a cellar, and three (3) additional floors of office space. In consideration of constructing the three (3) additional floors of office space, the Purchaser shall receive a credit at the Closing.

4.	One of the principals of the Purchaser will personally guarantee the Purchaser’s obligation to deliver the bank branch and office building to Flatbush Federal.

The Company plans to use the additional three (3) floors of office space (consisting of approximately 7,125 of additional square feet) for its executive and administrative offices.

The transfer closed on January 13, 2012; at that date the Company received $6,340,000 in cash and a building valued at $3,176,000 and recorded a pre-tax gain of $9,073,000.

Upon the closing, Flatbush Federal began leasing back Property A on an interim basis for its continued use as a temporary bank branch (the “Branch Lease”) for one ($1.00) dollar per year. Flatbush Federal must relocate to the new Branch Building no later than 45 days after the Purchaser completes the construction of the Branch Building and if applicable, the Purchaser’s contractor has completed construction of the interior build-out and delivers to Flatbush Federal a temporary certificate of occupancy for the Branch Building, Bank branch expansion and interior build-out. At that time, the Branch Lease will terminate, and Flatbush Federal will open the Branch Building for business as its new bank branch. Estimated construction completion is first quarter of 2013.

NOTE 12. MERGER AGREEMENT

On March 13, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and between (i) Northfield Bank, Northfield Bancorp, Inc. (“Northfield Bancorp”), and Northfield Bancorp, MHC, and (ii) the Company, the Association and Flatbush Federal Bancorp, MHC. The Merger Agreement provides, among other things, that as a result of the merger of the Company into Northfield Bancorp (the “Mid-Tier Merger”), each outstanding share of the Company’s common stock will be converted into the right to receive 0.4748 shares of Northfield Bancorp common stock. The Merger Agreement contains a number of customary representations and warranties by the parties regarding certain aspects of their respective businesses, financial condition, structure and other facts pertinent to the Merger that are customary for a transaction of this kind. The obligation of the parties to complete the Merger is subject to various customary conditions. If the Merger is terminated under specified situations in the Merger Agreement (because the Company accepts a proposal to be acquired that is superior to the one contained in the Merger Agreement, enters into an agreement related to such a proposal and terminates the Merger Agreement, or fails to make, withdraws, modifies or qualifies its recommendation regarding the Merger Agreement), the Company may be required to pay a termination fee to Northfield Bancorp of approximately $700,000. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was included in a Form 8-K filed with the Securities and Exchange Commission on March 15, 2012.

NOTE 13. REGULATORY CONSENT ORDER

Effective April 12, 2012, the Association entered into an agreement with the Comptroller of the Currency (the “OCC”). The Agreement provides, among other things, that within specified time frames:

•

the Association must conduct a review and assess the qualifications of its senior executive officers and board members, and shall give notice to the OCC prior to appointing any new senior executive officer or director;

•	the Association must submit for review and non-objection by the OCC a three-year written capital plan;

•	the Association must submit for review and non-objection by the OCC a three-year business plan, including a projection of major balance sheet and income statement items;

•	the Association must establish credit risk management practices that ensure effective credit administration, portfolio management and monitoring, and risk mitigation;

•	the Association must review the adequacy of its allowance for loan and lease losses and establish a program for the maintenance of an adequate allowance;

•	the Association may not invest in corporate securities without first developing an implementing OCC-approved policies and procedures to monitor and control such activity;

•	the Association must adopt, implement and comply with a written consumer compliance program; and

•

the Association will not be permitted to enter into, renew, extend or revise any contractual arrangement relating to compensation or benefits for any senior executive officers or directors, unless it provides prior written notice of the proposed transaction to the OCC.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement between the Association and the OCC, which is included in a Form 8-k filed with the Securities and Exchange Commission on April 12, 2012.

NOTE 13. REGULATORY CONSENT ORDER (CONTINUED)

The existence and terms of the Order has and will influence the Association’s ongoing operations. Management is unable to determine the effects, if any, that the Association would experience if it is unable to comply with the Order.

Management believes that the Association is in material compliance with the Order as of June 30, 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Flatbush Federal Bancorp, Inc.

Brooklyn, New York

We have audited the accompanying consolidated statements of financial condition of Flatbush Federal Bancorp, Inc. (the “Company”) and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flatbush Federal Bancorp, Inc, and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC

ParenteBeard LLC

Clark, New Jersey

March 30, 2012

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Financial Condition

	December 31,
	2011	2010
Assets
Cash and amounts due from depository institutions	$1,871,605	$1,568,478
Interest-earning deposits in other banks	1,179,582	1,065,862
Federal funds sold	5,750,000	5,550,000

Cash and Cash Equivalents	8,801,187	8,184,340
Securities held to maturity, fair value of $27,402,087 in 2011 and $23,084,343 in 2010	25,748,582	21,779,811
Loans receivable, net of allowance for loan losses of $2,247,171 in 2011 and $1,649,319 in 2010	95,161,715	106,477,978
Other real estate owned	743,830	—
Premises and equipment	2,377,057	2,287,820
Federal Home Loan Bank of New York stock	698,200	807,900
Accrued interest receivable	554,307	607,089
Bank owned life insurance	4,523,252	4,371,605
Other assets	4,106,279	2,502,199

Total Assets	$142,714,409	$147,018,742

Liabilities and Stockholders’ Equity
LIABILITIES

Deposits:
Non-interest bearing	$5,197,945	$5,319,364
Interest bearing	109,724,623	111,754,193

Total Deposits	114,922,568	117,073,557
Advances from Federal Home Loan Bank of New York	10,081,574	12,042,583
Advance payments by borrowers for taxes and insurance	190,155	333,023
Other liabilities	2,960,087	1,816,062

Total Liabilities	128,154,384	131,265,225

STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value; authorized 9,000,000 shares; issued 2,799,657 shares; outstanding 2,736,907 shares	27,998	27,998
Paid-in capital	12,725,312	12,653,326
Retained earnings	5,152,987	5,791,170
Unearned employees’ stock ownership plan (ESOP) shares	(409,108)	(443,983)
Treasury stock, 62,750 shares, at cost	(446,534)	(446,534)
Accumulated other comprehensive loss	(2,490,630)	(1,828,460)

Total Stockholders’ Equity	14,560,025	15,753,517

Total Liabilities and Stockholders’ Equity	$142,714,409	$147,018,742

See notes to consolidated financial statements.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Operations

	Years Ended December 31,
	2011	2010
Interest Income
Loans, including fees	$5,619,225	$6,518,077
Investment securities	98,256	58,471
Mortgage-backed securities held to maturity	1,085,135	1,379,515
Other interest-earning assets	3,549	5,716

Total Interest Income	6,806,165	7,961,779

Interest Expense
Deposits	1,436,290	1,730,343
Borrowings	117,481	319,712

Total Interest Expense	1,553,771	2,050,055

Net Interest Income	5,252,394	5,911,724
Provision for Loan Losses	1,711,252	821,476

Net Interest Income after Provision for Loan Losses	3,541,142	5,090,248

Non-Interest Income
Fees and service charges	109,156	99,431
Bank owned life insurance	151,647	151,623
Other	22,578	2,682

Total Non-Interest Income	283,381	253,736

Non-Interest Expense
Salaries and employee benefits	2,411,215	2,409,953
Net occupancy expense of premises	625,132	496,257
Equipment	624,162	477,069
Directors’ compensation	199,432	185,605
Professional fees	411,945	340,045
Insurance premiums	185,330	139,164
Federal deposit insurance premiums	152,894	205,826
Other	484,197	492,587

Total Non-Interest Expense	5,094,307	4,746,506

(Loss) Income before Income Tax (Benefit) Expense	(1,269,784)	597,478
Income Tax (Benefit) Expense	(631,601)	156,249

Net (Loss) Income	$(638,183)	$441,229

Net (Loss) Income per Common Share
Basic and diluted	$(0.24)	$0.17

Weighted Average Number of Shares Outstanding
Basic and diluted	2,672,129	2,666,861

See notes to consolidated financial statements.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2011 and 2010

	Common Stock	Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balance December 31, 2009	$27,998	$12,581,519	$5,349,941	$(478,857)	$(446,534)	$(1,801,114)	$15,232,953

Comprehensive Income:
Net income	—	—	441,229	—	—	—	441,229
Benefit Plans, net of deferred income taxes of $19,680	—	—	—	—	—	(27,346)	(27,346)

Comprehensive income	—	—	—	—	—	—	413,883
Amortization of MRP	—	40,584	—	—	—	—	40,584
Stock option expense	—	41,412	—	—	—	—	41,412
ESOP shares committed to be released	—	(10,189)	—	34,874	—	—	24,685

Balance December 31, 2010	27,998	12,653,326	5,791,170	(443,983)	(446,534)	(1,828,460)	15,753,517

Comprehensive Loss:
Net loss	—	—	(638,183)	—	—	—	(638,183)
Benefit Plans, net of deferred
Income taxes of ($476,546)	—	—	—	—	—	(662,170)	(662,170)

Comprehensive loss	—	—	—	—	—	—	(1,300,353)
Amortization of MRP	—	40,584	—	—	—	—	40,584

Stock option expense	—	41,412	—	—	—	—	41,412
ESOP shares committed to be released	—	(10,010)	—	34,875	—	—	24,865

Balance December 31, 2011	$27,998	$12,725,312	$5,152,987	$(409,108)	$(446,534)	$(2,490,630)	$14,560,025

See notes to consolidated financial statements.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(638,183)	$441,229
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	120,488	171,870
Net accretion of premiums, discounts and deferred loan fees and costs	(26,538)	(166,560)
Deferred income tax (benefit)	(673,979)	(382,660)
Provision for loan losses	1,711,252	821,476
ESOP shares committed to be released	24,865	24,685
MRP amortization	40,584	40,584
Stock option expense	41,412	41,412
Decrease in accrued interest receivable	52,782	50,463
Increase in cash surrender value of bank owned life insurance	(151,647)	(151,623)
(Increase) decrease in other assets	(453,555)	501,168
Increase (decrease) in other liabilities	5,309	(665,642)

Net Cash Provided by Operating Activities	52,790	726,402

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investment securities held to maturity	(4,357,242)	—
Principal repayments on mortgage-backed securities held to maturity	5,535,214	7,943,767
Purchase of mortgage-backed securities held to maturity	(5,150,439)	(1,250,010)
Purchase of loan participation interests	(150,403)	(1,996,402)
Net change in loans receivable	9,041,818	5,717,552
Additions to premises and equipment	(209,725)	(19,377)
Redemption of Federal Home Loan Bank of New York stock	109,700	467,000

Net Cash Provided by Investing Activities	4,818,923	10,862,530

CASH FLOWS FROM FINANCING ACTIVITIES
Net (decrease) increase in deposits	(2,150,989)	1,905,837
Repayment of advances from Federal Home Loan Bank of New York	(3,461,009)	(2,808,898)
Net change to short-term borrowings	1,500,000	(8,000,000)
(Decrease) increase in advance payments by borrowers for taxes and insurance	(142,868)	40,442

Net Cash Used in Financing Activities	(4,254,866)	(8,862,619)

Net Increase in Cash and Cash Equivalents	616,847	2,726,313
CASH AND CASH EQUIVALENTS – BEGINNING	8,184,340	5,458,027

CASH AND CASH EQUIVALENTS – ENDING	$8,801,187	$8,184,340

SUPPLEMENTARY CASH FLOWS INFORMATION
Cash paid during the year for:
Interest	$1,577,000	$2,071,098

Income taxes, net of refunds	$370,850	$121,110

Acquisition of real estate owned in settlement of loan receivable	$743,830	$—

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and Basis of Financial Statement Presentation

The consolidated financial statements include accounts of Flatbush Bancorp Inc. (the “Company”), Flatbush Federal Savings and Loan Association (the “Association”) and the Association’s subsidiary, Flatbush REIT, Inc. (the “REIT”), a corporation principally engaged in investing in loans secured by real estate. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany accounts and transactions have been eliminated in consolidation. At both December 31, 2011 and 2010, 54.23%, of the Company’s common stock was owned by Flatbush Federal MHC, a mutual holding company.

The Company’s primary business is the ownership and operation of the Association. The Association’s principal business consists of attracting retail deposits from the general public in the areas surrounding its various locations in Brooklyn, New York and investing those deposits, together with funds generated from operations and borrowings, primarily in one-to four-family residential mortgage loans, real estate construction loans and various securities. One-to four-family residential real estate in the Association’s market areas is characterized by a large number of attached and semi-detached homes, including a number of two- and three-family homes and cooperative apartments. Revenues are derived principally from interest on loans and securities, loan origination and servicing fees, and service charges and fees collected on deposit accounts. The primary sources of funds are deposits, principal and interest payments on loans and securities, and borrowings.

The Association’s lending area is concentrated in the neighborhoods surrounding the Association’s office locations in Brooklyn, New York. Most of the deposit customers are residents of the greater New York metropolitan area.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the determination of the projected pension liabilities and the amount of deferred taxes which are more likely than not to be realized. Management believes that the allowance for loan losses and projected pension liability are adequate and that all deferred taxes are more likely than not to be realized. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area. The determination of the projected pension liability and related pension expense is based upon assumptions regarding the discount rate and expected return on plan assets, as well as employee demographics, such as retirement patterns, employee turnover, mortality rates and estimated employee compensation increases. The assessment of the amount of deferred tax assets more likely than not to be realized is based upon projected future taxable income, which is subject to continual revisions for updated information.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Association’s allowance for loan losses. Such agencies may require the Association to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 1 - Summary of Significant Accounting Policies (Continued)

The Company follows the Financial Accounting Standards Board (“FASB”) guidance on subsequent events, which establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The guidance sets forth the period after the balance sheet date during which management of the reporting entity, should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosure that should be made about events or transactions that occur after the balance sheet date. In preparing these consolidated financial statements, the Company evaluated the events that occurred between January 1, 2011 and the date these consolidated financial statements were issued.

On January 13, 2012, the Company consummated the sale of the Association’s main branch building and a portion of adjoining real estate to a third party for consideration of $10,136,000 and recognized a pre-tax gain of $9,072,000. This transaction is more fully described in Note 20 to the consolidated financial statements.

On March 13, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and between (i) Northfield Bank, Northfield Bancorp, Inc. (“Northfield Bancorp”), and Northfield Bancorp, MHC, and (ii) the Company, the Association and Flatbush Federal Bancorp, MHC. The Merger Agreement provides, among other things, that as a result of the merger of the Company into Northfield Bancorp (the “Mid-Tier Merger”), each outstanding share of the Company’s common stock will be converted into the right to receive 0.4748 shares of Northfield Bancorp common stock. The Merger Agreement contains a number of customary representations and warranties by the parties regarding certain aspects of their respective businesses, financial condition, structure and other facts pertinent to the Merger that are customary for a transaction of this kind. The obligation of the parties to complete the Merger is subject to various customary conditions. If the Merger is terminated under specified situations in the Merger Agreement (because the Company accepts a proposal to be acquired that is superior to the one contained in the Merger Agreement, enters into an agreement related to such a proposal and terminates the Merger Agreement, or fails to make, withdraws, modifies or qualifies its recommendation regarding the Merger Agreement), the Company may be required to pay a termination fee to Northfield Bancorp of approximately $700,000. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was included in a Form 8-K filed with the Securities and Exchange Commission on March 15, 2012.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions, interest-bearing deposits in other banks, term deposits with original maturities of three months or less, and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment and Mortgage-Backed Securities

Investments in debt securities that the Association has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities nor as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in the accumulated other comprehensive loss component of stockholders’ equity. The Company has no securities classified as available for sale or trading securities.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 1 - Summary of Significant Accounting Policies (Continued)

Premiums and discounts on all securities are amortized/accreted using the interest method. Interest income on securities, which includes amortization of premiums and accretion of discounts, is recognized in the consolidated financial statements when earned. The adjusted cost basis of an identified security sold or called is used for determining security gains and losses recognized in the consolidated statements of income.

Individual securities are considered impaired when the fair value of such security is less than its amortized cost. The Company evaluates all securities with unrealized losses quarterly to determine if such impairments are temporary or “other-than-temporary” in accordance with applicable accounting guidance. The Company accounts for temporary impairments based upon security classification as either available for sale or held to maturity. Temporary impairments on available for sale securities are recognized on a tax-effected basis, through other comprehensive income (loss) with offsetting entries adjusting the carrying value of the securities and the balance of deferred income taxes. Temporary impairments of held to maturity securities are not recognized in the consolidated financial statements; however information concerning the amount and duration of impairments on held to maturity securities is disclosed in the notes to the consolidated financial statements.

Other-than-temporary impairments on securities that the Company has decided to sell or will more likely than not be required to sell prior to the full recovery of their fair value to a level to, or exceeding amortized cost are recognized in earnings. Otherwise, the other-than-temporary impairment is bifurcated into credit related and noncredit-related components. The credit related impairment generally represents the amount by which the present value of the cash flows expected to be collected on a debt security falls below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. Credit related other-than-temporary impairments are recognized in earnings while noncredit-related other-than-temporary impairments are recognized, net of deferred income taxes, in other comprehensive income (loss).

Federal Home Loan Bank of New York Stock

Federal Home Loan Bank of New York (“FHLB”) stock, which represents a required investment in the common stock of a correspondent bank, is carried at cost.

Management evaluates the FHLB stock for impairment in accordance with guidance on accounting by certain entities that lend to or finance the activities of others. Management’s determination of whether this investment is impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.

Management believes no impairment charge is necessary related to the FHLB stock as of December 31, 2011.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 1 - Summary of Significant Accounting Policies (Continued)

Loans Receivable

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and costs. The Association defers loan origination fees and certain direct loan origination costs and accretes/amortizes such amounts as an adjustment of yield over the contractual lives of the related loans.

Interest is recognized by use of the accrual method. An allowance for uncollectible interest on loans is maintained based on management’s evaluation of collectibility. The allowance is established by a charge to interest income. Income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is probable, in which case the loan is returned to an accrual status.

Allowance for Loan Losses

An allowance for loan losses is maintained at a level necessary to absorb loan losses which are both probable and reasonably estimable. Management, in determining the allowance for loan losses, considers the losses inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with general economic and real estate market conditions. The Association utilizes a two tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Association maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, types of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified loans based on a review of such information. A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Association will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Association does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management’s judgment.

The allowance is increased through provisions charged against current earnings and recoveries of previously charged off loans. Loans which are determined to be uncollectible are charged against the allowance. Although management believes that specific and general loan loss allowances are established to absorb losses which are both probable and reasonably estimable, actual losses are dependent upon future events and, as such, further additions to the level of specific and general loan loss allowances may be necessary.

Payments received on impaired loans are applied to principal.

Concentration of Risk

The Association’s lending activities are concentrated in loans secured by real estate located in the State of New York.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 1 - Summary of Significant Accounting Policies (Continued)

Advertising

Advertising expense, which totaled $13,000 and $16,000, during the years ended December 31, 2011 and 2010, respectively, is recorded as incurred and included in other non-interest expenses.

Premises and Equipment

Premises and equipment are comprised of land, at cost, and building, building improvements, leasehold improvements and furniture, fixtures and equipment, at cost, less accumulated depreciation and amortization computed on the straight-line method over the following estimated useful lives:

Years
Building and improvements	5 – 50
Leasehold improvements	Shorter of term of lease or useful life
Furniture, fixtures and equipment	5 – 10

Significant renewals and betterments are charged to the premises and equipment account. Maintenance and repairs are charged to expense in the year incurred. Rental income is netted against occupancy expense in the consolidated statements of income.

Bank Owned Life Insurance (BOLI)

The Company has an investment in BOLI to help offset the rising cost of employee benefits. BOLI is accounted for using the cash surrender value method and is recorded at its realizable value. The income from BOLI is recorded as other non-interest income.

Income Taxes

The Company and the Association file consolidated federal, state and city income tax returns. Income taxes are allocated to the Company and the Association based upon the contribution of their respective income or loss to the consolidated return. The REIT files a separate federal, state and city income tax return and pays its own taxes.

Federal, state and city income taxes have been provided on the basis of reported income. The amounts reflected on the tax return differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes. The tax effect of these temporary differences is accounted as deferred taxes applicable to future periods. Deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which is not likely to be realized.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 1 - Summary of Significant Accounting Policies (Continued)

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements in accordance with accounting guidance which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company’s evaluation, no significant income tax uncertainties have been identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the years ended December 31, 2011 and 2010. Our policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the Consolidated Statements of Income. The amount of interest and penalties for the years ended December 31, 2011 and 2010 was immaterial. The tax years subject to examination by the taxing authorities are the years ended December 31, 2010, 2009 and 2008.

Benefit Plans

The Company has a non-contributory defined benefit pension plan covering all eligible employees. The benefits are based on years of service and employees’ compensation. The benefit plan is funded in conformance with funding requirements of applicable government regulations. The Company also has an unfunded Postretirement Benefit Plan, a Supplemental Retirement Plan for executives and a Directors Retirement plan. Prior service costs for these plans generally are amortized over the estimated remaining service periods of participants.

The Company uses the corridor approach in the valuation of the defined benefit plan and other plans. The corridor approach defers all actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions. For the defined benefit pension plan, these unrecognized gains and losses are amortized when net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year.

Stock-Based Compensation Plans

The Company has two stock-related compensation plans, including stock options and restricted stock plans, which are described in Note 11 to the Company’s Consolidated Financial Statements. The Company expenses the fair value of all share-based compensation granted over its requisite service periods.

Options vest over an eight-year service period. Upon exercise of vested options, management expects to draw on treasury stock as the source of shares. The fair values relating to all options granted were estimated using the Black-Scholes option pricing model. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility. The Company used historical exercise dates based on the age at grant of the option holder to estimate the options’ expected term, which represent the period of time that the options granted are expected to be outstanding. The Company anticipated the future option holding periods to be similar to the historical option holding periods. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield was based on the Company’s history and expectations of dividend payouts. The Company recognizes compensation expense for the fair values of these awards, which have graded vesting, on a straight-line basis over the requisite service period of the awards. There were no options granted during the years ended December 31, 2011 and 2010.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 1 - Summary of Significant Accounting Policies (Continued)

Interest-Rate Risk

The Association is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other funds, to make loans secured by real estate and, to a lesser extent, to purchase investment and mortgage-backed securities. The potential for interest-rate risk exists as a result of the generally shorter duration of interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of the Association’s interest-earning assets and interest-bearing liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

Net Income per Common Share

Basic net income per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the ESOP. Stock options and restricted stock awards granted are considered common stock equivalents and therefore considered in diluted net income per common share calculations, if dilutive, using the treasury stock method. During the years ended December 31, 2011 and 2010, all outstanding stock options and unvested restricted stock were anti-dilutive.

Transfer of Financial Assets

Transfer of financial assets, including loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Association; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Association does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Association has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated statements of financial condition when they are funded.

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrecognized net loss or gain, unrecognized past service cost or unrecognized past transition obligation on defined benefit plans and post retirement plans, are reported as a separate component of the equity section of the consolidated statements of financial condition, such items, along with net income are components of comprehensive income.

Reclassification

Certain amounts as of and for the year ended December 31, 2010 have been reclassified to conform to the current year’s presentation. These reclassifications had no impact on net income for 2010.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 2 - Securities Held to Maturity

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government National Mortgage Association	$5,342,679	$322,917	$—	$5,665,596
Federal National Mortgage Association	12,778,385	1,068,213	—	13,846,598
Federal Home Loan Mortgage Corporation	3,280,117	175,596	19,303	3,436,410

Total Mortgage-Backed Securities	21,401,181	1,566,727	19,303	22,948,604
Corporate Debt	4,347,401	135,320	29,238	4,453,483

	$25,748,582	$1,702,046	$48,561	$27,402,087

	December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government National Mortgage Association	$1,941,011	$130,052	$—	$2,071,063
Federal National Mortgage Association	15,301,382	1,043,256	10,719	16,333,919
Federal Home Loan Mortgage Corporation	4,537,418	152,331	10,388	4,679,361

Total Mortgage-Backed Securities	$21,779,811	$1,325,639	$21,107	$23,084,343

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 2 - Securities Held to Maturity (Continued)

The age of unrealized losses and fair value of related mortgage-backed securities held to maturity are as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2011
Federal Home Loan Mortgage Corporation	$581,132	$17,427	$119,298	$1,876	$700,430	$19,303
Corporate debt	888,807	29,238	—	—	888,807	29,238

	$1,469,939	$46,665	$119,298	$1,876	$1,589,237	$48,541

December 31, 2010:
Federal National Mortgage Association	$487,785	$10,719	$—	$—	$487,785	$10,719
Federal Home Loan Mortgage Corporation	53,835	418	553,080	9,970	606,915	10,388

	$541,620	$11,137	$553,080	$9,970	$1,094,700	$21,107

Management does not believe that any of the individual unrealized losses at December 31, 2011 and 2010, represent other-than-temporary impairment. The unrealized losses reported on securities at December 31, 2011 relate to four corporate debt securities and four Federal Home Loan Mortgage Corporation mortgage-backed securities. These unrealized losses are due to changes in interest rates. The Company does not intend to sell these securities and it is not more-likely-than-not that the Company would be required to sell these securities prior to full recovery of fair value to a level which equals or exceeds amortized cost.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 2 - Securities Held to Maturity (Continued)

The amortized cost and estimated fair value of securities at December 31, 2011, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers generally have the right to prepay obligations.

	Amortized Cost	Estimated Fair Value
Due within one year	$—	$—
Due after one year through five years	2,642,522	2,642,172
Due after five years through ten years	1,892,474	2,003,927
Due after ten years	21,213,586	22,755,988

	$25,748,582	$27,402,087

All mortgage-backed securities are U.S. Government Agencies backed and collateralized by residential mortgages.

There were no sales of securities held to maturity during the years ended December 31, 2011 and 2010.

At December 31, 2011 and 2010, mortgage-backed securities with amortized cost of approximately $8,719,000 and $10,702,000, respectively, and fair value of $9,087,000, and $11,265,000, respectively, were pledged to Federal Home Loan Bank of New York to secure borrowings.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 3 - Loans Receivable

	December 31,
	2011	2010
Real estate mortgage:
One-to four-family	$66,681,058	$71,830,671
Multi family	5,749,132	5,889,520
Commercial	21,900,604	22,974,795

	94,330,794	100,694,986

Real estate construction	2,691,719	7,791,750

Land loan	386,827	393,266

Unsecured Business Loan	40,000	20,000

Consumer:
Home equity loans	87,425	112,744
Passbook or certificate	36,830	38,730
Credit cards	36,677	47,326

	160,932	198,800

Total Loans	97,610,272	109,098,802

Loans in process	(104,671)	(894,569)
Allowance for loan losses	(2,247,171)	(1,649,319)
Deferred loan fees, net	(96,715)	(76,936)

	(2,448,557)	(2,620,824)

Total Loan Receivable, Net	$95,161,715	$106,477,978

Flatbush Federal Bancorp, Inc. and Subsidiaries

3 - Loans Receivable (Continued)

The following table summarizes the primary segments of the allowance for loan losses (“ALLL”) and activity therein, segregated into the amounts required for loans individually evaluated for impairment and the amounts required for loans collectively evaluated for impairment as of and for the years ended December 31, 2011 and 2010.

	Construction, Land and Unsecured Business Loan	Commercial Real Estate	Residential Multifamily Real Estate	Residential One-to four- Family Real Estate	Credit Card	Home Equity	Passbook Loans	Total
	(Dollars in thousands)
Allowance for loan losses:
Year ended December 31, 2011:
Beginning Balance	$810	$583	$36	$214	$6	$—	$—	$1,649
Charge-offs	(813)	(248)	—	(45)	(8)	—	—	(1,113)
Provision	498	945	(1)	266	4	—	—	1,711

Ending Balance	$495	$1,280	$35	$436	$2	$—	$—	$2,247

Flatbush Federal Bancorp, Inc. and Subsidiaries

3 - Loans Receivable (Continued)

	Construction, Land and Unsecured Business Loan	Commercial Real Estate	Residential Multifamily Real Estate	Residential One-to four-family Real Estate	Credit Card	Home Equity	Passbook Loan	Total
	(Dollars in thousands)
Allowance for loan losses:
Ending balance: individually evaluated for impairment	$407	$623	$—	$260	$—	$—	$—	$1,290

Ending balance: collectively evaluated for impairment	$88	$656	$35	$176	$2	$—	$—	$957

Loan receivables:
Ending balance	$3,118	$21,901	$5,749	$66,681	$37	$87	$37	$97,610

Ending balance: individually evaluated for impairment	$2,176	$2,325	$—	$5,143	$—	$—	$—	$9,644

Ending balance: collectively evaluated for impairment	$942	$19,575	$5,749	$61,538	$37	$87	$37	$87,965

Flatbush Federal Bancorp, Inc. and Subsidiaries

3 - Loans Receivable (Continued)

	Construction, Land and Unsecured Business Loan	Commercial Real Estate	Residential Multifamily Real Estate	Residential One-to four- Family Real Estate	Credit Card	Home Equity	Passbook Loans	Total
	(Dollars in thousands)
Allowance for loan losses:
Year ended December 31, 2010:
Beginning Balances	$555	$173	$13	$85	$3	$—	$—	$829
Charge-offs	—	—	—	—	(1)	—	—	(1)
Provision	255	410	23	129	4	—	—	821

Ending Balance	$810	$583	$36	$214	$6	$—	$—	$1,649

Flatbush Federal Bancorp, Inc. and Subsidiaries

3 - Loans Receivable (Continued)

	Construction, Land and Unsecured Business Loan	Commercial Real Estate	Residential Multifamily Real Estate	Residential One-to four-family Real Estate	Credit Card	Home Equity	Passbook Loan	Total
	(Dollars in thousands)
Allowance for loan losses:
Ending balance: individually evaluated for impairment	$627	$207	$—	$60	$4	$—	$—	$898

Ending balance: collectively evaluated for impairment	$183	$376	$36	$154	$2	$—	$—	$751

Loan receivables:
Ending balance	$8,205	$22,975	$5,890	$71,830	$47	$113	$39	$109,099

Ending balance: individually evaluated for impairment	$2,040	$3,156	$—	$3,801	$4	$—	$—	$9,001

Ending balance: collectively evaluated for impairment	$6,165	$19,819	$5,890	$68,029	$43	$113	$39	$100,098

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for, commercial real estate loans and commercial

Flatbush Federal Bancorp, Inc. and Subsidiaries

3 - Loans Receivable (Continued)

construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. The estimated fair values of substantially all of the Company’s impaired loans are measured based on the estimated fair value of the loan’s collateral.

For loans secured by real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual smaller balance residential mortgage loans, home equity loans and other consumer loans for impairment disclosures, unless such loans are the subject of a troubled debt restructuring agreement.

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2011 and 2010.

	Impaired Loans With Specific Allowances		Impaired Loans With No Specific Allowances	Total Impaired Loans
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(Dollars in thousands)
December 31, 2011:
Construction and land	$2,176	$407	$—	$2,176	$2,176
Commercial Real Estate	2,297	623	29	2,325	2,325
Residential one-to four-family Real Estate	2,239	260	2,904	5,143	5,143
Credit Card	—	—	3	3	3

Total impaired loans	$6,712	$1,290	$2,936	$9,648	$9,648

Flatbush Federal Bancorp, Inc. and Subsidiaries

3 - Loans Receivable (Continued)

	Impaired Loans With Specific Allowances		Impaired Loans With No Specific Allowances	Total Impaired Loans
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(Dollars in thousands)
December 31, 2010:
Construction and land	$2,040	$627	$—	$2,040	$2,040
Commercial Real Estate	2,143	207	1,013	3,156	3,156
Residential one-to four-family Real Estate	1,480	60	2,321	3,801	3,801
Credit Card	4	4	—	4	4

Total impaired loans	$5,667	$898	$3,334	$9,001	$9,001

The following table presents the average recorded investment and interest income recognized on impaired loans during the period of impairment during the year ended December 31, 2011.

	Year ended December 31, 2011
	Average Recorded Investment	Interest Income Recorded
	(Dollars in thousands)
Construction and land	$2,962	$—
Commercial Real Estate	2,600	36
Residential one-to four- family Real Estate	4,299	29
Credit Card	2	—

Total	$9,863	$65

During the years ended December 31, 2010, the average investment in impaired loans was $5,523,000 No interest income was collected in 2010 on these loans during the time of impairment.

At December 31, 2011 and 2010, 90.00% and 100% respectively, of impaired loan balances were measured for impairment based on the fair value of the loan’s collateral.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for commercial loans or when credit deficiencies arise,

Flatbush Federal Bancorp, Inc. and Subsidiaries

3 - Loans Receivable (Continued)

such as delinquent loan payments, for commercial and consumer loans. Credit quality risk ratings include regulatory classifications of substandard, doubtful, loss and special mention. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated special mention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans which are not classified as noted above are rated “pass”.

In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

The following table presents the classes of the loan portfolio summarized by the pass category and the criticized categories of special mention, substandard and doubtful within the internal risk rating system as of December 31, 2011 and 2010.

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2011	(Dollars in thousands)
Construction and land	$—	$515	$2,563	$—	$3,079
Commercial real estate	19,575	—	2,325	—	21,901
Residential mortgage multifamily real estate	5,749	—	—	—	5,749
Residential mortgage one-to four-family real estate	60,732	1,720	4,230		66,681
Unsecured business loan	40	—	—	—	40
Credit card	37	—		—	37
Home equity	87	—	—	—	87
Passbook loan	37	—	—	—	37

Total	$86,257	$2,235	$9,118	$—	$97,610

Flatbush Federal Bancorp, Inc. and Subsidiaries

3 - Loans Receivable (Continued)

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2010	(Dollars in thousands)
Construction and land	$3,790	$2,355	$2,040	$—	$8,185
Commercial real estate	19,819	—	3,156	—	22,975
Residential mortgage multifamily real estate	5,890	—	—	—	5,890
Residential mortgage one-to four-family real estate	66,963	1,066	3,801	—	71,830
Unsecured business loan	20	—	—	—	20
Credit card	43	—	4	—	47
Home equity	113	—	—	—	113
Passbook loan	39	—	—	—	39

Total	$96,677	$3,421	$9,001	$—	$109,099

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of December 31, 2011 and 2010:

	Current	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Total Loans Receivable	Non-Accrual
	(Dollars in thousands)
December 31, 2011:
Construction and land	$387	$515	$—	$2,176	$2,692	$3,079	$2,176
Commercial real estate	20,122	—	—	1,779	1,779	21,901	1,779
Unsecured Business Loan	40	—	—	—	—	40	—
Residential Multi family Real Estate	5,749	—	—	—	—	5,749	—
Residential One-to four-family Real Estate	60,437	2,014		4,230	6,244	66,681	4,230
Credit Card	34	—	3	—	3	37	—
Home Equity	87	—	—	—	—	87	—
Passbook Loan	37	—	—	—	—	37	—

Total	$86,893	$2,529	$3	$8,185	$10,717	$97,610	$8,185

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 3 - Loans Receivable (Continued)

	Current	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Total Loans Receivable	Non-Accrual
	(Dollars in thousands)
December 31, 2010:
Construction and land	$6,144	$—	$—	$2,041	$2,041	$8,185	$2,041
Commercial real estate	20,378	—	—	2,597	2,597	22,975	2,597
Unsecured Business Loan	20	—	—	—	—	20	—
Residential Multi family Real Estate	5,890	—	—	—	—	5,890	—
Residential One-to four-family Real Estate	65,985	1,912	132	3,801	5,845	71,830	3,801
Credit Card	40	—	3	4	7	47	4
Home Equity	99	—	14	—	14	113	—
Passbook Loan	39	—	—	—	—	39	—

Total	$98,595	$1,912	$149	$8,443	$10,504	$109,099	$8,443

The Association may grant a concession or modification for economic or legal reasons related to a borrower’s financial condition that it would not otherwise consider resulting in a modified loan which is then identified as a troubled debt restructuring (TDR). The Association may modify loans through rate reductions, extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers’ operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. TDRs are considered impaired loans for purposes of calculation the Company’s allowance for loan losses.

The Association identifies loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 3 - Loans Receivable (Continued)

The following table reflects information regarding troubled debt restructurings for the year ended December 31, 2011:

		Pre-	Post
		Modification	Modification
		Outstanding	Outstanding
	Number of	Recorded	Recorded
	Contracts	Investments	Investments
Troubled debt restructurings: Residential mortgage	3	$819,085	$777,229

There were no troubled debt restructuring which subsequently defaulted during 2011.

Loans whose terms are modified are classified as troubled debt restructurings if the Association grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary reduction in interest rate or an extension of a loan’s stated maturity date. Non-accrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired.

The Association has granted loans to its directors and officers and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability. The aggregate dollar amount of these loans was $775,000 and $804,000 at December 31, 2011 and 2010, respectively. During the year December 31, 2011, no new related party loans were made.

Note 4 - Loan Servicing

The Association originated loans held for sale and sold them, with servicing retained, to the FHLB under the Mortgage Partnership Finance Program. The conditions for sale include a credit enhancement liability as determined at the time of sale. The FHLB pays the Association a fee for credit enhancement as the loans are paid down. At December 31, 2011 and 2010, the potential contingent liability for credit enhancement amounted to $84,000, which is not recorded in the consolidated financial statements. The total loans serviced under this program amounted to approximately $359,000 and $398,000 at December 31, 2011 and 2010, respectively, which amounts are also not included in the consolidated financial statements. In accordance with guidelines for regulatory capital computations, the contingent liability has been subtracted to compute regulatory capital (see Note 9). No loans were sold to the FHLB during the years ended December 31, 2011 and 2010.

Custodial escrow balances maintained in connection with loans serviced under this program amounted to approximately $530 and $1,064 at December 31, 2011 and 2010, respectively, and are included in the consolidated statements of financial condition as demand deposits.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 5 - Premises and Equipment

	December 31,
	2011	2010
Land	$919,753	$919,753

Buildings and improvements	2,368,327	2,363,327
Accumulated depreciation	(1,201,304)	(1,146,718)

	1,167,023	1,221,609

Leasehold improvements	203,518	203,518
Accumulated amortization	(131,259)	(115,192)

	72,259	88,326

Furniture, fixtures and equipment	709,889	500,164
Accumulated depreciation	(491,867)	(442,032)

	218,022	58,132

	$2,377,057	$2,287,820

Note 6 - Accrued Interest Receivable

	2011	2010
Loans	$428,893	$511,517
Securities held to maturity	125,414	95,572

	$554,307	$607,089

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 7 – Deposits

	December 31,
	2011		2010
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Demand deposits:
Non-interest bearing	$5,197,945	0.00%	$5,319,364	0.00%
NOW	320,676	0.30%	318,607	0.30%

	5,518,621		5,637,971

Passbook and club accounts	33,322,694	0.33%	34,690,578	0.33%
Certificates of deposit	76,081,253	1.71%	76,745,008	1.86%

	$114,922,568	1.23%	$117,073,557	1.32%

The scheduled maturities of certificates of deposit are as follows (in thousands):

At December 31,
2011
Year Ending December 31,
2012	$59,843
2013	8,360
2014	4,317
2015	1,563
2016	1,034
Thereafter	964

$76,081

Certificates of deposit with balances of $100,000 or more totaled approximately $35,993,000 and $33,844,000 at December 31, 2011 and 2010, respectively. Deposits in excess of $250,000 are generally not insured by FDIC.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 7 - Deposits (Continued)

Interest expense on deposits is summarized as follows:

	Years Ended December 31,
	2011	2010
Demand	$1,080	$1,230
Passbook and club	127,220	125,710
Certificates of deposit	1,307,990	1,603,403

	$1,436,290	$1,730,343

Note 8 - Advances from Federal Home Loan Bank of New York

	December 31,
	2011		2010
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate
Amortizing Loans:
Principal repayment in
Years ended December 31,
2011	$—	—%	$1,461,007	4.80%
2012	1,034,952	4.78	1,034,954	4.78
2013	46,622	5.25	46,622	5.25

Total amortizing loans	1,081,574	4.80%	2,542,583	4.80%
Term loans:
Due within one year	9,000,000	0.31%	9,500,000	1.13%

Total Advances	$10,081,574	0.79%	$12,042,583	1.90%

The carrying value of collateral pledged for the above advances was as follows (in thousands):

	December 31,
	2011	2010
Loans receivable	$46,145	$50,566
Mortgage-backed securities	8,719	10,702

	$54,864	$61,268

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 9 - Regulatory Capital

The Association is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Association. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of Association’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted total assets (as defined). The following tables present a reconciliation of capital per GAAP and regulatory capital and information as to the Association’s capital levels at the dates presented:

	December 31,
	2011	2010
	(In Thousands)
GAAP capital	$13,772	$14,881
Accumulated other comprehensive loss	2,491	1,829

Tier 1 (Core) capital	16,263	16,710
General valuation allowance	957	751
Low-level recourse adjustment	(84)	(84)

Total Regulatory Capital	$17,137	$17,377

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 9 - Regulatory Capital (Continued)

	Actual		For Capital Adequacy Purposes				To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio		Amount		Ratio
	(Dollars in Thousands)
December 31, 2011:
Total capital (to risk-weighted assets)	$17,137	19.88%	$	≥6,895	≥	8.00%	$	≥8,619	≥	10.00%
Tier 1 capital (to risk-weighted assets) (1)	16,179	18.77%	≥	—	≥	—	≥	5,171	≥	6.00%
Core (Tier 1) capital (to adjusted total assets)	16,263	11.52%	≥	5,645	≥	4.00%	≥	7,056	≥	5.00%
Tangible capital (to adjusted total assets)	16,263	11.52%	≥	2,117	≥	1.50%	≥	—	≥	—%
December 31, 2010:
Total capital (to risk-weighted assets)	$17,377	20.30%	$	≥6,847	≥	8.00%	$	≥8,558	≥	10.00%
Tier 1 capital (to risk-weighted assets) (1)	16,626	19.43%	≥	—	≥	—	≥	5,135	≥	6.00%
Core (Tier 1) capital (to adjusted total assets)	16,710	11.45%	≥	5,836	≥	4.00%	≥	7,295	≥	5.00%
Tangible capital (to adjusted total assets)	$16,710	11.45%	$	≥2,188	≥	1.50%	$	≥ —	≥	—%

(1)	Net of contingent liability credit enhancement of $84,000.

The most recent notification from the Association’s primary regulator categorized the Association as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions existing, or events which have occurred since this notification that management believes have changed the Association’s category.

Note 10 – Stock Repurchase Program

In July 2005, the Company’s Board of Directors authorized a repurchase program of its common stock for up to 50,000 shares which was completed. On August 30, 2007, the Company approved a second stock repurchase program and authorized the repurchase of up to 50,000 shares of the Company’s outstanding shares of common stock. As of December 31, 2011 and 2010, the Company had repurchased 62,750 shares of common stock. No shares were repurchased in 2011 and 2010.

Note 11 - Benefit Plans

Pension Plan

The Association maintains a defined benefit pension plan (the “Plan”) covering all employees who have met the Plan’s eligibility requirements. The Association’s policy is to fund the Plan annually with the minimum contribution deductible for Federal income tax purposes.

On February 26, 2009, the Company froze its defined benefit pension plan effective March 31, 2009. The freezing of the Plan is consistent with ongoing cost reduction strategies and shift focus on future savings of retirement benefit expense. The changes included a discontinuation of accrual of future service cost in the defined benefit pension plan and fully preserving retirement benefits that employees will have earned as of March 31, 2009.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Pension Plan (Continued)

The following table sets forth the Plan’s funded status:

	December 31,
	2011	2010
Change in benefit obligation:
Benefit obligation - beginning	$5,647,829	$5,235,702
Service cost	—	—
Interest cost	304,864	305,372
Actuarial loss	647,643	394,924
Benefits Payments	(285,580)	(288,169)

Benefit obligation - ending	$6,314,756	$5,647,829

Change in plan assets:
Fair value of assets - beginning	$5,621,314	$4,838,494
Actual return on plan assets	(81,112)	570,989
Annuity Payments	(285,580)	(288,169)
Contributions	—	500,000

Fair value of assets - ending	$5,254,622	$5,621,314

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Pension Plan (Continued)

	December 31,
	2011	2010
Reconciliation of funded status:
Accumulated benefit obligation	$(6,314,756)	$(5,647,829)

Projected benefit obligation	(6,314,756)	(5,647,829)
Fair value of assets	5,254,622	5,621,314

Funded status	$(1,060,134)	$(26,515)

Valuation assumptions:
Discount rate	4.40%	5.54%
Rate of return on long-term assets	8.00%	9.00%

	Years Ended December 31,
	2011	2010
Net periodic pension expense:
Service cost	$—	$—
Interest cost	304,864	305,372
Expected return on assets	(492,880)	(424,680)
Amortization of unrecognized net loss	242,712	229,604

Total Net Periodic Pension Expense Included in Salaries and Employee Benefits	$54,696	$110,296

Valuation assumptions:
Discount rate	5.54%	6.00%
Rate of return on long-term assets	9.00%	9.00%

The Association expects to make a contribution of $1,500,000 during 2012.

The Plan has invested in following categories of investments:

	December 31,
	2011	2010
Equity/mutual funds	61.98%	64.98%
Fixed income	38.02%	35.02%

	100.00%	100.00%

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Pension Plan (Continued)

The long-term investment objective is to allocate the Plan’s assets to a range of approximately 65% equities, and 35% bond funds to achieve an optimal risk/reward profile. Based on an analysis of the current market environment, the Company projects a 4% return from fixed income and a 7% return from equities, for an overall expected return of approximately 6%. The long-term rate of return on assets assumption is set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the Plan’s actual target allocation of asset classes. Equities and fixed income securities are assumed to earn real rates of return in the ranges of 5 - 9% and 2 - 6%, respectively. Additionally, the long-term inflation rate is projected to be 3%. When these overall return expectations are applied to a typical plan’s target allocation, the result is an expected return of 7% to 11%.

The fair values of the Company’s pension plan assets at December 31, 2011 and 2010, by asset category (see Note 16 for the definitions of Levels), are as follows:

December 31, 2011	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
Asset Category:
Mutual funds – Equity:
Large-Cap Value (a)	$470,534	$470,534	$—	$—
Small-Cap Core (b)	620,538	620,538	—	—

	1,091,072	1,091,072		—

Common/Collective Trusts – Equity:
Large-Cap Core (c)	556,298	—	556,298	—
Large-Cap Value (d)	274,036	—	274,036	—
Large-Cap Growth (e)	756,620	—	756,620	—
International Growth (f)	578,759	—	578,759	—

	2,165,713	—	2,165,713	—

Common/Collective Trusts – Fixed Income:
Market Duration Fixed (g)	1,997,836	—	1,997,836	—

	$5,254,622	$1,091,072	$4,163,550	—

(a)	This category consists of investments whose sector and industry exposures are maintained within a narrow band around Russell 1000 index. The portfolio holds approximately 150 stocks.
(b)	This category contains stocks whose sector weightings are maintained within a narrow band around those of the Russell 2000 index. The portfolio will typically hold more than 150 stocks.
(c)	This fund tracks the performance of the S&P 500 Index by purchasing the securities represented in the Index in approximately the same weightings as the Index.
(d)	This category contains large-cap stocks with above-average yield. The portfolio typically holds between 60 and 70 stocks.
(e)	This category consists of a portfolio of between 45 and 65 stocks that will typically overweight technology and health care.
(f)	This category consists of a broadly diversified portfolio of non-U.S. domiciled stocks. The portfolio will typically hold more than 200 stocks with 0%-35% invested in emerging markets securities.
(g)	This category consists of an index fund that tracks the Barclays Capital U.S. Aggregate Bond index. The fund invests in Treasury, agency, corporate, mortgage-backed and asset-backed securities.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Pension Plan (Continued)

December 31, 2010	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
Asset Category:
Mutual funds – Equity:
Large-Cap Value (a)	$507,220	$507,220	$—	$—
Small-Cap Core (b)	673,134	673,134	—	—

	1,180,354	1,180,354	—	—

Common/Collective Trusts – Equity:
Large-Cap Core (c)	578,123	—	578,123	—
Large-Cap Value (d)	293,325	—	293,325	—
Large-Cap Growth (e)	829,019	—	829,019	—
International Growth (f)	772,022	—	772,022	—

	2,472,489	—	2,472,489	—

Common/Collective Trusts – Fixed Income:
Market Duration Fixed (g)	1,968,471	—	1,968,471	—

	$5,621,314	$1,180,354	$4,440,960	$—

(a)	This category consists of investments whose sector and industry exposures are maintained within a narrow band around Russell 1000 index. The portfolio holds approximately 150 stocks.
(b)	This category contains stocks whose sector weightings are maintained within a narrow band around those of the Russell 2000 index. The portfolio will typically hold more than 150 stocks.
(c)	This fund tracks the performance of the S&P 500 Index by purchasing the securities represented in the Index in approximately the same weightings as the Index.
(d)	This category contains large-cap stocks with above-average yield. The portfolio typically holds between 60 and 70 stocks.
(e)	This category consists of a portfolio of between 45 and 65 stocks that will typically overweight technology and health care.
(f)	This category consists of a broadly diversified portfolio of non-U.S. domiciled stocks. The portfolio will typically hold more than 200 stocks with 0%-35% invested in emerging markets securities.
(g)	This category consists of an index fund that tracks the Barclays Capital U.S. Aggregate Bond index. The fund invests in Treasury, agency, corporate, mortgage-backed and asset-backed securities.

Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2012	$283,899
2013	290,982
2014	309,678
2015	330,145
2016	347,612
2017-2021	1,966,674

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Pension Plan (Continued)

At December 31, 2011, unrecognized net loss amounted to $3,895,593, which is included in accumulated other comprehensive loss. At December 31, 2010, unrecognized net loss amounted to $2,916,670 and was included in accumulated other comprehensive loss. For the year ending December 31, 2012, $382,216 of net loss is expected to be amortized in pension expense.

Postretirement Benefits

The Association provides certain health care and life insurance benefits to employees retired as of January 1, 1995. The following tables set forth the Plan’s funded status and the components of net postretirement benefit cost:

	December 31,
	2011	2010
Changes in benefit obligations:
Benefit obligation - beginning	$237,044	$237,867
Interest cost	12,480	13,584
Unrecognized net loss (gain) amortization	235	6,187
Benefits paid	(19,922)	(20,594)

Benefit obligation - ending	$229,837	$237,044

Reconciliation of funded status:
Accumulated benefit obligation	$(229,837)	$(237,044)

Postretirement benefit obligation	$(229,837)	$(237,044)

Valuation assumptions:
Discount rate	4.40%	5.54%

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Postretirement Benefits (Continued)

	Years Ended December 31,
	2011	2010
Net periodic expense:
Unrecognized net loss amortization	$5,180	$4,732
Interest cost	12,480	13,584
Unrecognized past service liability	3,824	3,824

Net postretirement benefit cost included in salaries and employee benefits	$21,484	$22,140

Valuation assumptions:
Discount rate	5.54%	6.00%
Current medical trend	9.00%	9.00%
Ultimate medical trend	5.00%	5.00%

The Plan is unfunded. It is estimated that contributions of approximately $23,330 will be made during the year ending December 31, 2012. Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2012	$23,330
2013	23,836
2014	24,008
2015	23,807
2016	23,150
2017-2021	97,933

At the year ended December 31, 2011, a medical cost trend rate of 8.0%, was estimated. For the year ended December 31, 2010, a medical cost trend of 9.00% was estimated. Increasing the assumed medical cost trend by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 2011 and 2010, by $13,000 and $14,000, respectively. The aggregate of the service and interest components of net periodic postretirement benefit cost for the years ended December 31, 2011 and 2010 were not affected.

At December 31, 2011, unrecognized prior service cost and unrecognized net loss amounted to $23,692 and $65,479, respectively, and were included in accumulated other comprehensive loss. At December 31, 2010, unrecognized prior service cost and unrecognized net loss amounted to $27,516 and $70,424, respectively, and were included in accumulated other comprehensive loss. For the year ended December 31, 2012, $5,304 of net loss and $3,824 of prior service cost are expected to be amortized in post-retirement benefit expense.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Supplemental Employee Retirement Plan (“SERP”)

	December 31,
	2011	2010
Changes in benefit obligations:
Benefit obligation - beginning	$740,644	$742,790
Service cost	13,552	11,448
Interest cost	38,456	41,776
Actuarial loss(gain)	139,702	37,630
Benefits paid	(93,000)	(93,000)

Benefit obligation - ending	$839,354	$740,644

Reconciliation of funded status:
Accumulated benefit obligation	$(733,033)	$(678,084)

Projected benefit obligation	$(839,354)	$(740,644)
Fair value of assets	—	—

Funded status	$(839,354)	$(740,644)

Valuation assumptions:
Discount rate	4.40%	5.54%
Salary increase rate	3.00%	3.00%

	Years Ended December 31,
	2011	2010
Net periodic expense:
Service cost	$13,552	$11,448
Interest cost	38,456	41,776
Unrecognized past service liability	11,776	11,776

Net SERP cost included in salaries and employee benefits	$63,784	$65,000

Valuation assumptions:
Discount rate	5.54%	6.00%
Salary increase rate	3.00%	3.00%

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Supplemental Employee Retirement Plan (“SERP”) (Continued)

The Plan is unfunded. It is estimated that contributions of approximately $93,185 will be made during the year ending December 31, 2012. Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2012	$93,185
2013	93,398
2014	96,541
2015	101,054
2016	13,542
2017-2021	170,938

At December 31, 2011, unrecognized prior service cost and unrecognized net loss amounted to $69,848 and $193,165, respectively, and were included in accumulated other comprehensive loss. At December 31, 2010, unrecognized prior service cost and unrecognized net loss of $81,624 and $51,680, respectively, were included in accumulated other comprehensive loss. For the year ended December 31, 2012, $11,776 of prior service cost and $13,520 of unrecognized net loss is expected to be amortized in SERP expense.

Retirement Plan for Directors

	December 31,
	2011	2010
Changes in benefit obligations:
Benefit obligation – beginning	$209,088	$210,030
Service cost	8,444	7,248
Interest cost	11,164	11,768
Actuarial loss (gains)	42,005	7,042
Benefits paid	(19,300)	(27,000)

Benefit obligation - ending	$251,401	$209,088

Reconciliation of funded status:
Accumulated benefit obligation	$(190,213)	$(166,620)

Projected benefit obligation	$(251,401)	$(209,088)
Market value of assets	—	—

Funded status	$(251,401)	$(209,088)

Valuation assumptions:
Discount rate	4.00%	5.54%
Salary increase rate	3.00%	3.00%

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Retirement Plan for Directors (Continued)

	Year Ended December 31,
	2011	2010
Net periodic expense:
Service cost	$8,444	$7,248
Interest cost	11,164	11,768
Unrecognized (gain)	(2,360)	(3,000)
Unrecognized past service liability	5,512	5,512

Net cost included in directors’ compensation	$22,760	$21,528

Valuation assumptions:
Discount rate	5.54%	6.00%
Salary increase rate	3.00%	3.00%

The Plan is unfunded. It is estimated that contributions of approximately $1,786 will be made during the year ending December 31, 2012. Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2012	$1,786
2013	3,591
2014	17,813
2015	18,222
2016	18,694
2017-2021	71,454

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Retirement Plan for Directors (Continued)

At December 31, 2011, unrecognized prior service cost and unrecognized net gain amounted to $42,275 and $7,320, respectively, and are included in accumulated other comprehensive loss. At December 31, 2010, unrecognized prior service cost and unrecognized net gain of $47,787 and $51,685, respectively, were included in accumulated other comprehensive loss. For the year ended December 31, 2012, $5,512 of prior service cost is expected to be amortized in expense.

ESOP

The Company has established an ESOP for all eligible employees. The ESOP used $696,160 of proceeds from a term loan from the Company to purchase 105,294 shares (adjusted for the February, 2005 and March, 2006 stock dividends) of Company common stock in the initial offering. The term loan from the Company to the ESOP is payable over 20 years. Interest on the term loan is payable monthly, commencing on November 1, 2003, at the rate of 5.5% per annum. The Association intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required from the ESOP on the term loan. Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the ESOP, in the year of allocation. During the years ended December 31, 2011 and 2010, the Association made cash contributions of $57,000 to the ESOP, of which $29,000 and $28,000, respectively, was applied to loan principal. At December 31, 2011 and 2010, the loan had an outstanding balance of $495,000 and $524,000, respectively.

The ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Company records compensation expense equal to the current market price of the shares, and the shares become outstanding for net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of stockholders’ equity. Contributions equivalent to dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $25,000 and $25,000 for the years ended December 31, 2011 and 2010, respectively, which is included in salary and employee benefits.

The ESOP shares are summarized as follows:

	December 31,
	2011	2010
Unearned shares	61,858	67,123
Shares committed to be released	—	—
Shares released	35,232	29,967
Shares distributed	8,204	8,204

	105,294	105,294

Fair value of unearned shares	$194,853	$402,738

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Restricted Stock Awards

Restricted Stock Awards under the Stock-Based Incentive Plan are granted in the form of Company common stock, and vest over a period of eight years (12.5% annually from the date of grant). The Restricted Stock Awards become fully vested upon the death or disability of the holder. At December 31, 2011 and 2010, there were no shares remaining available for future restricted stock awards.

The following is a summary of the status of the Company’s non-vested restricted shares for the years ended December 31, 2011 and 2010:

	Restricted Shares	Weighted Average Grant Date Fair Value
Non-vested as of December 31, 2009	11,398	$9.71
Vesting	3,800	9.71

Non-vested as of December 31, 2010	7,598	9.71

Vesting	3,800	9.71

Non-vested as of December 31, 2011	3,798	$9.71

No shares were granted or forfeited during the years ended December 31, 2011 and 2010. During both the years ended December 31, 2011 and 2010, the Company recorded $41,000 of stock-based compensation expense and the income tax benefit attributed to this expense was $17,000 during each year. Expected future compensation expense relating to the 3,798 non-vested restricted share awards as of December 31, 2011 is $41,000 over a weighted average period of 1 year.

Stock Options

Stock Options granted under the Stock-Based Incentive Plan may be either options that qualify as incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or non-statutory options. Options granted will vest and will be exercisable on a cumulative basis in equal installments at the rate of 12.5% per year commencing one year after the grant date. All options granted will be exercisable in the event the optionee terminates his employment due to death or disability. The options expire ten years from the date of grant. At December 31, 2011 and 2010, there were 57,357 shares available for future option grants.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Stock Options (Continued)

A summary of stock option activity follows:

	Number of Stock Options	Weighted Average Exercise price
Balance at December 31, 2009	82,378	$9.71
Granted	—
Exercised	—
Forfeited	—

Balance at December 31, 2010	82,378	9.71

Granted	—
Exercised	—
Forfeited	—

Balance at December 31, 2011	82,378	$9.71

Exercisable at December 31, 2011	75,503	$9.71

During both the years ended December 31, 2011 and 2010, the Company recorded $41,000 for stock option expense and the tax benefit attributed to non-qualified stock option expense was $3,000 in each year.

Expected future compensation expense relating to the 6,875 nonvested options outstanding as of December 31, 2011 is $27,843 over a weighted-average period of 1 year.

At December 31, 2011 and 2010, the intrinsic value of stock options outstanding and stock options exercisable amounted to $0 and the weighted average remaining contractual term was 3 and 4 years, respectively. At and for the years ended December 31, 2011 and 2010, there was no dilutive effect of stock options.

Note 12 - Income Taxes

The Association qualifies as a savings and loan association under the provisions of the Internal Revenue Code and, therefore, was permitted, prior to January 1, 1996, to deduct from Federal taxable income an allowance for bad debts based on eight percent of taxable income before such deduction, less certain adjustments, subject to certain limitations. Beginning January 1, 1996, the Association, for Federal income tax purposes, must calculate its tax bad debt deduction using either the experience or the specific charge off method. Retained earnings at December 31, 2011 and 2010, include approximately $3,368,000 of such bad debt deductions for which income taxes have not been provided. During 2010, amendments of the New York State and New York City’s tax law and ordinance conformed the bad debt deduction to the deduction allowed under the Federal income tax law for taxable years beginning on or after January 1, 2010.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 12 - Income Taxes (Continued)

The components of income taxes are summarized as follows:

	Years Ended December 31,
	2011	2010
Current income tax expense:
Federal	$7,610	$435,949
State and city	34,768	102,960

	42,378	538,909

Deferred income tax (benefit):
Federal	(307,983)	(220,694)
State and city	(365,996)	(161,966)

	(673,979)	(382,660)

	$(631,601)	$156,249

The following table presents a reconciliation between reported income taxes and the income taxes which would be computed by applying the applicable Federal income tax rate of 34% to consolidated (loss) income before income taxes:

	Years Ended December 31,
	2011	2010
Federal income tax (benefit) expense	$(431,726)	$203,143
(Decreases) increases in income taxes resulting from:
New York State and City taxes, net of federal income tax effect	(218,610)	(38,944)
BOLI income and other non-taxable items	(18,735)	(7,950)

Income Tax (Benefit) Expense	$(631,601)	$156,249

Effective Income Tax Rate	49.74%	26.15%

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 12 - Income Taxes (Continued)

The income tax effects of existing temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,
	2011	2010
Deferred income tax assets:
Allowance for loan losses	$1,013,995	$686,302
Non-accrual interest	437,777	276,891
Depreciation	73,902	134,011
Deferred compensation	308,592	309,342
Benefit plans	774,357	346,695
Net operating loss carry forward	341,961	—
Other	86	46,904

	2,950,670	1,800,145
Deferred income tax liabilities	—	—

Net Deferred Income Tax Asset Included in Other Assets	$2,950,670	$1,800,145

At December 31, 2011, the Company had net operating loss carry forwards of $634,000 for federal purposes and $1.1 million for New York State and New York City purposes. As a result of the $9.1 million gain recognized on the January 2012 building sale (discussed in Notes 1 and 20 to these consolidated financial statements), the Company expects to fully utilize all net operating loss carry forwards in 2012.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 13 – Comprehensive Income

The components of accumulated other comprehensive loss included in stockholders’ equity are as follows:

	December 31,
	2011	2010
Pension plan:
Unrecognized net loss	$(3,895,593)	$(2,916,670)

Postretirement benefits:
Unrecognized net loss	(65,479)	(70,424)
Unrecognized prior service cost	(23,692)	(27,516)

SERP:
Unrecognized net loss	(193,165)	(51,680)
Unrecognized prior service cost	(69,848)	(81,624)

Retirement Plan for Directors:
Unrecognized net gain	7,320	51,685
Prior service cost	(42,275)	(47,787)

Accumulated comprehensive loss before taxes	(4,282,732)	(3,144,016)
Tax Effect	1,792,102	1,315,556

Accumulated other comprehensive loss	$(2,490,630)	$(1,828,460)

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 13 – Comprehensive Income (Continued)

The components of other comprehensive loss and related tax effect is presented in the following table:

	Years Ended December 31,
	2011	2010
Pension plan:
Net (loss)	$(978,923)	$(19,011)

Postretirement benefits:
Net gain (loss)	4,945	(1,455)
Prior service cost	3,824	3,824

SERP:
Net (loss)	(141,485)	(37,630)
Prior service cost	11,776	11,776

Retirement Plan for Directors:
Net (loss)	(44,365)	(10,042)
Prior service cost	5,512	5,512

Other comprehensive (loss) before taxes	(1,138,716)	(47,026)

Tax effect	476,546	19,680

Other comprehensive (loss)	(662,170)	$(27,346)

Note 14 - Commitments

The Association is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement the Association has in particular classes of financial instruments.

The Association’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Association uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 14 - Commitments (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The total commitment amounts do not necessarily represent future cash requirements. The Association evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Association upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but primarily includes residential and income-producing real estate.

The Association has outstanding various commitments to originate or purchase loans as follows:

	December 31,
	2011	2010
Mortgage loans	$405,000	$2,244,000
Secured credit cards	136,223	131,000

	$541,223	$2,375,000

At December 31, 2011, the outstanding mortgage loan commitments included $405,000 for fixed interest rates at 4.75%.

At December 31, 2010, the outstanding mortgage loan commitments included $1,644,000 for fixed interest rates ranging from 4.25% to 5.75% and $600,000 for adjustable interest rates at 5.50%.

Rentals, including related expenses, under long-term operating leases for certain branch offices amounted to approximately $201,000 and $116,000 for the years ended December 31, 2011 and 2010, respectively. At December 31, 2011, the minimum rental commitments under all noncancellable leases with initial or remaining terms of more than one year are as follows:

Year Ended December 31,	Amount
2012	$284,699
2013	290,396
2014	296,201
2015	302,125
2016	308,930
Thereafter	1,487,513

The Company and the Association also have, in the normal course of business, commitments for services and supplies. Management does not anticipate losses on any of these transactions.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 15 - Contingencies

The Company and the Association are parties to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on the consolidated financial position or operations of the Company.

Note 16 - Fair Value Measurements and Fair Values of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Association could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amount reported at each year-end.

FASB’s guidance on fair value measurement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance does not require any new fair value measurements. The definition of fair value retains the exchange price notion in earlier definitions of fair value. The guidance clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The Company had no assets which are required to be measured on a recurring basis at December 31, 2011 and 2010.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 16 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

For assets measured at fair value on a non-recurring basis, the fair value measurements by level within the fair value hierarchy used are as follows:

Description	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In Thousands)
Impaired Loans
December 31, 2011	$5,422	$—	$—	$5,422
December 31, 2010	$4,769	$—	$—	$4,769

The Company had no liabilities which are required to be measured on a recurring or non-recurring basis at December 31, 2011 and 2010.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments at December 31, 2011 and 2010:

Cash and Cash Equivalents (Carried at Cost)

The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets’ fair values.

Securities

The fair value of securities held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.

Loan Receivable (Carried at Cost)

The fair value of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 16 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Impaired Loans

Impaired loans are those for which the Company has measured and recorded impairment generally based on the fair value of the loan’s collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.

Accrued Interest Receivable

The carrying amounts reported in the balance sheet for accrued interest receivable approximate those assets’ fair values.

Federal Home Loan Bank of New York (FHLB) Stock (Carried at Cost)

The carrying amount of restricted investment in FHLB stock approximates fair value, and considers the limited marketability of such securities.

Deposit Liabilities (Carried at Cost)

The fair value disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings (Carried at Cost)

The carrying amounts of short-term borrowings approximate their fair values.

Long-Term Borrowings (Carried at Cost)

Fair values of FHLB advances are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturity. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Accrued Interest Payable

The carrying amounts reported in the balance sheet for accrued interest payable approximate the assets’ fair values.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 16 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Off-Balance Sheet Financial Instruments (Disclosed at Cost)

Fair value for the Association’s off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing.

As of December 31, 2011 and 2010, the fair value of commitments to extend credit were not considered to be material.

The estimated fair values of the Association’s financial instruments were as follows at December 31, 2011 and 2010.

	December 31,
	2011		2010
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)
Financial assets:
Cash and cash equivalents	$8,801	$8,801	$8,184	$8,184
Securities held to maturity	25,749	27,402	21,780	23,084
FHLB stock	698	698	808	808
Loans receivable	95,162	101,557	106,478	112,166
Accrued interest receivable	554	554	607	607

Financial liabilities:
Deposits	114,923	116,442	117,074	118,460
Advances from FHLB	10,082	10,113	12,043	12,209
Accrued interest payable	5	5	28	28

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 17 - Parent Only Financial Information

The Company operates its wholly owned subsidiary, the Association. The earnings of the Association are recognized by the Company under the equity method of accounting. The following are the condensed financial statements for the Company (Parent Company only) as of and for the years ended December 31, 2011 and 2010.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2011	2010
Assets
Cash and cash equivalents	$124,408	$227,008
Investment in the Association	13,772,427	14,881,231
ESOP loan receivable	494,736	523,959
Other assets	191,457	125,530

Total Assets	$14,583,028	$15,757,728

Liabilities and Stockholders’ Equity

Other liabilities	$23,003	$4,211
Stockholders’ equity	14,560,025	15,753,517

Total Liabilities and Stockholders’ Equity	$14,583,028	$15,757,728

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,
	2011	2010
Interest income	$29,529	$31,765
Undistributed earnings (distribution in excess of earnings) of Association	(553,496)	474,794

	(523,967)	506,559
Non-interest expenses	157,842	93,507

(Loss) income before Income Tax Benefit	(681,809)	413,052
Income tax benefit	(43,626)	(28,177)

Net (Loss) Income	$(638,183)	$441,229

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 17 - Parent Only Financial Information (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2011	2010
Cash Flows from Operating Activities
Net income	$(638,183)	$441,229
Undistributed earnings (distribution in excess of earnings) of Association	553,496	(474,794)
Increase in other assets	(65,927)	(30,927)
(Decrease) increase in other liabilities	18,791	(3,154)

Net Cash (Used in) Operating Activities	(131,823)	(67,646)

Cash Flows from Investing Activities
Repayments ESOP loan receivable	29,223	27,669

Net (Decrease) in Cash and Cash Equivalents	(102,600)	(39,977)

Cash and Cash Equivalents - Beginning	227,008	266,985

Cash and Cash Equivalents - Ending	$124,408	$227,008

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 18 - Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)
Interest income	$1,763	$1,712	$1,662	$1,669
Interest expense	412	388	378	376

Net Interest Income	1,351	1,324	1,284	1,293

Provision for loan losses	139	1,564	—	8

Net Interest Income (loss) after Provision for Loan Losses	1,212	(240)	1,284	1,285

Non-interest income	63	96	62	62
Non-interest expenses	1,252	1,201	1,385	1,256

Income (loss) before Income Tax Expense (Benefit)	23	(1,345)	(39)	91

Income tax expense (benefit)	(13)	(548)	(19)	(52)

Net Income (loss)	$36	$(797)	$(20)	$143

Net income (loss) per common share, basic and diluted	$0.01	$(0.30)	$(0.01)	$(0.05)

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 18 - Quarterly Financial Data (Unaudited) (Continued)

	Year Ended December 31, 2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)
Interest income	$2,087	$2,004	$1,988	$1,883
Interest expense	557	531	499	463

Net Interest Income	1,530	1,473	1,489	1,420

Provision for loan losses	154	134	100	433

Net Interest Income after Provision for Loan Losses	1,376	1,339	1,389	987

Non-interest income	63	65	64	61
Non-interest expenses	1,212	1,194	1,171	1,170

Income (loss) before Income Tax Expense (Benefit)	227	210	282	(122)
Income tax expense (benefit)	87	64	32	(27)

Net Income (loss)	$140	$146	$250	$(95)

Net income (loss) per common share, basic and diluted	$0.05	$0.05	$0.09	$(0.04)

Note 19 - Recent Accounting Pronouncements

The following is a summary of recently issued authoritative pronouncements that could have an impact on the accounting, reporting, and/or disclosure of the consolidated financial information of the Company.

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-05, “Comprehensive Income - Presentation of Comprehensive Income”. The provisions of this ASU amend FASB Accounting Standards Codification (“ASC”) Topic 220, “Comprehensive Income,” to facilitate the continued alignment of U.S. GAAP with International Accounting Standards. The ASU prohibits the presentation of the components of comprehensive income in the statement of stockholder’s equity. Reporting entities are allowed to present either: a statement of comprehensive income, which reports both net income and other comprehensive income; or separate, but consecutive, statements of net income and other comprehensive income. Under previous GAAP, all 3 presentations were acceptable. Regardless of the presentation selected, the Reporting Entity is required to present all reclassifications between other comprehensive and net income on the face of the new statement or statements.

The FASB subsequently issued ASU 2011-12, which defers the presentation of all reclassification adjustments while the FASB considers the operational concerns raised with regard to this presentation, as

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 19 - Recent Accounting Pronouncements (Continued)

well as whether or not this presentation meets the needs of financial statement users. Until the FASB has reached a decision, reporting entities should continue to present reclassifications out of accumulated other comprehensive income consistent with pre-existing requirements.

The provision to prepare either a combined statement of comprehensive income or separate, but consecutive, statements of net income and other comprehensive income remains in effect for fiscal years and interim periods beginning after December 15, 2011 for public companies, and for fiscal years ending after December 15, 2012 for nonpublic companies. As the two remaining options for presentation existed prior to the issuance of this ASU, early adoption is permitted. The Company does not expect the adoption of these pronouncements to have a material impact on consolidated operations or financial position.

The FASB issued ASU 2011-04 to amend FASB ASC Topic 820, Fair Value Measurements, to bring U.S. GAAP for fair value measurements in line with International Accounting Standards. The ASU clarifies existing guidance for items such as: the application of the highest and best use concept to non-financial assets and liabilities; the application of fair value measurement to financial instruments classified in a reporting entity’s stockholder’s equity; and disclosure requirements regarding quantitative information about unobservable inputs used in the fair value measurements of level 3 assets. The ASU also creates an exception to Topic 820 for entities which carry financial instruments within a portfolio or group, under which the entity is now permitted to base the price used for fair valuation upon a price that would be received to sell the net asset position or transfer a net liability position in an orderly transaction. The ASU also allows for the application of premiums and discounts in a fair value measurement if the financial instrument is categorized in level 2 or 3 of the fair value hierarchy. Lastly, the ASU contains new disclosure requirements regarding fair value amounts categorized as level 3 in the fair value hierarchy such as: disclosure of the valuation process used; effects of and relationships between unobservable inputs; usage of nonfinancial assets for purposes other than their highest and best use when that is the basis of the disclosed fair value; and categorization by level of items disclosed at fair value, but not measured at fair value for financial statement purposes. For public entities, this ASU is effective for interim and annual periods beginning after December 15, 2011. For nonpublic entities, the ASU is effective for annual periods beginning after December 15, 2011. The Company does not expect the adoption of these pronouncements to have a material impact on consolidated operations or financial position.

Note 20 – Property Sale

During 2010, the Company entered into an agreement (the “Agreement”) to sell its current main branch building and a portion of Flatbush Federal’s adjoining real estate to a third party (the “Purchaser”) (the “Transfer”). Under the Agreement, Purchaser would acquire Flatbush Federal’s current main branch building located at 2146 Nostrand Avenue, Brooklyn, New York (“Property A”). In addition thereto, the Purchaser would take title to 2158 Nostrand Avenue, Brooklyn, New York (“Property B”), and an approximately 12,305 square foot parcel (“Property C”) of a larger adjoining parking lot (“Lot 124”) abutting parts of Nostrand Avenue and Hillel Place, Brooklyn, New York (Property A, Property B, and Property C are collectively, the “Properties”).

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 20 – Property Sale (Continued)

On March 24, 2011, the Company and the Purchaser entered into an amendment to the Agreement. The significant terms of the Agreement, as amended, are as follows:

1.	The Purchaser was required to subdivide Lot 124 (of which Property C forms a part of) into two separate tax lots or parcels (the “Subdivision”). Lot 124 consists of (i) Parcel C and (ii) a 3,100 square foot parcel which abuts Hillel Place (the “Retained Property”). Flatbush Federal will retain title to the Retained Parcel, which will become the site of a new branch building (“Branch Building”).

2.	The Transfer must close (the “Closing”) five (5) days after the date the Subdivision has been approved and new tax lot numbers are assigned to Property C and the Retained Property.

3.	The Purchaser is obligated to complete construction of and deliver to the Company a building containing a 3,000 square foot ground floor bank branch, a cellar, and three (3) additional floors of office space. In consideration of constructing the three (3) additional floors of office space, the Purchaser shall receive a credit at the Closing.

4.	One of the principals of the Purchaser will personally guarantee the Purchaser’s obligation to deliver the bank branch and office building to Flatbush Federal.

The Company plans to use the additional three (3) floors of office space (consisting of approximately 7,125 of additional square feet) for its executive and administrative offices.

The transfer closed on January 13, 2012; at that date the Company received $6,340,000 in cash and a building valued at $3,176,000 and recorded a pre-tax gain of $9,073,000.

Upon the Closing, Flatbush Federal began leasing back Property A on an interim basis for its continued use as a temporary bank branch (the “Branch Lease”) for one ($1.00) dollar per year. Flatbush Federal must relocate to the new Branch Building no later than 45 days after the Purchaser completes the construction of the Branch Building and if applicable, the Purchaser’s contractor has completed construction of the interior build-out and delivers to Flatbush Federal a temporary certificate of occupancy for the Branch Building, Bank branch expansion and interior build-out. At that time, the Branch Lease will terminate, and Flatbush Federal will open the Branch Building for business as its new bank branch.

REVOCABLE PROXY

FLATBUSH FEDERAL BANCORP, INC.

SPECIAL MEETING OF STOCKHOLDERS

October 24, 2012

The undersigned hereby appoints the official proxy committee, consisting of the Board of Directors of Flatbush Federal Bancorp, Inc. (the “Company”), with full powers of substitution to act as attorneys and proxies for the undersigned to vote all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Stockholders (“Special Meeting”) to be held at the New York Marriott at the Brooklyn Bridge, 333 Adams Street, Brooklyn, New York 11210, on October 24, 2012, at 11:00 a.m., Eastern time. The official proxy committee is authorized to cast all votes to which the undersigned is entitled as follows:

	FOR	AGAINST	ABSTAIN

1.      Approval of an Agreement and Plan of Merger, dated as of March 13, 2012, by and among (i) Northfield Bank, Northfield Bancorp, Inc. and Northfield Bancorp, MHC, and (ii) Flatbush Federal Savings & Loan Association, Flatbush Federal Bancorp, Inc. and Flatbush Federal Bancorp, MHC, as amended, which provides for, among other things, the merger of Flatbush Federal Savings & Loan Association with and into Northfield Bank, the merger of Flatbush Federal Bancorp, Inc. with and into Northfield Bancorp, Inc., and the merger of Flatbush Federal Bancorp, MHC with and into Northfield Bancorp, MHC;

	☐	☐	☐

	FOR	AGAINST	ABSTAIN

2.      Approval, by non-binding advisory vote, of certain compensation arrangements for Flatbush Federal Bancorp, Inc.’s named executive officers in connection with the mergers described above that will be implemented if the Agreement and Plan of Merger is consummated;

	☐	☐	☐

	FOR	AGAINST	ABSTAIN

3.      Adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the Agreement and Plan of Merger; and

	☐	☐	☐

such other business as may properly come before the Special Meeting.

The Board of Directors recommends a vote “FOR” each of the listed proposals.

THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO INSTRUCTIONS ARE SPECIFIED, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS SET FORTH ABOVE. IF ANY OTHER BUSINESS IS PRESENTED AT THE SPECIAL MEETING, THIS PROXY WILL BE VOTED BY THE MAJORITY OF THE BOARD OF DIRECTORS. AT THE PRESENT TIME, THE BOARD OF DIRECTORS KNOWS OF NO OTHER BUSINESS TO BE PRESENTED AT THE SPECIAL MEETING.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

Should the undersigned be present and elect to vote at the Special Meeting or at any adjournment thereof and after notification to the Secretary of the Company at the Special Meeting of the stockholder’s decision to terminate this proxy, then the power of said attorneys and proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by sending written notice to the Secretary of the Company at the address set forth on the Notice of Special Meeting of Stockholders, or by the filing of a later proxy prior to a vote being taken on a particular proposal at the Special Meeting.

The undersigned acknowledges receipt from the Company prior to the execution of this proxy of Notice of the Special Meeting and a Proxy Statement/Prospectus dated September 20, 2012.

Dated:	☐ Check Box if You Plan
to Attend Special Meeting

PRINT NAME OF STOCKHOLDER	PRINT NAME OF STOCKHOLDER

SIGNATURE OF STOCKHOLDER	SIGNATURE OF STOCKHOLDER

Please sign exactly as your name appears on this card. However, only one stockholder needs to sign in the case of joint ownership. When signing as attorney, executor, administrator, trustee or guardian, please give your full title.

PLEASE COMPLETE AND DATE THIS PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED

POSTAGE-PREPAID ENVELOPE.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING

The Notice of Special Meeting of Stockholders, Proxy Statement/Prospectus and Proxy Card are available at http://www/cfpproxy.com/5530sm.